[HEINZ LOGO]

WORLD HEADQUARTERS
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857
Theodore N. Bobby
Senior Vice President
and General Counsel
July 5, 2006
VIA FACSIMILE AND FEDERAL EXPRESS
Mara L. Ransom, Esq.
Special Counsel, Office of Mergers & Acquisitions
Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Re:	H.J. Heinz Company — Revised Schedule 14A, filed June 29, 2006.
File No. 001-03385

Dear Ms. Ransom:
        This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 1, 2006 (the “Comment Letter”) regarding the above-referenced Proxy Statement filed by H.J. Heinz Company (the “Company”) on Schedule 14A on June 29, 2006 (the “Proxy Statement”) and other additional soliciting materials.
        Set forth below are responses to the Staff’s comments numbered 1 through 9, as set forth in the Comment Letter.
Schedule 14A
1.	See prior comment 2. While we note that you have recharacterized many of your statements as your belief, the underlying support for certain of such statements remains unclear. See, for example, the following statements:
        With respect to the Staff’s comment regarding our statements that “[Peltz] would cripple Heinz” and that the cuts suggested by Peltz are “unrealistic,” we note the following:
Selling, General and Administrative expenses (“SG&A”), excluding marketing expense, were approximately $1.56 billion in FY06. The $400 million the Trian proposal calls for as a reduction is over 25% of this base.
Mailing Address: H.J. Heinz Company, P.O. Box 57, Pittsburgh, Pennsylvania 15230-0057
Telephone: 412 456 6007 / FAX: 412 456 6115

In our experience a reduction of this magnitude across this broad range of costs is not practical and, in addition, would be damaging to the health of the business.
SG&A expenses can be broken into two major categories: selling/distribution and general administrative (“G&A”) costs.
Selling and distribution can be further segmented into variable and fixed costs. Variable selling and distribution costs were $466 million or 5.4% of sales in FY06. These costs are tied very closely to changes in sales and have increased by 0.4% of sales since FY03, primarily as a result of higher fuel costs. Although we continue to search for opportunities to reduce these costs, fuel cost increases in the last few years have a significant impact on distribution costs and have more than offset these initiatives.
Fixed S&D costs were $374 million or 4.3% of sales in FY06. These costs are primarily costs associated with owned and leased warehouses, Company-employed sales people and warehouse workers. Although not directly tied to sales levels the Company has been able to maintain these costs between 4.2% and 4.4% of sales for the last four years.
The selling and distribution area represents our key points of contact with all of our customers and distribution networks. We continue to search for further opportunities for efficiency in this area. However, even cost savings in the low single digits require intense analysis and careful implementation to ensure that this vital link with our customers is not damaged. We believe that reducing selling and distribution costs by the levels proposed by the Peltz/Trian group, if even possible, would materially damage our customer relationships.
The other major area of SG&A is the G&A component which accounts for $726 million or 8.4% of sales in FY06. This has increased from 7.5% of sales in FY03 and based on Trian’s comments appears to be the focus of the proposed savings. As we previously noted, over half of the G&A costs are people related, and that is why we made the comment about firing all of the G&A employees. After people costs, the next largest category would be professional services, these include information technology outsourcing, legal services, payroll services, audit services, and other. We view most of these fees as necessary to run a global food company safely and effectively, and they are examined regularly as part of the annual budgeting process to see if they can be eliminated or reduced. Other major cost categories are leases, depreciation, travel and telecommunications. Again, these are managed closely for opportunities to eliminate or reduce.

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Overall, we do not see an opportunity to reduce SG&A costs by any amount close to $400 million or over 25% and continue to manage the company effectively. As we have noted we plan to reduce these costs by $90 million or about 6% over the next two years. We believe this is an aggressive but realistic number. It is based on actions taken in FY06 to reduce headcount at the Asian, European and World Headquarters. It includes applying electronic auctions and other procurement best practices against costs in the SG&A area that had in the past only been applied to items in the manufacturing area. It also includes renegotiating certain distribution contracts to further reduce costs in this area.
In our judgment there are always opportunities for further efficiencies in a company of our size and complexity, but reductions in the magnitude of 25% are unrealistic. As we have noted in the SG&A comparison slide that is discussed in the paragraph below, we already are well below the average for the industry.
Moreover, we note that the Peltz/Trian plan provides no timeframe for implementation, and does not take into consideration wages, commodities and fuel inflation.
        With respect to the Staff’s comment regarding the independent analysts’ “not achievable” and “overly aggressive” quotes, we have revised the attached draft Proxy Statement to remove these quotes.
        With respect to the Staff’s comments regarding the data for the SG&A of our peers, the table was prepared based on data obtained from Compustat. SG&A costs and Net Sales numbers for peer companies (attached hereto as Annex A) were sourced from Compustat for the latest fiscal year reported (as of June 1st, 2006). This information was used to calculate SG&A costs as a percentage of Net Sales.
        With respect to the Staff’s comment regarding the “self-interested voices,” and “his representatives would represent themselves, and not [shareholders]” statements, we note the following:
•	Messrs. Peltz and May are the controlling shareholders and two most senior executives of Triarc Companies, Inc. (“Triarc”), and sit on Triarc’s board of directors. Mr. Peltz’s compensation at Triarc in 2005 was 396% above Triarc’s peer group average, according to Proxy Governance, Inc.’s June 2, 2006 report on Triarc attached hereto as Annex Al.

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•	Andrew Peltz, Mr. Peltz’s son, was employed by Triarc between January 1999 and March 2003.[1] In 2002, Andrew Peltz collected salary and bonus compensation of $450,000 from Triarc and was awarded options to acquire 25,000 shares of Class A shares of Triarc.[2] In 2003, Andrew Peltz collected salary and bonus compensation of $112,500 from Triarc.[3]

•	Jonathan May, Mr. May’s son, was employed by Triarc and Arby’s in various positions until his resignation in 2004[4]. Jonathan May collected salary and bonus compensation of $790,625 in 2003, $725,000 in 2002 (in addition to options to acquire 30,000 shares of Triarc), $654,167 in 2001 (in addition to options to acquire 25,000 shares of Triarc)[5], and $749,135 in 2000 (in addition to options to acquire 35,000 shares of Triarc).[6]

•	Upon his resignation on April 30, 2004, Jonathan May was engaged as a consultant to Triarc on a part-time, non-exclusive basis through December 31, 2004, and in this capacity collected more than $166,000, in addition to a $200,000 bonus for his services to Triarc during 2004.[7] In addition, Jonathan May’s separation agreement with Triarc provided that certain options to purchase 28,334 shares of Class A shares of Triarc and 56,668 shares of Class B shares of Triarc which had previously been granted to Jonathan May but had not vested as of the date of his resignation would be accelerated to vest on such date, and would remain exercisable by Jonathan May for an entire year following his resignation.[8]
        We believe this information, along with the information we provided on pages 4, 5 and 6 of our letter to you on June 27, 2006 regarding Messrs. Peltz and

[1]	Triarc Companies, Inc., Proxy Statement, at 34 (April 26, 2004).

[2]	Triarc Companies, Inc., Proxy Statement, at 32 (April 28, 2003).

[3]	Triarc Companies, Inc., Proxy Statement, at 34 (April 26, 2004).

[4]	Triarc Companies, Inc., Proxy Statement, at 20, 23 (April 26, 2004).

[5]	Triarc Companies, Inc., Proxy Statement, at 20 (April 26, 2004).

[6]	Triarc Companies, Inc., Proxy Statement, at 17 (April 28, 2003).

[7]	Triarc Companies, Inc., Proxy Statement, at 41 (May 2, 2005).

[8]	Triarc Companies, Inc., Proxy Statement, at 23 (April 26, 2004).

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May’s record at Mountleigh, Triangle Industries, Inc. and the compensation lawsuits at Triarc, provide a clear and reasonable basis for Heinz to find a pattern by Messrs. Peltz and May of putting their own and their family members’ interests ahead of the interests of shareholders of companies they control or manage and whose boards they sit on.
        With respect to the Staff’s comment regarding the “hidden agenda” statement, we note the following:
        We believe the Peltz/Trian group’s hidden agenda is to take control of Heinz’s Board of Directors. The Peltz/Trian group states on page 7 of the proxy statement on Schedule 14A filed with the Commission on June 22, 2006 that it is “not seeking control of the Board [of Heinz]”. It also states on page 11 that “Board action requires a majority of the directors present at a meeting at which a quorum is present. Accordingly, our Nominees, if elected, will not be able to take Board action at a meeting of the full Board without the support of at least two other directors.” These statements clearly do not point out that the election of the Peltz/Trian’s nominees to over 40% of the seats on Heinz’s Board would in effect give the Peltz/Trian group substantial ability to select Heinz’s senior management team (and thereby control Heinz), and what amounts to a blocking minority on most board actions. These statements do not point out that, with over 40% of the Heinz Board, the Peltz/Trian group would have the effective ability to direct the policies and management of Heinz, which is the textbook definition of “control” under the federal securities laws. See SEC Exchange Act Rule 12b-2 (“control” “means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”); see also Chromalloy America Corp. v. Sun Chemical Corp., 611 F.2d 240, 246-47 (8th Cir. 1979) (stating “As a matter of law, Rule 12b-2(f) contemplates that influence can be an element of control. Control is defined to include ‘the (Indirect) power to ... cause the direction of... policies.’ Disclosure of a control purpose may be required where the securities purchaser has a perceptible desire to influence substantially the issuer’s operations.”). The Peltz/Trian group may also be deemed to “control” under various provisions of the Pennsylvania Business Corporation Law. See e.g., section 2552 of the Pennsylvania Business Corporation Law (defining “Control” as “The possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”). Our use of the term “hidden agenda” refers to our view that the Peltz/Trian group has a very clear “control” intent, which they deny, and we respectfully believe that we have a reasonable factual basis for concluding that the Peltz/Trian group has such a hidden control agenda. We also note that the Board is currently composed of 12 directors, of whom 11 are independent, and

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comprises no blocs of affiliated directors such as the 5-person bloc proposed by the Peltz/Trian group.
This year’s vote at the Annual Meeting is extremely important...
2.	We note your revisions in response to prior comment 4, however, your disclosure continues to be unclear. Considering you received the notice of intent from Trian Partners on March 2, 2006, it is not clear why you have not yet made a determination as to the validity of this notice. Please revise to advise shareholders as to why you believe that the notice may or may not, as applicable, be valid so that it is clear whether or not Trian’s matters will be presented at the Annual Meeting.
        We note your comment regarding our pending review of the validity of Trian’s notice. We draw the Staff’s attention to Section 6 of Article II of the Company’s By-Laws attached hereto as Annex B, which specifies the procedures and requirements for shareholder nominations and proposed business at any annual meeting of shareholders. As you will see, to present a valid notice, the shareholder must comply with extensive disclosure requirements. Specifically, you will note that the By-Law requires the shareholder who proposes a nominee to set forth “all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.” As stated in the letter addressed by our counsel, Davis Polk & Wardwell to the Staff on June 27, 2006, we have identified several areas of concern regarding whether Trian has satisfied these requirements and provided a detailed discussion thereof. Accordingly, we continue to review Trian’s notice under the Company’s By-Laws. Please note that we recognize our disclosure obligation should Heinz decide to challenge the validity of the notice and will follow proper procedures should that circumstance arise.
Peltz Nominees do not Satisfy Heinz Director Independence Standards
3.	So as to place your statements in context as to the rating The Corporate Library has given to Triarc, please disclose the comparable ratings given to you or revise to remove this statement. To the extent you disclose this information, please provide us with a copy of the report.
        In response to the Staff’s comment, please see the attached revised draft Proxy Statement removing the reference to The Corporate Library report and the rating given therein to Triarc.
Other Business

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4.	Although your disclosure states that you are unaware of any other business to be brought, according to the soliciting materials filed by Trian Partners they have presented a proposal to repeal amendments to your by-laws. What actions do you intend to take given that Trian has indicated that it will present the by-law proposal and this proposal is included on its proxy card? Please disclose. Please confirm that you do not intend to utilize discretionary authority with respect to this proposal or advise us why you believe such authority would be available to you. Also, advise us of the effect under state law of executing a later-dated Company proxy card that doesn’t include all of the matters that were solicited on the dissident’s proxy card.
        In response to the Staff’s comment, please see the attached revised draft Proxy Statement.
        We confirm that we do not intend to utilize discretionary authority with respect to this proposal and have no current intention to amend the By-Laws prior to the Company’s 2006 annual meeting or the seating of Trian’s nominees to the Board, if elected, without the approval of the Company’s shareholders. As there have been no amendments to the By-Laws of the Company since June 12, 2002, the proposal is currently moot, as it would apply, if passed, to non-existing By-Law amendments. If no By-Law amendments are adopted by the Board of Directors (and not the Company’s shareholders) between the date of the Company’s definitive proxy statement and the Company’s 2006 annual meeting, we intend to rule this proposal out of order, as it would have no effect, even if passed. However, if at the time of the Company’s 2006 annual meeting, there have been amendments to the Company’s By-Laws adopted by the Board of Directors and not the shareholders, we intend to allow this proposal to be voted on at the meeting. Under state law, the answer to your question is governed by the intention of the proxy giver. We have therefore modified our disclosure to specifically address what would happen if an amendment to the By-Laws is effected between the date of the definitive proxy statement and the Company’s 2006 annual meeting, and a later-dated Company (white) proxy card is received, by stating that it will not be voted on the Peltz/Trian group’s proposal to amend the By-Laws, and will revoke a prior-dated gold proxy card, including in regard to a vote on the By-Laws amendment proposal.
Employment Contracts and Termination of Employment and Change-in-Control Agreements, page 26
5.	We note your response to prior comment 7. Please revise your disclosure to reflect the response you have provided to the staff. Specifically, make it clear that the occurrence of a Change in Control is separate from the question whether payment or vesting is required under the circumstances at hand. Also, your response indicates that

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some of the options plans would be triggered whereas your existing disclosure would seem to indicate that all of them would. Please clarify. Finally, please revise to quantify those amounts that would be triggered assuming payment or vesting is required.
        In response to the Staff’s comment, please see the attached revised draft Proxy Statement.
Rule 14a-12 Soliciting Materials dated June 19, 2006
6.	We note your response to prior comment 9, however, the support you have provided does not appear to substantiate this statement. Your reference to the ISS and Corporate Library Reports are that of Triarc, not the individuals to which you refer in this quote. Further, the shareholder litigation to which you make reference primarily refers to allegations that were made but were settled out of court such that it is not clear to what extent these lawsuits had merit. Accordingly, please provide us with additional support or refrain from making this statement in all future communications.
        In response to the Staff’s comment, we will refrain from making the “people around the world have different value systems. Particularly people you’re dealing with in a proxy contest. And those value systems do not mirror the value systems that we hold near and dear in this Company” statement (or similar statements regarding value systems) in future communications.
Definitive Additional Soliciting Materials dated June 28, 2006
7.	You mention on page 4 that you “believe that much of [the shareholder lawsuits] was not fully disclosed in the preliminary proxy statement filed on June 22, 2006 by Trian...” Please tell us why you believe that it is appropriate to imply that such information should have been disclosed or, in the alternative, revise to remove this statement.
We respectfully draw the Staff’s attention to the following facts:
Messrs. Peltz and May’s Involvement in Triangle Industries (“Triangle”)
•	In the preliminary proxy statement on Schedule 14A filed by the Peltz/Trian group on June 22, 2006 (the “Trian Proxy Statement”), Messrs. Peltz and May’s involvement in Triangle is mentioned and/or discussed on page 9 (“[t]hey [Messrs. Peltz and May] have extensive multinational public company experience as chief executive officer and chief operating officer, respectively, at several large, multi-industry

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companies. For example, under the stewardship of Messrs. Peltz and May, Triangle Industries, Inc., through the acquisitions of National Can Corporation and the packaging business of American Can Company, grew to become one of the world’s largest packaging companies and a Fortune 100 U.S. industrial company. Messrs. Peltz and May generated these results and growth at Triangle Industries by working with a lean and aggressive management team, as well as through their willingness to invest in the business and their commitment to marketing and product innovation”), as well as on pages 12 and 13. Page 8 of the additional soliciting materials filed by the Petlz/Trian group on June 27, 2006 with the Commission and attached hereto as Annex C also discusses Messrs. Peltz and May’s involvement in Triangle, including the sale of Triangle to Pechiney. It states in part the following: “End Result: Interest in Triangle Industries acquired for approximately $72 million. Triangle was sold for an enterprise value of approximately $4.2 billion”.
•	We believe that, in using their record at Triangle to solicit the votes of Heinz’s shareholders, the Peltz/Trian nominees must, for the sake of completeness and in order not to provide shareholders with incomplete or misleading information (as required by Rule 14a-9), discuss all the material aspects of their tenure at Triangle. The fact that the sale of Triangle to Pechiney, which is mentioned in both filings, generated claims by fellow shareholders against Messrs. Peltz and May of fraud and breach of fiduciary duty in the use of their insider positions to increase their personal stake in Triangle (at a substantial discount as compared to the eventual sale price) prior to the sale of Triangle to Pechiney, as well as claims that Messrs. Peltz and May’s filings with the Commission represented that there were no plans or proposals to sell any material amount of assets of Triangle, and that these claims were settled for more than $70 million, is, in our opinion, not only relevant, it is legally necessary to make any description of Messrs. Peltz and May’s involvement in Triangle in their own soliciting materials not misleading. We respectfully draw the Staff’s attention to the article published in Barron’s and attached hereto as Annex D for a detailed accounting of Messrs. Peltz and May’s involvement in Triangle.
Messrs. Peltz and May’s Involvement in Mountleigh Group plc. (“Mountleigh”)
•	The Trian Proxy Statement on page 9 maintains that Messrs. Peltz and May “have extensive multinational public company experience as chief executive officer and chief operating officer, respectively, at several large, multi-industry companies.” Nowhere in the Trian Proxy Statement, however, are there a references to the public censure by the London Stock

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Exchange[9] for improper trading in Mountleigh securities while in possession of “unpublished sensitive information” I0 and a shareholder lawsuit alleging common law fraud and misrepresentation,[11] also relating to Messrs. Peltz and May’s sale of a portion of their interest in Mountleigh Group plc., an international public company they controlled and on whose board they sat.

•	We respectfully believe that Messrs. Peltz and May’s selective use of their record as senior officers of “multinational public compan[ies]” to solicit proxies from Heinz’s shareholders should include the events at Mountleigh outlined above and in our soliciting materials dated June 28, 2006 in order not to be misleading to Heinz’s shareholders.
Messrs. Peltz and May’s Involvement in Triarc
•	Page 7 of the additional soliciting materials filed by the Peltz/Trian group on June 27, 2006 with the Commission and attached hereto as Annex E also discusses Messrs. Peltz and May’s involvement in Triarc, and the Trian proxy Statement also does so in numerous places.

•	We respectfully believe that Messrs. Peltz and May’s selective use of their record at Triarc to solicit proxies from Heinz’s shareholders should include the information regarding the events outlined in our soliciting materials dated June 28, 2006 (on page 5) in order not to be misleading to Heinz’s shareholders.
Definitive Additional Soliciting Materials dated June 29, 2006
8.	Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made.
        With respect to the Staff’s comment regarding the following statements: “Even in the four weeks since its release, they have quietly removed items from their proposals as [you] have demonstrated such items were misguided and ill-

[9]	Announcement, The London Stock Exchange (August 15, 1991).

[10]	Announcement, The London Stock Exchange (August 15, 1991).

[11]	Getty Family Trust v. Peltz, 1998 U.S. Dist. LEXIS 3945 (S.D.N.Y. March 26, 1998).

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informed,” and similar statements that “we take this omission as an acknowledgment that they were wrong in their analysis,” in Section 4, we note that a comparison of the proposal/arguments made by Trian in their so-called white paper released on May 23, 2006 to those made in their June 27, 2006 presentation illustrates key points that are no longer included in their argument against the Company. The following list highlights key arguments/claims that Trian have dropped from their proposal since the release of their white paper:
1. Deals & Allowances
Trian White Paper Claim (page 6): “This trend is evidenced by the fact that in fiscal 2005 the Company spent $2.23 billion, or 20% of its gross revenue, on “marketing support recorded as a reduction of revenue,” typically trade spending “deals and allowances” for the retailer, compared to an average spend of 13% to 14% by the Company’s peers.”
Heinz June 1 Investor Presentation Rebuttal: Heinz stated that Cannondale Associates, the reputable and widely-relied upon industry source for D&A allowances, states that the current US peer average is actually 18%, well-above the 13-14% Trian cites and more in-line with what Heinz currently spends.
Trian Revision: Trian omitted its peer benchmarking statistic as support for its D&A argument in its June 27, 2006 presentation.
2. Dip Cups
Trian White Paper Claim (page 7): “We’ll start the process with a few simple ideas to address the usage problem. For example, let’s experiment with “peel and dip” ketchup containers at quick service restaurants (similar to those used for barbeque sauce) rather than the more traditional plastic “tear and squeeze” packets. We believe the existing packets are a deterrent to potential consumers who often have a difficult time opening them and who also may find pouring their ketchup onto napkins or trays unsanitary. While we’re at it, why doesn’t Heinz offer McDonald’s, the ultimate foodservice customer (which the Company lost as a customer in the U.S. and, as such, may represent one of its largest sales opportunities), an exclusive on the new packaging for a finite period of time?”
Heinz June 1 Investor Presentation Rebuttal: Heinz stated that the Company already produces and sells over 300 million dip cups per year in Europe, including 190 million sold to McDonald’s.

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Trian Revision: Trian omitted its dip cup “initiative” in its June 27, 2006 presentation.
3. Operating Efficiency Metrics
Trian White Paper Claim (page 7): As Table 6 shows, we take comfort in the cost saving targets we think Heinz can achieve because, overall, the Company’s operating efficiency metrics compare very unfavorably to those of its competitors. In terms of sales per employee, the Company is an astounding 28% behind the median of its peers and ranks second-to-last in the category. The Company also is second-to-last in sales per manufacturing plant, trailing the median of its competitors in this case by a whopping 41%.
Heinz June 1 Investor Presentation Rebuttal (Slides 37 and 48-50): Since the beginning of Fiscal 2003, Heinz exited 32 plants and added 22 plants through acquisition for a net reduction of 10 plants or 10%. Heinz’s average revenue per plant has improved by 8% over the last few years but it is still below the industry average. Coming at it from a different angle, the Company’s net PP&E investment is right in line with its peers on a percentage of sales basis. The net story here is that not all plants are created equal. Some of Heinz’s plants in emerging markets are very small and come with very little overhead and low labor rates. Thus, the key metric is the number of plants in the developing markets. In FY ’06, the Company’s developed market average is $130 million per plant. Foodservice negatively impacts this average given the need to be closer to customers, shorter required lead times and very high customer service requirements. In FY ’07, Heinz plan to take out another 15 plants with no special charges, any of which will be in the Company’s developed markets. After these reductions, Heinz’s average in the developed markets will rise to about $160 million, slightly above the industry average. And in Fiscal ’08, Heinz is currently analyzing the economic feasibility of additional closures or sales.
Trian claims that Heinz’s SPE [sales per employee] is $270,000, which is lower than the peer median of $373,000. At $261,000 per employee, Heinz is lower than the peer average of $324,000. In aggregate, this measure is close to useless. To be more relevant, one must split this statistic between developed and emerging markets. In the developed markets, where most of Heinz’s peer companies are concentrated, the Company’s SPE is $391,000, well above the peer average. In emerging markets, Heinz’s SPE is $71,000. This might lead some to say that emerging market businesses are bad and that Heinz should get out of

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them. Given their growth potential and solid profitability, Heinz believes this would be a poor decision.
As an example, Heinz’s business in Indonesia has SPE of only about $40,000 but has an operating margin in line with the Company average. At $6,300 per associate, the fully-loaded labor costs in the emerging markets are about 1/10th of that in the developed markets. At this level, Heinz pays very competitive wages in the emerging markets and is able to attract very good talent. The Company’s factories and emerging markets reach efficient scale at relatively low volumes. Bringing this point home, the profitability in emerging RICIP markets is very solid despite what may seem like a lot of employees. For FY ’07, Heinz expects to generate more than $700 million in sales with double digit operating margins and positive economic profit.
Trian Revision: Trian omitted these operative efficiency metrics in its June 27, 2006 presentation.
          With respect to the Staff’s comment regarding the statement that “We [Heinz] have found numerous instances where Trian misrepresents facts-a tactic that would not lend itself well to Board-level deliberations,” in Section 4, we believe that Trian has misrepresented numerous facts, including discussions with the Company’s management, and claims surrounding the invention of the squeezable ketchup container, as per the following table (each misrepresentation is detailed on pages 58 and 59 of Heinz’s ‘For the Record’ presentation filed with the Commission on June 29, 2006):

Trian Claim	Heinz Response

“On March 13, 2006, a meeting was held between Nelson Peltz and William R. Johnson. . . At that meeting, Mr. Peltz described for Mr. Johnson certain. . . operational improvements and changes in strategy that Trian would like to see implemented. . .”
At this meeting, Mr. Peltz offered one idea of substance—that Heinz should “sell more ketchup” He did not offer any meaningful suggestions for operational improvements

“On March 29, 2006, Trian’s Principals, also discussed a number of ideas to enhance shareholder value and the Company’s management discussed some of its plans.”	Once again, Mr. Peltz and his team offered very few suggestions—a key suggestion to enhance shareholder value was that Heinz find a way to make ketchup packets easier to open

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The meeting largely consisted of Heinz management providing a detailed overview of the business (based on publicly available information)

“We note that one of the Company’s [Heinz’s] most successful innovations, the squeezable ketchup container, was developed more than 20 years ago by American Can Company, whose packaging business was acquired in 1986 by Triangle Industries, Inc., which was controlled by Trian Principals Nelson Peltz and Peter W. May.”
Trian appears to claim that their innovations led to the squeezable container.

We note that, by their own admission, the container was developed over 20 years ago. This means it was prior to 1986 when Triangle acquired American Can — which means it predates Mr. Peltz and Mr. May’s involvement.

We also note, as evidenced by the excerpt of the Company’s 1984 first quarter report attached hereto as Annex El, that the squeezable plastic bottle was already in use at that time.
Furthermore, Trian misrepresented the level of TSR (total shareholder return) from April 30, 1998 to February 6, 2006. Trian states in its June 27 presentation: “[s]ince William R. Johnson became CEO on April 30, 1998, Heinz’s share price has declined from $54.50 to $33.70...(1)”, with the endnote (1) stating that the “Heinz’s closing share prices are as of April 30, 1998 and February 6, 2006, per the Company’s website. Share prices are not adjusted for dividends or the spin-off of assets to Del Monte in December 2002 (Heinz’s shareholders received approximately $3.45 in value, in Del Monte shares, per Heinz share as part of this transaction).”
It is incorrect and misleading to compare a non-split adjusted share price to a split adjusted share price. The April 30, 1998 split adjusted share price is actually $49.10 (per the Company website, as seen below). The actual TSR from April 30, 1998 to February 6, 2006 (using $49.10 and $33.70) is therefore above that claimed by Trian.

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          With respect to the Staff’s comment regarding the statement that “[f]urthermore, we would note that every business plan seeks to grow revenue and cut costs - for Trian to claim they invented this model is absurd,” in Section 4, we note the following:
Trian states in its June 1 press release: “The Trian Group noted that the new Heinz plan bears a significant resemblance to the Trian Action Plan announced on May 23, 2006 (see www.enhanceheinz.com). Following the Trian Action Plan, the Heinz plan calls for cost cutting, increased consumer marketing, a reduction of deals and allowances, increased share repurchases and a higher dividend payout. The only major difference is that the Heinz plan sets lower performance goals for the Company.”
Trian also states in their June 27 presentation: “Heinz management has essentially accepted the Trian Group’s Action Plan...”
The vast majority of corporate growth plans in the food industry contain goals of cost cutting, increased consumer marketing, reduction of deals and allowances (often called “promotional spend”), increased share repurchases and higher dividend payouts. By claiming that, in focusing on these areas, Heinz has accepted Trian’s plan, Trian is making it very clear that it views this plan as proprietary to it. A review of company growth plans within the consumer packaged goods space demonstrates that these

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are initiatives that companies have been acting on for years. These broad initiatives are not original ideas on the part of Trian as is implied by its statements referenced above. We draw the Staff’s attention to the slides (attached as Annex E2) from a presentation of the Company in October 2003, which includes some of these ideas. We also draw the Staff’s attention to the following corporate growth plans as evidence that Trian’s ideas/initiatives have been used by key industry players for years:
Kelloggs’s “Volume to Value” Plan (2003)
Volume to Value is one of Kellogg’s broader operating principles and is focused on sustainable, profitable revenue growth rather than volume growth. Please note how similar Kellogg’s operating principles are to those mentioned by Trian in their White Paper: Expanded Gross Profit Margin (cost cutting and reduction of deals and allowances), Increased Brand Building (increased consumer marketing), and Drive Innovation (dip cups).
      Source:
                                                               http://investor.kelloggs.com/strategy.cfm
ConAgra Announces Strategy for Strengthening Long Term Operating Performance; Streamlined Portfolio, Increased Marketing on Key Brands, Aggressive Cost Programs and Lower Dividend Shape New Financial Profile (March 2006)
“ConAgra Foods Inc., one of North America’s leading packaged food companies, announced actions designed to improve long-term operating performance. The company expects increased annual marketing spending of more than $75 million, in combination with the reallocation and disciplined application of current marketing dollars, to result in major increases for key consumer brands. The company also expects strong contribution to its future earnings from the impact of plant rationalization, supply chain improvements, the application of

16

divestiture proceeds and reductions in the company’s administrative costs, including significant costs currently absorbed by businesses to be divested. . .The board of directors of the company declared a quarterly dividend of 18 cents per share payable on June 1, 2006 to shareholders of record as of May 1, 2006. The dividend continues to represent one of the highest payout levels among consumer food companies, but is 9.25 cents per share lower than the company’s most recent quarterly dividend.”12
      With respect to the Staff’s comment regarding the statement that “[s]ell-side analysts generally agree that our targets are more realistic,” in Section 4, we refer the Staff to the following quotes from independent research reports attached hereto as Annex F:
“We believe the Peltz proposal went too far in levering the balance sheet and Heinz does not seem to be going far enough. . .We believe Heinz’s plan is less aggressive and a bit more realistic considering the level of cost savings expected” — Christopher Growe, AG Edwards 6/2/06
“We believe management’s presentation made a strong case that cost savings opportunities are not as great as some investors might hope. While it is unusual for a company to work so hard to persuade investors that its earnings growth potential is relatively limited, we believe that the company did help us understand more clearly where the inherent, realistic limits of its potential might lie. We do, however, believe that the aggressive proposals from Trian Partners have forced management to issue what we consider to be aggressive expectations” — David Driscoll, Citigroup 6/1/06
“In summary the actions delineated today by current management were roughly in line with our expectations and thus we view them as fairly realistic...Targeted cost effort appears more realistic than Trian plan in our view.” — Eric Katzman, Deutsche Bank 6/1/06
“The HNZ plan, while we believe ambitious in its own right, is less aggressive than the Trian plan, and as a result, more realistic or achievable, in our view. Plus, the HNZ plan specifies the likely headwinds going forward which are key items not mentioned in the Trian plan.” — Andrew Lazar, Lehman Brothers 6/2/06

[12]	Source: http://investor.conagrafoods.com/phoenix.zhtml?c=97518&p=irol-newsArticlefin&ID=832382&highlight=

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“Trian’s targets appear highly aggressive. Management’s targets appear achievable if company executes on plan. . .Management’s targets appear more achievable if it, with or without the help of Trian, can execute on the plan.” — Leonard Teitelbaum, Merrill Lynch 6/2/06
          With respect to the Staff’s comment regarding the statement that “[w]e have noted that Triarc’s SG&A is the highest in their QSR peer group and far above the peer average,” in Section 4, we refer the Staff to the data set forth in Annex G.
          With respect to the Staff’s comment regarding the statement that “[o]nce again, they are taking credit for someone else’s ideas,” in reference to the development of the squeezable container by American Can Company, in Section 4, we refer the Staff to the third point in the table above regarding Trian’s misrepresentations.
          With respect to the Staff’s comment regarding the statement that “[w]e believe that Trian’s nominees are not ‘independent,’” in Section 4, we believe that the nominees are not independent vis a vis Heinz and its shareholders, and are not independent as among themselves. As we have explained in response to question 1 above, we think that the request of the Peltz/Trian group that shareholders accord a 5% shareholder 42% of the Board seats clearly suggests a control objective. This control objective is inconsistent with a director being a disinterested representative of all the shareholders of Heinz. At least in part based on this, on May 24, 2006, the Company Board made a determination that the Peltz/Trian nominees did not meet the Company’s governance and independence qualifications. With respect to the independence of the Peltz/Trian nominees among themselves, we note that Mr. May is a decades-long business partner of Mr. Peltz, Mr. Garden is Mr. Peltz’s son-in-law, Mr. Weinstein is a former employee of Triarc, and Mr. Norman is a close friend of Mr. Peltz. We therefore expect that if elected, they will act as a bloc on the Board.
          With respect to the Staff’s comment regarding the statement that “Mr. Peltz quietly acquired a 4.9% interest in Cracker Barrel’s parent company...,” we will in the future no longer use the word “quietly” in relation to the acquisition of 4.9% of Cracker Barrel’s stock by Mr. Peltz.
          With respect to the Staff’s comment regarding the statement that “[i]n spite of Trian’s claim to be ‘interested in building a constructive relationship with Mr. Schuessler and his team,’ two top leaders left Wendy’s one month after Trian obtained Board representation,” we respectfully submit that we are simply pointing out certain facts to shareholders and letting them reach their own conclusions. Specifically, Trian built a stake in Wendy’s of a similar size to its

18

stake in Heinz, criticized Wendy’s management’s performance as they are criticizing Heinz’s management’s performance, promised to work with Wendy’s management as they are promising to work with Heinz’s management, and that a month after the election of Trian’s nominees to the Wendy’s board, the Chairman & CEO left Wendy’s. We believe, as outlined by our counsel, Davis Polk & Wardwell in their letter to you on June 27, 2006, that the Peltz/Trian group has no interest in working with Heinz’s management, in spite of their statements to the contrary. We also believe that we have a duty to our shareholders to point out the facts described above as they consider the Peltz/Trian group’s claims.
9.	Please provide us with copies of the data prepared by Cannondale Associates to which you make reference and the pleadings to which you cite in your discussion of the lawsuits. In doing so, please ensure that you have marked those portions of the materials that you have relied upon in your disclosures.
        In response to the Staff’s comment attached please see an excerpt of the report prepared by Cannondale Associates attached hereto as Annex H, and the pleadings and opinions that we cite in our discussion of the lawsuits attached hereto as Annex I. Specifically, attached please find:
•	Class Action Complaint, Sirota v. Peltz, 88 Civ. 8792 (Dec. 13, 1998) and the discussion on pages 2, 3, 5, 6, 9,11,12, 15 and 18 which explain the transaction underlying the lawsuit as well as the claims of fraud and breach of fiduciary duty.

•	From of Stipulation and Agreement of Compromise and Settlement, In re Triangle Industries, Inc. Shareholders Litigation, 88 Civ. 8729 (January , 1990) and the discussion on page 1 of Exhibit 1 indicating that the settlement amount was approximately $72 million.

•	Getty Family Trust v. Peltz, 1998 US Dist LEXIS 3945 (S.D.N.Y. March 26, 1998), discussing the facts and allegations underlying the lawsuit brought by the Getty Family Trust against Mr. Peltz and Mr. May in connection with the sale of shares of Mountleigh. Specifically, see the underlined passages on pages *l-*5, *9, *10, *12-*16, *22, *24, *32 and *33.

•	In re Triarc Companies, Inc. Class and Derivative Litigation, 791 A.2d 872 (Del. Ch. 2001) which sets forth the facts, claims and allegations in connection with the shareholder lawsuits against Mr. Peltz and Mr. May in connection with the compensation that they received from Triarc Companies Inc. Specifically, we draw the Staff’s attention to the underlined passages on pages 874, 875.

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          We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (412) 456-6007 or George R. Bason, Jr. of Davis Polk & Wardwell at (212) 450-4340.

Very truly yours,

Theodore N. Bobby
Senior Vice President and General
Counsel — H. J. Heinz Company

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ANNEX A

Company Name	G&A Expense [1]	G&A Expense [0]	Sales-Net [1-Y]	Sales-Net [0-Y]
CAMPBELL SOUP CO	1,788.000	1,851.000	7,109.000	7,548.000
CONAGRA FOODS INC	1,726.400	1,942.200	14,566.900	11,579.400
GENERAL MILLS INC	2,418.000	2,668.000	11,244.000	11,640.000
HEINZ (H J) CO	1,851.529	1,834.662	8,912.297	8,643.438
HERSHEY CO	847.540	912.986	4,429.248	4,835.974
KELLOGG CO	2,560.700	2,815.300	9,613.900	10,177.200
KRAFT FOODS INC	6,598.000	7,106.000	32,175.000	34,115.000
MCCORMICK & COMPANY INC	677.700	681.900	2,526.200	2,592.000
SARA LEE CORP	5,877.000	5,491.000	19,566.000	19,254.000
WRIGLEY (WM) JR CO	1,318.395	1,479.568	3,648.592	4,159.306

EXHIBIT Al

PROXY Governance, Inc.	Page 1 of 12

PROXY Governance, INC.	Contact: Alesandra Monaco
TRIARC COS INC (NYSE : TRY.B, NYSE : TRY)

Annual Meeting	Record Date: 04/13/2006 Meeting Date: 06/07/2006

Classification: S&P 600, Russell 3000	▪	Investor Relations
Fiscal Year End: 12/31/2005	▪	Proxy Statement
Market Capitalization: $1.4B	▪	SEC Filing 10k
Solicitor: Georgeson Shareholder Communications	▪	Company Description
Shareholder Proposal Deadline: 01/01/2007
Meeting Agenda

Recommendations
PROXY
Proposals			Management	Governance

MGT	1	Elect Nominees	FOR	SPLIT	Analysis
	1.1	NELSON PELTZ	FOR	FOR
	1.2	PETER W. MAY	FOR	FOR
	1.3	HUGH L. CAREY	FOR	FOR
	1.4	CLIVE CHAJET	FOR	WITHHOLD
	1.5	EDWARD P. GARDEN	FOR	FOR
	1.6	JOSEPH A. LEVATO	FOR	WITHHOLD
	1.7	GREGORY H. SACHS	FOR	FOR
	1.8	DAVID E. SCHWAB II	FOR	WITHHOLD
	1.9	RAYMOND S. TROUBH	FOR	FOR
	1.10	GERALD TSAI, JR.	FOR	FOR
	1.11	RUSSELL V UMPHENOUR, JR	FOR	FOR
	1.12	JACK G. WASSERMAN	FOR	WITHHOLD
MGT	2	Amend 2002 Equity Participation Plan	FOR	FOR	Analysis
MGT	3	Ratify Appointment of Auditors - Deloitte & Touche LLP	FOR	FOR	Analysis
MGT = Management, SH=Shareholder, SHB = Shareholder — binding proposal
Table of Contents
     Comparative Performance Analysis
▪	Peer Companies

▪	Comparative Return to Shareholders

▪	Composite Performance Summary

▪	Performance Summary
     Governance Analysis
▪	Executive Compensation

▪	Director Compensation

▪	Board Profile

▪	Stock Ownership/Voting Structure

▪	State law/Charter/Bylaw Provisions

▪	Auditor Profile

▪	Vote Results
     Proposal Analysis
Comparative Performance Analysis
PROXY Governance’s Comparative Performance Analysis contains calculations and graphs that reflect a company’s historical

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PROXY Governance, Inc.	Page 2 of 12
performance and that of its industry peers (listed below) based on certain key financial metrics generally over a five-year period.
Comparative Performance Analysis
Peer Companies
For the Comparative Performance Analysis, generally up to 10 peer companies are selected primarily based on industry, but also considering market capitalization.

Peer Companies

CHECKERS DRIVE-IN RESTAURANT	JACK IN THE BOX INC	MCDONALD’S CORP	PANERA BREAD CO

RARE HOSPITALITY INTL INC	SONIC CORP	WENDY’S INTERNATIONAL INC	YUM BRANDS INC
Comparative Performance Analysis
Comparative Return to Shareholders

[SHAREHOLDER VALUE GRAPH OMITTED]	[SHAREHOLDER VALUE GRAPH OMITTED]
[SHAREHOLDER VALUE GRAPH OMITTED]	[SHAREHOLDER VALUE GRAPH OMITTED]
These graphs` illustrate 33 months of financial data for TRY.B, as the security began trading in August of 2003.
Source: FAME North American Pricing [NAP]
The graphs above depict total shareholder return and compounded annual growth rate at specific points in time over the past five years based on average monthly stock prices. The graphs should be read from left (present time) to right (60 months before present time). The graphs allow the user to determine either the company’s total shareholder return or compounded annual growth rate to date based on an investment made at a specific point in time over the last five years. Assumes payment.

PROXY Governance, Inc.	Page 3 of 12
but not reinvestment, of dividends.
Comparative Performance Analysis
Composite Performance Summary
Composite Performance:

	Percentile
	relative to S& P		Percentile
	1500		Pts.
	Company	Peers	Trend

Composite:	37	63	Ç5
Quarterly Shareholder Returns:	62	59	Ç16
Cash Flow from Operations/Equity:	4	72	È-2
Return on Equity:	18	68	È-13
Revenue/Expenses:	26	53	È-7

[SHAREHOLDER VALUE GRAPH OMITTED]	[SHAREHOLDER VALUE GRAPH OMITTED]
Comparative Performance Analysis
Performance Summary

[SHAREHOLDER VALUE GRAPH OMITTED]	[SHAREHOLDER VALUE GRAPH OMITTED]

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[SHAREHOLDER VALUE GRAPH OMITTED]

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PROXY Governance, Inc.	Page 5 of 12

[SHAREHOLDER VALUE GRAPH OMITTED]	[SHAREHOLDER VALUE GRAPH OMITTED]
[SHAREHOLDER VALUE GRAPH OMITTED]

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PROXY Governance, Inc.	Page 6 of 12
[SHAREHOLDER VALUE GRAPH OMITTED]
Governance Analysis
Governance Analysis
Executive Compensation
PROXY Governance evaluates a company’s executive compensation over the last three years, as available, and compares that to the median compensation paid by its peers over the same time frame. For our compensation model, generally 20 peer companies are selected based on similarity of market capitalization and broad economic sector using the GICS. Only U.S. and certain U.S. reporting companies that are incorporated offshore are included in this peer group.
The graph that follows shows:
▪	The average three-year CEO compensation paid by the company expressed as a percentage from median peer compensation.

▪	The average three-year compensation paid to the company’s other named executives (excluding the CEO) as a percentage from median peer compensation.
Domestic Peer Companies

APPLEBEES INTL INC	BOB EVANS FARMS	BRINKER INTL INC	CBRL GROUP INC

CEC ENTERTAINMENT INC	CHEESECAKE FACTORY INC	CKE RESTAURANTS INC	DOMINOS PIZZA INC

IHOP CORP	JACK IN THE BOX INC	LANDRYS RESTAURANTS INC	OSI RESTAURANT PARTNERS INC

P F CHANGS CHINA BISTRO INC	PANERA BREAD CO	PAPA JOHNS INTERNATIONAL INC	RARE HOSPITALITY INTL INC

RED ROBIN GOURMET BURGERS	RUBY TUESDAY INC	SONIC CORP	TEXAS ROADHOUSE INC

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PROXY Governance, Inc.	Page 7 of 12

Executive Compensation			Other
			Annual	Restricted	Stock		All
	Salary	Bonus	Comp.	Stock	Options[1]	LTIP	Other	1-yr Pay[2]	Avg. Pay[2]

Nelson Peltz Chairman and Chief Executive Officer of Triarc	$1 ,400,000	$8,046,000	$1,338,644	$3,904,000	$21,167,720	$0	$14,700	$34,244,395	$16,418,638
Peter W. May President and Chief Operating Officer of Triarc	$950,000	$3,772,000	$219,342	$1,443,500	$10,666,465	$0	$14,700	$16,627,515	$8,038,740
Brian L. Schorr Executive Vice President and General Counsel of Triarc	$575,000	$1,625,000	$0	$981,000	$1,371,614	$0	$18,074	$3,995,974	$2,374,066
Francis T. McCarron Executive Vice President and Chief Financial Officer of Triarc	$450,000	$1,650,000	$0	$763,000	$1,310,654	$0	$14,700	$3,769,982	$2,094,100
Edward P. Garden Vice Chairman of Triarc	$575,000	$4,125,000	$44,994	$3,091,000	$3,657,638	$0	$14,700	$9,619,505	$5,071,072
Gregory H. Sachs Chairman and Chief Executive Officer of Deerfield	$1,000,000	$2,019,607	$0	$0	$0	$0	$3,500	$3,023,107	$2,226,184

[1]	Options valued using binomial formula.

[2]	Restricted stock is annualized over the year of the award and following three years; LTIP is annualized over the year of the award and previous two years. Average pay is based on three-years of pay data, when available.
Source: Executive Pay: Data provided by Aon Consulting’s eComp Database
As disclosed for fiscal year end 2005.
Governance Analysis
Director Compensation
Board Member Compensation

		Annual Fees				Initial Fees
	Stock Awards /	Stock	Minimum			Stock Awards /	Stock
	Units	Options	Portion	Board Meeting	# Board	Units	Options
Cash	($)	($/# shares)	Paid in Stock	Fee	Meetings	($)	($/# shares)

$30,000	—	— / 12,000	—	$1,500	10	—	— / 45,000
Committee Compensation

Audit					Compensation					Nominating
# Meetings	Member		Chair		# Meetings	Member		Chair		# Meetings	Member		Chair
	Fee	Retainer	Fee	Retainer		Fee	Retainer	Fee	Retainer		Fee	Retainer	Fee	Retainer
10	$1,500	—	$1,500	—	19	$1,500	—	$1,500	—	3	$1,500	—	$1,500	—

PROXY Governance, Inc. Governance Analysis Board Profile	Page 8 of 12

										Other			Prev. yr.
		Term	Not							Board	<75%	No	withhold
Name	Nominee	Ends	Ind.	Position	Audit	Comp.	Nom.	Age	Tenure	Seats	Att.	stock	votes

Hugh L. Carey		2007						86	12	—			1.8%
Clive Chajet		2007						69	12	—			1,8%
Edward P. Garden		2007		Vice Chair				44	2				2.0%
Joseph A. Levato		2007			Chair, Financial Expert			65	10				2.7%
Peter W. May		2007		President, COO				63	13				2.0%
Nelson Peltz		2007		Chair, CEO				63	13	1			2.0%
Gregory H. Sachs		2007						40	2	1			2.1%
David E. Schwab II		2007				Chair		74	12				2.0%
Raymond S. Troubh		2007					Chair	79	12	5			2.2%
Gerald Tsai Jr.		2007						77	13	4			2.0%
Russell V. Umphenour Jr.		2007						61	1	—			—
Jack G. Wasserman		2007						69	2	3			1.7%

Independence
Board	58.3%
Audit	100.0%
Compensation	100.0%
Nominating/Governance	100.0%
PROXY Governance believes that the Self-Regulatory Organizations’ (SROs) standards of independence are satisfactory and does not support the use of an additional overlay of independence standards, which may vary among advisory services, institutional investors, and commentators. PROXY Governance believes that if the SROs standards are perceived to be inappropriate, interested parties should reopen the debate with the SROs or the SEC to have those standards adjusted.
Stock Ownership/Voting Structure

Type of stock	Outstanding shares	Vote(s) per share
Class A Common	27,704,962	1
Class B Common	60,294,865	0.1

Director & Officer Ownership
43.0%

Significant Shareholders
Nelson Peltz and Peter W. May	39.7%
Advisory Research, Inc.	11.2%
Cardinal Capital Management, LLC.	6.4%
Governance Analysis
State Law/Charter/Bylaw Provisions

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PROXY Governance, Inc.	Page 9 of 12

Charter/Bylaws Provisions
Classified board
Cumulative voting
Dual class/unequal voting rights	☑
Blank check preferred stock	☑
Poison pill
Directors may be removed only for cause
Only directors may fill board vacancies	☑
Only directors can change board size	☑
Supermajority vote to remove directors
Prohibit shareholders to call special meetings	☑
Prohibit action by written consent
Fair price provision
Supermajority vote for mergers/business transactions	☑
Supermajority to amend charter/bylaw provisions	☑
Constituency provision
Governance Analysis
Auditor Profile
[SHAREHOLDER VALUE GRAPH OMITTED]
Deloitte & Touche LLP has served as the company’s independent auditors since 1994.
Audit Fees

	Audit fees	Audit Related fees	Tax fees	Other fees	Total fees paid

TRIARC COS INC	$3,045,851	$2,344,442	$148,675	$0	$5,538,968
As disclosed for fiscal year end 2005.
Governance Analysis
Vote Results of Last Annual Meeting

	% FOR		Against		Broker Non-
Proposals	Votes[1]	For Votes	Votes	Abstentions	Votes

MGT Elect directors[2]	97.3%
	-98.3%
MGT Amend the 1999 Executive Bonus Plan	97.5%	25,718,756	659,118	26,265	0
MGT Ratify Appointment of Auditors Deloitte & Touche	99.8%	26,351,509	41,878	10,754	0

[1]	As a % of votes cast for and against may not reflect passage of proposal.

[2]	Low — High director votes.

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PROXY Governance, Inc.	Page 10 of 12
Note: See the Board Profile for individual director votes.
Proposal Analysis
Management
PROXY Governance Vote Recommendation: SPLIT
Proposal
To elect the following 12 nominees to the board: H. Carey, C. Chajet, E. Garden, J. Levato, P. May, N. Peltz, G. Sachs, D. Schwab II, R. Troubh, G. Tsai Jr., R. Umphenour Jr. and J. Wasserman.
Analysis:
▪	Board size: 12

▪	New directors since last year: 1

▪	Independent directors: 7

▪	Non-independent directors: 5
Non-Independent directors: Executive Vice Chairman E. Garden, President/COO P. May and Chairman/CEO N. Peltz; G. Sachs is CEO of two companies (Deerfield and Co. LLC and Deefield Capital Management LLC) which are subsidiaries of the company; R. Umphenour Jr. is the former CEO of RTM Inc., which was acquired by the company in July 2005.
Board Service: R. Troubh serves on five other public company boards. Troubh serves on the audit committees at Triarc, Gentiva, Diamond Offshore; the compensation committees at General American and Gentiva, and the nominating committee at Gentiva and as the chair of the nominating committee at Hollinger. While we do not question Troubh’s individual qualifications, we believe that membership on this number of boards involves a significant time commitment which could limit the effectiveness of his service to each company.
Unless there is evidence of a breakdown in board monitoring or effectiveness — such as poor corporate performance relative to peers, excessive executive compensation, noncompliance with SEC rules or SRO listing standards, a lack of responsiveness to legitimate shareholder concerns, or various other factors — we presume that the board is properly discharging its oversight role and that it is adequately policing itself in terms of board organization, composition and functioning.
Performance: According to PROXY Governance’s performance analysis, the company has underperformed peers over the past five years; the company ranks at the 37th percentile relative to the S&P 1500 compared to peers at the 63rd percentile, but is improving relative to peers at a rate of five percentile points per year.
Performance Concern: We have serious concerns about the company’s financial performance, given that it is more than 20 percentile points below peers. The company lags far behind peers in most performance metrics; however, we note that it is outperforming peers with regard to quarterly shareholder returns. PROXY Governance believes that if a company has been significantly underperforming relative to its peer group over the last five years, there has been no indication of financial improvement at an acceptable rate, and there has been no change in management or strategic plan to facilitate improvement, the board should be held accountable for its inaction and on its failure to return value to its shareholders. We believe, however, that if a company’s management has changed in the previous two years, the new management should be given a sufficient amount of time to demonstrate improved financial performance. We note that the company’s board has undergone some changes in the past two years, adding four new directors. Although there has been little turnover among executives during this period, there has been significant shuffling among executive positions. We will continue to monitor the company’s financial performance going forward.
Compensation: The average three-year compensation paid to the CEO is 396% above the median paid to CEOs at peer companies and the average three-year compensation paid to the other named executives is 291% above the median paid to executives at peer companies. We have concerns regarding the company’s executive compensation, which is high compared to peers and given the company’s poor financial performance relative to peers.
The primary factor driving compensation above the peer median levels has been stock options granted to executives in 2004 and 2005. Options granted to CEO Peltz and President/COO May during 2005 were valued at over $21 million and $10 million, respectively, using a binomial formula. We further note that together, Peltz and May control about 40% of the company’s voting power.
The company says that the options granted to Peltz and May were provided as part of one-time transactions effected in December 2005 in connection with the company’s tax planning measures. On Dec. 29, 2005, the company accelerated the

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PROXY Governance, Inc.	Page 11 of 12
delivery of certain deferred shares and related cash dividends to Peltz and May that had been deferred in prior years and held in a deferral trust, resulting in additional income tax and withholding payment obligations for Peltz and May in 2005. In connection with the accelerated delivery, the company also granted certain new stock option awards to, and entered into certain new agreements with, Peltz and May to compensate them for any losses that they may incur based on the accelerated delivery. In addition, under these agreements, among other terms, if the compensation that would be due either Peltz or May in the future would be subject to the golden parachute excise tax, Peltz would agree to forfeit up to $8 million of compensation and May would agree to forfeit up to $4 million of compensation, if and solely to the extent any such forfeiture would eliminate the affected individual’s liability for the excise tax. The company says that the actions described above were approved by the Compensation Committee based on its determination that they would mitigate against this potential loss of deduction and obligation of the company to pay excise taxes on a grossed-up basis. Even though the transaction appears to be a one-time only payment, given the overall level of payouts to Pelz and May, particularly given the company’s financial performance relative to peers, we believe that the company’s compensation practices are excessive.
On Dec. 20, 2005, the company approved the immediate vesting of approximately 4.5 million unvested and underwater options previously granted to certain of the named executives and other employees. The closing price of the Class B common stock on Dec. 20, 2005 was $14.85 per share and the exercise price of each option is $15.09 per share. Had the vesting of these options not been accelerated, they would have vested in three equal installments on Feb. 15, 2006, 2007 and 2008. In connection with the accelerated vesting, restrictions were imposed on any shares acquired upon the exercise of these accelerated options. These restrictions prohibit the sale of such shares until the earlier of the date that such options would have originally vested or the date that the holder of such shares is no longer employed by the company. The accelerated vesting was intended to eliminate any future reportable compensation expense upon the adoption of SFAS No.123(R), effective for the company’s fiscal year beginning Jan. 2, 2006.
While the company has been expanding into the asset management business, the company’s principle business, from which the majority of its revenues derive, is the franchising of Arby’s restaurants. The Compensation Committee’s practice of structuring its executive compensation packages similar to those of executives at asset management, private equity and investment banking firms is driving its pay significantly above the median paid to executives of its peer group. We note that executive compensation at investment banking and asset management firms is significantly higher than compensation paid at companies in general.
Rationale/Conclusion
While we generally believe that the board is properly discharging its oversight role and adequately policing itself, it appears that the compensation paid to the company’s executives is out of line relative to that paid to peer executives and given relative company performance. Therefore, we recommend that shareholders withhold their vote from the Compensation Committee members who are subject to election at this meeting (C. Chajet, J. Levato, D. Schwab II and J. Wasserman) as a way of signaling concern about the company’s compensation practices.
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Management
2 Amend 2002 Equity Participation Plan
PROXY Governance Vote Recommendation: FOR
Proposal:
Amend the 2002 Equity Participation Plan to reduce the number of single vote Class A shares available for issuance under the plan by 3 million, and increase the number of subvoting (0.1 vote per share) Class B shares available for issuance under the plan by 3 million.
Management View:
The board believes that the amended plan will allow the company to continue to utilize equity-based incentives to attract and retain the services of key individuals essential to the company’s long-term growth and financial success, while reducing the resulting dilution power of the voting power of its existing shareholders.
Analysis:
▪	Award Types: Non-qualified stock options, stock appreciation rights, shares of restricted stock and restricted stock units

▪	Eligibility: Officers, key employees consultants and directors

▪	Total Equity Dilution: 20.3%

▪	Concentration of Options to Top 5 Executives (last fiscal year); 96.6% of Class A options: 88.4% of Class B options

▪	Repricing Permitted: Yes

▪	Minimum Option Exercise Price: 85%

▪	Reload Options: Yes

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PROXY Governance, Inc.	Page 12 of 12
As of April 13, 2006, there were 3.5 million Class A common shares and 415,867 Class B common shares available for future issuance pursuant to the plan. Upon approval of the amendment, there will be approximately 520,044 Class A common shares and 3.4 million Class B common shares available.
Subject to certain anti-dilution adjustments, the maximum number of Class A shares that may be granted as restricted shares, restricted share units, stock options, stock appreciation rights or upon a director’s election to receive fees in shares, is currently an aggregate of 5 million Class A shares and 10 million Class B shares. If the amendment is approved, the limit would be changed to 2 million Class A shares and 13 million Class B shares. In addition, in no event may restricted shares intended to qualify as performance-based awards, stock options and/or stock appreciation rights be granted under the plan to any individual in any one calendar year in an amount exceeding 1 million Class A shares or 2 million Class B shares.
Shareholders must vote on equity plans by regulation, but the plans themselves and their features should not be the sole focus. PROXY Governance believes the emphasis should be on overall compensation costs for a company as a whole, company performance, and specifically, in terms of possible self-dealing, executive compensation. Where pay is unreasonable, the Compensation Committee should be held responsible, and we would recommend withhold votes accordingly.
According to PROXY Governance’s analysis, the company’s executive compensation appears high compared to peers and given relative financial performance. (See Item 1). We note that the company’s equity-based compensation plans are not broad-based in nature.
Rationale/Conclusion:
It is PROXY Governance’s view that the company’s overall executive compensation is excessive under our pay-for-performance model. Although we object to the current levels being paid to the company’s executives and the fact that this plan appears to be used exclusively for their benefit, we believe that it is in shareholders’ best interests to reduce the number of shares available under the plan from the single vote Class A stock to the subvoting Class B stock.
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Management
3 Ratify Appointment of Auditors — Deloitte & Touche LLP
PROXY Governance Vote Recommendation: FOR
Proposal:
The Audit Committee has selected Deloitte & Touche LLP as the company’s independent auditors for the next fiscal year.

Analysis:
Barring circumstances where there is an audit failure due to the auditor not following its own procedures or where the auditor is otherwise complicit in an accounting treatment that misrepresents the financial condition of the company, PROXY Governance recommends the company’s choice of auditor. PROXY Governance believes that concerns about a corporation’s choice of auditor and the services performed (e.g., high non-audit fees) should be directed through withhold votes from the members of the audit committee, which is responsible for retaining and compensating the auditor.
Rationale/Conclusion:
We believe that, in this circumstance, the board/audit committee should be accorded discretion in its selection of the auditor.
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© 2006 by PROXY Governance. Inc.™ All Rights Reserved. The information contained in this proxy analysis is confidential, for internal use only in accordance with the terms of the subscriber’s subscription agreement, and may not be reproduced or redistributed in any manner without prior written consent from PROXY Governance, Inc. All information is provided “as is” and without any warranty to accuracy, is not intended to solicit votes, and has not been submitted to the Securities and Exchange Commission for approval. The information should not be relied on for investment or other purposes.
Proponents and issuers written about in PROXY Governance research reports may be subscribers to PROXY Governance’s proxy voting and/or research services. Although PROXY Governance often confers with both proponents and issuers to ensure the accuracy of data, and to obtain an in-depth understanding of matters and positions, neither proponents nor issuers are involved in the preparation of the report or voting recommendations and PROXY Governance independently prepares such reports and recommendations.

ANNEX B

sufficient if given to the shareholder personally, or by sending a copy thereof through the mail to his address appearing on the books of the Company, or supplied by him to the Company for the purpose of notice. The notice required by this By-Law shall specify the place, date and hour of the meeting, and in case of a special meeting, the general nature of the business to be transacted.

2

     SECTION 6. NOMINATIONS AND BUSINESS AT MEETINGS. At any annual meeting of shareholders, only persons who are nominated or business that is proposed in accordance with the procedures set forth in this Section 6 shall be eligible for election as Directors or considered for action by shareholders. Nominations of persons for election to the Board of Directors of the Company may be made or business proposed at a meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice and other procedures set forth in this Section 6. Such nominations or business proposals, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company and such proposals must, under applicable law, be a proper matter for shareholder action. To be timely, a shareholder’s notice shall be delivered to or mailed and received at the principal office of the Company not less than 120 days nor more than 210 days in advance of the date which is the anniversary of the date the Company’s proxy statement was released to shareholders in connection with the previous year’s annual meeting or if the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, not less than 90 days before the date of the applicable annual meeting; provided, however, that in the event that less than 90 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.
     Such shareholder’s notice shall set forth (i) as to each person who such shareholder proposes to nominate for election or reelection as a Director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such person on whose behalf such proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such shareholder and beneficial owner, if any, (b) the class and number of shares of the Company which are beneficially owned, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) with respect to any such nomination(s) or proposal(s) and (d) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named, or move the proposal identified, in its notice. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. No person shall be eligible for election as a Director of the Company and no business shall be conducted at the annual meeting of shareholders, other than those made by or at the direction of the Board of Directors, unless nominated or proposed in accordance with the procedures set forth in this Section 6. The Chairman of the meeting may, if the facts warrant, determine and declare to the meeting that a nomination or proposal was not made in accordance with the provisions this Section 6 and, if he should so determine, he shall so declare to the meeting and the defective nomination or proposal shall be disregarded. (2)

3

ARTICLE III — DIRECTORS
     SECTION 1. GENERAL POWERS OF BOARD OF DIRECTORS. The business and affairs of the Company shall be managed by its Board of Directors which is hereby authorized and empowered to exercise all corporate powers of the Company.
     SECTION 2. QUALIFICATION AND NUMBER. The Board of Directors shall have the power to fix the number of directors and from time to time by proper resolution to increase or decrease the number thereof without a vote of the shareholders provided that the number so determined shall not be less than three.
     SECTION 3. ELECTION AND TERM. Except as provided in the Company’s Restated Articles of Incorporation as amended, the shareholders shall at each annual meeting elect directors each of whom shall serve until the annual meeting of shareholders next following his election and until his successor is elected and shall qualify.
     SECTION 4. VACANCIES. Vacancies on the Board of Directors, including vacancies from any increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders who may make such election at the next annual meeting of the shareholders or at any special meeting to be called for that purpose and held prior thereto.
     SECTION 5. NOMINATION OF DIRECTORS. Candidates for election to the Board of Directors at an annual meeting of the shareholders shall be nominated at a regular or special meeting of the Board. Candidates for such election also may be nominated by any shareholder entitled to vote at the meeting in accordance with Article II-Section 6. If any nominee chosen by the Board shall be unwilling or unable to serve as a director if elected, a substitute nominee shall be designated by the Board, and announcement of such designation shall be made at the meeting of the shareholders prior to the voting upon election of directors. (3)
     SECTION 6. ORGANIZATION MEETING OF BOARD OF DIRECTORS. The Board of Directors shall without notice meet each year upon adjournment of the annual meeting of the

4

ANNEX C

Building Businesses
Trian’s principals have a proven track record of successful value creation through hands-on relationships with management.

■	Actions/Value Added:
•	Acquired interest in Triangle Industries in 1983 with the goal of making Triangle a major industrial force

•	Acquired National Can (1985, $420 million) and the packaging business of American Can (1986, $600 million)

•	Became one of the world’s largest packaging companies and a Fortune 100 company

•	Created significant value by growing sales organically and through acquisitions, keeping overhead lean and properly incentivizing and working closely with management to grow the top-line

■	End Result:
•	Interest in Triangle Industries acquired for approximately $72 million

•	Triangle was sold for an enterprise value of approximately $4.2 billion
■	“Peltz and May are, in short, what the U.S. needs more of: entrepreneurs with long-term vision. By force of example, they are demonstrating that what industrial America may need most is a vigorous application of aggressive lean management highlighted by a willingness to invest, a commitment to basic markets, and a determination to make products that customers find worth buying. These are straightforward, traditional precepts that much more of the country’s industry should start to relearn.” — Business Week, September 15, 1986

8

ANNEX D

31 of 107 DOCUMENTS
Copyright 1989 Factiva, a Dow Jones and Reuters Company
All Rights Reserved
(Copyright (c) 1989, Dow Jones & Co., Inc.)
Barron’s
March 20, 1989 Monday
LENGTH: 7463 words
HEADLINE: No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road to Great Wealth
BYLINE: By Benjamin J. Stein
BODY:
     NELSON Peltz and Peter May are not household words like Rockefeller or Boesky or Trump. In fact, outside the world of packaging and finance and Palm Beach society, their names are hardly known at all. But in fact, in the wake of the recent acquisition of Triangle Industries by the French packaging giant Pechiney, they have walked away with almost $1 billion of cash and value. One year ago, they were not even in the leagues of America’s super-rich, and now they are near the top of that heap.
     How they got there, especially how they got there in a very short time, aided by a powerful and cagey human being named Michael Milken, is an amazing story of how American finance works in 1989. It is a tale of overwhelming odds against the small investor. Most of all, it is a sad story.
     IN 1983, Nelson Peltz and Peter May, then in their 30s, ran a series of interesting but small companies, carrying the names Triangle, Rowe, and Avery, in the fields of food service, coin-operated vending machines, coal mining and distribution, juke boxes, wire cable, and other odds and ends. Earlier, Peltz had run a small company called Coffeemat, which provided coffee and other hot liquids to offices and shops.
     By all accounts, Peltz and May were hard-working aggressive businessmen who ensured a comfortable life for their families. In 1983, however, they hooked up with Michael Milken, then at the top of his game at the high-yield bond department of Drexel Burnham Lambert. Milken, who had, like Peltz, been at the University of Pennsylvania’s Wharton School 20 or so years before, offered the services of his borrowing machine to Peltz and May.
     The first sizable transaction that appeared on Peltz’s and May’s plate was the proposed acquisition of a highly troubled and rumor-plagued thrift institution in Beverly Hills called (appropriately) Beverly Hills Savings & Loan. Peltz, and May were to pay about $100 million for the S&L, largely to be borrowed through the facilities of Drexel. At the time, Beverly Hills S&L was also a sizable buyer of Drexel’s high-yield securities. After a lengthy struggle with a large dissident holder of Bev Hills S&L, Peltz and May were poised to make the deal when, in April 1984, the deal was abruptly terminated by Peltz and May, citing poor recent results at the thrift.
     A few months later, in June 1984, Drexel raised about $50 million for Triangle, the main Peltz and May company, through the sale of notes. The proceeds of the sale were to be used for possible future acquisitions. In fact, the proceeds were used to buy other high-yield debt instruments offered by Drexel for a brief time, until they were used by Peltz and May to acquire a roughly 20% stake in a holding company called Central Jersey Industries, formerly a railroad in New Jersey. In the meantime, in what was to become the standard Peltz and May modus operandi, the two men continuously passed out stock in their various companies to their other companies, always keeping the ownership interests in the various entities in motion, issuing new securities — preferred, convertible, what have you. The picture of who owned what was shifting and unclear.

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
     Peltz and May showed an interest in acquiring the vacuum-cleaner and encyclopedia publisher Scott & Fetzer in 1984, but were beaten out by Warren Buffett’s Berkshire Hathaway.
     However, in 1985, Peltz and May burst onto the national industrial scene in earnest. They made a topping bid against another Drexel client, Victor Posner, to acquire National Can. After several months of haggling, National Can agreed to be acquired by the far, far smaller Triangle for about $428 million. In the year before the acquisition, Triangle had earned $3.2 million on sales of $290 million. National Can had earned $43 million on sales of almost $2 billion.
     The deal had a number of fascinating Milken-related features. For one thing, for a transaction of about $428 million, Drexel would raise almost all of the funds by issuing debt and selling preferred stock. In fact, Drexel agreed to take $15 million of the equity part of the deal. As its fee for this deal, Drexel was to receive about $21 million, or about 5% (it is commonplace in industrial debt offerings for the underwriter to receive less than 1% of the sum raised). Drexel also got almost 100,000 warrants for Triangle stock at a price that has turned out to be a staggering bargain.
     Incidentally, the transaction brought a multi-million dollar profit to yet another Drexel client, Carl Icahn, who happened to be the lucky and shrewd holder of several million National Can shares bought just a few days before Triangle, Peltz and May announced their bid at a higher price than Icahn had paid.
     By this time, in early 1985, Peltz and May were part of what has been called the Michael Milken “daisy chain.” The two had offered to put up multi-million dollar pieces of the funding for Drexel clients T. Boone Pickens and Coastal Corp. in their bids for Phillips Petroleum and American Natural Resources, respectively.
     Drexel executives were also investing personally in the Peltz and May deals. Only a few weeks before the two made public their offer for National Can, when Drexel was already working on funding for a National Can acquisition, Michael Milken, his brother Lowell, and many other Drexel colleagues bought over 33,000 shares of National Can at a price significantly less than the price later offered and paid by Peltz and May. These purchases were made before the public at large was aware that a bid for National Can was in the works. The profit on the transaction to the boys in the Beverly Hills office of Drexel was in the hundreds of thousands of dollars, within mere weeks of an investment of about $1 million.
     By all accounts, Peltz and May, managers of Triangle Industries, which by mid-1985 owned National Can, were fine executives. Except for the huge interest costs and investment-banking fees associated with the Triangle purchase and Drexel financing. National Can’s profits expanded steadily and rapidly under their stewardship.
     Meanwhile, as was their style, Peltz and May in May 1985 transferred one division of Triangle to Central Jersey Industries in return for enough preferred stock in CJI to give Peltz and May control of the latter company. That is, they sold a part of one entity they owned to another entity, and in return, got control of that second entity. Thus, at the end of the day, they wound up with both entities, keeping control of the division of Entity One that they had supposedly sold, and doing something very much like eating their cake and having it, too.
     In December 1985, in a move that turned out to be pivotal for control of the new enterprises that Peltz and May were spawning. Triangle issued a special one-for-one stock dividend of a new, supervoting preferred share. This new security carried 10 times as many votes as the old common. That meant, of course, that a relatively small number of the new supervoting shares could in fact control Triangle.
     The rationale for the new shares, as stated by Peltz and May, was to allow Triangle’s current holders to maintain voting power if the company were to sell new convertible issues and those issues were in fact converted to common. But as a matter of fact, the large majority of the Triangle supervoting shares eventually wound up, as we shall see, in the hands of affiliates of Triangle such as Avery (the old coal company) and other entities controlled by Peltz and May. Thus, from the first moment of the issuance of the supervoting stock, Peltz and May had it easily within their power to do as they wished with Triangle, even though they owned a relatively tiny piece of the equity — never approaching even 15%.
     In connection with the issuance of this special supervoting stock and other underwritings, Drexel had acquired a major position in the new shares, which at one time gave it a substantial vote in the affairs of the company.
     In other words, Drexel was from the earliest days of Peltz’s and May’s emergence in the big leagues not just an adviser or lender, but an ongoing partner, integrally involved in the growth of Peltz and May and with a large stake in seeing the two men succeed and continue to operate.

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
     For example, in August of 1986, Peltz and May, who by that time thoroughly controlled CJI, as well as Triangle, although they lacked direct voting control of either, asked Drexel to raise $387.5 million through a public offering of debentures and preferred stock. About $50 million of this offering was used to pay down debt associated with an earlier Drexel financing. A large chunk of the balance was used to buy still other high-yield debt issued by Drexel for other clients. That is, Drexel raised money through high-yield debt for Peltz and May. In turn, much of the proceeds of that offering was used to buy debt raised for other clients of Drexel. Needless to say, Drexel collected fees on each part of each financing.
     At about the same time that the CJI financing was being arranged, Peltz and May made an offer for, and then bought the packaging operations of, American Can for about $570 million, also financed by Drexel. At the time, American Can’s management had come into the capable hands of ace stockpicker Gerry Tsai. He wanted to convert the industrial giant into a financial-services concern. He was apparently eager to sell the packaging operations, for a combination of about $450 million in cash and about five million shares of the acquiring company. Triangle (roughly a 17% equity stake), to speed his move away from the seemingly unexciting business of making cans.
     With the acquisition, Triangle became by far the largest can maker in the United States, with can and packaging sales exceeding $4 billion annually. It is worth noting that the issuance of stock to Tsai and other offerings had by then greatly reduced Peltz’s and May’s equity in Triangle.
     Again, by all published accounts, Messrs. Peltz and May were perfectly capable and intelligent managers of their packaging empire. They cut costs where possible, increased capital spending where it seemed useful, and dramatically raised earnings — apart from the crushing burden of interest and preferred stock dividends and investment-banking fees.
     However, as is usual in the late 1980s, the real action was not on the factory floor, but in the offices of lawyers and investment bankers.
     For example, and only to serve as illustrations not meant to be exhaustive, here were a few of the magical effects pulled off by Peltz and May and Drexel:
     — In 1986 and 1987, Peltz and May, through personal holding companies, began to acquire huge chunks of Triangle’s supervoting stock. Peltz and May used, almost exclusively loans from Triangle itself to buy the supervoting stock in Triangle. These loans were structured so that Peltz and May not only paid a mere 8.25% in interest, but were allowed by the terms of the loans (made by the company they controlled) to pay interest for a number of years by writing IOUs to create still more indebtedness.
     — At roughly the same time, CJI, another public company controlled by Peltz and May, bought still more supervoting stock in Triangle through a partnership of CJI and a personal holding company of Peltz and May. The seller was primarily Drexel, at a large profit.
     — Still later, in the fall of 1987, Peltz and May traded about one million shares of Triangle one-vote-per-share common stock for the same number of supervoting shares held by CJI. (I have been unable to find out if Peltz and May had to pay anything for those common shares or whether in fact they were loaned the money for them as well.)
     — At the same time, in 1986, Drexel raised money for Avery, the small coal company controlled by Peltz and May, to buy the chemical operations of Uniroyal for about $710 million. Peltz and May said that it was their aim to build an empire of specialty chemical manufacturing simultaneously with the creation of their packaging empire. In connection with that transaction, Drexel dealt itself warrants to buy up to 12 million shares of Avery at below-market prices.
     In all of these transactions, the directors of CJI and Triangle were consulted, and they gave their approval. But almost all of the directors of CJI were also directors of Triangle, and almost all were longtime associates of Peltz and May. One director of both Triangle and CJI, an investment adviser from Baltimore named William J. Heffner, was also a director of L.F. Rothschild, the investment bank, which was performing valuation and investment banking services on an ongoing basis for Triangle and CJI. He was also Nelson Peltz’s father-in-law.
     The nub of all of these transactions was that by shortly before the Crash, Peltz and May personally held enough supervoting stock to give them majority control of Triangle. For almost no money down, without a vote of the shareholders other than Peltz and May, by complex shuffling of ownership interests, with the judicious help of powerful law firms and investment banks, Peltz and May had simply made themselves majority owners of a multi-billion dollar corporation. By the fall of 1987, Peltz and May were not just managing Triangle. They had about 60% of the voting power of the company in their hands.

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
     As was disclosed in 1988 SEC filings (but not at the time the control was being accumulated), Peltz and May considered taking Triangle private on several occasions in 1987. However, as they later reported, they were stymied by the stubbornly high price of their company’s stock. That high price would have required borrowing so much that the health of the company would have been imperiled by making the required interest payments. (The discussion of those planned but aborted management buyouts does not even mention any concern that a management buyout might not be in the interests of public holders. Its only stated concern is how much money Peltz and May would have made from the deal, and whether that was sufficient for them.)
     The Crash, however, when it came, provided just the opportunity that Peltz and May needed. It also provided them, apparently, with a warning to structure the deal so that if financial markets continued to sour, they would have a way out.
     Bear in mind that Peltz and May had simply aggregated to themselves control of Triangle, which by then was the nation’s largest can manufacturer. They had not bought it. They had basically used their control of the board of directors to simply take control of the large packaging concern. They could be seen alternatively as having sold themselves for a low price an option to do anything they pleased with the corporation, on pretty much any terms they wished.
     However, the Crash was real. If it turned out to be the precursor to a major economic downturn, if securities markets went into decline for a decade, as they had done in the 1970s, Peltz and May could be sorry that they had made a management buyout. They might be saddled through their personal holding companies with an enormous debt flow from Triangle, a faltering can market, nowhere to dump the company, and a complete collapse of their hopes and dreams. If Peltz and May had spent a billion dollars to buy the company’s stock, assumed another few billion in debt, and sailed into the mouth of a recession, they would have been astraddle a catastrophe.
     Still, if the Crash turned out to be an epiphenomenon of the market, soon to be corrected, without larger economic significance, a gigantic present had just been dropped in their laps.
     Suddenly, post-October 1987, there was a gaping hole between the asset value of Triangle and its price as reflected in its share price. That gap had not been there two months earlier, when Triangle stock was in the 40s. But in the low- to mid-20s, if no economic disaster was on the horizon, opportunity was calling with great big JBL speakers.
     In other words, there was risk, and there was potential reward on a grand scale.
     To my eyes, what followed was a way to take advantge of the opportunity without subjecting the Peltz and May families to untoward risk.
     Basically, what Peltz, May, and Milken did was to have CJI, a public company, buy Triangle. Peltz and May owned more than two-thirds of CJI. If there were enormous profits in the buyout, two-thirds of them would still be plenty. If the economy took a dive, then the public holders of CJI would be in the tank, and Peltz and May would be shielded from CJI’s debts by that old corporate veil.
     The transaction, as originally proposed within days after the Crash and enunciated in a series of filings in the winter of 1987-88, would have three steps. At any one of them, if the economy tumbled, Peltz and May could bail out.
     First, pursuant to an “exchange agreement” entered into on Nov. 4, 1987, Peltz and May agreed to swap 3,378,084 shares of the Triangle supervoting stock and 16,000 shares of Triangle regular common for 14,849,117 shares of a new supervoting 9.75% cumulative convertible senior preferred stock of CJI. The new CJI supervoting stock conferred, just by itself, more than 95% of the voting power of CJI upon Peltz and May personally. Combined with other shares they owned, they soon had about 97% of the votes in CJI, of which they also owned about two-thirds of the equity. At the same time, the Triangle supervoting stock they had passed to CJI had slightly more than 55.1% of the votes in Triangle.
     That is, in this deft transaction, Peltz and May traded their personal control of Triangle to CJI for overwhelming control of CJI. Thus, they controlled both the holding company, CJI, and its main holding. Triangle, but with a layer of buffer between their own Palm Beach selves and any disaster that might happen.
     At the time of the transaction, the investment bank handling the deal (guess who?) put a value of roughly $8 on each CJI 9.75% supervoting share that Peltz and May got. The indicated value of the shares acquired by Peltz and May was thus about $118 million.
     The art that is the Sistine Chapel ceiling of modern finance in this deal is that:

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
     — Peltz and May put up almost no money to get that stock, since they acquired it in a trade for Triangle supervoting stock they had gotten with loans from Triangle (that basically never had to be paid back).
     — That $118 million worth of stock — bought with basically no money down and no money per month — conferred control of a company with sales of over $4 billion per annum, with a total capitalization in excess of $3 billion.
     In a word, just for being smart, aggressive guys who had a good friend at the corner of Rodeo Drive and Wilshire Boulevard, Peltz and May got control of and majority ownership of one of the largest industrial companies in the world.
     A particularly fascinating aspect of the “exchange agreement” between Peltz and May as individuals and Peltz and May as CJI was that “as partial consideration to [Peltz and May] to enter into the Exchange Agreement,” as a coy SEC filing put it, Peltz and May caused CJI to pay them in cash $12 million. That is, Peltz and May made CJI — still a public company, with directors legally responsible to the public — pay them $12 million to take 80% voting control of a company that they controlled anyway.
     Or, to put it another way, Peltz and May caused CJI to pay them $12 million to trade two blocks of stock more or less solely between themselves, since they controlled both sides of the exchange. (In later litigation, Peltz and May agreed to forego $1 million of that $12 million.)
     Stage 2 of the CJI takeover of Triangle involved Gerry Tsai.
     In an agreement of Nov. 25, 1987, Peltz and May agreed to buy from Tsai’s newly renamed Primerica Corp. the nearly five million shares of Triangle that Tsai had gotten about one year earlier as part of the consideration for the sale of American Can to Triangle. Of course, Peltz and May bought the stock through CJI. The sale price was $24.75 a share, plus an adjustment for any additional amount that CJI or any affiliate might pay per share for Triangle stock if CJI later bought out Triangle from its public holders.
     This transaction gave CJI greatly added equity in Triangle, but did not add much to the voting control of Triangle that CJI (read Peltz and May) already had.
     Taking the Primerica stock and the Peltz-May supervoting stock together, CJI owned, by the end of 1987, 63.3% of the votes of Triangle and about 31% of the equity ownership.
     However, in order for Peltz and May to make the truly impressive amounts that are de rigueur in modern finance, they had to be able to buy the balance of the equity ownership cheap and sell it dear. Stage 3 of the Peltz-May transaction called for CJI to buy out all of the non-Peltz-May CJI holders of Triangle for $25 per share in cash plus a $10 stated-value preferred (with first no vote and then half a vote per share), paying the lofty dividend of 15 3/4% — which could be disbursed as payment-in-kind additional preferred, in case you wondered why they chose to issue a preferred instead of a bond. (A further reason might be that the amount of financing necessary to pay off the cash portion of the buyout, about $535 million, not counting Drexel’s lofty fees, would generate enough tax deductions to eliminate tax liability for the foreseeable future. Yet another might have been that, generally, debt securities carry more stringent indenture provisions than even very-high-yield preferred.)
     Peltz and May stated that they had decided to buy the company “to acquire all of the common and equivalent equity of Triangle.” In other words, when asked by the SEC for the purpose of the deal, they solemnly declared that the purpose of the deal was to do the deal. Even more fascinating is the stated rationale for the public shareholders to do their side of the transaction: “Accordingly, under the CJI proposal, Unaffiliated Triangle Stockholders have been offered $25 in cash and one share of the $10.00 Preferred Stock for each share of the Triangle Securities because such consideration provides them with the opportunity to sell their Triangle Securities for $25 cash and CJI securities which pay fixed annual dividends.”
     In other words, the reason why Peltz and May expect public holders to tender is that Peltz and May have made them a tender.
     In a Jan. 27, 1988, 13-E-3 filing with the SEC by Peltz and May, they noted that the proposed CJI buyout of the public holders was to be reviewed by the few directors of Triangle who were not also directors or employees of CJI. (As far as I can tell, all of those independent business persons were longtime friends and/or colleagues of Nelson Peltz, but they were probably the most independent people who could be found on the board.)
     The independent directors were to hire an investment bank to review the terms of the offer to the Triangle public holders. Bear Stearns had been duly hired and had duly reported that in its opinion the CJI proposal was not fair to the

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
unaffiliated Triangle holders. (Somehow, without the terms of the deal being changed in any material way that I could discern, the Triangle independent directors nevertheless later got a fairness opinion from Bear Stearns and approved the deal.)
     A part of the three-stage transaction also involved CJI buying back from Triangle certain shares of CJI that Triangle had bought (in order to provide CJI with money to buy control of Triangle).
     Yet another part of the CJI buyout of Triangle was that, upon consummation of the transaction, Peltz and May were to be paid off for certain stock options, and paid off for certain incentive awards to the tune of about $8 million each. They were also to be given options on about 100,000 shares in the acquiring company — in addition to the huge blocks of it they already owned.
     Because of a complex agreement about the voting of the Triangle shares acquired from Primerica, Peltz and May controlled only about 57% of the Triangle votes at the time of the July 7, 1988, shareholders’ vote on the CJI buyout. Still, in order to amend the Triangle certificate of incorporation and approve the sale of Triangle to CJI, only an additional 9% of the votes of Triangle stock would be needed to reach the necessary two-thirds vote. The matter came to a vote, the acquisition was overwhelmingly approved. CJI, the acquiring company, changed its name to Triangle.
     Peltz and May, who had paid almost nothing for their controlling shares (having simply issued most of them to themselves and made Triangle pay for them, in essence), emerged from the July 7, 1988, meeting as masters of a large packaging company, with large chunks of cash in their hands (aggregating about $27 million) for having made themselves kings of Other People’s Money.
     Drexel walked away from the deal with fees of about $46 million for raising money, offering advice, and — in a truly incredible turn — soliciting changes in the language of a CJI debenture, for which they were paid $3 million plus options worth potentially millions more. Drexel also left with warrants to buy up to 300,000 CJI shares at about $13.76 per share at some future date. All told, from the Peltz-May transactions up to and including the acquisition, Drexel is reported to have earned about $150 million in fees and profits.
     Interestingly enough, other large shareholders of CJI after the buyout of Triangle included the CEO of Banner Industries, a long-term Drexel pal; Saul Steinberg’s Reliance Financial Services; and that friend and neighbor of Drexel, Fred Carr and his First Executive Corp.
     As things stood in July 1988, the public stockholders of Triangle had been taken out of the picture of any future growth or profitability of their company by a series of clever maneuvers. These were all done (prior to the final vote in July 1988) without any vote of the shareholders. That is to say, without any vote by the persons most directly involved, the public holders, Nelson Peltz and Peter May had used those public holders’ money to buy for themselves, at almost comically low prices, control of the public holders’ company. Without ever fully and completely disclosing the results of the entire operation, only doling out bits and pieces in 13-D filings with the SEC, Peltz and May mounted a palace coup, traded on knowledge of the company vastly greater than that of any possible public holder, used stockholders’ money for that trading, and took over Triangle. When 1986 began, the public holders of Triangle owned the company in votes and equity. By mid-1988, without having been paid one penny by Peltz and May, without ever having been allowed to vote on it, the public holders were basically the tenants of Peltz and May, holding their ownership at the whim of the two titans. By the end of the shareholders’ meeting in the third floor auditorium of the Manufacturers Hanover Trust Co. at 270 Park Ave. in New York, the public shareholders were simply pensioners of Peltz and May, basically without anything but a small residual interest in the company.
     For sheer effrontery, cunning and daring, the Peltz-May-Milken method of taking over Triangle totally outclasses the crude old-fashioned method of actually submitting a management takeover and buyout to voting, crudely requiring that actual money be paid to facilitate management control. Peltz and May, operating within the strict letter of the law of Delaware, took control just by the stroke of a pen. It was a fancy footwork, indeed.
     Delaware law does not require that managers of a public company submit issuances of new stock to a vote of the shareholders. It likewise does not explicitly require that shareholders be allowed to vote on management simply giving themselves voting control of a company. However, this complaisance is in seeming conflict with the notion expressed in other Delaware cases that when life or death decisions, turning points in the life of a company, are reached, the directors must act to maximize shareholder value, putting their interests and the interests of managers second to the interests of public holders. It is difficult for me to see how the directors thought that allowing Peltz and May to take control of a booming company without paying any control premium — in fact, paying almost nothing at all — was in the best interests of the shareholders. For one thing, it eliminated any possibility of the holders ever receiving a control premium

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
from an outside party. For another, it gave Peltz and May every opportunity to transfer as much of the value of the company to themselves, and take as much of it away from the public holders, as they could. Certainly, directors using company money to deprive their public stockholders of the advantage of a possible control premium is a questionable way to maximize shareholder value.
     Further, under Delaware law, as well as under fiduciary law everywhere, special corporate opportunities may not be simply seized by the managers or major holders. They must be offered first to public holders. Yet no one but Peltz and May were ever offered the chance to use corporate loans, repayable more or less at will, to acquire the 10-to-1 supervoting stock. It is hard for me to see how, under law, this very remarkable corporate opportunity could have been offered to Peltz and May, but to no one else connected with the ownership of the company.
     In any event, by July 1988, Peltz and May bestrode the world of packaging like two colossi. Yet, as it happened, their activities leading to control of Triangle were only the curtain raisers to a truly magnificent opera partly written in France.
     From the very beginning of their filings with the SEC about the three-stage buyout process, Peltz and May had made public certain undertakings about the future of Triangle and CJI. Included in these were the solemn words that Peltz and May had no plans or proposals to sell or merge Triangle, sell any substantial amount of its assets, issue new securities beyond those disclosed, or in any way change the makeup of the board of directors or the capitalization of the company. (This was later slightly amended to say that Triangle had received no “firm” proposals to buy the company or any part of it.) Further, Peltz’s and May’s SEC filings specifically said that in valuing the offer to Triangle holders, they had not even considered the liquidation value of Triangle, since they were not even considering a major sale of assets. Triangle holders were reassured about this in the proxy for the July 7, 1988 meeting.
     However, as was later disclosed in a Dec. 6, 1988, 8-K filing with the SEC, a huge French corporation named Pechiney, with interests in packaging, had for years had a business relationship with Triangle. In April 1987, Peltz met an official of Pechiney, which was owned, interestingly enough, mostly by the Republic of France. Peltz offered to buy a packaging division of Pechiney. Pechiney declined the offer. In August, the offer was repeated, and again declined. That month, Peltz and May met with the same official to discuss joint ventures in Europe between Pechiney and Triangle.
     In October 1987, Pechiney, in writing, expressed an interest in buying a large stake in Triangle, along with entering into a joint canning venture. Peltz expressed interest, but, according to the 8-K, Pechiney did not follow up at that time.
     No filing was made to the SEC about these contacts, and no disclosure was made to Triangle stockholders or to the investment community generally until much later. However, it was, of course, known to Messrs. Peltz and May when they prepared the CJI buyout of the Triangle affiliate.
     The contacts between Peltz and Pechiney resumed, by what must be the luckiest coincidence in financial history, on July 12, 1988, a mere five days after the formal approval of the CJI buyout of Triangle, before the distribution of the cash and preferred paid for Triangle common had even been made. At that time, through an intermediary in the government of France, Pechiney expressed an interest in acquiring all of Triangle. At that time, Triangle stock (formerly called CJI) was trading at about $8 per common share.
     On July 28, 1988, after further discussion, Peltz told Pechiney that Triangle might be for sale at the right price.
     Through August and September of 1988, there were further discussions between Peltz and the French, in person and through colleagues. By mid-September of 1988, a price was on the table. There was still no public disclosure of any part of the negotiations.
     In October and November, there were more detailed negotiations, including the usual obligatory walkouts and breaking off of negotiations. By mid-November of 1988, the negotiations were at a detailed stage, and by Nov. 16 (give or take a day) an outline of a detailed agreement was reached, as far as I can tell from the 8-K. On Nov. 19, the board of Triangle met and discussed the offer. It was announced to the world at large on Nov. 21, 1988.
     The terms of the acquisition by Pechiney, a foregone conclusion as soon as it was agreed to by Peltz by reason of his overwhelming (more than 87%) voting control of Triangle, called for Pechiney to make the following payments:
     To Peltz and May, $830 million for their supervoting 9.75% senior preferred, cost basis to them, out of pocket, $12 million in 1983 plus their signatures on a loan from Triangle in the amount of about $33 million. Peltz and May would

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
also get bought out of certain options and performance incentives that would yield about another $4.6 million, at least. The payments to Peltz and May were to be made in the form of interest-bearing notes of the government of France.
     For the holders of the CJI common, which had just a few days earlier been trading at $8, the sum of $56 a share, or a total of $82.3 million.
     To Drexel, for the exercise of their 300,000 warrants at about $14 a share, about $12 million.
     For all the rest of the equity holders, including the former Triangle common holders who were so recently issued the $10.63 preferred, about $536 million. (The preferred was redeemed at par, which had been raised by 62 1/2 cents from Peltz’s and May’s first offer, constituting a 1.87% increase in the face value of the consideration offered the Triangle common.)
     There are several dimensions to what happened in the whole process culminating with the Pechiney takeover. One is mathematical. Pechiney basically assumed all of the debt associated with the packaging portion of Triangle when it bought the company (which, again, had been named CJI until it took over Triangle and assumed its name). It paid, as noted, about $1.46 billion for the equity part of Triangle. Added to that sum, to make sense, must be the roughly $455 million that had just been paid for the cash portion of the Triangle buyout (18.2 million shares multiplied by $25). That is, to get the meaningful value of what all of the equity of the Pechiney purchase of Triangle would have been had the CJI buyout of Triangle holders not occurred in July, one would take the Pechiney equity payments and add in the cash that had just been paid for the Triangle public holders’ common. (Nelson Peltz pronounced as sound this analysis.)
     But, prior to the CJI buyout (basically the Peltz-May buyout) in July, the public holders owned about 68% of the equity of Triangle. Their share of the total equity would have been about $1.29 billion, instead of the $609 million they got.
     To be sure, the Triangle package bought by Pechiney included a number of non-packaging assets from the old Rowe, Brandt and Avery companies. Peltz and May are required to buy back those companies from Pechiney for $225 million. If we subtract that sum from the total $1.9 billion of equity in the Pechiney buyout, then the public holders would (absent the CJI buyout) have gotten 68% of $1.675 billion, or about $1.14 billion.
     Even with this adjustment, the ordinary public holders of old Triangle would have gotten roughly $500 million more than they got.
     On a per share basis, the old Triangle common holders — had they still owned their commensurate share when Pechiney bought them out — would have gotten not the $33.50 (present value) they in fact got, but about $62.60 a share. That represents an 87% premium over what they in fact received.
     In the many SEC filings associated with the CJI buyout of Triangle, Peltz and May repeatedly state that they believe that the best interests of Triangle’s holders would be served by their tendering into the Peltz-May offer. As things turned out, they were deeply, thoroughly wrong about that.
     Now, of course, if the CJI buyout had not taken place, and if Pechiney had wanted to buy out Triangle, the whole deal would have been structured very differently. Pechiney would not have paid a huge amount to Peltz and May for their control shares. Instead, the total payment would have been spread across the whole shareowning spectrum, with the public holders getting somewhat closer to a proportional share of the pie.
     But even before the CJI buyout iced things, Peltz and May would still have gotten a disproportionate premium for their shares. After all, Peltz and May owned the control shares. They were able to take the entire control premium that would have accrued to all of the shareholders and apply it to themselves only.
     But by the CJI buyout in July, they were able to command not only the control premium in their own hands, they also had (by that buyout) two-thirds of the equity ownership in their hands, as well. They had, by issuances of supervoting stock, and taking ownership of that stock, thanks to loans, accomplished the basic equivalent of the LBO: They had transferred all of the equity upside of thousands of shareholders into just a few hands. They had (basically) seized all control value, and most of the equity ownership value in Triangle and transferred it to themselves. Most of that missing $500 million that might have gone to the public holders went straight to Peltz and May.
     To get some idea of just how much value was transferred in the deal, note that in July, the proceeds from the sale of one Triangle common share would have bought about four old CJI shares. (Triangle shares were bought out at $33.50. CJI shares were selling for slightly more than $8.) If a trader had taken his $33 and bought four CJI shares, soon re-

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
named Triangle, and seen Pechiney buy out the new Triangle (the old CJI), he would have seen his $33 turn into at least $224. All of that gap comes from value transferred by the Peltz-May deals from the ordinary shareholder to themselves — owners of about two-thirds of the new Triangle.
     In every sense, the maneuvers were dazzling.
     In addition to the math dimensions of the deals, however, there are ethical and legal dimensions.
     Peltz and May were fiduciaries for the old Triangle holders by virtue of being the chief executive officers and controlling shareholders of the company. They owed a high standard of behavior to their holders, keeping the public holders’ benefit in mind at all times.
     They were also the chief executives and controlling holders of CJI, and owed a fiduciary duty to the public holders of that company.
     In addition, like any human beings, they owed a duty to themselves and to their families to get as rich as possible as fast as possible.
     How could they possibly have squared those responsibilities? How, conceivably could they have gotten the best possible price for the CJI holders in the Triangle acquisition, and also have gotten the best price for the Triangle stockholders on the sell side of the same deal?
     It gets even worse. How could they square their own interest in taking control of CJI as cheaply as possible with their unequivocal duty to protect the CJI holders other than themselves and keep as much of the equity of the company as possible in the hands of holders other than themselves?
     The conflicts of interest that Peltz and May faced seem to me to be literally impossible to resolve in any fair way.
     As far as I have been able to determine, Peltz and May in fact resolved them in the way that has become standard in 1980s America. On every occasion, they made a few ritual bows to ethical duty, mumbled a few phrases, and then did whatever most benefited them personally.
     There may be steps in this tortured sequence of deals in which Peltz and May acted unselfishly, for the benefit of persons to whom they had legal and moral duty. I have not been able to find them.
     In preparing this analysis, I talked at some length to Anthony Graziano, the in-house counsel for Peltz and May, and to Peltz himself. Both men are extremely engaging on the telephone. Both absolutely and enthusiastically deny any wrongdoing. Peltz in particular insisted that he had not mistreated his stockholders. He repeatedly pointed out how well Triangle stock had performed in 1985 and 1986 and 1987. He said he was entitled to his and May’s gains of close to a billion dollars. They had worked hard for their three years in the can business, had the foresight to get into it when no one else wanted to, according to them, had remade American Can and National Can into far more efficient producers, and had staked their own time and money. Peltz insisted that he believed that the $12 million he put into Triangle, plus his hard work and daring, was a perfectly fair price for control of a multibillion dollar company.
     Peltz argued strenuously that he had not knowingly paid the public Triangle holders one penny less than he thought they should get for their shares. He said that he believed that he had gotten the company at a good price, but that this did not mean that his public holders had sold at a bad price. His motive in buying the company for CJI, he said, was not to make money and buy cheap and sell dear, but to work in a business that he loved, with people he loved. He agreed that in fact it had turned out that he had made an extraordinary buy, but, he said, that was what he was supposed to do, “because I’m a capitalist.” He said he did not believe that as a capitalist he was capitalizing on his control powers and inside knowledge to squeeze out his public holders. He had done what he thought was right at all times, he insisted.
     He also said that he felt good with his new big-time wealth, but that he did not feel as good as one might think, because he missed his friends from Triangle and was itchy because he did not have a large business to run right now. He was a charming conversationalist and a genuinely likeable man. (Representatives of Paul, Weiss, Rifkind, Wharton & Garrison, Peltz’s and May’s law firm, and Bear Stearns earnestly denied any wrongdoing of any kind in the whole series of transactions.)
     But as a matter of basic definition, Peltz and May were trading on inside information. They had to know more about their business than any outside investor. They knew every detail of every part of their business, especially its value in a sale or liquidation. Clearly, in receipt of this knowledge, they traded to the tune of taking control of the whole company — albeit mostly with other people’s money. As a clear example, they were telling investors of all of the risks in

No Eternal Triangle — How Two Insiders Paved Themselves A Rapid Road t
the can business and its huge downside potential — which is real enough. But at the same time, knowing of the liquidation and resale value of Triangle, they were huge buyers just as they were inducing their public holders to sell. Peltz and May were arranging both the buy and the sell sides of the deal on extremely special information that only an insider could have. This information was not about an oil strike or a technical breakthrough. It was about the value of the whole company.
     How this is less questionable than trading on inside knowledge of any individual key fact about a company’s value is a mystery to me.
     A major scandal has erupted in France involving French government officials and their pals, accused of buying Triangle stock cheap before the announcement of the Pechincy takeover and making a killing when the takeover was announced and Triangle shares soared.
     But the largest single purchaser in the week before the Pechiney-Triangle transaction was announced was Drexel Burnham Lambert. Steven Anreder, a spokesman for Drexel, said that the purchase of more than 70,000 Triangle shares just prior to the announcement was accounted for entirely by Drexel’s making a market in Triangle shares.
     If the past is prologue, no action will be taken about any part of the entire series of transactions by any regulatory agency. The private lawsuits have already been settled on the usual terms — pennies for the individual holders, hundreds of thousands for a few lawyers. Nelson Peltz will live grandly and make still more deals and more hundreds of millions. What is to stop him?
     Benjamin J. Stein is a lawyer and economist who writes from Los Angleles.
NOTES:
PUBLISHER: Dow Jones & Company
LOAD-DATE: December 4, 2004

ANNEX E

Building Businesses
Trian’s principals have a proven track record of successful value creation through hands-on relationships with management.

■	Actions/Value Added:
•	Acquired Snapple from The Quaker Oats Company in May 1997

•	Executed significant operational turnaround through successful product introductions, exciting branding and innovative consumer marketing

•	Reversed several years of dramatic volume declines and consistently grew top-line and bottom-line

•	Eliminated unnecessary bureaucracy and bloated corporate structure; created lean, streamlined organization embodied by a fast-moving, entrepreneurial culture
■	End Result:
•	Purchased Snapple for $300 million

•	Sold beverage group for an enterprise value of approximately $1.5 billion in October 2000
■	“Snapple responded almost immediately to Triarc’s management. Sales, which had been declining 20% a year, turned flat within three months of Triarc’s purchase... ”* — Harvard Business Review, January 2002

■	“Snapple was sold to Triarc and put under the management team led by Mike Weinstein [one of Trian’s Heinz director nominees]. They have revitalized the brand by strengthening the distribution agreements, introducing new products and packaging, and returning the marketing approach that has been vital to the success of the brand. “ — Julian Hardwick, ABN Amro, September 25, 2000

* Sales grew consistently thereafter.

7

EXHIBIT E1

Quarterly
1984 First Quarter/Three Months
Celebrates Silver Anniversary in Day-Long Rite
Helnz-Canada Opens Country’s Leading Tomato Paste Facility At Leamington; Galco to Grow
building stands at the tree-lined streets—one Heinz name—framed by hedges.
has conducted appro-to celebrate the 25th its establishment
came into exis-the purchase of
producer of Teo preserved fruits. 16 competing manufac-the Teo name going on to expand its ketchup, soups, sauces, and a host of other at its factory in These varieties are in the four-country the Netherlands, and Belgium—that wing of the Centra!
hundreds and a number of
in the company can-
teen to mark the occasion. J. Taminiau, 80-year-old former owner of the company that bore his name and first managing director of Heinz B.V., recited a brief history of the company and praised Heinz for the quality standards it had set, which he said had made it possible to operate profitably in difficult times.
Also speaking were Robert M. Kuijpers, managing director of the company and of Heinz-Central Europe; Albert Nip, manager-research
(Continued on page 8)
Shown here are Thomas D. Smyth, president of Helnz-Canada; Hon. Dennis Timbrell, Ontario’s Minister of Agriculture and Food; and James Rickard, chairman of the Ontario Vegetable Growers Marketing Board. They represent three of the prime factors in the opening of the country’s largest tomato paste facility, which is expected to reduce significantly Canada’s dependence upon Imports.
It is a time of growth for Heinz-Canada, in terms of physical facilities, with the completion of one expansion project and the start of another, as well as plans for a sports center named for one of its former leaders.
The company has officially opened its new $14 million (Canadian) tomato paste facility, the country’s largest, at its manufacturing site in Leamington, Ontario.
The Hon. Dennis Timbrell, Province of Ontario Minister of Agriculture and Food, joined Heinz-Canada’s President and Chief Executive Officer
(Continued on page 10)

New Products/Packaging/Promotion
History Is Made: After a Century, We Turn to Plastic to Test a New, Squeezable Ketchup Bottle
Heinz has been making ketchupmore than a century since 187|the beginning, because it is a pfjcondiment, the product appeaifclear, narrow-necked bottles. TTJof these were sealed with corkljalong with the upper lips of thffwere hand-dipped in crystallingkeep the contents airtight and|pcontamination.
In order to prevent the wax becoming contaminated, the t||bottle was capped by foil with the early Heinz keystonetype. Neckbands covered the bottom of the foil, which trimmed by hand, and helpedthe foil tight against the waxThose needs have passed,neckbands remain as a Heinz element.
Near the turn of the century, caps gradually replaced the wax closure. It was during that the Heinz ketchup adopted the familiar outline Henry J. Heinz referred to octagon-style bottle,” a handle and less ornate sharply ridged earlier
From 1910 to 1938, a proclaimed that the of benzoate of soda and preservatives banned by and Drug Act, whose Founder had fought for. was retained until most nies had followed the Otherwise, the Heinz was to undergo little decades, being rivaled according to trade by the Coca-Cola bottle.
Now the inexorable nology has dictated a tradition as Heinz consumer acceptance ot innovation-a 28-ounce ketchup bottle being throughout the
The flexible exclusively for Heinz Company, is

EXHIBIT E2

Heinz FY04 Analyst Day • Pittsburgh Hilton • October 3, 2003	1

Heinz FY04 Analyst Day • Pittsburgh Hilton • October 3, 2003	2

Heinz FY04 Analyst Day • Pittsburgh Hilton • October 3, 2003	3

ANNEX F

JUNE 02, 2006

H. J. Heinz.	Analyst:	Christopher R. Growe
314-955-2321
	Associate:	Erik Owczarczak, CFA
Jeffrey M. Clark, CFA
Equity Research Recent Development Report
HOLD/AGGRESSIVE

Symbol:	HNZ

Exchange:	NYSE

Recent Price:	$42.38

Dividend:	$1.20

Yield:	2.8%

Price Objective:	NA
Assessing the plan.
•	As expected, the fourth quarter earnings report was only the precursor to the much-anticipated Heinz management launching an all-out assault on the Peltz proposal. And, we think they did a pretty good job of it.
•	The much-anticipated Heinz Superior Value plan encompasses many of the same items outlined by Trian and our view is balanced between between realistic and aggressive.
•	We note several unique aspects of this plan that historically would not have been included - this plan includes any restructuring charges, includes option expense, increased share repurchase activity, and a reduction of trade promotion activity.
•	We still believe there are missing elements too and we look forward to the ‘showdown’ August 16th at the Annual Meeting. The Heinz value plan seemed to alleviate some of the concern surrounding the Annual Meeting.
•	We continue with our Hold rating for the shares and believe we could even see a little downside for the shares in the short-run.
FUNDAMENTAL DATA

	Fiscal year Ends Apr
	2006A	2007E		2008E
EPS:	$2.17	$2.35		$2.53
P/E:	NA	18.0	x	16.8	x
ROE:	NA	NA		NA

Est. 5-year EPS CAGR	7.0%
Est. 5-year Div. CAGR	5.0%
Book Value Par Share	$6.40
Price/Book Value	6.6	x
Long-Term Debt/Capital	73.1%
Market Cap ($mil.)	$14,324
Shares Outstanding (mil.)	338
AGE Lists:
Disclosure Information: Please refer to the last two pages of this report for important disclosure information.

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 1

Assessing the plan.
As we consider Heinz’s “Superior Value” plan enacted today as part of the company’s response to the Peltz proposal, we regard the plan as a “sufficient” response by the company to the Peltz proposal and seemingly shored up some incremental support for the current management team. We believe the company responded effectively and pragmatically to the competing proposal in that many of the key tenets outlined in the Peltz proposal were either addressed through the company’s plan or rebutted well enough to divert some criticism (sales per employee, sales per facility would be one example). The Heinz plan centered more so on savings from the cost of goods sold line, which we highlighted in our previous writings, and less so on SG&A as did the Peltz proposal. To wit, firing every salaried employee would still not produce the $400 million in savings outlined by Trian. No doubt, the 2007 plan was materially altered in our view due to the presence of Trian and includes items that we believe would not have been as aggressively pursued such as —lowering promotional expenditures $145 million by 2008, increasing advertising $50 million, cutting costs by $355 million, buying back $1 billion in shares, and increasing the dividend 17%. This is not to say the company would not have included some measure of these items in its 2007 outlook, but we do not believe it would have been this aggressive. As such, we raised our estimates to $2.35/share (+10 cents) for fiscal 2007 and introduced a fiscal 2008 estimate of $2.53/share each of which roughly conforms to the company’s guidance and is realistic in our view given the company’s aggressive cost reduction and marketing initiatives.
We still believe the real showdown now occurs at the annual meeting on August 16th. We believe the fate of the stock could be determined that day as investors vote whether to install the Peltz slate of directors or vote in favor of the company’s plan outlined today. We believe the shares are in a holding pattern here until we get some indication which way investors are leaning surrounding the annual meeting vote. At the end of the day, investors that have any history here with Heinz can claim they’ve heard this story before...aggressive cost reduction plans, optimistic sales targets, and margin expansion all begetting a higher stock price. Yet, most of these plans historically came up empty and the inconsistent, slow growth Heinz just plodded along with little improvement in its stock price. So, we believe the lack of trust in management could end up being the real impediment to the company’s plan winning out.
As noted above, we believe the stock will stagnate here over the summer and could even drift down a bit. Given the new and improved Heinz following the divestitures and now the improved margins and growth set to occur over the next two years according to the company’s plan, we still do not find support for the stock price in the low-to-mid $40s. We believe the shares could drift down closer to $40/share in the near-term. The shares are trading at 17X our fiscal 2008 estimates and well ahead of the food group as a whole. Given what we believe will still be a challenged growth model in the future (2-3% sales growth seems more realistic in our opinion), the shares are still a bit rich for our tastes at this time and we continue with our Hold rating.
Utilizing the cost savings outlined above, Heinz plans on significantly increasing its marketing and advertising spending, research and development funding, and new product innovations behind a more focused portfolio following the recent divestitures. The company offered a glimpse of what appeared to be a rather strong lineup of over 100 new product offerings in 2007 with much of the focus on convenience, packaging, and health & wellness. Also, Heinz has “committed” to increasing R&D spending at a double-digit rate in 2007 and 2008, which follows on a trend of 12% growth in both 2005 and 2006. In line with the plethora of new products highlighted, Heinz will increase its marketing spending by $50 million, or 19%, with the overwhelming focus behind its top 10 brands where it will spend 75% of its marketing investment. The company will focus on its 6 primary developed markets and 5 emerging markets as part of its more focused plan. Management expects emerging markets to contribute 25% of its growth and really emphasized and featured the profitability of these markets as another shot at the at Peltz proposal. While the it highlighted possible emerging market divestitures, such as ABC in Indonesia, the company suggested that its emerging markets should grow revenue by over 10% and have a over a 10% profit margin due to very low fixed costs.
In reviewing the Heinz value plan in some detail, we find a few elements that are encouraging for the business and that indicate a different sort of Heinz may well be emerging here. Here are a few items to consider:
*The company’s operating profit and EPS growth goals include both option expense (only $20 million or so to be fair) and charges for plant closures which is quite a departure from the old ways of this

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 2

company. Historically, Heinz would have taken a significant charge to enact such a plan and three years to accomplish it and would have surely called out the 4 cents as “one-time” in nature. Our $2.35/share includes all charges related to these plant closures and the 4 cents per share in option expenses.
*Increased share repurchase activity. We concur in principal with the Peltz proposal that share repurchase could be used more aggressively. We are not fans of levering the balance sheet too heavily here, but we do believe more aggressive share repurchase activity could commence courtesy of the strong free cash flow generation and the debt availability on the balance sheet. Heinz’s current plan allows for $1 billion in share repurchase over the next two years utilizing the available free cash flow. And, while this conforms with more aggressive share repurchase activity in fiscal 2006, it is a departure from the trend leading up to fiscal 2006.
*The gross margin outlook is encouraging here. Heinz focused its plan on the asset base more so than the SG&A base which we believe is appropriate. The company’s estimated gross margin increase of 70 bps in fiscal 2007 is roughly in line with our estimate and courtesy of the reduced promotion and the productivity savings detailed above.
*Improved consistency. We do believe the company will achieve some consistency going forward and we believe this is mostly a function of the divestitures undertaken over the last year. Improved consistency would certainly be a new feature for this company and its track record is quite spotty on this point.
What’s missing?
*Heinz could be more aggressive with divestitures — While Heinz is emphasizing several core “regions”, including all of Western Europe, we would prefer a more narrowed portfolio and geographic penetration. The core markets here include 6 developed markets and 5 developing markets. We continue to regard the U.K. division as a “watchout” market given the state of the portfolio there and what we regard as some more modest growth categories.
*Volume growth goals — Volume growth is still very much necessary in our view and challenged due to the slower growth categories here. Reduction of promotion represents a risk in our view to the volumes especially in 2007. Cutting back on promotion by $100 million in 2007 (our estimate) could well deflate any volume growth in the year. This also places a greater reliance on new products which historically have been a weak point for the company and not supported appropriately by marketing. Heinz will still underindex on marketing spending as a percent of sales even after the planned $50 million increase relative to its large-cap food peers.
*More aggressive use of balance sheet — We believe the Peltz proposal went too far in levering the balance sheet and Heinz does not seem to be going far enough. The increase in the dividend (17%) and the forecast for $1 billion in share repurchase over the next two years stops short of more forcefully utilizing the balance sheet while preserving some flexibility and the BBB+ debt rating. We are in favor of more aggressive share repurchase activity even in light of the 2.8X net debt/EBITDA level.
While the Heinz plan appears capable of stimulating additional earnings growth, we would note that it is quite obvious that the other intention of the plan is to alleviate investor concerns and reduce the likelihood of Trian successfully having five members elected to the Heinz Board of Directors. Both plans call for cost cutting, reducing Deals and Allowances, investing behind brand marketing, focusing on core brands and geographies with possible strategic divestitures, and improving shareholder returns by returning additional capital to investors. However, as we stated above, we believe Heinz’s plan is less aggressive and a bit more realistic considering the level of cost savings expected.
Valuation:
Heinz is trading at approximately 18X our fiscal 2007 estimated earnings of $2.35 per share and above the large-cap food group multiple of roughly 17.5X on a P/E basis. This multiple stands within Heinz’s historical average (15X-21X), and we believe it stands above an appropriate level for the shares. Thus we foresee the potential for downside into the upper-30’s in recognition of the underlying value of the company. We continue to believe that Heinz will exhibit inconsistency to its earnings and we maintain a modest outlook for sales and earnings growth throughout fiscal 2007. We should also note that the divestiture program designed to bring some stability to the sales and earnings growth at Heinz is forecasted to strip about 24 cents per share out of

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 3

estimated earnings and this is now included in our forward EPS estimates. Three of the four divestitures are complete and we expect solid progress towards closing the remaining transactions by mid-2006 and achieving upwards of $1 billion in proceeds. Strong free cash flow growth, dividend yield, and the prospect for increased share repurchase activity provide some needed support to the multiple. While we do not foresee the potential for an outperformance of the earnings and thus the shares in the near-term, we will watch this development closely and keep investors abreast of any changes in our investment thesis here.
Risks to Valuation:
With a fair bit of uncertainty/risks in the interim given the dilution from divestitures, a continued weak European performance, and reduced foreign exchange benefits, we prefer our Hold rating for the shares.
Company Description:
(Pittsburgh, Pennsylvania) Heinz, a diverse food processor, possesses prominent positions in ketchup, Ore-Ida frozen potatoes, frozen foods (Weight Watchers, Boston Market), foodservice supply, and various international product lines. International operations contributed 50% of fiscal 2005’s operating income and represent one of the largest foreign components of any United States-based food company.

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 4

SUMMARY OF EPS CHANGES

Fiscal Year Ends Apr
EPS	2006A	2007E		Prior	2008E		Prior	2009E	Prior
Qtr1	$0.52	$0.52
Qtr2	$0.62	$0.61
Qtr3	$0.50	$0.59
Qtr4	$0.54	$0.63
Year	$2.17	$2.35			$2.53
P/E		18.0	X		16.8	X
SELECTED FINANCIAL STATISTICS
(DOLLARS IN MILLIONS EXCEPT PER SHARE)

Fiscal Year Ends Apr	2002	2003	2004	2005	2006	CAGR(%)	2007E	2008E	2009E
Revenues	$9431	$8237	$8415	$8912	$9035		$8741	$9054
Operating Income	1607	1362	1372	1382	1390		1445	1507
Pretax Income	1295	1095	1163	1159	1077		1112	1180
Net Income	843	718	779	828	742		773	820
Shares Outstanding	353	354	354	354	342		328	324
Earnings Per Share	2.39	2.03	2.20	2.34	2.17		2.35	2.53
Dividends Per Share	1.62	1.49	1.08	1.14	1.20		1.40	1.50
Price Range (High)	47	39	39	41	42
Price Range (Low)	38	27	29	35	33
P/E Range (High)	20	19	18	18	19
P/E Range (Low)	16	13	13	15	15
Return on Equity (%)	58.9	53.8	50.4	36.8
CAGR — Compound Annual Growth Rate
SELECTED BALANCE SHEET DATA
(DOLLARS IN MILLIONS)

January 25, 2006
Cash and Investments	$944	Accounts Payable	$915
Accounts Receivable, Net	$1,056	Short-term Debt/Current Maturities	$569
Other Current Assets	$1,751	Other Current Liabilities	$992
Total Current Assets	$3,751	Total Current Liabilities	$2,476
Property, Plant, and Equipment, Net	$1,917	Long-term Debt	$5,312
Long-term Investments		Deferred Income Taxes	$524
Intangible Assets, Net	$3,809	Other Liabilities	$851
Other Assets	$1,848	Shareholders’ Equity	$2,162
Total Assets	$11,325	Total liabilities and Shareholders’ Equity	$11,325

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 5

[SHAREHOLDER VALUE GRAPH OMITTED]
PRICE OBJECTIVE (PO) CHANGES *

Date	Closing Price	PO	Date	Closing Price	PO	Date	Closing Price	PO

NA

*	NA: Positive rating removed; no price objective supplied.
RATING/SUITABILITY CHANGES

Date	Closing Price	Rating/Suitability	Date	Closing Price	Rating/Suitability

Maintain/Aggressive
ANALYST COVERAGE CHANGES

Analyst	From	To	Analyst	From	To

Christopher R. Growe	02/12/2001

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 6

			Past 12 months
	Master	Current Rating	Investment Banking	% of Investment
Rating	List Companies	Distribution	Clients	Banking Clients *

Buy	294	40%	0	0%
Hold/Neutral	424	58%	0	0%
Sell	17	2%	0	0%

*	Percentage of Investment Banking Clients on Master List by rating.
OUR 3-TIER RATING SYSTEM (12-18 month time horizon)

Buy:	A total return is anticipated in excess of the market’s long-term historic rate (approximately 10%). Total return expectations should be higher for stocks which possess greater risk.

Hold:	Hold the shares, with neither a materially positive total return nor a materially negative total return is anticipated.

Sell:	Stock should be sold, as a materially negative total return is anticipated.
RISK SUITABILITY (Relates to fundamental risk, including earnings predictability, balance sheet strength and price volatility)
Conservative: Fundamental risk approximates or is less than the market.

Aggressive:	Fundamental risk is higher than the market.

Speculative:	Fundamental risk is significantly higher than the market.
The suitability ratings assigned by A.G. Edwards industry analysts to individual securities should be reviewed by investors and their financial consultants to determine whether a particular security is suitable for their portfolio, with full consideration given to existing portfolio holdings.
COMPANY SPECIFIC DISCLOSURES:
Not applicable.
The views expressed in this research report accurately reflect my personal views about the subject company and its securities.
AGE’s research analysts receive no compensation in connection with the firm’s investment banking business. The analyst certifies that he/she receives no compensation that is directly or indirectly related to the specific recommendations or views contained within this report. Analysts may be eligible for annual bonus compensation based on the overall profitability of the firm, which takes into account revenues derived from all of the firm’s business activities, including its investment banking business.
Price objectives and recommendations contained in this report are based on a time horizon of 12-18 months, but there is no guarantee the objective will be achieved within the specified time horizon. Price objectives are determined by a subjective review of fundamental and/or quantitative characteristics of the issuer and the security that is the subject of this report. A variety of methods may be used to determine the value of a security including, but not limited to, discounted cash flow, peer group comparisons, sum of the parts and enterprise values. All securities are subject to market, interest rate and general economic risks. Specific information is provided in the text of our most recent research report.
Additional Information available upon request. With the exception of information about A.G. Edwards & Sons, Inc., the material contained herein has been prepared from sources and data we believe to be reliable but we make no guarantee as to its accuracy or completeness. This material is published solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or investment product. This material is not to be construed as providing investment services in any jurisdiction where such offers or solicitation would be illegal. Opinions and estimates are as of a certain date and subject to change without notice. You should be aware that investments can fluctuate in price, value and/or income, and you may get back less than you invested. Past performance is not necessarily a guide to future performance. Investments or investment services mentioned may not be suitable for you and if you have any doubts you should seek advice from your financial consultant. Where the purchase or sale of an investment requires a change from one currency to another, fluctuations in the exchange rate may have an adverse effect on the value, price or income of the investment. Certain investments may be mentioned that are not readily realizable. This means that it may be difficult to sell or realize the investment or obtain reliable information regarding its value. The levels and basis of taxation can change.
This document has been approved by A.G. Edwards & Sons (U.K.) Limited, authorized and regulated by the Financial Services Authority.

© 2006 A.G. Edwards & Sons, Inc.	• Member SIPC.	www.agedwards.com

H. J. Heinz • A.G. Edwards & Sons, Inc. • June 02, 2006	Page 7

See page 7 for Analyst Certification and Important Disclosures
Estimate Change ☑
United States

HJ Heinz Co (HNZ)	HOLD (2)
Medium Risk (M)
HNZ: Mgmt’s EPS Tgts Appear Aggressive but More
Feasible; Reit HOLD	Mkt Cap: $14,504 mil.
June 1, 2006
FOOD MANUFACTURERS
David Driscoll, CFA
+1-212-816-0440
david.c.driscoll@citigroup.com
Cornell Burnette
+1-212-816-1711
Michael Lavery, CPA
+1-212-816-7108
SUMMARY
➢	Heinz issued its F07 & F08 EPS guidance of $2.35 and $2.54 today, implying a 2 yr earnings CAGR of approx 10%. Mgmt identified $355MM in expected cost savings over the next 2 yrs, as well as $145MM in lower trade spending, which it expects to offset higher inflation & higher mkting and R&D spending.

➢	We believe these initiatives raise the co’s risk profile, as they rely heavily on a turnaround in the co’s large European ops, despite Europe’s tough retail environment and mgmt’s plans to cut trade spending there. As such, our new F07 & F08 ests are both $0.04 below mgmt’s EPS guidance at $2.31 & $2.50.

➢	The co recorded organic sales growth in the qtr of just 0.3%, despite strong U.S. momentum. We est. 53rd wk added 7%, Acq. was +3.4%, F/X was -3.1%.

➢	We do see some positives at the company including solid momentum in its US business and a solid new product pipeline for F2007, but believe that these are priced into the stock at current levels and reit our Hold rating & $41 price tgt.

FUNDAMENTALS
P/E (4/07E)	18.4	x
P/E (4/08E)	16.9	x
TEV/EBITDA (4/07E)	11.2	x
TEV/EBITDA (4/08E)	10.5	x
Book Value/Share (4/07E)	$7.90
Price/Book Value	5.4	x
Revenue (4/07E) $8,61	$8,619.9 mil.
Proj. Long-Term EPS Growth	NA
ROE (4/07E)	31.7%
Long-Term Debt to Capital(a)	61.2%
HNZ is in the S&P 500® Index.

(a) Data as of most recent quarter

SHARE DATA
Price (5/31/06)	$42.35
52-Week Range	$42.98-$33.53
Shares Outstanding(a)	342.5 mil.
Div(E) (Cur/Prev)	$1.40/$1.23

RECOMMENDATION
Rating (Cur/Prev)	2M/2M
Target Price (Cur/Prev)	$41.00/$41.00
Expected Share Price Return	(3.2%)
Expected Dividend Yield	3.3%
Expected Total Return	0.1%
EARNINGS PER SHARE

FY ends		1Q	2Q	3Q	4Q	Full Year

4/06A	Actual	$0.52A	$0.62A	$0.50A	$0.54A	$2.17A

4/07E	Current	$0.56E	$0.58E	$0.57E	$0.60E	$2.31E
	Previous	NA	NA	NA	NA	$2.24E

4/08E	Current	NA	NA	NA	NA	$2.50E
	Previous	NA	NA	NA	NA	$2.32E

4/09E	Current	NA	NA	NA	NA	$2.72E
	Previous	NA	NA	NA	NA	NA
First Call Consensus EPS: 4/07E $2.06; 4/08E $2.25; 4/09E $2.38
Calendar Year EPS: 12/06 $2.22; 12/07 $2.44; 12/08 $2.65; 12/09 NA
OPINION
Earlier today, Heinz reported F4Q06 earnings and issued its F2007 outlook at an investor meeting in New York City. Management’s F2007 EPS guidance of $2.35 implies 12% earnings growth off of Heinz’s F2006 earnings base from continuing operations of
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$2.10/share. Furthermore, management expects its F2008 earnings to grow at 8% off of its F2007 base, reaching $2.54.
Management’s targets are driven by savings from its newly announced cost reduction programs, with Heinz expecting to invest a portion of the savings back into the company through increased marketing and R+D spending.
Heinz expects to generate total cost savings of $225 million in F2007, composed of a $165 million reduction in COGS and a $60 million reduction in SG&A. Furthermore, management intends to receive and additional $95 million in savings from reduced trade-spending.
In F2008, management intends to achieve incremental cost savings of $130 million in addition to further reducing its trade-spending by an incremental $50 million.
We believe management’s presentation made a strong case that cost savings opportunities are not as great as some investors might hope. While it is unusual for a company to work so hard to persuade investors that its earnings growth potential is relatively limited, we believe that the company did help us understand more clearly where the inherent, realistic limits of its potential might lie. We do, however, believe that the aggressive proposals from Trian Partners have forced management to issue what we consider to be aggressive expectations, with 12% EPS growth in fiscal 2007 followed by 8% EPS growth in fiscal 2008. However, we believe that the company’s reliance on a turnaround in its European operations raises the company’s risk profile. Europe (36% of total company segment profits) is our major point of concern in management’s plans to reduce trade spending.
Management indicated that it has effectively reduced trade spending in the U.S. over the past three years while successfully growing volumes and believes that it can implement a similar strategy in Europe. However, we see this strategy as being potentially harder to execute in Europe given the tough retailing environment in many markets highlighted by the U.K., (see our April 18 publication (“European Retail Environment Call Reveals Difficulty for Suppliers”), reviewing our conference call with David McCarthy, Citigroup’s Food Retail Analyst, where large retailers continue to seek price concessions from food manufacturers.
Furthermore, we believe that solid volume growth in the US over the past few years has ultimately been driven by successful new product innovation on products lines such as Ore Idea and Smart Ones. However, new product innovation has been and continues to be a trouble spot for the company’s European operations. Ideally, the company could export its successful new products from the U.S. to Europe. However, most of these successes have been in the Ore Ida and Smart Ones businesses, which are brands and product lines that do not have a presence in Europe, preventing them from being transportable. If Heinz cuts its trade spend in Europe without similarly strong new items, it could easily see some negative volume trends.
We are raising our fiscal 2007 EPS estimate to $2.31 to reflect some current momentum in the first quarter, and to reflect the benefit of some of the company’s announced initiatives. Due to our concerns about the upside in the company’s European operations, however, our estimate remains below the company’s guidance of $2.35. Our new fiscal 2008 estimate of $2.50 is also $0.04 below management’s guidance of $2.54.
We are lowering our forward EPS target multiple to 16.9x (and maintaining our $41 price target), as our previous multiple (about a point higher) reflected our expectation for value creation possibilities at the company, which are now reflected in our earnings estimates. Although we do see some positives at the company in terms of its cost savings programs and solid new product pipeline scheduled for F2007, we believe that these items are priced into the shares at current levels. We reiterate our 2M Hold rating.

F4Q06 HIGHLIGHTS
Heinz reported F4Q06 EPS of $0.54, topping our $0.51 estimate and consensus estimates of $0.49. Total company volume growth appeared strong at 7.8%, although we assume that the extra week in the quarter likely added approximately 7pp of growth, indicating that volumes likely only grew around 0.8% excluding the extra week. Moreover, with pricing down by about -0.5pp in the quarter, we believe that total company organic sales growth (before the negative impacts of f/x) was practically flat at +0.3%.
Figure 1: Components of Heinz F4Q06 Sales Growth

Comparable Volume	0.8%
Price	-0.5%

Organic Sales Growth	0.3%

14th Week	7.0%
Acquisitions	3.4%
F/X	-3.1%

Reported Sales Growth	7.6%

Source: Citigroup and Company Reports
In Heinz’s North American Consumer Products unit, the firm continued to post good results with profits and sales up on good volume growth at Smart Ones frozen entrees, Ore Ida frozen potatoes, and Heinz Ketchup. However, the firm’s U.S. Foodservice segment saw profits decline year-over-year due to higher marketing spending and higher input and transportation costs.
Furthermore, in Europe, problems persisted as operating profits in the quarter were essentially flat despite the extra week in the quarter due to unfavorable f/x, negative pricing trends, and higher G+A expenses.
F2007 NEW PRODUCT LINE UP
In F2007, Heinz appears to have a solid new product line up, with over 100 new products scheduled to hit the market. New products which were highlighted by the company during its presentation include:
➢	Fridge Door Fit Ketchup

➢	Ore-Ida Easy Breakfast Potatoes

➢	New varieties of Classico sauce, including new organic varieties

➢	New Smart Ones entrees and deserts

➢	The launch of Smart Ones and TGI Friday’s frozen entrees in Canada

➢	Mean Beanz and international soups in Australia

➢	New recipe meals for toddlers in the U.K.

➢	Wattie’s Sweet and Sour sauces in New Zealand
We believe that Heinz will likely have good success with its new product launches in the U.S. if recent history is any indicator of future success as the firm’s new product launches in ketchup, Smart Ones, and Ore Idea have had solid results in the U.S. over the past few years. This is supported by our recent proprietary analysis released measuring the “fair share” index for the packaged food group (which we define as a company’s share of new product sales relative to its total category market share) using AC Nielsen data for the US retail market. Our analysis revealed that Heinz has been among the best in the large cap packaged

3

food group in terms of generating strong new product sales relative to its market share over the past year (please see our May 22 publication (“Share of New Product Sales Points to Likely Future Gains”) for further details).
However, we believe that while new product innovation has been solid in the U.S., the company has faced headwinds from a lack of sufficient innovation in the European market. Curiously, outside of a new line of Plasmon infant formula in Europe intended to provide further functional benefits, we did not hear a great deal of detail surrounding new products in the European market. Consequently, this region remains an ongoing concern of us going forward.
VALUATION
Our $41 target uses a 16.5-17.0x forward P/E target multiple on our calendar 2007 estimate of $2.42. Our new multiple is 1 point lower than our prior multiple range of 17.5x-18.0x, as our previous multiple was based on the expectation of potential cost savings, which are now embedded in our earnings estimates. Therefore, we are maintaining our $41 prices target, despite our upward earnings revision.
We find that our forward P/E multiple of 16.9x compares with the median multiple of 15.8x derived from Heinz’s ten-year historical multiple range of 11.7x-25.3x, and is below the Branded Food universe’s historical multiple that we peg at 18.5x.
We believe the company’s multiple should remain close to current levels, which we believe fairly reflect our sales growth projections of 3.4% and operating income growth of 5.5% over the next three years. We believe Heinz should remain valued at a slight discount relative to the peer group’s historical average, as its projected operating profit growth is slightly below the average expectation for our large cap coverage universe. We believe the stock is close to fairly valued current at current levels.
Our forward EBITDA multiple target of 10.5x compares with the median multiple of 10.8x derived from Heinz’s ten-year historical multiple range of 7.8x-19.2x, and is also slightly below the Branded Food universe’s current and historical average multiple of about 11x, given on our analysis.
RISKS
We apply a Medium Risk rating to Heinz based on the company’s plans to significantly restructure its portfolio. The firm has good but unsteady cash flow generation: free cash flow per share was $1.85, $2.45, $3.23, and $3.01 in F2002, F2003, F2004, and F2005; we project future cash flow per share of $2.90, and $2.46 in F2007 and F2008. Heinz has a generally stable financial position, with a healthy balance sheet. The company’s EBITDA interest coverage ratio is about 6.3x (F2006E), and long-term debt to capitalization is about 67%. The company carries an A- debt rating from Fitch (with a negative outlook), and an A- rating from S&P (with a stable outlook). On November 23rd, 2005, Moody’s downgraded the company’s credit rating to Baa1 with a negative outlook, and we believe further downgrades are possible.
In general, we think the significant risks for Heinz that could make it difficult for the stock to reach our target price are as follows, or by which it could exceed our target price:
The company’s restructuring efforts could be more or less successful than expected. The company’s restructuring efforts are intended to produce better focus for the company and establish a solid platform for future sales and earnings growth. If the sales proceeds from company’s divestitures are less than expected, dilution could be greater than the company anticipates. Alternatively, if the company’s proceeds materially exceed expectations, the dilution from restructuring could be materially less than expected.

4

Strong recent North American sales growth could slow more quickly than expected. North American Consumer Products sales growth has been robust recently, with double-digit growth in some quarters. We expect some moderation in this rate of sales growth, but if the company’s performance in this segment decelerates more than we expect, the company could under-perform relative to our expectations.
Direct and indirect costs from energy remain high. With record-high natural gas costs and high oil costs, earnings could be negatively affected if energy and packaging inflation persists. Likewise, if energy costs return to low levels, the company could materially outperform our expectations.
Future acquisitions could be dilutive. The company intends to continue making acquisitions, which could further dilute EPS. If the company makes acquisitions that provide significant accretion, the company could outperform our expectations.
International operations could over- or under-perform expectations. Expectations are high for the company’s international operations, especially in emerging markets (particularly Russia, India, China, and Indonesia). If performance in these markets is below expectations, the company’s shares could have difficulty achieving our target. If performance in these markets is even stronger than we expect, the company could exceed our target.
If the impact on the company from any of these factors proves to be greater than we anticipate, the stock will likely out-perform our financial and price targets. Likewise, if any of these factors proves to have less of an effect than we anticipate, the stock could materially under-perform our target.
INVESTMENT THESIS
We rate the shares of HJ Heinz Co Hold/ Medium Risk (2M). W believe Heinz’s shares are close to fully valued, and expect meaningful near-term earnings growth to be difficult, as the company faces several near-term headwinds from foreign exchange, which has contributed 70% 80% of sales growth over the last three and a half years; higher energy and packaging costs, which will likely be higher in fiscal 2007 than in 2006 as current lower-cost contracts are renewed; and from an expected deceleration in its U.S. businesses, where we expect recent strong retail sales to moderate over the near-term, and where higher fuel prices are a drag on the foodservice segment. Additionally, the company has indicated that its new product pipeline in Europe, where the company has struggled recently, is well behind where it would like it to be.
     Further, we believe the company’s planned divestitures of businesses, with almost $1.4 billion in sales, are a distraction for the company, and are concerned that these disposals could be more dilutive than replacement acquisitions might be accretive. Additionally, the company is lapping a 53rd week in 2007, adding one more obstacle to growth, negatively impacting earnings by about $0.04. The company has an uncertain portfolio and a relatively difficult path to growth. These factors are fairly well known (though we note that consensus numbers do not yet reflect planned divestitures, likely due to their uncertain timing), and that these concerns are reflected in the shares, which we consider close to fair value.
COMPANY DESCRIPTION
HJ Heinz Co (HNZ), headquartered in Pittsburgh, PA, is a manufacturer of foodservice and branded retail food products. The company’s U.S. Retail business includes frozen dinners/entrees, frozen potatoes, catsup, and others. Its largest U.S. Retail brands are Ore-Ida, Heinz, and Smart Ones (WeightWatchers). The company operates in five global business segments, including North American Consumer Products (25% of sales), Foodservice (17% of sales), Europe (39% of sales), Asia/Pacific (15% of sales), and Other (4% of sales). Fiscal 2005 (ended April) company revenues totaled $8.9 billion, an increase of 5.9% over 2004.

5

Operating profit in 2005 was $1,381 million ($1,502 million excluding corporate expenses), a gain of 0.7% versus 2004.

6

ANALYST CERTIFICATION	APPENDIX A-1
I, {David Driscoll}, research analyst and the author of this report, hereby certify that all of the views expressed in this research report accurately reflect my personal views about any and all of the subject issuer(s) or securities. I also certify that no part of my compensation was, is, or will be directly or indirectly related to the specific recommendation(s) or view(s) in this report.
IMPORTANT DISCLOSURES
HJ Heinz Co (HNZ)
Ratings and Target Price History — Fundamental Research

			Target	Closing
#	Date	Rating	Price	Price

1:	20 Dec 05	*2M	*36.00	34.28
2:	23 May 06	2M	*41.00	42.98

*	Indicates change.
Customers of the Firm in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at http://www.smithbarney.com (for retail clients) or http://www.citigroupgeo.com (for institutional clients) or can call (866) 836-9542 to request a copy of this research.
Citigroup Global Markets Inc. or an affiliate received compensation for products and services other than investment banking services from HJ Heinz Co in the past 12 months.
Citigroup Global Markets Inc. currently has, or had within the past 12 months, the following company(ies) as clients, and the services provided were non-investment-banking, securities-related: HJ Heinz Co.
Citigroup Global Markets Inc. currently has, or had within the past 12 months, the following company(ies) as clients, and the services provided were non-investment-banking, non-securities-related: HJ Heinz Co.
Analysts’ compensation is determined based upon activities and services intended to benefit the investor clients of Citigroup Global Markets Inc. and its affiliates (“the Firm”). Like all Firm employees, analysts receive compensation that is impacted by overall firm profitability, which includes revenues from, among other business units, the Private Client Division, Institutional Equities, and Investment Banking.
The Firm is a market maker in the publicly traded equity securities of HJ Heinz Co.
Citigroup Investment Research Ratings Distribution

Data current as of 5 May 2006	Buy	Hold	Sell

Citigroup Investment Research Global Fundamental Coverage (2722)	41%	41%	17%
% of companies in each rating category that are investment banking clients	45%	42%	33%

Food Manufacturers — North America (11)	55%	45%	0%
% of companies in each rating category that are investment banking clients	50%	80%	0%

Guide to Fundamental Research Investment Ratings:
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Risk ratings, which take into account both price volatility and fundamental criteria, are: Low (L), Medium (M), High (H), and Speculative (S).
Investment ratings are a function of Citigroup Investment Research’s expectation of total return (forecast price appreciation and dividend yield within the next 12 months) and risk rating.
For securities in developed markets (US, UK, Europe, Japan, and Australia/New Zealand), investment ratings are: Buy (1) (expected total return of 10% or more for Low-Risk stocks, 15% or more for Medium-Risk stocks, 20% or more for High-Risk stocks, and 35% or more for Speculative stocks); Hold (2) (0%-10% for Low-Risk stocks, 0%-15% for Medium-Risk stocks, 0%-20% for High-Risk stocks, and 0%-35% for Speculative stocks); and Sell (3) (negative total return).
Investment ratings are determined by the ranges described above at the time of initiation of coverage, a change in investment and/or risk rating, or a change in target price (subject to limited management discretion). At other times, the expected total returns may fall outside of these ranges because of market price movements and/or other short-term volatility or trading patterns. Such interim deviations from specified ranges will be permitted but will become subject to review by Research Management. Your decision to buy or sell a security should be based upon your personal investment objectives and should be made only after evaluating the stock’s expected performance and risk.

7

Between September 9, 2002, and September 12, 2003, Citigroup Investment Research’s stock ratings were based upon expected performance over the following 12 to 18 months relative to the analyst’s industry coverage universe at such time. An Outperform (1) rating indicated that we expected the stock to outperform the analyst’s industry coverage universe over the coming 12-18 months. An In-line (2) rating indicated that we expected the stock to perform approximately in line with the analyst’s coverage universe. An Underperform (3) rating indicated that we expected the stock to underperform the analyst’s coverage universe. In emerging markets, the same ratings classifications were used, but the stocks were rated based upon expected performance relative to the primary market index in the region or country. Our complementary Risk rating system — Low (L), Medium (M), High (H), and Speculative (S) — took into account predictability of financial results and stock price volatility. Risk ratings for Asia Pacific were determined by a quantitative screen which classified stocks into the same four risk categories. In the major markets, our Industry rating system — Overweight, Marketweight, and Underweight — took into account each analyst’s evaluation of their industry coverage as compared to the primary market index in their region over the following 12 to 18 months.
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9

Company
Company Bulletin	Research

North America United States Consumer Food	Deutsche Bank
1 June 2006
Heinz
Reuters: HNZ.N           Bloomberg: HNZ UN           Exchange: NYSE           Ticker: HNZ
Management Responds

Eric Katzman, CFA	Christina McGlone	Mark Pogharian
Research Analyst	AssociateAnalyst	Research Associate
(+1)212 250-4968	(+1)203 863-2283	( )212 250-7225
eric.katzman@db.com	christina.mcglone@db.com	mark.pogharian@db.com
HIGHLIGHTS
* Heinz unveils strategic plan to improve EPS growth, share value.
* Mgmt. to accelerate EPS growth to 10% in F2007, 8% in F2008E.
* Heinz announces $355 mil cost cutting incl. both COGS / SG&A.
* Targeted cost effort appears more realistic than Trian plan in our view.
* Mgmt. also expects $145 mil savings from more efficient promo.
* Bulk of promo efficiency to come from Europe, a tough task.
* Company to reinvest promo efficiency to drive top line growth.
* Buyback to be $1 bil. next 2 years, dividend boost 17% (60% payout).
* Mgmt. F2007E (end Apr) EPS target $2.35 on proforma 3-4% sales.
* We are raising our F2007E EPS to $2.35 from $2.23.
* F2007 results higher quality, mgmt. to absorb 15 plant closure costs.
* Heinz also absorbing $0.04 of higher FAS123R cost in F2007 plan.
* We are also boosting our F2008E EPS to $2.53 from $2.38.
* Heinz strategic plan roughly in line with our expectation.
* Key is whether shareholders believe in mgmt. ability to execute.
* Our analysis of probabilities, unchanged, still sees value/target = $48.
* Risks: competition (branded, pvtlbl), costs (energy, other), currency (Euro, Pound).
Forecasts and ratios

Year End Apr 30	2005A	2006E	2007E
1Q EPS (USD)	0.55	0.52	NA
2Q EPS (USD)	0.56	0.62	NA
3Q EPS (USD)	0.60	0.50	NA
4Q EPS (USD)	0.64	0.54	NA
FY EPS (USD)	2.34	2.18	2.35
OLD FY EPS (USD)	2.34	2.10	2.23
% Change	0.0%	3.6%	5.4%
P/E (x)	15.9	19.5	18.1
Dividend yield (%)	3.1	2.8	3.3
EV/EBITDA (x)	10.4	11.6	11.4
Revenue (USDm)	8,912.3	9,035.2	8,728.3
ROE (%)	33.5	32.0	38.5
Net debt/equity (%)	138.8	220.6	243.0
Source. Deutsche Bank estimates, company data
Meeting News
Buy

Price at 1 Jun 2006 (USD)	42.57
Price target	48.00
52-week range	42.98 - 33.53
Key changes

EPS (USD)	2,10 to 2.18 á	3.6%
Revenue (USDm)	8,747.2 to 9,035.2 á	3.3%
Price/price relative

Performance (%)	1m	3m	12m
Absolute	2.0	11.8	16.4
S&P 500	-3.1	-0.8	6.6
Stock data

Market Cap (USDm)	14,545.2
Shares outstanding (m)	341.7
Free float (%)	100
Volume	3,278,000
S&P 500	1,270.09
Key indicators

ROE (%)	32.0
ROA (%)	9.7
Net debt/equity (x)	220.6
Book value/share (USD)	6.02
Price/book (x)	7.1
Net interest cover (x)	4.9
EBIT margin (%)	15.4
Deutsche Bank Securities Inc.
All prices are those current at the end of the previous trading session unless otherwise indicated. Prices are sourced from local exchanges via Reuters, Bloomberg and other vendors. Data is sourced from Deutsche Bank and subject companies.
Deutsche Bank does and seeks to do business with companies covered in its research reports. Thus, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report.
Investors should consider this report as only a single factor in making their investment decision.
Independent, third-party research (IR) on certain companies covered by DBSI’s research is available to customers of DBSI in the United States at no cost. Customers can access this IR at http://gm.db.com, or call 1-877-208-6300 to request that a copy of the IR be sent to them.
DISCLOSURES AND ANALYST CERTIFICATIONS ARE LOCATED IN APPENDIX 1

1 June 2006 Food Heinz	Deutsche Bank
Management Responds
Heinz senior management hosted an analyst meeting earlier today to discuss strategic initiatives to increase shareholder value as well as review F4Q06 (end Apr) results. We have written extensively over the last few weeks on our view of what is reasonable vis-à-vis shareholder enhancing strategies and commented on Trian’s plans and what was likely to be current management’s approach. In summary the actions delineated today by current management were roughly in line with our expectations and thus we view them as fairly realistic. We delve into the initiatives in further detail but the Heinz management plan is similar to Trian’s goals in several respects including greater use of free cash flow and the balance sheet, more aggressive cost reductions (regardless of where from), greater promotional efficiency. The major area of difference appears to be about the portfolio and what should be considered core. In a report published yesterday titled “Our Probability Tree” we concluded that a variety of scenarios with selected weightings points to around $48 as fair value and we see no reason at this point to change that view.
Our probability analysis basically handicapped the likelihood of either side (i.e. Heinz current management versus Trian) winning as 50/50. While this may appear to be taking no stand, we truly believe the vote could break either way. On the one hand we believe Trian has clearly proposed a change in strategic direction that has credibility with numerous investors, although most investors we believe take issue with the magnitude of potential EPS accretion. Trian’s plan has credibility because current management adopted a number of the initiatives as their own. On the other hand, management today appears to have delivered a reasonable plan but investors are rightfully skeptical about execution given the under-performance over the last 7-8 years. Would CEO Johnson and the Board have taken such action if not for the emergence of activist shareholders such as Trian?
As we noted in the “Our Probability Tree” report, we believe it is worthwhile for fundamental investors to continue to look at Heinz shares even after the run-up since earlier in 2006. With the more aggressive earnings targets, greater share repurchase activity and boosted dividend, we continue to argue that downside is limited to current levels. Investors can collect a reasonable 3%+ dividend yield over coming months and gauge which camp will win in the battle to generate greater returns. Should management and/or Trian execute even more aggressive activity and deliver above expectations along with the potential longer term for a sale of the company, the upside to the stock is significant. Thus we reiterate our BUY opinion and affirm our $48 target.
Generally speaking, in terms of valuation, we use a variety of methodologies including traditional multiples (P/E, EV/EBIT, EV/EBITDA), DCF analysis and our proprietary IVCC (incremental economic profit) framework. These are based on long-term assumptions including 3% sales growth, 5% operating profit growth and 7-8% EPS/cash flow growth using a 9% WACC (determined via the capital asset pricing model). Typical risks include competition (branded, private label), input cost volatility (energy, packaging, raw materials), currency (Euro, British Pound) and M&A integration.
The Heinz Plan
At this morning’s meeting, as expected, Heinz management presented its Superior Value & Growth Plan for F2007and F2008. Whether current management would have presented such a plan excluding the current shareholder activism is an interesting debate. Notwithstanding the motivation for the plan, it was clearly a response to the Trian plan unveiled on May 23rd, which included (1) the reduction of annual costs by $575 million (weighted to SG&A), (2) the reduction of promotional spending by $300 million and an increase in advertising, (3) share repurchases of about 43 million shares and the maintenance of the current dividend payout ratio (57.1%), and (4) the divestiture of non-core businesses.

Page 2	Deutsche Bank Securities Inc.

1 June 2006 Food Heinz	Deutsche Bank
Heinz’s plan was, not surprisingly, less aggressive and more detailed than that proposed by Trian, having the benefit of inside information. Management’s response regarding questions about how its plan was different or better than Trian’s was that its plan is realistic. As we noted in our report yesterday, though we agree with the Trian plan directionally, we questioned the magnitude of selected assumptions. Hence, we agree with Heinz’s management’s claim about the realistic nature of its plan vs. that of Trian. As a result, the biggest question lies within current management’s ability to execute the plan.
D&A Reduction: The Toughest Nut to Crack
A key and controversial part of Heinz’s plan is to reduce spending on deals and allowances. Specifically, the company is targeting a reduction of $145 million ($0.31 per share) over the next two years, with the bulk of the savings coming from Europe. In F2007, management is aiming for a 90 bps. cut in F2007 trade spending with Europe going from 23.3% to 21.8% of sales and the rest of the company dropping 30 bps. to 14.7% of sales.
We believe this part of the Heinz plan is the most difficult to execute. In the past, when Heinz has reduced promotional spending, there has been an adverse volume response. Many times, Heinz succumbed to retail pressure and did not adhere to the more EDLP strategy, although better systems of late have helped execution. The U.S. Consumer division has been successful in reducing trade spend over time to 16.9% in F2006 owing to an emphasis on innovation, resulting in new packaging and new products. The process to reduce trade promotion entails building a better brand-value proposition, analyzing profitability by account and program, and withstanding a likely short-term volume hit.
Though there is new management in Europe (including John Hans from the U.S. Consumer segment), it will take time for the shift in strategy to be successful, in our view, particularly given the tough retail climate in Europe and the U.K., including rumblings from Asda about price harmonization. Management noted that trade spending (source Cannondale) as a percent of gross sales averages 18% among its food peers in the U.S., a figure we believe is high. While the 18% ratio makes the U.S. Consumer business appear efficient, we still believe greater efficiency is achievable in the home market. But the figure also argues that much is left to be done in Europe which offers both risk and reward depending again on execution. To be sure Europe is a very tough market and both management and Trian will need to prove to us that better performance is possible.
Cost Savings: Yes Virginia, They Do Exist
Heinz is targeting cost savings of $355 million ($0.76 per share) over the next two years. In contrast to Trian’s proposal, Heinz’s cost savings initiatives are focused more on COGS than SG&A. It is interesting that after so many restructurings (essentially 4 over the last 8 years), such a large amount of cost savings still exist within Heinz’s business. We believe the level of cost saves targeted by Heinz is reasonable, as we had modeled the same margin in F2007 as management is targeting (see discussion below). The wildcard in any projection is to a great extent input costs such as energy-related (packaging, transportation, fuel) and raw materials. These have been significant headwinds and either new or existing management will need to deal with increased volatility and a bias to the upside.
Specifically, the company is targeting $265 million in savings in COGS ($165 million of these to be realized in F2007) and a $90 million reduction in SG&A ($60 million to be realized in F2007). F2007 savings in COGS are expected to come from direct and indirect procurement savings ($120 million), the expansion of Six Sigma ($30 million), and the closure of 15 facilities ($15 million). Heinz plans to reduce its workforce by 2700 employees, or about 8%, in F2007. According to Heinz, these savings will yield over a 100 bps. improvement in gross margins in F2007 (vs. results from continuing operations in F2006).

Deutsche Bank Securities Inc.	Page 3

1 June 2006 Food Heinz	Deutsche Bank
F2007 SG&A savings of $60 million are targeted to come from: payroll reductions ($30 million), indirect procurement ($20 million), and distribution savings ($10 million). However, most of these savings will work to cover a double-digit increase in R&D, a $50 million, or 19%, jump in marketing spending, a $10 million headwind from wage inflation, a $10 million hit from a new long-term incentive program, and higher fuel costs.
Cash to Shareholders
The company announced the Board approved the repurchase of $1 billion in shares over the next two years. This was about $200 million more than we had previously modeled, but still appears reasonable to us. The announced increase in the dividend more significantly deviated vs. our expectations. The Board approved a 16.7% increase in the dividend to $1.40 per share in F2007 vs. $1.20 per share in F2006. Using management’s targeted F2007E EPS of $2.35, the new dividend represents a payout ratio of 60%. This compares favorably to the industry average payout ratio of 45-50%. It also increases Heinz’s dividend yield from 2.8% to 3.3% vs. the group average of 1.9%.
Divestitures: No More
In contrast to Trian’s plan calling for the divestiture of Plasmon and ABC, among other businesses, Heinz noted that material divestitures have been completed. The company stressed the importance of Plasmon, noting that it serves as the global technical and innovation center for Infant Feeding, has the third highest operating margins in the company, and has a tax base of virtually zero (having been acquired in 1965). Management indicated that if Plasmon were sold, the rest of the Infant Feeding business would have to be divested. According to the company, this would be problematic given that outside of Italy, Heinz’s infant feeding business carries the Heinz brand and the bifurcation of the brand is untenable long term. It is unclear, with the recognition of the extremely low tax base, how Trian’s estimates of divestiture dilution impacts its Action Plan. We note one of the major problems in the food industry is divesting of non-core, low tax basis operations in a tax efficient manner. This issue has been looked at by numerous investors and bankers and we tend to doubt Trian can easily maneuver around such tax leakage. Nevertheless, it is still reasonable for Trian and investors to question infant feeding long term. The core businesses in Canada, the U.K. and Italy have not delivered much growth in highly mature markets and the other 4-5 markets, as best we can tell, have not been so strong as to offset weakness in other areas or made a great case for the long term.
The Bottom Line
Heinz expects to grow sales 3-4% in F2007E vs. a pro-forma base of $8.4 billion. Though we are modeling 3.5% growth off of the pro-forma base, we note that this assumption may be aggressive given the comparison vs. a 53 week year, as well as potential adverse volume response from the reduction in deals and allowances. However, a partial offset to these headwinds may be a benefit from foreign currency as management has assumed neutral currency translation in its forecast. Management is looking for a 70 bps. improvement vs. a pro-forma gross margin of 37.4% as net pricing and cost savings of $165 million more than offset a $130 million expected increase in commodity and fuel costs. The consumer marketing component of SG&A is expected to increase 40 bps. to 3.6% of sales, while the rest of SG&A is targeted to fall 60 bps. to 18.0%. As a result, operating margin is estimated at 16.5%. Assuming higher interest expense (about 10%) and a tax rate of 30.0%, management expects F2007 EPS of $2.35, up 10% vs. F2006 pro-forma EPS of $2.13. We note this is above management’s 3-year goal of EPS growth of 6-8% unveiled in September 2005.

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1 June 2006 Food Heinz	Deutsche Bank
We had originally been modeling F2007E EPS of $2.23. The $0.12 per share difference between our forecast and management’s target mainly comes from below the operating profit line with the exception of higher sales, which accounts for about $0.04 vs. our estimate. We note that the company’s operating margin target of 16.5% is in line with our prior estimate, thus giving weight to our claim that we believe the cost savings presented by management today are reasonable. Management’s targeted tax rate of 30.0% is slightly lower than the 30.5% rate that we modeled, accounting for about $0.01 per share. The modestly more aggressive share repurchase program that Heinz unveiled today accounts for about $0.04 per share vs. our forecast. We believe the remaining $0.03 per share vs. our estimate is due to lower interest expense than we had been modeling. Looking to F2008, management is targeting EPS growth of 8% to $2.54 driven by a 4% increase in sales and a 50 bps. improvement in operating margin, offset by a 200 bps. increase in the tax rate to 32.0%.
In terms of cash flow goals, the company is targeting a 2-3 day reduction in CCC in F2007 followed by another 2 day improvement in F2008. Capital expenditures are targeted to be in the 2.5%-3.0% range. As a result, operating free cash flow is expected to approximate $800 million in F2007E and $850 million in F2008E (both roughly in line with our estimates) vs. $863 million in F2006. As noted above, the company will repurchase $1 billion in shares over the next two years.
Review of Consolidated Results
Heinz reported F4Q06 (ends Apr.) operating results of $0.54 a share vs. our estimate of $0.46. We note that operating EPS excludes (1) $58.7 million ($0.08 per share after-tax) of reorganization and integration charges related to separation and downsizing, (2) $166.9 million ($0.46 per share after-tax) of asset impairment & disposal charges and (3) $3.3 million ($0.01 per share after tax) reflecting actions taken related to the American Jobs Creation Act.
Sales in F4Q06 (incl. an extra week) were $2.4 billion, a 7.6% increase versus the company’s restated F4Q05. We note that Heinz did not directly disclose the favorable impact of the extra week, but we estimate it at roughly 7%. Positive volume/mix contributed +7.8% followed by acquisitions, net of divestitures, of +3.4% (driven by HP Foods Petrosoyuz) offset by foreign currency of -3.1% and pricing of -0.5%. Thus base volume/mix in the quarter was likely up just slightly.
Operating income of $368.1 million (excluding the items mentioned above) resulted in operating margin of 15.3%, relatively in line with Heinz’s historical norm. The gross margin of 36.5% was greater than our forecast due to greater volumes and improved mix (e.g. higher margin HP Foods condiment products). Meanwhile, SG&A, as a percent of sales, was greater than our estimate and year ago levels. While not addressing this line item in today’s forum we remind investors that management stated during the F3Q06 conference call that marketing and advertising would rise substantially in F4Q06 to support new European (e.g. a new aggressive baby food campaign in Italy) and North American (e.g. Fridge-Door-Fit ketchup bottle, breakfast potatoes) initiatives.
Below the line, net interest expense of $87.2 million was up 42%, slightly greater than our forecast of $85.6 million, due to higher rates and increased borrowings primarily due to acquisitions. Flowing through, pretax income in F4Q06 was $286.4 million. We estimate that the effective tax rate was 36.9%, above our 35.1 % forecast. The tax rate in F4Q05 was 27.5%, thus the year-over-year increase was a $0.07-0.08 per share drag on earnings. Shares outstanding were 337.5 million, a 4.5% decline versus the prior period, as the company has aggressively repurchased shares in F2006.

Deutsche Bank Securities Inc.	Page 5

1 June 2006 Food Heinz	Deutsche Bank
Appendix 1
Important Disclosures
Additional information available upon request
Disclosure checklist

Company	Ticker	Recent price	Disclosure
Heinz	HNZ.N	42.35 (USD) 31 May 06	2,6
2.	Deutsche Bank and/or its affiliate(s) makes a market in securities issued by this company.

6.	Deutsche Bank and/or its affiliate(s) owns one percent or more of any class of common equity securities of this company calculated under computational methods required by US law.
For disclosures pertaining to recommendations or estimates made on securities other than the primary subject of this research, please see the most recently published company report or visit our global disclosure look-up page on our website at http://gm.db.com.
Analyst Certification
The views expressed in this report accurately reflect the personal views of the undersigned lead analyst(s) about the subject issuer and the securities of the issuer. In addition, the undersigned lead analyst(s) has not and will not receive any compensation for providing a specific recommendation or view in this report. Eric Katzman

Page 6	Deutsche Bank Securities Inc.

1 June 2006 Food Heinz	Deutsche Bank
Historical recommendations and target price: Heinz (HNZN)
(as of 5/31/3006)
Previous Recommendations
Strong Buy
Buy
Market Perform
Underperform
Not Rated
Suspended Rating
Current Recommendations
Buy
Hold
Sell
Not Rated
Suspended Rating
* New Recommendation Structure as of September 9, 2002
1. 2/28/2005: Buy, Target Price Change USD43.00
2. 9/22/2005: Buy, Target Price Change USD41.00
3. 5/31/2006: Buy, Target Price Change USD48.00
Equity rating key
Buy: Expected total return (including dividends) of 10% or more over a 12-month period.
Hold: Expected total return (including dividends) between -10% and 10% over a 12-month period.
Sell: Expected total return (including dividends) of — 10% or worse over a 12-month period.
Notes:
1. Published research ratings may occasionally fall outside these definitions, in which case additional disclosure will be included in published research and on our disclosure website (http://gm.db.com);
2. Newly issued research recommendations and target prices always supersede previously published research.
Equity rating dispersion and banking relationships

Deutsche Bank Securities Inc.	Page 7

1 June 2006 Food Heinz	Deutsche Bank
Regulatory Disclosures
Disclosures required by United States laws and regulations
See company-specific disclosures above for any of the following disclosures required for covered companies referred to in this report: acting as a financial advisor, manager or co-manager in a pending transaction; 1 % or other ownership; compensation for certain services; types of client relationships; managed/comanaged public offerings in prior periods; directorships; market making and/or specialist role.
The following are additional required disclosures:
Ownership and Material Conflicts of Interest; DBSI prohibits its analysts, persons reporting to analysts and members of their households from owning securities of any company in the analyst’s area of coverage.
Analyst compensation: Analysts are paid in part based on the profitability of DBSI, which includes investment banking revenues.
Analyst as Officer or Director: DBSI policy prohibits its analysts, persons reporting to analysts or members of their households from serving as an officer, director, advisory board member or employee of any company in the analyst’s area of coverage.
Distribution of ratings: See the distribution of ratings disclosure above.
Price Chart: See the price chart, with changes of ratings and price targets in prior periods, above, or, if electronic format or if with respect to multiple companies which are the subject of this report, on the DBSI website at http://gm.db.com.
Additional disclosures required under the laws and regulations of jurisdictions other than the United States
The following disclosures are those required by the jurisdiction indicated, in addition to those already made pursuant to United States laws and regulations.
Analyst compensation: Analysts are paid in part based on the profitability of Deutsche Bank AG and its affiliates, which includes investment banking revenues
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EU: A general description of how Deutsche Bank AG identifies and manages conflicts of interest in Europe is contained in our public facing policy for managing conflicts of interest in connection with investment research.
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Hong Kong: See http://gm.db.com for company-specific disclosures required under Hong Kong regulations in connection with this research report. Disclosure #5 includes an associate of the research analyst. Disclosure #6, satisfies the disclosure of financial interests for the purposes of paragraph 16.5(a) of the SFC’s Code of Conduct (the “Code”). The 1 % or more interests is calculated as of the previous month end. Disclosures #7 and #8 combined satisfy the SFC requirement under paragraph 16.5(d) of the Code to disclose an investment banking relationship.
Japan: See company-specific disclosures as to any applicable disclosures required by Japanese stock exchanges, the Japanese Securities Dealers Association or the Japanese Securities Finance Company.
Russia: The information, interpretation and opinions submitted herein are not in the context of, and do not constitute, any appraisal or evaluation activity requiring a licence in the Russian Federation.
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Turkey: The information, interpretation and advice submitted herein are not in the context of an investment consultancy service. Investment consultancy services are provided by brokerage firms, portfolio management companies and banks that are not authorized to accept deposits through an investment consultancy agreement to be entered into such corporations and their clients. The interpretation and advices herein are submitted on the basis of personal opinion of the relevant interpreters and consultants. Such opinion may not fit your financial situation and your profit/risk preferences. Accordingly, investment decisions solely based on the information herein may not result in expected outcomes.

Page 8	Deutsche Bank. Securities Inc.

1 June 2006 Food Heinz	Deutsche Bank
United Kingdom: Persons who would be categorized as private customers in the United Kingdom, as such term is defined in the rules of the Financial Services Authority, should read this research in conjunction with prior Deutsche Bank AG research on the companies which are the subject of this research.

Deutsche Bank Securities Inc.	Page 9

Deutsche Bank
Deutsche Bank Securities Inc.

North American locations

Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
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New York, NY 10005	25th Floor	30th Floor	Suite 303, Third Floor
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Fax: (312) 537-3769

Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
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International locations

Deutsche Bank Securities Inc.	Deutsche Bank AG London	Deutsche Bank AG	Deutsche Bank AG
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New York, NY 10005	London EC2N 2EQ	60272 Frankfurt am Main	Level 16
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Tel: (1) 212 250 2500	Tel: (44) 20 7545 8000	Tel: (49) 69 910 41339	Sydney, NSW 2000
	Fax: (44) 20 7545 6155		Australia
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Deutsche Bank AG	Deutsche Securities Inc.
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Hong Kong	Japan
Tel: (852) 2203 8888	Tel: (81) 3 5156 6701
Fax: (852) 2203 6921	Fax: (81) 3 5156 6700
Global Disclaimer
The information and opinions in this report were prepared by Deutsche Bank AG or one of its affiliates (collectively “Deutsche Bank”). The information herein is believed by Deutsche Bank to be reliable and has been obtained from public sources believed to be reliable. With the exception of information about Deutsche Bank, Deutsche Bank makes no representation as to the accuracy or completeness of such information.
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Copyright © 2006 Deutsche Bank AG	05/2006

EQUITY RESEARCH

June 02, 2006	United States of America
Consumer
Heinz, H.J. Co (HNZ - $42.38) 2-Equal weight	Food
Change of Price Target	Andrew Lazar
1.212.526.4668
He Said, She Said…	alazar@lehman.com
Investment Conclusion

☐ As expected, HNZ yesterday detailed its own plan to enhance value at the company during the next two fiscal years. Not surprisingly, the key tenets of the HNZ plan are more aggressive cost cutting ($355 million or $0.75 per share), an effort to shift trade spend (discounts) towards advertising ($145 million or $0.30 per share) as well as a more aggressive share buyback program ($1 billion, or about 8% of the float) — all actions that we endorse and, in one form or another, were also discussed by activist investor Nelson Peltz in Trian’s recent position paper.

Summary

☐ By the same token, the plans also differed in several key ways, the most significant of which, in our view, has to do with the magnitude/specificity of expected net (of reinvestment and cost inflation) benefits. In our note, we analyze the targets of both plans more thoroughly to determine how different they really are and what this implies for valuation going forward.

Stock Rating		Target Price
New:	2-Equal weight	New:	$41.00
Old:	2-Equal weight	Old:	$38.00
Sector View: 3-Negative

EPS ($)		(FY Apr)
	2005		2006			2007		% Change
	Actual	Old	New	St. Est.	Old	New	St. Est.	2006	2007
1Q	0.55A	0.52A	0.52A	0.52A	N/A	N/A	0.49E	-5%	N/A
2Q	0.56A	0.62A	0.62A	0.62A	N/A	N/A	0.56E	11%	N/A
3Q	0.60A	0.50A	0.50A	0.50A	N/A	N/A	0.59E	-17%	N/A
4Q	0.63A	0.48E	0.54A	0.49E	N/A	N/A	0.58E	-14%	N/A

Year	2.34A	2.12E	2.18E	2.06E	2.30E	2.40E	2.25E	-7%	10%

P/E			19.4			17.7

Market Data

Market Cap (Mil.)	14180
Shares Outstanding (Mil.)	334.60
Float (%)	100
Dividend Yield	2.69
Convertible	No
52 Week Range	43.65 - 33.42

Financial Summary

Revenue FY06 (Mil.)	N/A
Five-Year EPS CAGR	7.0
Return on Equity	N/A
Current BVPS	N/A
Debt To Capital (%)	28.00
Stock Overview
[SHAREHOLDERS VALUE GRAPH OMITTED]
[SHAREHOLDERS VALUE GRAPH OMITTED]
•	First, it should come as no surprise that the HNZ plan, while we believe ambitious in its own right, is less aggressive than the Trian plan, and as a result, more realistic or achievable, in our view. Plus, the HNZ plan specifies the likely headwinds going forward in the form of increased R&D as well as wage and input cost inflation — all of which are likely to limit EBIT going forward, and are key items not mentioned in the Trian plan.

•	The net of the HNZ plan, if executed properly, calls for EPS of $2.54 in fiscal 2008 (vs. a base of $2.13 on a pro-forma basis in fiscal 2006), or a two year EPS CAGR of 9%. When we stress test these numbers on a bottom-up basis, we can arrive at an EPS result closer to $2.80 — again assuming perfect execution. So, there may be some flexibility on HNZs’ assumptions.

Lehman Brothers does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report.
Customers of Lehman Brothers in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.lehmanlive.com or can call 1-800-2LEHMAN to request a copy of this research.
Investors should consider this report as only a single factor in making their investment decision.
PLEASE SEE ANALYST(S) CERTIFICATION(S) ON PAGE 9 AND IMPORTANT DISCLOSURES BEGINNING ON PAGE 10

1

EQUITY RESEARCH
•	But, interestingly, when we adjust the Trian plan (which calls for a minimum EPS of $3.53), for some key items that affect comparability with HNZ’s plan, such as input cost inflation), we estimate $3.31 in potential EPS. However, as we’ve stated, we believe this plan to be overly optimistic and comes with greater risk. While we believe Trian’s expectations are within the same time parameters as those of HNZ, if its more aggressive plan takes additional time to ultimately reach these higher targets, investors could be looking at not too dissimilar EPS growth CAGRs between the two plans.

•	In either case, however, at current levels the valuation of HNZ looking out to 2008, would be roughly in line with or a modest discount to, the broader packaged food group — suggesting that Trian’s comments around further M&A activity or significant incremental EPS (from volume associated with its plan to increase advertising) would be needed to justify significant upside beyond the mid-$40 range in the near term.

•	To be clear, in our view, the HNZ plan is not without its own risks which include two key items, including a very aggressive (in our view) timeframe for improvements in its European business (~35% of sales), particularly in light of planned trade spending cuts and the need for the North American unit to continue to deliver well above category rates of growth for at least several more years until Europe can pull its proportionate share of the proverbial weight.

•	All in, with both parties having now placed their respective cards on the table, we believe this situation now comes down to a balance between execution risk behind a revamped restructuring plan under current HNZ management and a more aggressive (in terms of EPS upside and timing) Trian plan — that, in our opinion, may be overly optimistic in terms of its end goals and naive regarding the implementation and timing aspects of the plan.

•	So, while we clearly need more time to fully assess the implications and achievability of both sets of plans, we believe HNZ’s plan to achieve a calendar 2007 EPS result of about $2.45 should help support the recent move in HNZ shares. In essence, we now view the stock as a call option on events leading up to a proxy vote on August 16. But, at $42.50 (or more than 17x our CY07 EPS estimate and a 5%+ premium to the peer group), it would seem that quite a bit of the EPS upside potential is now built into the shares. Our new price target of $41 (versus $38 previously) is based on a 16.5x multiple on our CY07 EPS estimate of $2.45 (versus 19x our prior CY06 EPS estimate of $2.26) — more in line with the peer group.
In the following pages, we take a closer look at two items we find particularly noteworthy in the recent series of events unfolding around Heinz. First, we’ve run both the Trian Plan and the Heinz Plan through our own modeling in an attempt to identify the key leverage points and to compare and contrast each plan more accurately. Second, we take a more detailed look at the planned reduction in trade spend (i.e. discounts and price promotions), an integral component of both plans (albeit in varying degrees) and a riskier piece of each plan, in our view.
The Trian Plan Versus The Heinz Plan: Absent Outsized Volume Gains and/or M&A, Valuation Not Compelling at Current Levels
•	We’ve run both the Trian Plan and the Heinz Plan through our own modeling in an attempt to identify the key leverage points and to compare and contrast each plan more accurately (for details, see Appendix tables beginning on page 6 of this note). With respect to the Heinz Plan, while management’s top-down guidance calls for 10%+ EPS growth in fiscal 2007 (even in light of one less week, $130 million or so in cost inflation, and a $0.04 EPS hit from options expense), our own model suggests that if the company is able to achieve each of its goals by line-item, actual EPS growth in fiscal 2007 would approach the mid teens. But, even so, a 15% EPS CAGR over the next two years would imply fiscal 2008 EPS of $2.81, a 15.3x P/E multiple at current levels, for a 8% premium to the peer group, we estimate.

•	Secondly, looking at the more aggressive Trian Plan and making our own basic ‘reality-check’ type of modifications (i.e. options expense, input cost inflation, and wage inflation per Heinz guidance, as well as a more dilutive divestiture impact given the highly profitable nature of Plasmon and a less accretive share buyback program given current share price levels), we arrive at a fiscal 2008 EPS scenario of $3.31. However, as we’ve stated, we believe this plan to be overly optimistic and comes with greater risk. While we believe Trian’s expectations are within the same time parameters as those of HNZ, if its more aggressive plan takes additional time to ultimately reach these higher targets, investors could be looking at not too dissimilar EPS growth CAGRs between the two plans. But, even this scenario, which admittedly incorporates only about 20% of the $0.98 of incremental EPS from volume gains, implies a valuation for HNZ at only a modest discount to the peer group — not very compelling to us in light of the disproportionate execution risk and potentially overly optimistic timeframe associated with Trian’s plan, in our view.

•	So, all in, with the shares currently discounting a more optimistic scenario than modeled by Heinz management, not to mention a scenario only slightly less favorable than our modified, albeit still potentially higher-risk Trian Plan, we believe the most important driver for the shares going forward, aside from the emergence of a possible acquirer (which we do not view as imminent in the next two years), will be the combination of 1) flawless execution of the cost saves within a two-year timeframe, 2) the absence of unexpected incremental input cost pressures or other potential headwinds such as FX and pension expense, and 3) incremental volume growth beyond the 2%-3% we’ve modeled. In our view, given that much of the heavy-lifting around cost savings in Europe is already well under way, we believe the final point (incremental volume gains) in the face of reduced trade spend is particularly critical and warrants a closer look, as discussed below.

2

EQUITY RESEARCH
With Trade Spend Challenges Still to Come, Timely and Above-Forecast Volume-Growth “a Must”... Though Not “a Given”.
•	Despite comments from both parties that would seem to suggest otherwise, we believe that proposed changes in trade spend levels present perhaps the greatest risk to the achievability of volume gains in both plans. As an example, the Heinz Plan calls for 2%-3% annual volume growth despite $145 million in aggregate trade spend reductions. Yet, as noted above, volume growth, in our view, is the key element to drive additional upside in the shares from current levels.

•	Whereas the Trian Plan points to the support that will be provided by upwards of $300 million in incremental consumer marketing (SG&A-level activities), we believe Heinz management derives confidence in its own plan from the belief that a turnaround in Europe can and will follow a similar roadmap as pioneered by the turnaround in North America. With respect to the Trian Plan, $150 million per year in trade spend reductions surely cannot be free of risk, in our view, and we note that the offset in consumer marketing generally requires more time to build traction. Likewise, with respect to the Heinz Plan, we note that the North America roadmap took several years to play out, and in its early stages, incremental trade spend may have actually played a critical role in allowing the company to manage price gaps while work was being done behind-the-scenes to improve the value proposition of its brands. Moreover, while we clearly cannot argue that the North America turnaround has been anything but successful, the volume recovery did not take place over night (-0.7% and -0.2% in FY03 and FY04, respectively) and trade spend during that period actually increased by 10 bps as a percent of gross sales.

Figure 1: In Early Stage of US Consumer Turnaround, Trade Spend Rose and Volumes Remained Negative

Source: Company filings and Lehman Brothers analysis. *FY05 excludes the benefit of a 53rd week

•	A similar volume pattern can be found at other food companies with a recent history of trade spend reductions. Campbell, for instance, provides one of the most current examples. As was made clear to us on the company’s fiscal 3Q06 conference call (5/22/06), this soup season marked the first period in which Campbell was able to successfully shift its trade spend, in earnest, to consumer marketing, without sales trends deteriorating. As depicted below, on a rolling twelve-month basis, the company’s trade spend went from a -2% drag on revenue growth at the end of fiscal 1Q05 in the Soup, Sauces & Beverages segment to a +1% contributor in the latest 12-month period. At first, the resultant volume trade-off in measured channels was quite evident, with reported volume/mix down more than 5% in the segment. In fact, at its worst (the 12 week period ending 10/08/05), Campbell’s total soup volume in measured channels was down -20% YOY, led by a -26% YOY decline in RTS and a -12% decline in condensed. Subsequently, however, with help from private label price increases, Campbell’s soup volumes rebounded over the course of the year. In the latest 12-week period, declines in Campbell’s total soup volume in US FDM (ex Wal-Mart) moderated to -2% YOY. Plus, in fiscal 3Q06 reported results, we note that Campbell posted a +8% YOY increase in volume/mix in its Soup, Sauces & Beverages segment. Altogether, although private label price increases likely aided Campbell’s volume recovery, we believe the single biggest driver of the volume recovery has been the many initiatives Campbell put in place behind-the-scenes over a multi-year period to improve the quality, packaging, and innovative offerings of its soups.
NOTE CONTINUED ON NEXT PAGE

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Figure 2: Volume Trade-Off Was Evident in CPB’s Recent Trade Spend Reductions... and Recovery Took Time

Source: ACNielsen and Lehman Brothers analysis.

•	Encouragingly, we believe Heinz is already several years into executing similar “behind-the-scenes” initiatives designed to improve the company’s overall brand-value proposition in the region (see our note titled “HNZ Now Means ‘Beans’ & ‘Business’ in EU” published 7/4/04), even though the results produced were not as positive as initially intended. As we wrote previously, “Heinz has put in place a very detailed innovation process under Joe Jimenez, which uses a series of steps and gates to manage which projects in the innovation funnel get to move on in the process. This process ensures that the correct level of resource is being placed on the projects with the greatest amount of potential.” This may not sound revolutionary to most, but comparing this to Heinz’s historical focus as a cost savings culture, this new process reflected a positive culture shift, in our view. This innovation process focuses on spending efficiency by learning from past performance, and most important, targets innovation productivity by allocating resources much more effectively. As an example, in the past resource allocation was 60% focused on cost savings projects. Under the new process, only 10% moves towards cost savings with 40% on new technologies and new product innovation to drive growth.

•	But, with Europe’s big trade spend test still to come, two recent examples underscore the challenges that may lie ahead for the Europe turnaround, and the potential structural differences between Europe and North America: 1) Heinz’s UK canned soup business and 2) Italian infant feeding. Collectively, we estimate these businesses represent one-third of total profit in Heinz’s Europe segment. In the UK canned soup business (where HNZ owns a dominant share), Heinz restaged the brand and improved the product quality in fiscal 2005. But, as this initiative alone proved unable to support a wider price gap versus very high private label penetration in the category, we believe HNZ used trade spend to narrow the gap to a more sustainable level. Likewise, Heinz restaged its Plasmon baby food brand in Italy to improve its price competitiveness as well as overall affordability — to switch households from homemade baby food, which still holds a large share of the overall market. However, we believe that competitive pressures in this category and the very high margin nature of this business (top 3 for HNZ in terms of overall brand profitability) may have led to only limited results in prior attempts. Together, these two initiatives (and others not mentioned here), may partly explain why trade spend in Europe increased so dramatically over the last three years (up several hundred basis points to 23.3% of gross sales). At the same time, this observation may also provide a window into the possible volume-risk associated with management’s proposed -150 bps reduction in Heinz’s trade spend in Europe-(and the likely greater risk around the more sizable Trian proposal).
So, Prospect for a Longer-Than-Expected European Turnaround May Raise Reliance on Sustainability of North America Trends
•	Management again took a fairly bullish tone in addressing recent skepticism around the sustainability of its strong performances in North America. While the company’s North American retail unit (~25% of sales) continues to impress us, and clearly has been performing at a very high level, the sustainability of this growth rate, admittedly, gives us pause. With the prospect for a longer-than-expected turnaround in Europe, and with the shares already pricing in a fairly optimistic scenario, in our view, we continue to believe the sustainability of growth in the company’s NA retail unit is critical. By all accounts Heinz is clearly delivering very strong North America Retail results. The new product cycle and the smoother organizational structure are enabling the company to more quickly meet consumers’ rapidly changing tastes. Still, after posting +9% organic top line gains in fiscal 2005 and double digit gains in fiscal 1Q06, organic sales trends on a six-month rolling basis decelerated sequentially to +5.7% at the end of fiscal 3Q06 and +4.7% at the end of fiscal 4Q06, and the segment has relied more heavily on acquisitions than in prior quarters. As YOY comparisons have become increasingly difficult (see Figure 3), we believe the sustainability of the segment’s out-performance remains an important question. It does appear that the very strong momentum in NA Consumer has continued into fiscal 1Q, but our concern stems more from the standpoint that it may take longer than expected to get Europe on firmer footing, which may require NA to carry the load for a longer period of time.

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Figure 3: Heinz’s Organic NA Retail Sales Growth (six month rolling average)
[SHAREHOLDER VALUE GRAPH OMITTED]
*	As measured by volume and price/mix Source: Company reports.

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APPENDIX:
Figure 4: The Lehman-Modified Trian Plan

	HNZ Actual		HNZ FY06 Base		Trian Plan (LEH adjusted)

	FY04A	FY05A	FY06 Pro Forma	New:	FY06E	FY07E	FY08E	‘07-08

Gross Sales	10,555	11,142	10,245		9,637	9,897	10,142
Trade Spend	2,140	3,039	1,854		1,854	1,705	1,555
Trade Spend % of Gross Sales	20.3%	27.3%	18.1%		19.2%	17.2%	15.3%	(277)
Net Sales Contribution (Hit) from Changes in Trade Spend	(179)	(90)	195			150	150	300
Net Sales	8,415	8,103	8,400		7,885	8,192	8,588	703
YOY % Change		-3.7%	3.7%		-2.7%	3.9%	4.8%	4%
Lift from Promo Reduction (Trade Spend Efficiency)						1.9%	1.8%
Price (excl Lift from Promo Reduction)						0.0%	0.0%
Mix (excl Lift from Promo Reduction)						0.0%	0.0%
SKU Rationalization						0.0%	0.0%
Volume						2.0%	3.0%

Upfront Costs (GAAP Profit Impact YOY-LEH estimate):						(185)	(110)	(295)

Incremental Cost Saves (Profit Impact YOY):						408	117	525

SG&A: G&A Reductions ($50 in Corp Unallocated)						233	117	350
Total Incremental Cost Saves ($575 mm by f08, $50mm from corp unallocated):						408	117	525

Business Reinvestment (Profit Impact YOY):
Incremental R&D Investment (DD increase in ‘07)						0	0	0
Incremental Marketing Investment ($300m)						(150)	(150)	(300)
Total Absolute Level of Mktg Investment		(289)	(269)		(269)	(439)	(589)
% of Total Sales		3.6%	3.2%		3.4%	5.4%	6.9%
% of Retail Sales		4.4%	3.7%		3.7%	7.1%	8.6%
Other Key Variables (Profit Impact YOY):
Inflation (FY07 per company guidance / FY08 = LEH estimate)						(130)	(70)	(200)

Ongoing Segment EBIT before Corp Unallocated	1,256	1,430	1,447		1.320	1,624	1,720	400
YOY % Chg		13.8%	1.2%		-7.7%	23.1%	5.9%	14%
Segment GAAP Operating Margin	14.9%	17.6%	17.2%		16.7%	22.1%	21.3%
Ongoing Segment Operating Margin	14.9%	17.6%	15.6%		16.7%	19.8%	20.0%

Corporate Unallocated	(115)	(122)	(137)		(137)	(103)	(87)	50
% of Sales		1.5%	1.6%		1.7%	1.3%	1.0%

Ongoing Consolidated EBIT	1,372	1,308	1,310		1,183	1,521	1,633	450
YOY % Chg		-4.6%	0.2%		-9.6%	28.6%	7.4%	17%
Profit Enhancers:						52.2%	21.8%
Lift from Promo Reduction (Trade Spend Efficiency)						12.7%	9.9%
Price (excl Lift from Promo Reduction)						0.0%	0.0%
Mix (excl Lift from Promo Reduction)						0.0%	0.0%
Volume (excl SKU Rationalization)						2.2%	3.2%
Cost Saves						34.5%	7.7%
Corporate Unallocated						2.8%	1.1%
Profit Detractors:						-23.7%	-14.5%
Business Reinvestment (R&D and Marketing)						-12.7%	-9.9%
Inflation						-11.0%	-4.6%
SKU Rationalization						0.0%	0.0%

Consolidated GAAP Operating Margin	16.3%	16.1%	15.6%		15.0%	20.8%	20.3%	470
Ongoing Consolidated EBIT Margin (LEH Calc)	16.3%	16.1%	15.6%		15.0%	18.6%	19.0%	342
Ongoing Consolidated EBIT Margin (HNZ Calc)		16.1%	15.6%		15.0%	18.6%	19.0%

Interest Expense	189	205	228		288	215	221	(7)
Other Expense, Net	22	15	26		26	45	45	19
EBT	1,161	1,088	1,056		869	1,261	1,367	498

Income Tax	381	308	335		276	378	437	162
Tax Rate	32.8%	28.3%	31.7%		31.7%	30.0%	32.0%	30

After Tax Profit before Equity Method Earnings	780	781	721		594	883	929	336

Equity Method Investment Earnings	0	0	0		0	0	0	0

Net Income	780	781	721		594	883	929	25%

Shares Outstanding	354.4	350.0	339.1		290.5	281.1	281.1	0.0

Implied Ongoing EPS	$2.20	$2.23	$2.13		$2.04	$3.14	$3.31	$1.18
YOY % Chg		1.4%	-4.6%			53.7%	5.3%	16%

Source: Trian filings and Lehman Brothers estimates

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Figure 5: Underlying Assumptions in the Pro Forma Base Year of the Lehman-Modified Trian Plan

Divestiture Dilution/Accretion Analysis

Gross Divestiture Dilution		LEH Est.

Sales		$515
EBIT Mgn		21.9%
EBIT Contribution		$113
Tax Rate		28.9%
After Tax Profit Contribution		$80
Share Base		339.1

Gross EPS Dilution		$0.24

Proceeds from Divestitures	Sales Multiple	Proceeds

Plasmon	2.8x	$952
ABC	1.4x	$137

AT Proceeds to Debt Paydown & Share Buybacks		$1,089

EPS Accretion from Use of Proceeds		LEH Est.

Accretion from Debt Paydown
Current ST + LT Debt — Cash		$3,968
Portion of Divestiture Proceeds to Debt Paydown (%)		0%
Portion of Divestiture Proceeds to Debt Paydown ($)		$0
Remaining Debt		$3,968
Remaining Interest Expense (8% wtd avg rate)		$228
FY06E Interest Expense		$228
Savings on Interest Expense		$0

EPS Accretion to Base Year from Debt Reduction		$0.00

Accretion from Share Repurchases
Portion of Divestiture Proceeds to Buybacks (%)		100%
Portion of Divestiture Proceeds to Buybacks ($)		$1,089
Avg Share Price on Buybacks		$43.00
FY05A Shares Outstanding		339.1
New Share Base		313.8

EPS Accretion to Base Year from Share Repo		$0.15

EPS Accretion from Use of Proceeds		$0.15

Net Divestiture EPS Impact		LEH Est.

Divestiture Accretion (Dilution)		($0.08)

Balance Sheet Leverage

Interest Expense

FY06 Net Debt (after use of Divestiture Proceeds)		$3,968
EBITDA (FY06)		$1,420
Current Net Debt to EBITDA (FY06)		2.8x
Target Net Debt to EBITDA (FY06)		3.5x
Implied Increase in Net Debt		$1,002
Cost of Debt (pre-tax)		6.00%
Interest Expense (Increase)		($60)
Tax Shield (@ 30% rate)		$18
Impact on Net Income		($42)

EPS Dilution from Increased Interest Expense		($0.13)

Share Repurchase

Implied New Debt Issuance to Repurchase Shares		$1,002
Share Price		$43.00
# of Shares Repurchased		23.3
New Share Base		290.5
FY06E Net Income		$636

EPS Accretion from Reduced Share Count		$0.16

Net EPS Impact from Capital Structure Change		LEH Est.

Capital Structure Changes Accretion (Dilution)		$0.03

Source: Trian filings and Lehman Brothers estimates

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Figure 6: The Bottom-Up Heinz Plan

	HNZ Actual		HNZ FY06 Base	HNZ Mgmt Plan
	FY 04A	FY05A	FY06 Pro Forma	New:	FY06E	FY07E	FY08E	‘07-08

Gross Sales	10,555	11,142	10,245		10,245	10,422	10,682
Trade Spend	2,140	3,039	1,854		1,854	1,759	1,709
Trade Spend % of Gross Sales	20.3%	27.3%	18.1%		18.1%	16.9%	16.0%	(210)
Net Sales Contribution (Hit) from Changes in Trade Spend	(179)	(90)	195			95	50	145
Net Sales	8,415	8,103	8,400		8,400	8,663	8,973	573
YOY % Change		-3.7%	3.7%		3.7%	3.1%	3.6%	3%
Lift from Promo Reduction (Trade Spend Efficiency)						1.1%	0.6%
Price (excl Lift from Promo Reduction)						0.0%	0.0%
Mix (excl Lift from Promo Reduction)						0.0%	0.0%
SKU Rationalization						0.0%	0.0%
Volume						2.0%	3.0%

Upfront Costs (GAAP Profit Impact YOY — LEH estimate):						(185)	(110)	(295)
Supply Chain Rationalization						(90)	(70)	(160)
G&A Reductions						(50)	(25)	(75)
Divestitures						(45)	(15)	(60)
Total Upfront Costs Per Annum						(185)	(110)	(295)

Incremental Cost Saves (Profit Impact YOY):						225	130	355
SG&A — Payroll Reductions						30	10	40
SG&A — Indirect Procurement						20	10	30
SG&A — Distribution Network Optimization						10	10	20
COGS — Leverage Direct and Indirect Procurement						120	50	170
COGS — Expand Six Sigma						30	30	60
COGS — Exit 15 Factories						15	20	35
Total Incremental Cost Saves ($335 mm by f08):						225	130	355

Business Reinvestment (Profit Impact YOY):
Incremental R&D Investment (DD increase in ‘07)					(168)	(25)	0	(25)
Incremental Marketing Investment ($50m in ‘07)						(50)	0	(50)
Total Absolute Level of Mktg Investment		(289)	(269)		(269)	(319)	(319)
% of Total Sales		3.6%	3.2%		3.2%	3.7%	3.6%
% of Retail Sales		4.4%	3.7%		3.7%	4.8%	4.3%

Other Key Variables (Profit Impact YOY):
Inflation (FY07 per company guidance /FY08 = LEH estimate)						(130)	(70)	(200)

Ongoing Segment EBIT before Corp Unallocated	1,256	1,430	1,447		1,447	1,591	1,749	302
YOY % Chg		13.8%	1.2%		1.2%	9.9%	9.9%	10%
Segment GAAP Operating Margin	14.9%	17.6%	17.2%		17.2%	20.5%	20.7%
Ongoing Segment Operating Margin	14.9%	17.6%	15.6%		17.2%	18.4%	19.5%

Corporate Unallocated	(115)	(122)	(137)		(137)	(137)	(137)	0
% of Sales		1.5%	1.6%		1.6%	1.6%	1.5%

Ongoing Consolidated EBIT	1,372	1,308	1,310		1,310	1,454	1,612	302
YOY % Chg		-4.6%	0.2%		0.2%	11.0%	10.9%	11%
Profit Enhancers:						26.6%	15.7%
Lift from Promo Reduction (Trade Spend Efficiency)						7.2%	3.5%
Price (excl Lift from Promo Reduction)						0.0%	0.0%
Mix (excl Lift from Promo Reduction)						0.0%	0.0%
Volume (excl SKU Rationalization)						2.2%	3.3%
Cost Saves						17.2%	8.9%
Corporate Unallocated						0.0%	0.0%
Profit Detractors:						-13.7%	-4.8%
Business Reinvestment (R&D and Marketing)						-3.8%	0.0%
Inflation						-9.9%	-4.8%
SKU Rationalization						0.0%	0.0%

Consolidated GAAP Operating Margin	16.3%	16.1%	15.6%		15.6%	18.9%	19.2%	359
Ongoing Consolidated EBIT Margin (LEH Calc)	16.3%	16.1%	15.6%		15.6%	16.8%	18.0%	237

Interest Expense	189	205	228		228	254	278	50
Other Expense, Net (including options expense)	22	15	26		26	45	45	19
EBT	1,161	1,088	1,056		1,056	1,155	1,289	233

Income Tax	381	308	335		335	347	413	78
Tax Rate	32.8%	28.3%	31.7%		31.7%	30.0%	32.0%	30

After Tax Profit before Equity Method Earnings	780	781	721		721	809	877	155

Equity Method Investment Earnings	0	0	0		0	0	0	0

Net income	780	781	721		721	809	877	10%

Shares Outstanding	354.4	350.0	339.1		339.1	324.6	312.2	(12.4)

Implied Ongoing EPS	$2.20	$2.23	$2.13		$2.13	$2.49	$2.81	$0.68
YOY % Chg		1.4%	-4.6%			17.1%	12.7%	15%

Source: Company filings and Lehman Brothers estimates

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Analyst Certification:
I, Andrew Lazar, hereby certify (1) that the views expressed in this research Company Note accurately reflect my personal views about any or all of the subject securities or issuers referred to in this Company Note and (2) no part of my compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this Company Note.
Other Team Members:

Bledsoe, Christopher	1.212.526.7862	cbledsoe@lehman.com
Jones, Amanda	1.212.526.5313	amjones@lehman.com
Company Description:
H.J. Heinz’s global portfolio of principal products include ketchup, condiments and sauces, frozen food, pet food, soups, beans and pasta meals, tuna, infant foods and weight control/healthy eating.

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Important Disclosures:

Heinz, H.J. Co (HNZ)	$42.38 (01-Jun-2006)	2-Equal weight / 3-Negative
Rating and Price Target Chart:
HEINZ, H.J. CO
[SHAREHOLDER VALUE GRAPH OMITTED]
Currency=$

Date	Closing Price	Rating	Price Target
06-Oct-03	35.40		38.00
03-Sep-03	33.46		36.00
13-Jun-03	33.50		34.00
FOR EXPLANATIONS OF RATINGS REFER TO THE STOCK RATING KEYS LOCATED ON THE PAGE FOLLOWING THE LAST PRICE CHART.
Lehman Brothers Inc and/or an affiliate trade regularly in the shares of Heinz, H.J. Co.
Valuation Methodology: At $42.50 (or more than 17x our CY07 EPS estimate and a 5%+ premium to the peer group), it would seem that quite a bit of the EPS upside potential is now built into the shares. Our price target of $41 is based on a 16.5x multiple on our CY07 EPS estimate of $2.45 - more in line with the peer group. We maintain our 2-Equal weight rating.
Risks Which May Impede the Achievement of the Price Target: Key risk factors include consumer acceptance of new & existing products, weather, competitive pricing environment, raw material cost inflation (e.g. corrugated packaging, fuel and others), successful completion of spin-off to Del Monte, recent changes in senior management structure, effectiveness of planned increases in marketing & advertising spending, foreign currency translation, ongoing retailer consolidation, geo-political & economic stability, and labor negotiations.

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Important Disclosures Continued:

Campbell Soup (CPB)	$35.19 (31-May-2006)	2-Equal weight / 3-Negatlve
Rating and Price Target Chart:
CAMPBELL SOUP
[SHAREHOLDER VALUE GRAPH OMITTED]
Currency=$

Date	Closing Price	Rating	Price Target
22-Nov-05	30.93		32.00
23-May-05	30.82		32.00
06-Jan-05	29.66		30.00
22-Nov-04	28.71		28.00
23-Feb-04	28.24		26.00
12-Sep-03	26.89		25.00
FOR EXPLANATIONS OF RATINGS REFER TO THE STOCK RATING KEYS LOCATED ON THE PAGE FOLLOWING THE LAST PRICE CHART.
Lehman Brothers Inc. and/or an affiliate has received compensation for investment banking services from Campbell Soup in the past 12 months.
Lehman Brothers Inc. and/or an affiliate expects to receive or intends to seek compensation for investment banking services from Campbell Soup within the next 3 months.
Lehman Brothers Inc and/or an affiliate trade regularly in the shares of Campbell Soup.
Campbell Soup is or during the past 12 months has been an investment banking client of Lehman Brothers Inc. and/or an affiliate.
Risks Which May Impede the Achievement of the Price Target: Key risk factors include consumer acceptance of new products (cold blend condensed soup) & existing products, unusually warm weather, competitive pricing environment, raw material cost inflation (e.g. corrugated packaging, fuel and others), continuity of management, effectiveness of marketing & advertising, foreign currency translation, ongoing retailer consolidation, geo-political & economic stability, and labor negotiations.

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Important Disclosures Continued:
The analysts responsible for preparing this report have received compensation based upon various factors including the firm’s total revenues, a portion of which is generated by investment banking activities

Company Name	Ticker	Price (01-Jun-2006)	Stock / Sector Rating
Heinz, H.J. Co	HNZ	$42.38	2-Equal weight / 3-Negative

Related Stocks	Ticker	Price (31-May-2006)	Stock / Sector Rating
Campbell Soup	CPB	$35.19	2-Equal weight / 3-Negative
Sector Coverage Universe
Below is the list of companies that constitute the sector coverage universe against which the primary stock, Heinz, H.J. Co, is rated:

B&G Foods (BGF)	Campbell Soup (CPB)
General Mills (GIS)	Hain Celestial (HAIN)
Heinz, H.J. Co (HNZ)	Hershey Foods (HSY)
Kellogg Co (K)	Kraft Foods (KFT)
McCormick & Co (MKC)	Pilgrim’s Pride (PPC)
Ralcorp Holdings (RAH)	Sara Lee Corp (SLE)
Treehouse Foods (THS)	Wrigley (WWY)
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Our coverage analysts use a relative rating system in which they rate stocks as 1-Overweight, 2-Equal weight or 3-Underweight . (see definitions below) relative to other companies covered by the analyst or a team of analysts that are deemed to be in the same industry sector (the “sector coverage universe”). To see a list of the companies that comprise a particular sector coverage universe, please go to www.lehman.com/disclosures
In addition to the stock rating, we provide sector views which rate the outlook for the sector coverage universe as 1-Positive, 2-Neutral or 3-Negative (see definitions below). A rating system using terms such as buy, hold and sell is not the equivalent of our rating system. Investors should carefully read the entire research report including the definitions of all ratings and not infer its contents from ratings alone.
Stock Rating
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Sector View
1-Positive - sector coverage universe fundamentals/valuations are improving.
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Lehman Brothers Equity Research has 1838 companies under coverage.
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12

EQUITY RESEARCH
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13

Heinz (H.J.) Co	Estimate Change	NEUTRAL

Equity | United States | Food Canned
02 June 2006

Comes Down To Execution

	Leonard Teitelbaum	+1 212 449 1918
Research Analyst
MLPF&S
leonard_teitelbaum@ml.com

	Eric Serotta, CFA	+1 212 449 9351
Research Analyst
MLPF&S
eric_serotta@ml.com
■	Remaining Neutral Based Upon Valuation

We don’t find the upside potential compelling enough to warrant a Buy rating. We estimate a year-ahead fair value for Heinz’s shares of $47-48, assuming that the shares trade at a 19x multiple of our F2008 estimate. This implies about 12% upside potential from today’s closing price, or a present value for the shares of about $43 based assuming a 10% discount rate.

Sustainable Upside Comes Down to Execution

While the shares could move higher over the summer as the proxy contest with Nelson Peltz’s Trian group unfolds, we believe that the potential gains are likely to prove transitory. We believe that sustainable upside for the shares will depend upon execution on the turnaround plans, whether or not Trian is successful in gaining representation on the board. Trian’s plan is focused on operational improvement rather than a breakup value, and will likely take 2-3 years to implement in our view. With Trian’s targets highly aggressive in our view, we see limited upside potential for the shares beyond the high $40s.

Management Plan Echoes Trian’s

Heinz management unveiled its plan which as expected incorporated most of the major elements from the Trian white paper. The Heinz management plan was less aggressive than the Trian plan in terms of cost reduction targets, which was also to be expected given Heinz’s initial response to the Trian plan that Trian’s proposed cuts would cripple the company. Management targets F2008 EPS of $2.54 versus Trian’s estimate of EPS potential of $3.50-4.50, which we believe is unlikely to be achieved in F2008.
■	Estimates (Apr)

(US$)	2005A	2006A	2007E	2008E	2009
EPS	2.21	2.10	2.32	2.50	—
GAAP EPS	2.13	1.89	2.32	—	—
EPS Change (YoY)	0.3%	-4.9%	10.6%	7.8%	—
Consensus EPS (First Call: 30-may-2006)			2.25	2.38	2.57
Dividend Rate	1.14	1.20	1.20	1.40	—
Valuation (Apr)

	2005A		2006A		2007E		2008E		2009
P/E	19.2	x	20.2	x	18.3	x	16.9	x	—
GAAP P/E	19.9	x	22.5	x	18.3	x	—		—
Dividend Yield	2.7%		2.8%		2.8%		3.3%		—
EV / EBITDA*	12.4	x	12.0	x	11.4	x	—		—
Free Cash Flow Yield*	6.0%		5.4%		6.3%		0%		—

*	For full definitions of iQmethodsm measures, see page 5.
■	Stock Data

Price	US$	42.38
Investment Opinion		A-2-7
Volatility Risk	LOW
52-Week Range	US$	33.42-44.15
Mrkt val /Shares Out (mn)	US$	14,317 / 337.8
ML Symbol / Exchange	HNZ / NYS
Bloomberg / Reuters	HNZ US / HNZ.N
ROE (2007E)		39.2%
Total Dbt to Cap (Apr-2006A)		70.0%
Est. 5-Yr EPS /DPS Growth		9.0% / 7.0%
[SHAREHOLDER VALUE GRAPH OMITTED]
Quarterly Earnings Estimates

	2006	2007	2008
Q1	0.52A	0.53E	—
Q2	0.62A	—	—
Q3	0.50A	—	—
Q4	0.54A	—	—
Merrill Lynch does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of Merrill Lynch in the US can receive independent, third-party research on companies covered in this report, at no cost to them, if such research is available. Customers can access this independent research at http://www.ml.com/independentresearch or can call 1-800-637-7455 to request a copy of this research.
Refer to important disclosures on page 6 to 7. Analyst Certification on page 4.

Heinz (H.J.) Co
02 June 2006
iQprofileSM Heinz (H.J.) Co

Key Income Statement Data (Apr)	2005A	2006A	2007E	2008E	2009

(US$ Millions)
Sales	8,103	8,643	8,736	—	—
Gross Profit	3,451	3,592	3,713	—	—
Sell General & Admin Expenses	(1,896)	(1,984)	(2,033)	—	—
EBITDA	1,554	1,608	1,680	—	—
Depreciation & Amortization	(246)	(258)	(265)	—	—
Net Interest & Other Income	(220)	(309)	(328)	—	—
Tax Expense / Benefit (Reported)	(309)	(323)	(326)	—	—
Net Income (Adjusted)	780	718	761	—	—
Average Fully Diluted Shares Outstanding	353	342	327	—	—

Key Cash Flow Statement Data

Net Income from Cont Operations (GAAP)	780	718	761	—	—
Depreciation & Amortization	246	258	265	—	—
Change in Working Capital	56	15	15	—	—
Deferred Taxation Charge	54	55	55	—	—
Other Adjustments, Net	(30)	(22)	50	—	—
Cash Flow from Cont. Operations	1,107	1,024	1,146	—	—

Capital Expenditure	(241)	(245)	(250)	—	—
(Acquisition) / Disposal of Investments	40	0	0	—	—
Other Cash Inflow / (Outflow)	(63)	(3)	140	—	—
Cash Flow from Investing	(264)	(248)	(110)	—	—
Share Issue / (Repurchase)	(291)	(725)	(650)	—	—
Cost of Dividends Paid	(399)	(411)	(458)	—	—
Cash Flow from Financing	(1,051)	(991)	(1,108)	—	—

Net Debt	3,612	3,971	4,043	—	—
Change in Net Debt	(343)	359	73	—	—

Key Balance Sheet Data

Cash & Equivalents	1,084	869	797	—	—
Trade Receivables	1,092	1,067	1,042	—	—
Other Current Assets	1,469	1,524	1,554	—	—
Property, Plant & Equipment	6,932	6,937	6,797	—	—
Other Non-Current Assets	—	—	—	—	—
Total Assets	10,578	10,398	10,190	—	—

Short-Term Debt	573	1,223	1,223	—	—
Other Current Liabilities	2,014	2,054	2,099	—	—
Long-Term Debt	4,122	3,617	3,617	—	—
Other Non-Current Liabilities	1,266	1,391	1,486	—	—
Total Liabilities	7,975	8,285	8,425	—	—

Total Equity	2,603	2,113	1,765	—	—
Total Equity & Liabilities	10,578	10,398	10,190	—	—

Key Metrics

iQmethodSM - Bus Performance*

Return on Capital Employed	11.9%	11.6%	12.7%	—	—
Return on Equity	34.7%	30.4%	39.2%	—	—
Operating Margin	16.1%	15.6%	16.2%	—	—
Free Cash Flow	866	779	896	—	—

iQmethodSM - Quality of Earnings*

Cash Realization Ratio	1.4	x	1.4	x	1.5	x	—	—
Asset Replacement Ratio	1.1	x	1.1	x	1.1	x	—	—
Tax Rate	28.4%	31.0%	30.0%	—	—
Net Debt-to-Equity Ratio	138.8%	188.0%	229.1%	—	—
Interest Cover	5.6	x	4.3	x	4.2	x	—	—

*	For full definitions of iQmethodSM measures, see page 5.
Company Description
Heinz (HNZ) manufactures and markets food products worldwide with over $8 billion in sales. Products include Heinz-brand ketchup and other condiments, diet foods (Weight Watchers Smart Ones), frozen potatoes and snacks (Ore-Ida Bagel Bites). The company also operates in the foodservice channel in the US. In Europe the company also produces soups beans and pasta and infant foods. Heinz has a leading market share in most core businesses.

Stock Data

Average Daily Volume	3,030,520
Brokers Covered (FirstCall)	9

2

Heinz (H.J.) Co
02 June 2006
We believe that sustainable upside potential for the shares will depend upon execution on the turnaround plans, whether or not Trian is successful in gaining representation on the board. With Trian’s cost cutting plans and earnings targets highly aggressive in our view, we see limited upside potential for the shares beyond the high $40s.
Remain Neutral Based On Valuation
We continue to see limited upside potential for Heinz’s shares based upon valuation. Heinz’s shares are currently trading at about 17x our F2008EPS estimate of $2.50. We estimate a year-ahead fair value for Heinz’s shares of $47-48, assuming that the shares trade at a 19x multiple of our F2008 estimate. This implies about 12% upside potential from today’s $42.38 closing price, or a present value for the shares of for the shares of about $43 based assuming a 10% discount rate. Based upon the analysis of fundamentals, we don’t find the upside potential compelling enough to warrant a Buy on the stock at this point.
While we recognize that the shares could move higher over the summer as the proxy contest with Nelson Peltz’s Trian group continues to unfold, we believe that the potential gains are likely to prove transitory. With many shareholders’ frustrated with Heinz’s management’s track record, we believe that Trian may gain enough support for Board representation. While the Trian plan can be viewed as an insurance policy on improving Heinz’s financial performance, fully achieving its targets, if possible, would likely take 2-3 years, in our view. The Trian plan is not a breakup and sell plan but a margin and earnings enhancement plan, which will take time to execute. Those investors looking for immediate gratification may well be disappointed. With Trian’s targets highly aggressive in our view, we see limited upside potential for the shares beyond the high $40s.
Management’s Plan Echoes Trian’s
Heinz management unveiled its “Superior Value and Growth Plan,” which as expected incorporated most of the major elements from the white paper recently published by activist shareholder Nelson Peltz’s Trian group. The plan put forth by Heinz management was less aggressive than the Trian plan in terms of cost reduction targets, which was also to be expected given Heinz’s initial response to the Trian plan that Trian’s proposed cuts would cripple the company. Heinz’s proposed cost savings were still somewhat greater than we had expected, but appear achievable if the company executes on the plan, with or without Trian’s representation on the board.
Table 1: Heinz Management’s Plan Echoes Trian’s But Is Less Aggressive in Cost Cutting Targets

	Trian	Heinz Management	ML view

Cost savings	Take actions immediately to achieve $575 mm in savings ($400 mm from SG&A, $175 mm from COGS)	Realize $355 million in savings ($265 mm from COGS and $65 mm from SG&A) over F07-08	Trian’s targets appear highly aggressive. Management’s targets appear achievable if company executes on plan

Deals and allowances	Cut D&A by $300 mm over time	Cut D&A by $145 mm over F2007-08.	Both plans risk sales declines as trade spending is reduced. Management’s plan is heavily focused on Europe, which presents challenges and opportunities.

Consumer marketing	Redirect $300 mm of D&A to consumer marketing	Increase consumer marketing by $50 mm or 19% in F07, increase R&D at d.d. rate in F07 and F08.	Measured increase in marketing behind new ideas would be more effective than just increasing spending. Trian understands this and is unlikely to immediately increase marketing by $300 mm.

Portfolio changes	Explore sale of Plasmon brand in Italy, ABC in Indonesia and business in other non-core regions.	Portfolio changes largely completed. Retain Plasmon and ABC.	Sale of Plasmon and ABC unlikely owing to tax and strategic reasons. Heinz’s businesses in emerging markets represent significant growth opportunities.

Return of cash	Increase leverage to 3.5x to repurchase stock. Maintain dividend payout ratio in mid 50% range.	Repurchase $1.0 billion of shares over next two years. Increase dividend 16.6% for F07, maintain ~60% payout.	Both plans target maintaining investment grade credit rating. While not planned, there is potential to further increase share repurchase and drop to high yield rating.

Earnings potential	Claims EPS potential of >$3.50 before any sales/earnings lift from increased marketing. With sales lift, sees $4.50 EPS potential.	Targets 10% EPS growth in F2007 to $2.35, 8% growth in F2008 to $2.54.	Management’s targets appear more achievable if it, with or without the help of Trian, can execute on he plan.

Source: Company filings, Merrill Lynch research.

3

Heinz (H.J.) Co
02 June 2006
Table 2: F2007 EPS Driven By Cost Reduction

EPS
F2006 PF	$2.13
Price/volume/mix improvement	$0.10
Trade spending reduction	$0.20
COGS savings	$0.35
SG&A savings	$0.13
Reduced share count	$0.09
Commodity and energy inflation	($0.28)
Increased marketing	($0.11)
Wage inflation, R&D increase, options	($0.09)
Interest expense	($0.05)
Other	($0.16)
F2007E	$2.32

Source: Merrill Lynch estimates.
Both plans also contain significant risks in addition to whether targeted cost savings can be realized. Specifically, we see risk to sales growth in some product lines and markets as trade spending is reduced. Heinz cited its success in reducing deals and allowances in U.S. Consumer Products by 430 bps from F03-06 while growing dollar sales and volumes at a higher than expected rate. Management plans to apply the lessons learned from the U.S. to Europe, where deals and allowances were 23.3% of gross sales versus 15.0% for the rest of the company. Although the company recently implemented a new trade-spending management software system in Europe, we believe that reducing deals and allowances without sacrificing volumes will prove to be more difficult in Europe given the greater consolidation of the retail trade.
F2007 EPS To Be Driven By Cost Reduction
We forecast F2007 EPS of $2.32, which represents about 9% growth from the F2006 pro forma EPS of $2.13, and is slightly below management’s $2.35 target. We forecast F1Q07 EPS of $0.53, up from an estimated $0.49 from continuing operations in the year-ago period. Heinz’s F2007 EPS growth is likely to be driven mainly by cost reduction. We expect minimal underlying earnings growth in Heinz’s businesses as top line growth is likely to be offset by an estimated $130 million or $0.28 per share of commodity and energy cost headwinds. These headwinds are likely to persist for F2007 even if spot commodity and energy prices moderate, owing to the pass-through of previous input cost increases to Heinz’s contracts. Heinz also faces significant headwinds from higher marketing spending, increased interest expense and other inflation.
We forecast F2008 EPS of $2.50, slightly below Heinz’s $2.54 target.
Earnings growth is likely to be more balanced between cost cutting and underlying business growth, assuming commodity costs plateau at expected F2007 levels. A decline in commodity prices could present some upside.
F4Q Ahead of Consensus, But Underlying Growth Disappointing
Heinz’s F4Q (ended April) EPS of $0.54 was ahead of the $0.50 consensus. EPS declined from $0.59 in the year ago period as 6.8% operating income growth was more than offset by higher interest expense and tax rate. We believe that underlying growth was disappointing, however, as an extra week added an estimated 7% to sales and $0.04 to EPS. We estimate that underlying operating income, excluding acquisitions and the extra week, was flat to down slightly.
Underlying sales growth for North American Consumer Products, which has been a major driver for the company, was somewhat disappointing in our view. While reported sales increased 16.4%, we estimate that underlying growth was about 4% excluding the 7% benefit from the extra week, 4% from acquisitions, and 1.3% from currency.
Analyst Certification
I, Leonard Teitelbaum, hereby certify that the views expressed in this research report accurately reflect my personal views about the subject securities and issuers. I also certify that no part of my compensation was, is, or will be, directly or indirectly, related to the specific recommendations or view expressed in this research report.

4

Heinz (H.J.) Co
02 June 2006
iQmethodSM Measures Definitions

	Numerator	Denominator
Business Performance
Return On Capital Employed	NOPAT = (EBIT + Interest Income) * (1 – Tax Rate) + Goodwill Amortization	Total Assets — Current Liabilities + ST Debt + Accumulated Goodwill Amortization
Return On Equity	Net Income	Shareholders’ Equity
Operating Margin	Operating Profit	Sales
Earnings Growth	Expected 5-Year CAGR From Latest Actual	N/A
Free Cash Flow	Cash Flow From Operations – Total Capex	N/A

Quality of Earnings
Cash Realization Ratio	Cash Flow From Operations	Net Income
Asset Replacement Ratio	Capex	Depreciation
Tax Rate	Tax Charge	Pre-Tax Income
Net Debt-To-Equity Ratio	Net Debt = Total Debt, Less Cash & Equivalents	Total Equity
Interest Cover	EBIT	Interest Expense

Valuation Toolkit
Price / Earnings Ratio	Current Share Price	Diluted Earnings Per Share (Basis As Specified)
Price / Book Value	Current Share Price	Shareholders’ Equity / Current Basic Shares
Dividend Yield	Annualised Declared Cash Dividend	Current Share Price
Free Cash Flow Yield	Cash Flow From Operations – Total Capex	Market Cap = Current Share Price * Current Basic Shares

Enterprise Value / Sales	EV = Current Share Price * Current Shares + Minority Equity + Net Debt +	Sales
Other LT Liabilities
EV/EBITDA	Enterprise Value	Basic EBIT + Depreciation + Amortization
iQmethodSM is the set of Merrill Lynch standard measures that serve to maintain global consistency under three broad headings: Business Performance, Quality of Earnings, and validations. The key features of iQmethod are: A consistently structured, detailed, and transparent methodology. Guidelines to maximize the effectiveness of the comparative valuation process, and to identify some common pitfalls.
iQdatabaseSM is our real-time global research database that is sourced directly from our equity analysts’ earnings models and includes forecasted as well as historical data for income statements, balance sheets, and cash flow statements for companies covered by Merrill Lynch.
iQprofileSM, iQmethodSM, iQdatabaseSM are service marks of Merrill Lynch & Co., Inc.

5

Heinz (H.J.) Co
02 June 2006
Important Disclosures
HNZ Price Chart
[SHAREHOLDER VALUE GRAPH OMITTED]
Investment Rating Distribution: Food Group (as of 31 Mar 2006)

Coverage Universe	Count	Percent	Inv. Banking Relationships*	Count	Percent
Buy	22	41.51%	Buy	7	31.82%
Neutral	22	41.51%	Neutral	8	36.36%
Sell	9	16.98%	Sell	1	11.11%
Investment Rating Distribution: Global Group (as of 31 Mar 2006)

Coverage Universe	Count	Percent	Inv. Banking Relationships*	Count	Percent
Buy	1145	40.29%	Buy	393	34.32%
Neutral	1474	51.86%	Neutral	430	29.17%
Sell	223	7.85%	Sell	44	19.73%

*	Companies in respect of which MLPF&S or an affiliate has received compensation for investment banking services within the past 12 months.
     FUNDAMENTAL EQUITY OPINION KEY: Opinions include a Volatility Risk Rating, an Investment Rating and an Income Rating. VOLATILITY RISK RATINGS, indicators of potential price fluctuation, are: A — Low, B — Medium, and C — High. INVESTMENT RATINGS, indicators of expected total return (price appreciation plus yield) within the 12-month period from the date of the initial rating, are: 1 — Buy (10% or more for Low and Medium Volatility Risk Securities — 20% or more for High Volatility Risk securities); 2 — Neutral (0-10% for Low and Medium Volatility Risk securities - 0-20% for High Volatility Risk securities); 3 — Sell (negative return); and 6 — No Rating. INCOME RATINGS, indicators of potential cash dividends, are: 7 — same/higher (dividend considered to be secure); 8 — same/lower (dividend not considered to be secure); and 9 — pays no cash dividend.
     MLPF&S or one of its affiliates acts as a market maker for the securities recommended in the report: Heinz (H. J.).
     MLPF&S or an affiliate has received compensation from the company for non-investment banking services or products within the past 12 months: Heinz (H. J.).
     The company is or was, within the last 12 months, a securities business client (non-investment banking) of MLPF&S and/or one or more of its affiliates: Heinz (H. J.).
     MLPF&S or an affiliate expects to receive or intends to seek compensation for investment banking services from this company within the next three months: Heinz (H. J.).
     MLPF&S together with its affiliates beneficially owns one percent or more of the common stock of this company. If this report was issued on or after the 10th day of the month, it reflects the ownership position on the last day of the previous month. Reports issued before the 10th day of a month reflect the ownership position at the end of the second month preceding the date of the report: Heinz (H. J.).
     MLPF&S or one of its affiliates is willing to sell to, or buy from, clients the common equity of the company on a principal basis:
Heinz (H. J.).
     The analyst(s) responsible for covering the securities in this report receive compensation based upon, among other factors, the overall profitability of Merrill Lynch, including profits derived from investment banking revenues.

6

Heinz (H.J.) Co
02 June 2006
Other Important Disclosures
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7

ANNEX G

Trading Comparables
($ in millions, except per share data)
Triarc SG&A analysis 07/02/06

$ mm		Last Fiscal Year
Ticker	Company Name	SG&A	Net Sales	% SGA Margin
TRY	TRIARC COS INC	279.9	727.3	38.5%
CKR	CKE RESTAURANTS INC	219.4	1,518.3	14.5%
YUM	YUM BRANDS INC	1,237.0	9,349.0	13.2%
DPZ	DOMINOS PIZZA INC	183.3	1,511.6	12.1%
MCD	MCDONALD’S CORP	2,220.6	20,460.2	10.9%
PZZA	PAPA JOHNS INTERNATIONAL INC	94.3	968.8	9.7%
WEN	WENDY’S INTERNATIONAL INC	316.3	3,766.7	8.4%
SONC	SONIC CORP	40.7	623.1	6.5%

Source: Compustat, Last fiscal year data as of 7/2/06
JPMorgan

ANNEX H

Trde Promotion Analysis For Heinz 5/10/2006

Methodology Sources
Methodology
Cannondale accessed analysis from its proprietary trade survey and conducted additional analysis on manufacturers using industry sources to provide an overview for total industry, food and non-food trade spending
Information was triangulated between industry information and Cannondale-specific analysis
While not all of the trade spending percentages are accurate to the percentage decimal point, they are directionally correct
Sources:
Cannondale trade surveys Most recent manufacturer 10K statements Cannondale proprietary information

3

Methodology The following analysis compares how select manufacturers use and percieve trade promotion

4

Food manufacturers spend more as a percentage of gross sales on trade promotion than non-foods manufacturers

7

Summary industryf Average Trade spend (Food/Non Food) Industry Average Trade Spend (Food Manufacturers)
European Trade Spend Average Heinz Trade Spending

14

ANNEX I

Sirota v. Peltz

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
x

LORI SIROTA and JJL Partners,		:	88 CIV 8792

Plaintiffs,		:	CLASS ACTION COMPLAINT

-against-

NELSON PELTZ, PETER W. MAY and NPM GROUP, INC.,		:	JURY TRIAL DEMANDED

Defendants.
:
x
          Plaintiffs, by their attorneys, allege upon information and belief, except as to Paragraphs 5 and 6, which are alleged upon knowledge, as follows:
NATURE OF ACTION
          1. This Proxy Statement Prospectus fraud class action, under the federal securities laws and the common law, seeks a judgment declaring defendants to have acquired Triangle Industries, Inc. (“Triangle”), by material misstatements, omissions and fraud; for damages equivalent to the difference between what the Class was paid, and what it should have been paid, or equivalent to the benefit of the bargain that would have been obtained, absent the fraud; and to impress a constructive trust; and:
          (1) Is brought by Plaintiffs on behalf of the May 27, 1988 public record owners and their successors, of 18,216,449 shares of Triangle common stock – with a 68.4% Triangle equity interest (the “class”) – who were entitled to vote on the Peltz defendants’ July 7, 1988 Triangle leveraged buyout (“Peltz LBO”).

          (2) Is against Defendants Nelson Peltz, Peter W. May and NPM Group, Inc. (jointly “Peltz” or the “Peltz Group”), who used their total voting control of Triangle and its parent, CJI Industries, Inc. (“CJI”), to take Triangle private in the Peltz LBO, by buying out the Class for $33.50 per share, in cash and stock (the “Class Pay Out”), and then, without breaking stride, secretly initiated the sale of Triangle for more than $1.4 billion, including more than $56 per share for the Peltz Stock.
          (3) Has its origins in the June 8, 1988 Joint CJI and Triangle Proxy Statement and CJI Prospectus, for the July 7, 1988 Peltz LBO stockholders’ meeting, which the Peltz Group caused to be issued to the Class (the “Peltz Purchase Proxy”), which represented that the Peltz Group had no present plans or proposals for any extraordinary transaction, such as a merger, or sale of transfer of a material amount of assets.
          (4) Was precipitated by the Pechiney Corporation’s (“Pechiney”) November 23, 1988, Offer to Purchase Triangle, which outlined Peltz’ agreement to sell the Peltz/Group’s Stock for $56 per share, in a $1.4 billion Peltz sale of Triangle (the “Pechiney Offer”), a far higher price than the Peltz LBO (the “Peltz Sale”), and disclosed that:
          (a) Over the years, Triangle and Pechiney had a longtime supplier-customer relationship; and that
          (b) Beginning in late April, 1987, and prior to July 7, 1988, Nelson Peltz and Pechiney had at least four meetings to discuss joint business ventures; and that

          (c) On October 2, 1987, Pechiney expressed to Nelson Peltz an interest in becoming a substantial Triangle minority stockholder; and that
          (d) 3 business days after the Peltz LBO was approved, and well before the Class had surrendered their Triangle certificates and received the Class Payout:
“Peltz met with a French government official who, before the meeting had inquired of Pechiney’s executive vice president, as to whether Pechiney had any interest in Triangle. The official was informed, on July 12, 1988 that Pechiney had an interest, including possibly acquiring Triangle and at that meeting Peltz expressed his possible interest in a sale.” (the “Peltz Secret Sale Scheme”)
          (5) Is the result of the belated disclosure of the October 2, 1987 Pechiney interest in becoming a Triangle stock holder, and of the Peltz Secret Sale Scheme, which revealed that the Peltz LBO and Peltz Sale, were virtually a unitary transaction, establishing that Peltz acquired Triangle by Material misstatements, omissions and fraud.

JURISDICTION AND VENUE
          2. This Court has jurisdiction over the subject matter of the action under Section 22 of the ‘33 Act and Section 27 of the ‘34 Act, 15 U.S.C. §§77v, 78aa; by virtue of diversity of citizenship under 28 U.S.C. §1332, the matter in controversy being in excess of $10,000 exclusive of interest and costs; and by the principles of pendent jurisdiction; and is brought for damages, to enforce:
(1) Violations of the Proxy Rules under Section 14 (a) of the Securities Exchange Act of 1934 (“‘34 Act’”), 15 U.S.C. 78n(a) and Rule 14a-9, 17 C.F.R. §240.14a-9;
(2) Liabilities created by Section 11 (a)(1) and 11(a)(2), and Section 12(2) of the Securities Act of 1933, as amended, 15 U.S.C. §S77K(a)(l) and (2), 771(2), (‘“33 Act’”), and by 18 U.S.C. §1961 et seq (“RICO”);
(3) Violations of rights arising under Sections 10 (b) of the ‘34 Act, 15 U.S.C. §78h(b), and Rule 10b-5, of the Rules and Regulations thereunder, 17 C.F.R. §240.10B-5;
(4) Breaches of the common law, including fiduciary duties owed by controlling shareholders, officers and directors, to the public minority shareholders of their companies, and the tort of negligent misrepresentation in a business transaction in the course of business or employment, or in any transaction in which they have a pecuniary interest.
          3. Venue is proper under Section 22 of the ‘33 Act and Section 27 of the ‘34 Act, 15 U.S.C. §§77v, 78aa, and 28 U.S.C. §§1391, 1401, in that the defendants’ principal business offices are located, and many of the acts complained of, including the Peltz Proxy-Prospectus had their origin in, or emanated from this district.

          4. The acts complained of involve the use of instrumentalities of interstate commerce.
PLAINTIFFS
          5. Plaintiff Lori Sirota is a resident and citizen of the State of New Jersey, and Plaintiff JJL Partners and each of the partners thereof, are residents and citizens of the State of New Jersey.
          6. Plaintiffs were shareholders of Triangle continuously since February 13, 1987; were stockholders of record on May 27, 1988; received the Peltz Proxy Prospectus; and were frozen out in the Peltz LBO, surrendering their stock certificates and receiving cash and Preferred Stock, well after July 12, 1988.
DEFENDANTS
          7. Defendants Nelson Peltz (“Nelson Peltz”) and Peter W. May (“May”) are citizens and residents of the state of New York; are sole stockholders, directors and executives officer of Defendant NPM, a New York Corporation (“NPM”); and have been, at all relevant times, in control of CJI and Triangle to and including July 7, 1988 and thereafter of Triangle, as follows:
          (1) Nelson Peltz was Chairman of the Board, Chief Executive Officer and Director of CJI, held such positions in Triangle, and still does.
          (2) May was President and Chief Operating Officer and Director of CJI , held such positions in Triangle, and still does.

          (3) The Peltz Group had 94% voting control of CJI, whose executive offices were in New York City.
          (4) CJI had 53% voting control of Triangle, whose executive offices were in New York City and which had acquired the businesses of American Can Company and National can Company; and after July 7, 1988, it changed its name to Trian Holdings, Inc.
CLASS ACTION ALLEGATIONS
          8. This action is properly maintainable as a class action under Rules 23(a), 23(b)(1)A, 23(b)(1)B, and 23(b)(2) of the Federal Rules of Civil Procedure in that the Class consists of more than 1,000 owners, and their successors, of 18,216,449 shares of 15-3/4% Triangle Preferred Stock which were issued to the Class in the Peltz LBO, as beneficial or record owners of Triangle common stock on the May 27, 1988 record date for the Peltz LBO; their interests are identical; they are scattered throughout the United States, and are so numerous that their joinder is impractical.
          9. Plaintiffs: (1) are members of the Class; (2) each has claims typical of all members of the Class; (3) each sustained substantial losses in the Peltz LBO because, like all Class members, Peltz deprived each of them, through the fraudulent Peltz Purchase Proxy and the Peltz Sale, of at least the difference between $35.625 and $56 per share, or, alternatively of the benefit of the bargain they would have had, absent the fraud, as herein alleged; (4) are committed to pursuing this action; (5) have retained competent counsel experienced in litigation of this nature; (6) have no interest in conflict, or inconsistent with, the interest of any member of the Class, whose interests are identical with Plaintiffs.
          10. There are questions of law and fact common to the members of the Class, which predominate over any questions affecting individual members of the Class, and Plaintiffs’ claims are typical of the claims of the members of the Class, including but not limited to the following:
(1) Whether defendants violated Sections 14(a) and 10(b) of the ‘34 Act and Rules 14a-9 and 10b-5.
(2) Whether defendants violated Sections 11(a)(1) and 11(a)(2) and 12(2) of the ‘33 Act.
(3) Whether defendants violated the common law.
          11. The prosecution of separate actions by individual members of the class would create a risk of inconsistent and varying adjudications; the class action is superior to other available methods for the fair and efficient adjudication of this controversy; and the Defendants, through the Peltz Purchase Proxy, the Peltz LBO and the Peltz Sale, acted on grounds generally applicable to the Class; the claims as they affect the entire Class are best managed in one action and can be adjudicated with dispatch in this district where the defendants have their principal places of business; from which they caused the Peltz Purchase Proxy to be issued; and where many of the acts complained of originated or occurred.

THE PELTZ PURCHASE AND SALE FRAUD
A. Background
          12. In February, 1988:
               (1) CJI acquired shares of Triangle common stock which gave CJI 63% of the voting interest in Triangle.
               (2) CJI issued to the Peltz Group, for their Triangle shares, CJI 9-3/4% Preferred stock which represented 94% of the voting interest in CJI.
          13. The Peltz-Triangle LBO Merger required the approval of two-thirds of the Triangle shares entitled to vote, of which the Peltz Group controlled 57% so that the vote of only 9.7% of the non-Peltz shares, was required for approval.
          14. At all relevant times, to July 7, 1988, the Triangle common stock was traded on the New York Stock Exchange, and the Class owned 68.4% of the equity of Triangle.
          15. On July 7, 1988 the Peltz-Triangle LBO Merger was approved; the Peltz LBO procedure for the Class tendering letters of transmittal and Common stock certificates and receiving their cash and preferred stock, took many weeks; and was only just beginning, if at all, on July 12, 1988, the date of the Peltz Secret Sale Scheme.
B. The Peltz Purchase Proxy
          16. The Peltz Purchase Proxy disclosed that, in addition to the two-thirds Triangle merger vote, the Peltz LBO required the approval of CJI shareholders to certain amendments to the CJI Certificate of Incorporation, (the “CJI Amendments”).

     17. The Peltz Purchase Proxy, filed with the Securities and Exchange Commission, together with a Registration Statement, stated that, upon approval of the CJI Amendments and Triangle merger, on July 7, 1988, inter alia:
          (1) The Class was entitled to receive $33.50 per share — $25 per share cash (“Class Cash”) and 18,216,449 shares of a 15-3/4% Preferred Stock valued at $8.50 per share (“Class Preferred”).
          (2) As a result of the Peltz LBO, Peltz would acquire 62.9% of the equity of the surviving Triangle.
          (3) CJI would change its name to Triangle, and a CJI subsidiary would become the Triangle surviving corporation, under the name Trian.
          (4) Class members who dissented were entitled to appraisal, upon compliance with Section 262 of the Delaware Business Corporation Law.
     18. On July 7, 1988, the Triangle Merger and CJI Amendments were approved by the required votes; no material number of shares were the subject of demands for appraisal; and the Peltz LBO enabled the Peltz Group to:
          (1) Increase their voting power over Triangle from 63% to 87%; and
          (2) Double their Triangle equity from approximately 31% to about 62%.

     19. According to the Peltz Purchase Proxy, once the Peltz LBO was approved on July 7, 1988, the Exchange Agent would send instructions to the Class members on surrendering their certificates, which had to be accompanied by a properly completed letter of transmittal, and then the Exchange Agent would arrange to issue and deliver the Class Cash and the Class Preferred (the “Class Payout Procedure”).
C. The Peltz Purchase Fraud
     20. The Peltz Group, in creating and issuing the Peltz Purchase Proxy, led the Class to believe that, in freezing them out and buying Triangle for themselves, the Peltz Group had no intention to sell Triangle to a third party for a higher price than the LBO price, and Plaintiffs and the Class relied on that representation.
     21. The Peltz Group, in freezing out the Class in the LBO, for the Class Cash and Class Preferred, knew as insiders, but never disclosed to the Class, that the realizable values were far greater than $33.50 per share.
     22. The Peltz Proxy-Prospectus stated at p. 74, and Plaintiffs and the Class relied thereon:
     Except for the Merger, and as otherwise described in this Joint Proxy Statement/Prospectus, none of the Filing Persons have any current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, sale or transfer of assets, or public offering of equity securities involving Triangle or its subsidiaries, or any material changes in Triangle’s corporate structure, business or composition of its management. (p. 74)

             23. The November 23, 1988 Pechiney Offer — which disclosed the Peltz Sale of Triangle for $1.4 billion — reveals that Peltz and Pechiney were old, long-time business associates:
     “Pechiney has had a long-term supplier relationship with the Company which has led to numerous, routine supplier/customer contacts between Pechiney and the Company over the years. In addition, Pechiney and the Company have from time to time discussed the possibility of forming joint ventures with respect to their European packaging business.”
             24. According to the Pechiney Offer, Pechiney and Peltz had been talking about a variety of joint deals and ventures for more than a year before the Peltz LBO:
     (1) “In late April 1987, Jean Pierre Ergas, Executive Vice President of Pechiney, met with Peltz. Peltz expressed an interest in the European packaging business of Pechiney and in acquiring Cebal, a wholly owned subsidiary of Pechiney which is engaged in the packaging business throughout Western Europe with sales of approximately $475 million in 1987. Mr. Ergas told Peltz that Cebal was not for sale.
     (2) “In mid-August 1987, Peltz met with Mr. Gandois, Chairman and Chief Executive Officer of Pechiney, to repeat the Company’s interest in acquiring Cebal. Mr. Gandois informed Peltz that Cebal was not for sale but stated that it might be possible to find some other joint business opportunity in Europe.
     (3) “In late August, Mr. Ergas met with Peltz and May, to discuss possible joint venture opportunities in Europe between Pechiney and the Company.
     (4) “On October 2, 1987, Mr. Ergas sent Peltz a telefax expressing Pechiney’s interest in entering into discussions with the company concerning a possible joint venture in the European packaging industry to be managed by the Company, a joint venture with respect to can stock in Europe to be managed by Pechiney and Pechiney becoming a substantial minority stockholder of the Company. The telefax also stated that because of the possible privatization of Pechiney, the transactions could not be concluded prior to the end of the first quarter of 1988. (emphasis supplied)

     25. The Pechiney Offer discloses that on July 12, 1988, only three business days after the Peltz LBO was approved — and while the Class Pay-Out Procedure had barely begun, if at all, — Nelson Peltz followed up on Pechiney’s October 2, 1987 suggestion of becoming a substantial Triangle minority shareholder, by expressing an interest in selling to Pechiney — which is exactly what the Peltz Group, in their Purchase Proxy, told the Class they would not do:
     “On July 12, 1988, Peltz and the Company’s adviser on European matters met with an official of a Ministry of the French Government to discuss the possible sale of a business owned by one of the Company’s affiliates to another French company. Prior to the meeting the official had inquired of Jean Louis Vinciguerra, Executive Vice President of Pechiney, as to Pechiney’s attitude toward the Company and had been informed on July 12, 1988, that Pechiney had a significant interest in expanding its relationship with the Company, including a possible acquisition of the Company. During the meeting, the official told Peltz that Pechiney might be interested in acquiring the Company. Peltz expressed his possible interest in a sale of the Company. (p. 21,)
     26. Again on July 25, 1988, Nelson Peltz advised Pechiney that if acceptable terms could be agreed upon, Triangle might be for sale; and negotiations continued until the final Peltz Sale agreement was announced on November 21, 1988.
D. The Peltz Sale Fraud
     27.  Pursuant to the Peltz Sale, the Peltz Group are selling their Triangle stock for more than $56 a share, while they paid the Class in the Peltz LBO, only $33.50 per share.

     28. The Peltz Sale enables Pechiney to acquire 100% of Peltz Triangle, for more than $1.4 billion — as much as $500 million more than the LBO price — including Pechiney redeeming the Class Preferred for $10.625 per share, which was valued at $8.50 in the Peltz LBO.
     29. The total Peltz Group Triangle Sale price is as follows:

Shares		Amount
Peltz & May — 14,849,117 9.75% Preferred ($56 per share)		$830,050,550

Class Preferred 18,216,449 Redeemed ($10.625)		193,549,770

$2 Preferred @ $101.92 per share 3,352,535 Shares		341,690,367

Class A — 1,471,163 Shares ($56 per share)		82,385,428

Warrants — 300,000		12,672,000

	TOTAL PELTZ GROUP
	SALE PRICE	$1,460,348,115

COUNT I
     30. Plaintiffs repeat and reallege each and every allegation contained in paragraphs 1 through 29, as if fully set forth herein.
     31. This first claim arises under:
          (1) Sections 14(a) and 10(b) of the ‘34 Act, and Rules 14a—9 and 10—b—5 thereunder, which make it unlawful, in the solicitation of proxies, and in connection with the purchase or

     (1) Misrepresented that they had no intention to sell or merge Triangle, when in fact they expressed that exact intention, in their Secret Sale Scheme, on the Tuesday following the Thursday approval of the Peltz LBO, and before the Class Pay Out Procedure had really begun, much less been completed.
     (2) Misrepresented the value of Triangle, and the prospects of a third party being willing to pay far more than the Peltz LBO Price, and concealed the price higher than the LBO price, that they would ask of Pechiney.
     (3) Failed to disclose that they had been in contact with a potential buyer for more than a year.
     35. The Peltz Group knew, on July 12, 1988, when Nelson Peltz expressed a possible interest in a Peltz Triangle Sale, that the Class Pay Out Procedure had not yet begun, but they deliberately:
     (1) Failed to advise the Class of their Secret Sale Scheme; and
     (2) Failed to advise the Class of the price Nelson Peltz would be considering to ask Pechiney; and
     (3) Failed to make the appropriate filings with the SEC; and
     (4) Failed to issue the amendment to the Peltz Purchase Proxy, required under the ‘33 and ‘34 Acts; and
     (5) Failed to suspend the Class Pay Out Procedure pending the Peltz Triangle Sale and payment to the Class of their share thereof.

     36. The Peltz Group deliberately used the Peltz. Proxy-Prospectus to force Plaintiffs and the Class to sell out for $33.50, which the Peltz Group dictated, when the inside information known only to them waranted a far higher price; they knew that such a higher price would be available, in the short term; and they knew that the Peltz Sale might be obtainable.
     37. Peltz acquired Triangle in the Peltz LBO, by fraud, wilfully, deliberately and knowingly, with intent to defraud Plaintiffs and the Class, and structured and designed the Peltz Purchase Proxy to conceal the 1987 discussion with Pechiney, including Pechiney’s October 2, 1987 interest in becoming a substantial Triangle minority stockholder, to conceal their Secret Sale Scheme, and to conceal the real value of Triangle, and the potential sale value of Triangle, in the short term, that only they, as insiders knew.
     38. If Plaintiffs and the Class had known of the facts alleged in Paragraphs 21 and 23 through 29 hereof, they would never have voted for the Peltz LBO, and would have sought to exercise their rights of appraisal under § 262 of the Delaware Business Corporation Law.
     39. By reason of the foregoing:
          (1) The Peltz LBO — Peltz Sale were virtually a unitary transaction establishing that Peltz acquired, and is selling Triangle, by material misstatements, omissions and fraud.

          (2) Peltz deliberately and wilfully acquired Triangle in the LBO by fraud, defrauding Plaintiffs and the Class, causing material facts to be omitted from, and materially misleading statements to be made in, the Peltz Purchase Proxy, and engaging in a scheme and device to defraud the Class and a course of business which operated as a fraud and deceit, in violation of Sections 14(a) and 10(b) of the ‘34 Act and Rules 10b-5 and 14a-9 thereunder, and of Sections 11(a) and 12(2) of the ‘33 Act.
          (3) Plaintiffs and the Class were deprived of their appraisal rights under Delaware law, pursuant to which they would have secured a higher price for their stock, than the Peltz LBO price.
          (4) Plaintiffs and the Class were damaged in an amount equal to:
          (a) the difference between $35.625 (the Class Cash plus the Class Preferred redeemed for $10.625), and the $56 per share plus for which the Peltz Group sold their stock; or alternatively
          (b) the benefit of the bargain they would have obtained, absent the fraud, including a valuation of Triangle’s future earning power, viewed prospectively from July 7, 1988.
COUNT II
     40. Plaintiffs repeat and reallege each and every allegation contained in Paragraphs 1 through 29 and 31 through 39, as if fully set forth herein.

     41. This second claim arises under the common law, of which this court has diversity and pendent jurisdiction.
     42. As controlling shareholders, management and directors of Triangle:
     (1) The Peltz Group owed, jointly and severally, an uncompromising duty of loyalty to Triangle and the Class but they were so intertwined, interwoven and integrated with Triangle and CJI, that they acted by one indivisible hand and voice.
     (2) The Peltz Group had at all times an acute and irreconcilable conflict of interest between their fiduciary duties to Triangle and CJI, and similarly, between their self-interest, on the one hand, and their duty to the Class, as controlling shareholders of both CJI and Triangle, on the other.
     43. The facts and information alleged in Paragraphs 21 and 23 through 29 inclusive, were material to an informed evaluation, by the Class, of their Triangle investment and of whether to vote for the Peltz LBO, or seek appraisal or take other action as might be required to prevent Peltz from acquiring Triangle by fraud, as herein alleged.
     44. The Peltz Group, jointly and severally, deliberately and wilfully, in blatant breach of their fiduciary obligations to the Class, withheld the material information alleged in Paragraphs 21 and 23 through 29, in order to acquire the 68.4% equity interest of the class at a huge discount below the Peltz Sale Price and fair value, and quickly ask for a far higher price and sell it at a huge premium.

     45. The Peltz acts and omissions, as herein alleged, were wilful and deliberate, and a fraud on the Class, by self-interested fiduciaries who thereby deliberately and wilfully breached their fiduciary obligations to the Class.
     46. By reason of the foregoing, and by virtue of being on both sides of the transaction, as herein alleged:
     (1) The Peltz Group, jointly and severally, breached their joint and several duty of utmost good faith and most scrupulous inherent fairness to the Class; and
     (2) The Peltz Group, jointly and severally, breached their duty to the Class of complete candor, by deliberately and wilfully failing, in the Peltz Purchase Proxy, to make the disclosures of the material information, as herein alleged; and by deliberately and wilfully concealing the realizable, short-term values of Triangle to a third party; and concealing the price they could ask for and obtain in the near future; and concealing the October 2, 1987 Pechiney’s interest, as herein alleged, and by concealing their Secret Sale Scheme, and by failing on July 12, 1988, to order the Class Pay Out Procedure to stop; and by accepting on and after July 12, 1988, the Class letters of transmittal and stock certificates, without prior disclosure of the Peltz Secret Sale Scheme; and by failing to advise the Class of the ongoing Pechiney negotiations; and by failing to pay the Class their share of the Peltz Sale price premium.
     (3) The Plaintiffs and the Class were deprived of their appraisal rights, under Delaware law, as herein alleged.

     (4) Plaintiffs and the Class are entitled to the damages prayed for in Paragraph 39(4) hereof.
COUNT III
     47. Plaintiffs repeat and reallege each and every allegation contained in Paragraphs 1 through 29, 31 through 39, and 42 through 46, as if fully set forth herein.
     48. This third claim is that, by furnishing false or misleading information in the Peltz Proxy Prospectus, as herein-before alleged, the Peltz Group, jointly and severally, committed the tort of negligent misrepresentation in a business transaction, under the common law, against Plaintiffs and the Class.
     49. The second Restatement of Torts, Section 552 (1977) reads in pertinent part as follows:
“(1) One who, in the course of his business, profession or employment, or in any other transaction in which he has a pecuniary interest, supplies false information for the guidance of others in their business transactions, is subject to liability for pecuniary loss caused to them by their justifiable reliance upon the information, if he fails to exercise reasonable care or competence in obtaining or communicating the information.
(2) … [T]he liability stated in Sub-section (1) is limited to loss suffered
     (a) by the person or one of a limited group of persons for whose benefit and guidance he intends to supply the information or knows that the recipient intends to supply it; and
     (b) through reliance upon it in a transaction that he intends the information to influence or knows that the recipient so intends or in a substantially similar transaction.”

Restatement (Second) of Torts § 552 (1977) (emphasis added); compare Restatement of Torts § 552 (1938).
     50. Peltz in the Peltz LBO, in which they had a pecuniary interest, furnished to Plaintiffs and the Class, false and misleading information in the Peltz Purchase Proxy, upon which they relied, as herein alleged.
     51. By reason of the foregoing, Plaintiffs and the Class were damaged as herein alleged.
     WHEREFORE, Plaintiffs demand judgment:
     1. Declaring that the defendants in the July 7, 1988 Triangle — CJI mergers, acquired Triangle by material misstatements, omissions and fraud.
     2. Awarding damages to Plaintiffs and the Class equivalent to:
     (a) the difference between $35.625 (the Class Cash plus the Class Preferred redeemed for $10.625), and the $56 per share plus for which the Peltz Group sold their stock; or alternatively;
     (b) the benefit of the bargain they would have obtained had full disclosure been made, including a valuation of Triangle’s future earnings power, valued prospectively from July 7, 1988, with interest.
     3. Imposing a constructive trust on the Peltz Group’s share of the Peltz Sale Price, for the benefit of Plaintiffs and the Class, until the judgment herein is fully discharged.

     4. Directing the Peltz Group, jointly and severally, to account to Plaintiffs and the Class for all damages, losses, expenses, attorneys’ fees and other payments sustained or incurred by virtue of the conduct and transactions complained of with interest.
     5. Awarding Plaintiffs their reasonable costs, disbursements, expert and other professional fees incurred in the prosecution of this action, including counsel fees.
     6. Granting such other and further relief as may be proper and equitable in the premises.
Dated: December 13, 1988
            New York, New York

TENZER, GREENBLATT, FALLON &
KAPLAN

By	/s/ WILLIAM KLEIN, II (P.C.)

WILLIAM KLEIN, II (P.C.)
405 Lexington Avenue
New York, New York 10174
(212) 573-4300

Attorneys for Plaintiffs

SOUTHERN DISTRICT OF NEW YORK

x
:
:
SIROTA, LORI	:
JJL PARTNERS	:
-v-	:
PELTZ, NELSON	:
MAY, PETER W.	:	88 CV 8792 (J. LOWE)
NPM GROUP INC.	:	Docket number
:
	:	NOTICE OF
	:	REASSIGNMENT
:
x
     Pursuant to the memorandum of the Case Processing Asst. the above entitled action is reassigned to the calendar of
     JUDGE LOWE (MJL)
     All future documents submitted in this action are to be presented in the Clerk’s Office for filing and shall bear the assigned judge’s initials after the docket number.
     The attorneys for the plaintiff are requested to serve a copy of the Notice of Reassignment on all defendants.

Dated:	Raymond F. Burghardt, Clerk

	By:	/s/ C.N. TONG

Deputy Clerk

cc:	Attorney of Record TENZER, GREENBLATT, FALLON & KAPLAN

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
:
LORI SIROTA and JJL PARTNERS,
:
Plaintiffs,		88 Civ. 8792 (RJW)
:
-against-
	:	STIPULATION
NELSON PELTZ, PETER W. MAY and
NPM GROUP, INC.,	:

Defendants.	:

x

     IT IS HEREBY STIPULATED, by and between counsel for plaintiff and counsel for defendants, that the time for defendants to answer, move, or otherwise respond to the complaint (including the making of any jurisdictional motion) shall be extended to, and including, April 10, 1989.

TENZER, GREENBLATT, FALLON & KAPLAN

By:	/s/ William Klein II, P.C.

William Klein II, P.C.

The Chrysler Building 405 Lexington Avenue New York, New York 10174

Attorneys for Plaintiffs

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

By:	/s/ Doreen Le Pichon
Doreen Le Pichon

1285 Avenue of the Americas New York, New York 10019

Attorneys for Defendants

SO ORDERED this 8th day of MARCH, 1989.

/s/ Robert J. Ward
United States District Judge

2

UNITED STATES GOVERNMENT
memorandum

DATE:	Sept. 1, 1989

REPLY TO
ATTN OF:	Dorothy Ross Guranich, Case Processing Assistant

SUBJECT:	REASSIGNMENT OF A Civil CASE.

UNITS:	One and Three

TO,

Re:	88 Civ. 8792 Sirota -v- Peltz
The above action is reassigned from Judge      Ward      to Judge      Lowe     . The docket Clerk receiving this reassignment shall prepare and file an original Notice of Reassignment and send a copy to each attorney of record.
***AS related to 88 Civ. 8729

cc:	Judge Lowe	OPTIONAL FORM NO. 10
	Judge Ward	(REV. 1-80)
	Courtran	[COPY ILLEGIBLE]
File Clerk

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

x
:
LORI SIROTA and JJL PARTNERS,
:
Plaintiffs,		88 Civ. 8792 (RJW)
:
-against-
	:	STIPULATION
NELSON PELTZ, PETER W. MAY and
NPM GROUP, INC.,	:

Defendants.	:

x
     IT IS HEREBY STIPULATED, by and between counsel for plaintiff and counsel for defendants, that the time for defendants to answer, move, or otherwise respond to the complaint (including the making of any jurisdictional motion) shall be extended to, and including, March 9, 1989.

TENZER, GREENBLATT, FALLON & KAPLAN

By:	/s/ William Klein II, P. C.

William Klein II, P. C.

The Chrysler Building 405 Lexington Avenue New York, New York 10174

Attorneys for Plaintiffs

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

By:	/s/ Doreen Le Pichon
Doreen Le Pichon

1285 Avenue of the Americas New York, New York 10019

Attorneys for Defendants

SO ORDERED this 6th day of FEBRUARY, 1989.

/s/ Robert J. Ward
United States District Judge

2

PLAINTIFFS	DEFENDANTS
LORI SIROTA and JJL PARTNERS	NELSON PELTZ, PETER W. MAY and NPM GROUP, INC.

ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)	ATTORNEYS (IF KNOWN)

TENZER, GREENBLATT, FALLON & KAPLAN	PAUL, RIFKIND, WHARTON & GARRISON
405 LEXINGTON AVENUE	1285 AVENUE OF THE AMERICA’S
NEW YORK, NEW YORK 10174	NEW YORK, NEW YORK 10019
(212) 573-4300	(212) 373-3341
CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE):
Proxy Statement Prospectus fraud class action for judgment declaring defendants acquired Triangle Industries, Inc. by material misstatements, omissions and fraud for benefit of the bargain damages and to impress a constructive trust.
Has this or a similar cause been previously filed in SDNY at anytime? No ☒ Yes ☐ Judge Previously Assigned ________
If Yes, was this case Vol. ☐ Invol. ☐ Dismissed. No ☐ Yes ☐. If Yes, give date                       & Case No.

(PLACE AN X IN ONE BOX ONLY)		NATURE OF SUIT

ACTIONS UNDER STATUTES
CONTRACT	TORTS		FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES

	PERSONAL INJURY	PERSONAL INJURY
☐ 110 [COPY ILLEGIBLE]					☐ 400 [COPY ILLEGIBLE]
☐ 120 [COPY ILLEGIBLE]	☐ 310 [COPY ILLEGIBLE]	☐ 362 [COPY ILLEGIBLE]	☐ 610 [COPY ILLEGIBLE]	☐ 422 [COPY ILLEGIBLE]	☐ 410 [COPY ILLEGIBLE]
☐ 130 [COPY ILLEGIBLE]	☐ 315 [COPY ILLEGIBLE]	☐ 365 [COPY ILLEGIBLE]	☐ 620 [COPY ILLEGIBLE]	☐ 423 [COPY ILLEGIBLE]	☐ 430 [COPY ILLEGIBLE]
☐ 140 [COPY ILLEGIBLE]	☐ 320 [COPY ILLEGIBLE]	☐ 368 [COPY ILLEGIBLE]	☐ 630 [COPY ILLEGIBLE]		☐ 450 [COPY ILLEGIBLE]
☐ 150 [COPY ILLEGIBLE]	☐ 330 [COPY ILLEGIBLE]	PERSONAL PROPERTY	☐ 640 [COPY ILLEGIBLE]	PROPERTY RIGHTS	☐ 460 [COPY ILLEGIBLE]
☐ 151 [COPY ILLEGIBLE]	☐ 340 [COPY ILLEGIBLE]	☐ 370 [COPY ILLEGIBLE]	☐ 650 [COPY ILLEGIBLE]		☐ 470 [COPY ILLEGIBLE]
☐ 152 [COPY ILLEGIBLE]	☐ 345 [COPY ILLEGIBLE]	☐ 371 [COPY ILLEGIBLE]	☐ 660 [COPY ILLEGIBLE]	☐ 820 [COPY ILLEGIBLE]	☐ 810 [COPY ILLEGIBLE]
☐ 153 [COPY ILLEGIBLE]	☐ 350 [COPY ILLEGIBLE]	☐ 380 [COPY ILLEGIBLE]	☐ 670 [COPY ILLEGIBLE]	☐ 830 [COPY ILLEGIBLE]	☒ 850 SECURITIES/ COMMODITIES/ EXCHANGE
☐ 160 [COPY ILLEGIBLE]	☐ 355 [COPY ILLEGIBLE]	☐ 385 [COPY ILLEGIBLE]		☐ 840 [COPY ILLEGIBLE]	☐ 875 [COPY ILLEGIBLE]
☐ 190 [COPY ILLEGIBLE]	☐ 360 [COPY ILLEGIBLE]				☐ 891 [COPY ILLEGIBLE]
☐ 195 [COPY ILLEGIBLE]			LABOR	SOCIAL SECURITY	☐ 892 [COPY ILLEGIBLE]
☐ 893 [COPY ILLEGIBLE]
	ACTIONS UNDER STATUTES		☐ 710 [COPY ILLEGIBLE]	☐ 861 [COPY ILLEGIBLE]	☐ 896 [COPY ILLEGIBLE]
REAL PROPERTY	CIVIL RIGHTS	PRISONER PETITIONS	☐ 720 [COPY ILLEGIBLE]	☐ 862 [COPY ILLEGIBLE]	☐ 895 [COPY ILLEGIBLE]
			☐ 730 [COPY ILLEGIBLE]	☐ 863 [COPY ILLEGIBLE]	☐ 900 [COPY ILLEGIBLE]
☐ 230 [COPY ILLEGIBLE]	☐ 441 [COPY ILLEGIBLE]	☐ 510 [COPY ILLEGIBLE]	☐ 740 [COPY ILLEGIBLE]	☐ 863 [COPY ILLEGIBLE]	☐ 950 [COPY ILLEGIBLE]
☐ 230 [COPY ILLEGIBLE]	☐ 442 [COPY ILLEGIBLE]	☐ 530 [COPY ILLEGIBLE]	☐ 750 [COPY ILLEGIBLE]	☐ 864 [COPY ILLEGIBLE]	☐ 890 [COPY ILLEGIBLE]
☐ 230 [COPY ILLEGIBLE]	☐ 443 [COPY ILLEGIBLE]	☐ 540 [COPY ILLEGIBLE]	☐ 751 [COPY ILLEGIBLE]	☐ 865 [COPY ILLEGIBLE]
☐ 240 [COPY ILLEGIBLE]	☐ 446 [COPY ILLEGIBLE]	☐ 550 [COPY ILLEGIBLE]
☐ 245 [COPY ILLEGIBLE]	☐ 440 [COPY ILLEGIBLE]			FEDERAL TAX [COPY ILLEGIBLE]
☐ 290 [COPY ILLEGIBLE]
☐ 870 [COPY ILLEGIBLE]
☐ 871 [COPY ILLEGIBLE]

Check if demanded in complaint:

CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23 ☑

DEMANDS	OTHER
Check YES only if demanded in complaint:
JURY DEMAND: ☑ YES ☐ NO
DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y. ? IF SO, STATE:

JUDGE NO	DOCKET NUMBER

NOTE:	Please submit at the time of filing an explanation of why cases are deemed related.

(SEE REVERSE)

☐ 1	[COPY ILLEGIBLE]	☐ 2	[COPY ILLEGIBLE]	☐ 3	[COPY ILLEGIBLE]	☐ 4	[COPY ILLEGIBLE]	☐ 5	[COPY ILLEGIBLE]	☐ 6	[COPY ILLEGIBLE]	☐ 7	[COPY ILLEGIBLE]

(PLACE AN ☑ IN ONE BOX ONLY)				BASIS OF JURISDICTION
☐ 1	U.S. PLAINTIFF	☐ 2	U.S. DEFENDANT	FEDERAL QUESTION (U.S. NOT A PARTY)	☑ 4	DIVERSITY	IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1332, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)
(Place An ☑ In one box for Plaintiff and one box for Defendant

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	☐ 1	☑ 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	☐ 3	☐ 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	☐ 5	☐ 5
CITIZEN OF ANOTHER STATE	☑ 2	☐ 2	INCORPORATED OR PRINCIPAL PLACE OF BUSINESS IN THIS STATE	☐ 4	☐ 4	FOREIGN NATION	☐ 6	☐ 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES) (Calendar Rule 4(A))
Lori Sirota c/o SIROTA & SIROTA, 7 HIGHLAND PLACE, MAPLEWOOD, NEW JERSEY 07040 (ESSEX COUNTY)
JJL PARTNERS c/o SIROTA & SIROTA, 7 HIGHLAND PLACE, MAPLEWOOD, NEW JERSEY 07040 (ESSEX COUNTY)

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)
NELSON PELTZ, c/o TRIANGLE INDUSTRIES, 900 THIRD AVE., NEW YORK. NY 10022 (NEW YORK COUNTY)
PETER W. MAY, c/o TRIANGLE INDUSTRIES, 900 THIRD AVE., NEW YORK. NY 10022 (NEW YORK COUNTY)
NPM GROUP, INC., c/o TRIANGLE INDUSTRIES, 900 THIRD AVE., NEW YORK. NY 10022 (NEW YORK COUNTY)

DEFENDANT(S) ADDRESS UNKNOWN
     REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ACERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: ☐ WHITE PLAINS ☑ FOLEY SQUARE
(DO NOT check either box if this is a PRISONER PETITION.)

DATE: 12/13/88	SIGNATURE OF ATTORNEY OF RECORD	ADMITTES TO PRACTICE IN THIS DISTRICT
☐ No
	/s/ William Klein II, P.C.	☑ YES (DATE ADMITTED NO. [COPY ILLEGIBLE])

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)	[COPY ILLEGIBLE]

AO 440 (Rev. 5/85) Summons In a Civil Action
United States District Court
SOUTHERN DISTRICT OF NEW YORK
LORI SIROTA and JJL PARTNERS,

Plaintiffs,	SUMMONS IN A CIVIL ACTION

V.	CASE NUMBER: 88 CIV. 8792
NELSON PELTZ, PETER W. MAY and
NPM GROUP, INC.,
Defendants.
          TO: ( Name and Address of Defendant)
NELSON PELTZ
c/o TRIANGLE INDUSTRIES
900 THIRD AVENUE
NEW YORK , NEW YORK 10022
     YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court and serve upon
PLAINTIFF’S ATTORNEY ( name and address)
WILLIAM KLEIN II, P.C.
TENZER, GREENBLATT, FALLON & KAPLAN
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
an answer to the complaint which is herewith served upon you, within TWENTY days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

/s/ RAYMOND F. BURGHARDT, CLERK	DECEMBER 13, 1988
CLERK	DATE

/s/ Robert Miranda
BY DEPUTY CLERK

AO 440 (Rev. 5/85) Summons in a Civil Action
RETURN OF SERVICE

DATE 12-14-88
Service of the Summons and Complaint was made by me1

NAME OF SERVER	TITLE

FREDERICK J. JAMES

Check one box below to indicate appropriate method of service

☐	Served personally upon the defendant. Place where served :

☐	Left copies thereof at the defendant’s dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left :

☐	Returned unexecuted :

☑	Other (specify) : By Hand delivery to Robert L. Laufer, Esq. and Paul Rifkind, Wharton & Garrison, 1285 Avenue of Americas NY, NY 10019

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

     I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on 12-16-88	/s/ Frederick J. James

Date	Signature of Server

Tenzer, Greenblatt, Fallon & Kaplan

Address of Server
        Sworn to before me this 16th day of December 1988

GENEVIEVE K. CAPOZZOLI Notary Public State of New York No [illegible] Qualified in New York County Commission Expires Nov. 30, 1990 /s/ Genevieve K. Capozzoli
1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

AO 440 (Rev.5/85) Summons in a Civil Action
United States District Court

SOUTHERN DISTRICT OF NEW YORK

LORI SIROTA and JJL PARTNERS,

Plaintiffs,	SUMMONS IN A CIVIL ACTION

V.	CASE NUMBER 88 Civ. 8792

NELSON PELTZ, PETER W. MAY and
NPM GROUP, INC.,

Defendants.
TO: (Name and Address of Defendant)
NPM GROUP, INC.
c/o TRIANGLE INDUSTRIES
900 THIRD AVENUE
NEW YORK, NEW YORK 10022
     YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court and serve upon
PLAINTIFF’S ATTORNEY (name and address)
WILLIAM KLEIN II, P.C.
TENZER, GREENBLATT, FALLON & KAPLAN
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
an answer to the complaint which is herewith served upon you, within TWENTY days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

/s/ RAYMOND F. BURGHARDT, CLERK	DECEMBER 13, 1988
CLERK	DATE
/s/ Robert Miranda
BY DEPUTY CLERK

AO 440 (Rev. 5/85) Summons in a Civil Action
RETURN OF SERVICE

DATE 12-14-88
Service of the Summons and Complaint was made by me1

NAME OF SERVER	TITLE

FREDERICK J. JAMES

Check one box below to indicate appropriate method of service

☐	Served personally upon the defendant. Place where served :

☐	Left copies thereof at the defendant’s dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left :

☐	Returned unexecuted :

☑	Other (specify) : By Hand delivery to Robert L. Laufer, Esq. and Paul Rifkind, Wharton & Garrison, 1285 Avenue of Americas NY, NY 10019

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

     I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on 12-16-88	/s/ Frederick J. James

Date	Signature of Server

Tenzer, Greenblatt, Fallon & Kaplan

Address of Server
        Sworn to before me this 16th day of December 1988

GENEVIEVE K. CAPOZZOLI Notary Public State of New York No [illegible] Qualified in New York County Commission Expires Nov. 30, 1990 /s/ Genevieve K. Capozzoli
1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

AO 440 [Rev. 5/85] Summons in a Civil Action
United States District Court
SOUTHERN DISTRICT OF NEW YORK

LORI SIROTA and JJL PARTNERS,

Plaintiffs,	SUMMONS IN A CIVIL ACTION

V.	CASE NUMBER: 88 Civ. 8792

NELSON PELTZ, PETER W. MAY and NPM GROUP, INC.,

Defendants.
TO: (Name and Address of Defendant)
PETER W. MAY
c/o TRIANGLE INDUSTRIES
900 THIRD AVENUE
NEW YORK, NEW YORK 10022
     YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court and serve upon
PLAINTIFF’S ATTORNEY (name and address)
     WILLIAM KLEIN II, P.C.
     TENZER, GREENBLATT, FALLON & KAPLAN
     405 LEXINGTON AVENUE
     NEW YORK, NEW YORK 10174
an answer to the complaint which is herewith served upon you, within TWENTY days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

RAYMOND F. BURGHARDT, CLERK	DECEMBER 13, 1988
CLERK	DATE
/s/ Robert Miranda
BY DEPUTY CLERK

AO 440 (Rev. 5/85) Summons in a Civil Action
RETURN OF SERVICE

DATE 12-14-88
Service of the Summons and Complaint was made by me1

NAME OF SERVER	TITLE

FREDERICK J. JAMES

Check one box below to indicate appropriate method of service

☐	Served personally upon the defendant. Place where served :

☐	Left copies thereof at the defendant’s dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left :

☐	Returned unexecuted :

☑	Other (specify) : By Hand delivery to Robert L. Laufer, Esq. and Paul Rifkind, Wharton & Garrison, 1285 Avenue of Americas NY, NY 10019

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

     I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on 12-16-88	/s/ Frederick J. James

Date	Signature of Server

Tenzer, Greenblatt, Fallon & Kaplan

Address of Server
        Sworn to before me this 16th day of December 1988

GENEVIEVE K. CAPOZZOLI Notary Public State of New York No [illegible] Qualified in New York County Commission Expires Nov. 30, 1990 /s/ Genevieve K. Capozzoli
1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

From of Stipulation and Agreement of Compromise

Settlement
Amount= $72 Million
See Exhibit 1

IN RE TRIANGLE INDUSTRIES, INC.	)	Action No. 1
SHAREHOLDERS LITIGATION	)	State of Delaware
	)	Court of Chancery
)
THIS DOCUMENT RELATES TO ALL ACTIONS	)	Consolidated Action No.
	)	10466
)

IN RE TRIANGLE INDUSTRIES, INC.	)	Action No. 2
SHAREHOLDERS’ LITIGATION	)	Supreme Court of the
	)	State of New York
	)	County of New York
THIS DOCUMENT RELATES TO ALL ACTIONS	)	Index No. 03608/89
)
)

IN RE TRIANGLE SECURITIES	)	Action No. 3
LITIGATION	)	United States District
	)	Court
	)	Southern District of
	)	New York
)
THIS DOCUMENT RELATES TO ALL ACTIONS	)	88 Civ. 8729 (MJL)
	)	(Consolidated)
)

STIPULATION AND AGREEMENT OF
COMPROMISE AND SETTLEMENT
          WHEREAS, on June 8, 1988, CJI Industries, Inc. (later known as Triangle Industries, Inc. and now known as Pechiney Packaging Corp. (“CJI” or “New Triangle”)), and Triangle Industries, Inc. (now known as Trian Holdings, Inc. (“Old Triangle”)) issued a joint proxy statement (the “Proxy Statement”) regarding the proposed merger of a wholly-owned subsidiary of CJI into Old Triangle (the “Merger”); and

2

          WHEREAS, upon approval and consummation of the Merger on July 7, 1988, the owners (the “Old Triangle Shareholders”) of approximately 18 million shares of common stock, par value $1 per share, and participating preferred stock, par value $1 per share of Old Triangle (the “Old Triangle Securities”), exchanged the Old Triangle Securities for $25 per share in cash and one share of the 15-3/4% Cumulative Convertible Junior Preferred Stock of New Triangle (the “Merger Preferred”), valued at $8.50 per share for purposes of the Merger, for an aggregate amount of $33.50 per share (the “Merger Price”); and
          WHEREAS, as a result of the Merger, New Triangle, which at the time was controlled by defendants Nelson Peltz and Peter W. May (collectively, “P&M”) acquired all of the Old Triangle Securities, and the Merger Preferred represented approximately 5.4% of the voting power of New Triangle; and
          WHEREAS, commencing on or about July 8, 1988, the Merger Preferred was traded on the over-the-counter market; and
          WHEREAS, on November 21, 1988, Pechiney Corporation announced that New Triangle agreed to be acquired by Pechiney Corporation for approximately $1.26 billion (the “Pechiney Announcement”); and

3

          WHEREAS, pursuant to an agreement, P&M, who controlled New Triangle at the time, sold all of their shares of 9.75% Cumulative Convertible Senior Preferred Stock of New Triangle (the “P&M Securities”) (convertible into New Triangle Class A common stock on a share-for-shares basis) in exchange for $56 per share in the form of ten-year promissory notes of Pechiney Corporation in the amount of approximately $834 million; and all owners of New Triangle Class A Common Stock received $56 per share in cash (the “Pechiney Price”); and
          WHEREAS, in connection with its offer, Pechiney Corporation agreed to cause the redemption of the Merger Preferred for $10.625 per share, so that the total consideration to be received by the Old Triangle Shareholders who had been issued and continued to hold the Merger Preferred was increased from $33.50 to $35.625 (excluding dividends since issuance) (the “Modified Merger Price”); and
          WHEREAS, after the Pechiney Announcement, fourteen suits were filed as class actions (the “Actions”) naming various individuals and corporate entities as defendants (collectively, the “Defendants”) as follows:
          Action No. 1 — The Delaware Chancery Court Action
                              (four actions)
          Four actions: Greenberg v. Peltz, et al., Civil Action No. 10466 (filed November 30, 1988); Bley v.

4

May, et al., Civil Action No. 10492 (filed December 9, 1988); Garvey v. Peltz, et al., Civil Action No. 10495 (filed December 16, 1988); and Cottle v. Peltz, et al., Civil Action No. 10620 (filed February 15, 1989) were brought in the Court of Chancery of the State of Delaware; and were consolidated on May 5, 1989 by the Court under the caption In re Triangle Industries, Inc. Shareholders Litigation, Civil Action No. 10466 (the “Delaware Chancery Court Action”). The Delaware Chancery Court Action is brought on behalf of a purported class of Old Triangle Shareholders and those persons and entities who sold Merger Preferred Shares prior to the Pechiney Announcement and alleges, inter alia, breach of fiduciary duty, conversion and common law fraud, arising from alleged omissions and misrepresentations in the Proxy Statement;
Action No. 2 — The New York Supreme Court Action
                              (four actions)
Four actions: Tower Investment Club v. Peltz (filed December 16, 1988 (Westchester County, Index No. 88/00223 and transferred to New York County, Index No. 03608/89)); Jaroslawicz v. Peltz, et al., Index No. 25634/88 (filed December 15, 1988); Herman v. Peltz. et al., Index No. 05047 (filed January 5, 1989); and Plato v. Peltz, Index No. 002446/89 (filed January 31, 1989), were brought in the Supreme Court of the State of New York against certain Defendants and were consolidated by that Court under the caption In re Triangle Industries, Inc. Shareholders’ Litigation, Index No. 03608/89 (the “New York Supreme Court Action”). The New York Supreme Court Action is brought on behalf of the same class and alleges essentially the same claims as those alleged in the Delaware Chancery Court Action; and
Action No. 3 — The Federal Court Action
                              (six actions)
Four actions: Bley v. Peter May, et al., 88 Civ. 8729 (filed December 8, 1988); Sirota v. Peltz, et al., 88 Civ. 8792 (filed December 13, 1988); Friedman v. Peltz, et al., 88 Civ. 8915 (filed December 16, 1988); and Kozin v. Peltz, et al., 89 Civ. 0653 (filed January 27, 1989), were filed in the United States District Court for the Southern

5

District of New York against certain Defendants, and another action, Greenberg v. Peltz, et al., No. 88 Civ. 10094 (filed November 30, 1988) was originally filed in the United States District Court for the Northern District of Illinois and transferred to the Southern District of New York. All five actions are now consolidated in the Southern District of New York under the caption In re Triangle Securities Litigation, 88 Civ. 8729 (the “Federal Court Action”) by Order dated April 11, 1989. The Federal Court Action is brought on behalf of the same purported class as in the Delaware Chancery Court and New York Supreme Court Actions and alleges, Inter alia, violations of the federal securities laws arising from purported misrepresentations and omissions contained in the Proxy Statement; and a sixth federal action was commenced in March 1989 against certain Defendants in the United States District Court for the Western District of Pennsylvania: Baker v. Peltz, et al., 89 Civ. 0581 (the “Baker Action”). For purposes of and as part of this settlement, provision is being made for the transfer of this action and its consolidation with the actions pending in the Southern District of New York simultaneously with the execution of this Stipulation. The Baker Action is brought on behalf of Old Triangle Shareholders and alleges, inter alia, violations of federal securities law and the Racketeer Influenced and Corrupt Organization Act; and
          WHEREAS, one or more of the Actions seeks, inter alia, rescissory damages of at least the difference between the Modified Merger Price and the Pechiney Price or, alternatively, the benefit of the bargain that the Old Triangle Shareholders allegedly would have received had Defendants made full disclosure in connection with the Merger, including a valuation of Old Triangle’s future earnings power, valued prospectively from July 7, 1988, with interest; and

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          WHEREAS, Defendants deny all the material allegations contained in the complaints filed in all the Actions and assert that the claims alleged therein are without merit, that Defendants have meritorious defenses to those claims (including the defense that such claims have been released by the purported plaintiff class and are barred by prior court order and judgment entered June 21, 1988 in an action in the Court of Chancery of the State of Delaware entitled “In Re Triangle Industries Inc. Shareholders Litigation,” Consolidated Action No. 9365, and in a related derivative action entitled “Nathan Bley, Plaintiff, against Nelson Peltz, et al.,” Civil Action No., 9750 (the “Prior Triangle Shareholder Action”)), that their conduct has at all times been legal and proper, and that judgment should be entered dismissing the Actions with prejudice; and
          WHEREAS, the respective orders of consolidation entered in the Delaware Chancery Court Action, the New York Supreme Court Action, and the Federal Court Action each appointed the same firms as lead counsel for the coordination and leadership of all Actions, those firms being Kaufman Malchman Kaufmann & Kirby; Lowey, Dannenberg, Bemporad, Brachtl & Selinger, P.C.; and Susman, Saunders & Buehler (“Plaintiffs’ Lead Counsel” or “Lead Counsel”), and counsel

7

for the plaintiff in the Baker Action having agreed to those appointments and having participated with Lead Counsel in the discovery taken in the Actions and otherwise; and
          WHEREAS, since the commencement of the Actions, the attorneys for the plaintiffs and the Class, defined below, have conducted a detailed investigation and examination into the facts and law relating to the matters set forth in the several complaints in the Actions, have conducted extensive pretrial discovery proceedings, including documentary discovery, depositions of defendants and non-party witnesses, have reviewed and analyzed hundreds of thousands of documents and records produced by defendants and obtained from other independent sources, including transcripts of testimony, and have analyzed the principles of law relating to the matters involved in the Actions; and
          WHEREAS, certain institutional investors previously owning 1,083,500 shares of the Old Triangle Securities and the Merger Preferred (the “Settled Institutional Investors”) settled directly with Defendants on terms substantially similar to the terms herein provided; and

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          WHEREAS, pursuant to their settlement, the Settled Institutional Investors are entitled to receive per share with respect to their 1,083,500 shares of Old Triangle Securities and Merger Preferred the amount by which the payment per share from the Net Settlement Fund (as defined herein) to Class Members in Subclass 2 in the Actions exceeds $4.38 plus interest thereon at the rate of 9% per annum from January 27, 1989 to the date of payment to Class Members in the Actions from the Net Settlement Fund (the “Settled Institutional Investors Formula”); and
          WHEREAS, plaintiffs’ attorneys have concluded, based on their investigation and the pre-trial discovery, their review of relevant facts and their expertise in prosecuting securities class actions, that a trial of the claims in the complaints in the Actions would involve sharply disputed and complex factual and legal issues, several of which are novel; and that any judgment obtained at trial would be subject to an appeal and to the risk of reversal both as to liability and damages; and
          WHEREAS, because of the substantial amount of the Settlement (as defined herein) and the uncertainty attendant to the prosecution of all of these issues, plaintiffs and their counsel consider it desirable and in the best interests

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of the Class to settle and finally resolve the Actions, upon the terms and conditions set forth in this Stipulation and Agreement of Compromise and Settlement (the “Stipulation of Settlement”), having concluded that the Settlement set forth herein is fair, reasonable, adequate and in the best interests of the Class;
          NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Delaware Court of Chancery pursuant to Rule 23 of its Rules and compliance with the provisions contained in Paragraph 10 hereof, and without admission of any liability or wrongdoing whatsoever by Defendants, that these Actions shall be settled through the Stipulation of Settlement, upon the following terms and conditions:
          1. Definitions. In addition to the terms defined elsewhere herein, for the purpose of the Stipulation of Settlement and each exhibit attached hereto, the following terms are defined as set forth herein:
          (a) “Actions” means the following:
     (i) “Delaware Chancery Court Action” means the following actions: Greenberg v. Peltz, et al., Civil Action No. 10466; Bley v. May, et al., Civil

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Action No. 10492; Garvey v. Peltz, et al., Civil Action No. 10495; and Cottle v. Peltz, et al., Civil Action No. 10620.
     (ii) “Federal Court Action” means the following actions: Bley v. Peter May, et al., 88 Civ. 8729; Friedman v. Peltz, et al., 88 Civ. 8915; Sirota v. Peltz, et al., 88 Civ. 8792; Kozin v. Peltz, et al., 89 Civ. 0653; Greenberg v. Peltz, et al., No. 88 Civ. 10094; and Baker v. Peltz, et al., 89 Civ. 0581.
     (iii) “New York Supreme Court Action” means the following actions: Tower Investment Club v. Peltz, Index No. 03608/89); Jaroslawicz v. Peltz, et a1., Index No. 25634/88; Plato v. Peltz, Index No. 002446/89; and Herman v. Peltz, et al., Index No. 05047/89.
          (b) “Authorized Claimant” means a member of the Class who files a timely and adequate proof of claim pursuant to the Notice referred to in Paragraph 3 (b) hereof (the “Notice”), and whose claim is allowed by the Administrator of the Settlement.
          (c) “Claimant” means any member of the Class who files a proof of claim pursuant to the Notice.
          (d) “Class” means all persons and entities who (1) were record or beneficial owners of Old Triangle Securities, each share of which was, or was entitled to be, pursuant to

11

the Triangle/CJI Merger, exchanged for $25 in cash and one share of New Triangle’s Merger Preferred, or (2) purchased and sold shares of Merger Preferred before the Pechiney Announcement, and each of their respective successors in interest, immediate and remote, including transferees, but excluding (a) all defendants, (b) members of the immediate families of the individual defendants, (c) corporations controlled by any of the defendants, (d) any person who served as officer or director of any of the corporate defendants at any time between July 7, 1988 and November 21, 1988 and any members of their immediate families, (e) Primerica Corporation, and (f) Quantum Fund, N.V., Quantum Overseas N.V., Lupa Family Partners, Soros Fund Management and their officers, directors and affiliates (the “Settled Institutional Investors”).
          (e) “Class Member” means a member of the Class except those persons who file a valid and timely request for exclusion pursuant to the Notice.
          (f) “Court” means the Court of Chancery of the State of Delaware in and for New Castle County.
          (g) “Defendants” means the following:
CJI Industries Inc., now known as Pechiney Packaging Corp. (“CJI” or “New Triangle”);
Triangle Industries Inc., now known as Trian Holdings Inc. (“Old Triangle” or “Trian”); Nelson Peltz (“Peltz”);

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Peter W. May (“May”);
NPM Group Inc., now known as Steamboat Group Inc.;
Pechiney Corporation, a Delaware corporation with its principal offices in the State of Connecticut;
Pechiney, S.A., a corporation organized under the laws of the Republic of France;
Drexel Burnham Lambert Incorporated, The Drexel Burnham Lambert Group Inc.; and
the Individual Defendants (defined below at (i)).
          (h) “Effective Date” means the date by which all the events set forth at Paragraph 10 hereof shall have occurred.
          (i) “Individual Defendants” means the following: Edward R. Black, Frank W. Considine, Donald A. Engel, Irving Mitchell Felt, John D. Gray, John L. Hannigan, William J. Heffner, Merrill Krakauer, Frederick W. McCarthy, Michael R. Milken, Robert P. Reuss, Willis G. Ryckman III, David E. Schwab II, William N. Sick, Jr., Edward J. Simmons, Austin I. Super and Gerald Tsai, Jr.
          (j) “Merger Preferred” means the 15-3/4% Cumulative Convertible Junior Preferred Stock issued in exchange for the Old Triangle Securities in connection with the Triangle/CJI Merger.

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          (k) “Net Settlement Fund” means the amount of the Settlement Fund less the amount of fees, expenses and taxes set forth in Paragraph 11(c)(i), (ii) and (iii) hereof.
          (l) “Payment Date” means the date five days after the Effective Date.
          (m) “Pechiney Announcement” means the announcement on November 21, 1988 by Pechiney Corporation that New Triangle agreed to be acquired by it.
          (n) “Person” means any individual, corporation, partnership, association, joint stock company, trust, unincorporated association, or any other type of legal entity.
          (o) “Plaintiffs” means: Harold L. Baker, Nathan Bley, Robert Cottle, Chester Friedman, Rayminnie Friedman, Janice Garvey, Louis Greenberg, Hallmark Herman, JJL Partners, David Kozin, Renee Kozin, Harry Lewis, Stephen Moskowitz, Edward Plato, Richard G. Radey, Ruffy Corporation, Lori Sirota and Tower Investment Club, one or more of whom received after July 7, 1988 shares of the Merger Preferred pursuant to the Triangle/CJI Merger or purchased and sold same in the open market prior to November 21, 1988.
          (p) “P&M” means collectively the individual defendants Peltz and May.
          (q) “Plaintiffs’ Lead Counsel” or “Lead Counsel” means the law firms of Kaufman Malchman Kaufmann & Kirby; Lowey, Dannenberg, Bemporad, Brachtl & Selinger, P.C.; and Susman, Saunders & Buehler.

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          (r) “Plan of Allocation” means the formula pursuant to which the Net Settlement Fund shall be distributed to Authorized Claimants, annexed hereto as Exhibit C.
          (s) “Representative Plaintiffs” means the Plaintiffs.
          (t) “Settled Claims” means all claims asserted in the complaints in the Actions or which could have been asserted by any Plaintiff or Class Member, individually, or on behalf of the Class, or derivatively on behalf of CJI or Old Triangle or New Triangle, in any state or federal court, any administrative agency, or any other tribunal, based upon the allegations in the Actions or in connection with, arising out of, or in any way relating to, or involving, directly or indirectly, the matters or transactions referred to therein, or the Stipulation of Settlement, or the Settlement, other than claims to enforce the Settlement and the provisions of the Stipulation of Settlement.
          (u) “Settled Institutional Investors” means certain institutional investors previously owning 1,083,500 shares of Old Triangle Securities and the Merger Preferred who settled directly with Defendants on terms substantially similar to the terms herein provided, namely, Quantum Fund N.V., Quantum Overseas N.V., Lupa Family Partners, Soros Fund Management, and their officers, directors, and affiliates.

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          (v) “Settlement” means settlement of the Delaware Chancery Court Action, the New York Supreme Court Action and the Federal Court Action in accordance with the terms of the Stipulation of Settlement.
          (w) “Settlement Fund” means the fund to be established as a result of the payment caused to be made on the Payment Date by Pechiney Corporation and P&M pursuant to Paragraph 2 hereof, plus the income to be earned thereon.
          (x) “Settling Plaintiffs” means the Representative Plaintiffs and the Class.
          (y) “Subclass 1” means all Class Members who were Old Triangle Shareholders who held their shares of Merger Preferred until the opening of trading of the Merger Preferred on November 21, 1988.
          (z) “Subclass 2” means all Class Members who were Old Triangle Shareholders who sold or otherwise disposed of their shares of Merger Preferred prior to the opening of trading of Merger Preferred on November 21, 1988.
          (aa) “Subclass 3” means all Class Members who purchased and thereafter sold shares of Merger Preferred between July 8, 1988 and the opening of trading of the Merger Preferred on November 21, 1988 (the “Merger Preferred Traders”) .
          (bb) “Triangle/CJI Merger” or “Merger” means the merger, effective July 7, 1988, of a wholly-owned subsidiary of CJI into Old Triangle voted upon pursuant to the Proxy Statement.

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          2. The Settlement Fund. (a) In full and final settlement of the Settled Claims, and in full release of such claims by each Plaintiff individually and each Class Member, on behalf of themselves, the Class and derivatively on behalf of CJI and Old and New Triangle, for the benefit of each Defendant in each of the Actions and each of their current and former parents, subsidiaries and affiliates, and their predecessors, successors and assigns, and all their current and former directors, officers, agents and representatives, including attorneys, accountants and investment bankers, Pechiney Corporation and P&M, on the Payment Date, will cause to be paid to the Settlement Fund the amount of $70 million, plus the Additional Interest as defined herein. The Additional Interest shall mean simple interest on $70 million at the rate of 6.5% per annum from January 1, 1990 to the Payment Date.
          (b) The parties agree that, of the $70 million payment made pursuant to Paragraph 2(a) hereof, $8 million represents interest from July 8, 1988 to December 31, 1989. It is the intention of the parties that such $8 million of interest plus the Additional Interest shall not be taxable to the Settlement Fund as a separate taxable entity, but that such $8 million of interest plus the Additional Interest shall represent an interest payment to the Class Members that receive distributions from the Settlement Fund to the extent

17

that the distribution received by a Class Member is attributable (on a basis proportionate to the amount paid under Paragraph 2(a) hereof) to such $8 million of interest plus Additional Interest.
          (c) Plaintiffs’ Lead Counsel and any designees appointed by them pursuant to Paragraph 11(b) hereof shall be responsible for tax administrative matters relating to the Settlement Fund. By way of illustration and not limitation, Plaintiffs’ Lead Counsel and any such designees: (i) shall file or cause to be filed any and all federal income tax and information returns and reports that are required to be filed by the Settlement Fund (including reports with respect to distributions from the Settlement Fund and reporting the interest component of the Settlement under Paragraph 2(b) hereof); and (ii) shall cause the Settlement Fund to comply with any withholding obligations (including back-up) imposed on the Settlement Fund with respect to distributions from the Settlement Fund.
          (d) The parties agree that the Defendants shall have no responsibility for taxes, if any, imposed upon or otherwise asserted against the Settlement Fund or the income earned thereon, or for taxes imposed upon or otherwise asserted against or with respect to distributions from or out of the Settlement Fund. The parties agree that Authorized Claimants have the responsibility to pay federal, state and

18

local taxes, if any, required to be paid with respect to distributions from the Settlement Fund.
          (e) At the option of Plaintiffs’ Lead Counsel, commencing with the entry of the Judgment, Pechiney Corporation and P&M shall post irrevocable Letters of Credit (or other collateral) satisfactory to Plaintiffs’ Lead Counsel in the amount of $70 million plus the Additional Interest, or such lesser sum as Plaintiffs’ Lead Counsel may determine, for the benefit of Plaintiffs and the Class to secure the funding of the Settlement Fund as provided in Paragraph 2(a) hereof. All costs and expenses in connection with such Letters of Credit, including attorneys’ fees, shall be deducted from the amount to be paid to the Settlement Fund on the Payment Date pursuant to Paragraph 2(a) hereof; provided, however, that if the Effective Date does not occur, the costs and expenses of such Letters of Credit will be paid by Pechiney Corporation and P&M, and Plaintiffs, the Class Members and their counsel shall have no responsibility for same or to reimburse Pechiney Corporation and P&M in connection therewith.
          3. Application for Hearing Orders. Within three business days after this Stipulation of Settlement has been fully executed, the parties hereto shall submit this Stipulation of Settlement to the Court and request and consent to entry of an order (the “Hearing Order”) in

19

substantially the form annexed as Exhibit A hereto, pursuant to Rule 23 of the Rules of the Court of Chancery, the terms of which are made part of this Stipulation of Settlement, and which order:
     (a) schedules a date for a hearing (i) to determine whether the Settlement is fair, reasonable and adequate and in the best interests of the Class, and should be approved and whether a judgment as provided in Paragraph 4 hereof should be entered thereon and (ii) to consider the applications by the attorneys for Plaintiffs for allowance of reasonable attorneys’ fees and reimbursement of Plaintiffs’ expenses (or, if such applications are not heard at such hearing, to reserve jurisdiction and set a date for subsequent hearing on such applications);
     (b) approves as to form the proposed (i) Notice of Proposed Class Action Settlement, Settlement Hearing, Right to Appear and Right to File Proof of Claim and Participate in Settlement (the “Notice”), (ii) Proof of Claim and Release (the “Proof of Claim”), and (iii) Summary Notice of Class Action Settlement and Hearing (the “Summary Notice”) annexed to the Hearing Order as Exhibits 1, 2, and 3, respectively; and directs the mailing of the Notice and Proof of Claim to the Class and the publication of the Summary Notice;
     (c) sets forth scheduling and procedures for the

20

implementation of the terms and conditions of the proposed Settlement, including procedures for opting out of the Class and filing objections to the Settlement by Class Members; and
     (d) certifies the Delaware Chancery Court Action pursuant to Rules 23(a) and 23(b)(3) as a class action, for settlement purposes, the Class being defined in Paragraph 1(d) hereof.
          4. Judgment to be entered by the Court. If the Stipulation of Settlement is approved by the Court, there shall be submitted to the Court for entry, the Order and Final Judgment (the “Judgment”) in the form annexed hereto as Exhibit B, the terms of which are made a part of this Settlement, and which terms shall include and provide the following:
     (a) determining that the Notice and Summary Notice were reasonable and proper and provided the best notice reasonably practicable under the circumstances;
     (b) approving the terms of the Settlement as fair, reasonable and adequate and in the best interests of the Plaintiffs and the Class and directing that the Stipulation of Settlement be consummated in accordance with its terms;

21

     (c) dismissing the First Supplemental Consolidated and Amended Complaint filed with the Court in Consolidated Action No. 10466 on the merits, with prejudice, and without costs, in favor of the Defendants and against Plaintiffs and the Class;
     (d) releasing and discharging the Defendants and each of their current or former parents, subsidiaries and affiliates, and their predecessors, successors and assigns, and all their current and former directors, officers, agents and representatives, including attorneys, accountants and investment bankers, from the Settled Claims;
     (e) permanently barring and enjoining the prosecution of the Settled Claims.
          5. Disposition of New York Supreme Court and Federal Court Actions. If the Stipulation of Settlement is approved by the Court and the Judgment is entered and becomes final as set forth in Paragraph 10(d) hereof, the parties shall promptly apply for, and use their best efforts to obtain, the entry of judgments in the New York Supreme Court Action and the Federal Court Action, including the Baker Action, dismissing the complaints in those actions on the merits, with prejudice and without costs, in favor of Defendants and against Plaintiffs and the Class.

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          6. Bar of Further Actions And Proceedings. Upon the entry of the Hearing Order, and until the Court’s determination of the motion to approve the Settlement, all Plaintiffs and each Class Member, individually, on behalf of the Class, and derivatively on behalf of CJI or Old or New Triangle, shall be barred and enjoined from prosecuting any claims which are Settled Claims.
          7. Release of Settled Claims. Upon condition that this proposed Settlement becomes effective pursuant to Paragraph 10 hereof, the Plaintiffs and all Class Members, on behalf of themselves, their heirs, executors and administrators, successors and assigns, and any persons they represent (collectively, the “Releasors”), for good and sufficient consideration, the receipt of which is hereby acknowledged, shall be deemed to have remised, released and forever discharged the Defendants, and each of their current and former parents, subsidiaries and affiliates, and their predecessors, successors and assigns, and all their current and former directors, officers, agents and representatives, including attorneys, accountants and investment bankers (the “Releasees”), from the Settled Claims.

23

          8. Transfer and Consolidation of the Baker Action to and With the Federal Court Action. The plaintiff in the Baker Action has actively participated and conducted discovery in the Actions and is a party to the Settlement. For purposes of effectuating the Settlement, he agrees that his action shall be transferred to the United States District Court for the Southern District of New York and there consolidated with the Federal Court Action. The parties hereto agree to take all steps necessary to effectuate the transfer of the Baker Action from the United States District Court for the Western District of Pennsylvania to the United States District Court for the Southern District of New York, and upon transfer, to cause it to be consolidated with the Federal Court Action.
          9. Option to Terminate. Defendants may elect not to proceed with the Settlement in the event that Old Triangle Shareholders or Merger Preferred Traders who held a material number of shares of Old Triangle Securities or Merger Preferred elect to be excluded from the Class and the Settlement. The shares of the Settled Institutional Investors shall not be considered. The determination of “material” for this purpose shall be made by counsel for Pechiney Corporation and P&M acting in good faith and upon reasonable basis.

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          10. Effective Date of the Settlement. The Stipulation of Settlement shall become effective only upon the satisfaction of each and all of the following conditions:
     (a) execution of this Stipulation of Settlement by Lead Counsel and counsel for Defendants;
     (b) the entry of the Hearing Order by the Court in substantially the form of Exhibit A hereto;
     (c) the entry of the Order and Final Judgment by the Court in substantially the form of Exhibit B hereto;
     (d) the Order and Final Judgment having become final, i.e., upon the third day after the time in which to appeal such Order and Final Judgment has expired without any appeal having been taken or, if such appeal is taken, the expiration of ten (10) days after such appeal shall have been finally determined by the highest court before which such review is sought in such manner as to permit the consummation of the Settlement contained in the Stipulation of Settlement in accordance with all of its terms and provisions; and
     (e) the entry of judgments dismissing on the merits, with prejudice and without costs, the New York Supreme Court Action and the Federal Court Action, including the Baker Action, by the courts in which they are pending, and said judgments having become final as defined in Paragraph 10(d) hereof.

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          11. Investment, Supervision and Distribution of Settlement Fund.
          (a) Plaintiffs’ Lead Counsel will invest the Settlement Fund in interest-bearing accounts or certificates of deposit, or U.S. Government securities with maturities of not more than 180 days, through the facilities of Citibank, N.A. of New York, New York, and First National Bank of Chicago, Illinois, or such other banking institutions as the Court may approve.
          (b) Plaintiffs’ Lead Counsel or their designee (the “Administrator”) acting on behalf of the Class, subject to the supervision, direction and approval of the Court, shall administer and calculate the claims submitted by Class Members and shall oversee distributions from the Settlement Fund. The Defendants shall have no responsibility for, interest in, or liability whatsoever with respect to the investment or distribution of the Settlement Fund or the processing of claims.
          (c) On and after the Payment Date, the Settlement Fund shall be applied, subject to the approval of the Court, as follows:
     (i) to pay Plaintiffs’ attorneys’ fees, costs, interest and expenses, including the fees and expenses of experts and consultants, if and only to the extent allowed by the Court. In this regard, it is agreed that the procedure for, and the allowance

26

or disallowance by the Court of, any applications by any of the Plaintiffs’ counsel for attorneys’ fees, costs, interest and expenses, including the fees and expenses of experts, to be paid out of the Settlement Fund, are not part of the Stipulation of Settlement, and any order or proceeding relating thereto shall not operate to delay or terminate the Stipulation of Settlement or affect its finality;
     (ii) to pay all costs and expenses incurred in connection with the giving of notice to, or other communications with, Class Members, locating Class Members, processing Proofs of Claim, administering and distributing the Settlement Fund, and all other expenses covered by Paragraphs 12 and 14 hereof;
     (iii) to pay or create an adequate reserve for all taxes which may be due from the Settlement Fund including income earned thereon;
     (iv) to pay the claims of all Authorized Claimants pursuant to the Plan of Allocation; provided, however, that in no event shall that portion of the Settlement Fund which represents interest earned after the Payment Date be distributed to Authorized Claimants unless and until all taxes owing by the Settlement Fund are paid or adequately provided for.

27

          (d) Pursuant to Paragraph 11(c)(iv) hereof, the Net Settlement Fund shall be distributed in accordance with the Plan of Allocation in full pro rata to all Authorized Claimants based on the ratio each Authorized Claimant’s Recognized Loss (as defined in the Plan of Allocation) bears to the aggregate of all Recognized Losses of Authorized Claimants, provided that there shall be an initial maximum cap on the per share distribution to each Authorized Claimant equal to the amount derived from application of the Settled Institutional Investors Formula (as defined in the Plan of Allocation) (the “Initial Maximum Cap”). If the per share amount available to be distributed to Authorized Claimants exceeds the Initial Maximum Cap, then in computing the actual per share payment to such Authorized Claimants, the 1,083,500 shares of Old Triangle Securities previously held by the Settled Institutional Investors shall be included for the purpose of determining the actual amount per share above the Initial Maximum Cap to be paid to such Authorized Claimants (the “Excess Distribution”). The Excess Distribution shall be paid to Authorized Claimants in Subclasses 1 and 2, and to the Settled Institutional Investors (c/o Willkie, Farr & Gallagher, as attorneys, or as otherwise directed in writing by the Settled Institutional Investors). The Excess Distribution shall not be payable to Authorized Claimants in Subclass 3, whose Recognized Loss, in accordance with the Plan of Allocation, cannot exceed $4.625 per share.

28

          (e) Except as provided in subparagraph (d) of this paragraph, there shall be no payment made from the Net Settlement Fund to the Settled Institutional Investors.
          (f) Other than the restrictions on the amount of distribution provided for in this Paragraph or in the Plan of Allocation, there shall be no limitation on the per share amount of payment to Authorized Claimants.
          (g) Upon execution of the Stipulation of Settlement, Pechiney Corporation and P&M shall cause to be paid to Plaintiffs’ Lead Counsel or their designees the sum of $100,000 (as an advance against the payment to be made pursuant to Paragraph 2 hereof) to be used to pay costs and expenses pursuant to Paragraph 12 hereof.
          12. Cost of Notice.
          (a) The parties agree that the cost of giving notice to the Class, as provided in Paragraph 3 hereof and the Hearing Order, including, without limitation, the expenses incurred for printing, handling and mailing, reimbursement of expenses of nominees and all costs of publication, shall be paid out of the Settlement Fund and shall not be borne by Defendants. If the Settlement for any reason does not become effective, Pechiney Corporation and P&M shall be entitled to refund of the unexpended portion of the $100,000 advance, paid pursuant to Paragraph 11(g) hereof, after provision for payment of unpaid costs and expenses pursuant to this Paragraph.

29

          (b) Defendants will make all records of names and addresses of Class Members in their possession, custody, or control available to Plaintiffs’ Lead Counsel and shall cooperate in the giving of notice to the Class.
          13. Procedures for Class Members Participating in the Settlement Fund.
          (a) In order to participate in the distribution of the Net Settlement Fund, a Class Member shall be required (i) to file a Proof of Claim in the manner and in accordance with the instructions provided therein, and (ii) to execute the Release contained in the Proof of Claim. The Proof of Claim must be submitted within the time prescribed in the Hearing Order unless such period is extended by order of the Court. Any Class Member who fails to submit a Proof of Claim within such period or any extended period shall be forever barred from receiving any payments pursuant to the Stipulation of Settlement and shall be deprived of the status of an Authorized Claimant, but shall in all other respects be bound by all of the terms of the Stipulation of Settlement and the Judgment entered herein. The Proof of Claim shall be deemed submitted when postmarked, if mailed, postage prepaid, and addressed in accordance with the instructions set forth in the Proof of Claim, or when received by Plaintiffs’ Lead Counsel or their designees, if not mailed.
          (b) Each person submitting a Proof of Claim shall

30

thereby be deemed to have submitted to the jurisdiction of the Court with respect to such claim, which claim will, if necessary, be subject to investigation and discovery under the Rules of the Court (provided that any such investigation and discovery shall be limited to the claimant’s status as a Class Member and the validity of such claim).
          (c) An Authorized Claimant shall be entitled to participate in the Net Settlement Fund in accordance with the Plan of Allocation.
          14. Administration Expenses. Plaintiffs’ Lead Counsel shall apply to the Court for payment from the Settlement Fund of all expenses, including taxes, incurred in connection with the administration and consummation of the Settlement (“Administration Expenses”), including the fees and costs of escrowees and custodians, if any; accountants and tax return preparers; shareholder search firms; and the customary time charges of legal, paraprofessional and clerical personnel and the fees of the Administrator. Defendants and their counsel shall have no responsibility for, or incur any liability with respect to, any failure on the part of attorneys for Plaintiffs or the Class or their designees to effectuate the notices, process the Proofs of Claim or otherwise administer the Settlement.

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          15. Attorneys’ Allowances and Plaintiffs’ Litigation Expenses.
          (a) The attorneys for Plaintiffs and the Class shall apply to the Court, at or subsequent to the Hearing on the Settlement, for an award of attorneys’ fees, and for reimbursement of Plaintiffs’ expenses incurred in the prosecution and settlement of this litigation. The award of fees and reimbursement of Plaintiffs’ expenses as may be allowed by the Court shall be payable out of the Settlement Fund to Lead Counsel, c/o Lowey, Dannenberg, Bemporad, Brachtl & Selinger, P.C., 747 Third Avenue, New York, New York 10017, on the Payment Date or, if the order approving such fees or reimbursement of expenses has not yet become final, the date on which such order becomes final. Interest shall be paid from the Settlement Fund on the expenses and fee allowances awarded calculated from the date of the award by the Court to the date of payment thereof, at the 90-day Treasury Bill rate applicable on the date of the award.
          (b) No application for legal fees or expenses will be made by Plaintiffs or any of their counsel in the New York Supreme Court Action, the Federal Court Action, or the Baker Action. Defendants will not be responsible for the payment of any legal fees or expenses of counsel for Plaintiffs. Defendants will not take any position concerning the fees and expenses to be applied for by Plaintiffs and their counsel.

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          16. Cooperation to Effectuate Agreement. The parties to the Stipulation of Settlement agree to cooperate in proceeding promptly to seek from the Federal Court and New York Supreme Court orders providing for the complete and final dismissal with prejudice of Defendants from all the Actions in accordance with the terms and conditions of the Stipulation of Settlement, and shall take all steps necessary, and shall otherwise use their best efforts, to effectuate the Stipulation of Settlement upon the terms and conditions contained herein, including the prompt funding of the Settlement Fund as set forth in Paragraph 2 hereof.
          17. No Admission by the Parties.
          (a) Defendants, without in any way acknowledging any fault or liability, have agreed to enter into the Stipulation of Settlement solely in order to put to rest all controversy and to avoid the further expense, inconvenience and distraction of this burdensome and protracted litigation.
          (b) The Stipulation of Settlement and all the documents related to it are not and shall not be construed to be admissions by any of the parties respecting the validity or invalidity of any of the claims asserted in the Actions or Defendants’ liability with respect to any claims, events, occurrences or transactions or any other alleged wrongdoing by them whatsoever, and neither the Stipulation of Settlement

33

nor the fact of its existence, nor any terms thereof, shall be offered or received in evidence, or in any way used against any party to the Settlement in any action or proceeding in any state or federal court, administrative agency, or other tribunal for any purpose whatsoever, by any party or other person, except to enforce compliance with the terms of the Stipulation of Settlement.
          18. Termination of Agreement. In the event the Stipulation of Settlement is not approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated on appeal, and such order reversing or vacating the Settlement becomes final by lapse of time or otherwise, or the Settlement otherwise does not become effective pursuant to Paragraph 9 or 10 hereof, then the Stipulation of Settlement, including the certification of the Class, shall be of no further force or effect and the Stipulation of Settlement and any amendment thereof shall be null and void, without prejudice to any party thereto, and each party shall be restored to his, her or its respective position as existed prior to the execution of the Stipulation of Settlement, except as provided in Paragraphs 2(e) and 12(a) hereof.
          19. Undistributed Funds. It is expressly understood that, should the Stipulation of Settlement be

34

finally approved and become effective, and should there be any funds from the Net Settlement Fund undistributed for any reason after administration of the Settlement, no portion thereof shall be returned to any Defendant.
          20. Authority of Plaintiffs’ Lead Counsel. As of the date of the Stipulation of Settlement, all Plaintiffs’ counsel have been informed as to the substance of the Settlement and no Plaintiff has objected. Plaintiffs’ Lead Counsel, on behalf of the Class, are authorized by all Plaintiffs’ counsel to take all appropriate action required or permitted to be taken by the Class pursuant to the Stipulation of Settlement to effectuate its terms, and are also authorized to enter into any modification or amendments of the Stipulation of Settlement on behalf of the Class which they deem appropriate.
          21. Miscellaneous.
          (a) The Stipulation of Settlement may not be amended or any of its provisions waived, except by a writing executed by attorneys for all the Defendants who have executed the Stipulation of Settlement and by Plaintiffs’ Lead Counsel.
          (b) The Stipulation of Settlement may be executed in two or more counterparts, all of which shall be considered

35

one and the same agreement, and shall become effective when the counterparts have been signed by each of the parties and delivered to the other parties.
          (c) The respective attorneys who execute the Stipulation of Settlement hereby severally represent by their signatures that they have been duly authorized by their client or clients to enter into the Settlement and to execute the Stipulation of Settlement.
          (d) All of the terms of the Stipulation of Settlement and the Exhibits hereto, as well as the administration of the Settlement, the funds on deposit, their investment and re-investment, and the distribution of the Settlement Fund shall be governed by the laws of the State of Delaware under the authority, custody and direction of the Court.
Dated: January ____, 1990

BIGGS & BATTAGLIA

By:

A Member of the Firm
1206 Mellon Bank Center
P.O. Box 1489
Wilmington, Delaware 19899

Liaison Counsel for Plaintiffs in the Delaware Chancery Court Action

36

LOWEY, DANNENBERG & BEMPORAD,
BRACHTL & SELINGER, P.C.

By:

A Member of the Firm
747 Third Avenue
New York, New York 10017

Co-Lead Counsel for Plaintiffs in the Delaware Chancery Court, New York Supreme Court and Federal Court Actions and Attorneys for Plaintiffs Tower Investment Club and Stephen Moskowitz

KAUFMAN, MALCHMAN, KAUFMANN & KIRBY

By:

A Member of the Firm
919 Third Avenue
New York, New York 10022

Co-Lead Counsel for Plaintiffs in the Delaware Chancery Court, New York Supreme Court and Federal Court Actions and Attorneys for Plaintiff Nathan Bley

SUSMAN, SAUNDERS & BUEHLER

By:

A Member of the Firm
Suite 620
Two First National Plaza
Chicago, Illinois 60603

Co-Lead Counsel for Plaintiffs in the Delaware Chancery Court, New York Supreme Court and Federal Court Actions and Attorneys for Plaintiff Louis Greenberg

37

SPECTER LAW OFFICES, P.C.

By:

A Member of the Firm
2230 Grant Building
Pittsburgh, Pennsylvania 15219

Attorneys for Plaintiff in the Baker Action

-and-

ABBEY & ELLIS
212 East 39th Street
New York, New York 10016

BERGER & MONTAGUE, P.C.
1622 Locust Street
Philadelphia, Pennsylvania 19103

BARRACK, RODOS & BACINE
1845 Walnut Street
Philadelphia, Pennsylvania 19103

BASKIN, SERVER, BERKE & WEINSTEIN
One North LaSalle Street
Suite 2800
Chicago, Illinois 60602

COHEN, MILSTEIN & HAUSFELD, P.C.
401 New York Avenue, N.W.
Washington, D.C. 20005

GENE MESH & ASSOCIATES
3133 Burnet Avenue
P.O. Box 29073
Cincinnati, Ohio 45229

HOLSTEIN, MACK & KLEIN
250 South Wacker Drive
Chicago, Illinois 60602

MEREDITH & COHEN, P.C.
17th & Samsom Streets
Philadelphia, Pennsylvania 19103

MUCH, SHELIST, FREED, DENENBERG,
AMENT & EIGER, P.C.
200 North LaSalle Street
Suite 2100
Chicago, Illinois 60601

38

POMERANTZ, LEVY, HAUDEK,
BLOCK & GROSSMAN
295 Madison Avenue
New York, New York 10017

STEVEN M. KRAMER & ASSOCIATES
124 West 60th Street
New York, New York 10023

STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017

TENZER, GREENBLATT, FALLON & KAPLAN
405 Lexington Avenue
New York, New York 10017

WOLF, POPPER, ROSS, WOLF & JONES
845 Third Avenue
New York, New York 10022

Attorneys for Plaintiffs in the Delaware Chancery Court, the New York Supreme Court and the Federal Court Actions.

39

POTTER ANDERSON & CORROON

By:

A Member of the Firm
350 Delaware Trust Building
P.O. Box 951
Wilmington, DE 19899-0951

-and-

PAUL, WEISS, RIFKIND, WHARTON &
GARRISON

By:

A Member of the Firm
1285 Avenue of the Americas
New York, New York 10019-6064

Attorneys for Defendants Nelson
Peltz and Peter W. May

RICHARDS, LAYTON & FINGER

By:

A Member of the Firm
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899

-and-

SHEARMAN & STERLING

By:

A Member of the Firm
153 East 53rd Street
New York, New York 10022

Attorneys for Defendants Pechiney Packaging Corporation (formerly Triangle Industries, Inc., which was formerly CJI Industries, Inc.), Trian Holdings, Inc., Steamboat Group, Inc. (formerly NPM Group, Inc.), Pechiney Corporation and Pechiney S.A.

40

MORRIS, NICHOLS, ARSHT & TUNNELL

By:

A Member of the Firm
Twelfth & Market Street
P.O. Box 1347
Wilmington, Delaware 19899

-and-

CAHILL GORDON & REINDEL
(A Partnership including Professional Corporations)

By:

A Member of the Firm
80 Pine Street
New York, New York 10005

Attorneys for Defendants Drexel Burnham Lambert Incorporated and The Drexel Burnham Lambert Group Inc.

ASHBY, McKELVIE & GEDDES

By:

A Member of the Firm
One Rodney Square
P.O. Box 1150
Wilmington, Delaware 19899

Attorneys for Defendants Edward R. Black, William J. Heffner, Merrill Krakauer, Frederick W. McCarthy, David E. Schwab II, Frank W. Considine, Irving Mitchell Felt, John D. Gray, John L. Hannigan, William N. Sick, Jr., Robert P. Reuss, Willis G. Ryckman III, Edward J. Simmons, Austin I. Super, Gerald Tsai, Jr. and Donald A. Engel

41

ECKERT, SEAMANS, CHERIN & MELLOTT

By:

A Member of the Firm
600 Grant Street
Pittsburgh, Pennsylvania 15219

Attorneys for Defendant Michael R. Milken

THIS IS AN IMPORTANT NOTICE CONCERNING YOUR RIGHTS.
READ IT CAREFULLY. DO NOT DISCARD.
PLEASE NOTE THE PROOF OF CLAIM ENCLOSED.
IT SHOULD BE COMPLETED AND POSTMARKED BY MAY 31, 1990.

IN RE TRIANGLE INDUSTRIES, INC.	)	Action No. 1
SHAREHOLDERS LITIGATION	)	State of Delaware
	)	Court of Chancery
)
	)	Consolidated Action
THIS DOCUMENT RELATES TO ALL ACTIONS	)	No. 10466
)
)
IN RE TRIANGLE INDUSTRIES, INC.	)	Action No. 2
SHAREHOLDERS’ LITIGATION	)	Supreme Court of the
	)	State of New York
	)	County of New York
THIS DOCUMENT RELATES TO ALL ACTIONS	)	Index No. 03608/89
)
)
IN RE TRIANGLE SECURITIES	)	Action No. 3
LITIGATION	)	United States
	)	District Court
	)	Southern District of
	)	New York
)
THIS DOCUMENT RELATES TO ALL ACTIONS	)	88 Civ. 8729 (MJL)
	)	(Consolidated)
)
NOTICE OF PROPOSED CLASS ACTION SETTLEMENT,
SETTLEMENT HEARING, RIGHT TO APPEAR,
AND RIGHT TO FILE PROOF OF CLAIM
AND PARTICIPATE IN SETTLEMENT

TO:	ALL PERSONS AND ENTITIES WHO (1) WERE RECORD OR BENEFICIAL OWNERS OF COMMON OR PARTICIPATING PREFERRED STOCK OF TRIANGLE INDUSTRIES, INC. AS OF MAY 27, 1988 OR THEREAFTER OR (2) WHO PURCHASED AND SOLD DURING THE PERIOD FROM JULY 8, 1988 TO NOVEMBER 21, 1988, 15-3/4% CUMULATIVE CONVERTIBLE JUNIOR PREFERRED STOCK OF TRIANGLE INDUSTRIES, INC.

PLEASE READ THIS NOTICE CAREFULLY. THIS NOTICE RELATES TO A PROPOSED SETTLEMENT OF THE CLASS ACTION LITIGATION REFERRED TO IN THE CAPTIONS IN AN AMOUNT APPROXIMATING $72 MILLION INCLUDING INTEREST. THIS NOTICE CONTAINS IMPORTANT INFORMATION REGARDING YOUR RIGHTS. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS, REASONABLENESS OR ADEQUACY OF THE PROPOSED SETTLEMENT, OR FROM PURSUING THE SETTLED CLAIMS.
EXHIBIT 1

YOU MAY BE A MEMBER OF THE CLASS FOR WHOM THIS ACTION IS BEING SETTLED AND IF YOU ARE A MEMBER OF THE CLASS YOU MAY BE ENTITLED TO RECEIVE A CASH PAYMENT UPON PROPER AND TIMELY FILING OF THE ENCLOSED PROOF OF CLAIM BY MAY 31, 1990.
     NOTICE IS HEREBY GIVEN pursuant to Order of the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) dated January ____, 1990, to advise you of the following:
     A hearing will be held before the Honorable Maurice A. Hartnett, III, Vice Chancellor of the Court of Chancery of the State of Delaware in the Public Building, 11th and King Streets, Wilmington, Delaware, on February ____, 1990, at ____ a.m., or at such adjourned dates as the Court may, without further notice, direct (the “Settlement Hearing”) for purposes of determining (a) whether the Stipulation and Agreement of Compromise and Settlement dated January ____, 1990 (the “Stipulation of Settlement”) and the terms and conditions of the settlement proposed therein (the “Settlement”), including a settlement fund of $70 million plus interest (the “Settlement Fund”), should be approved as fair, reasonable and adequate and in the best interests of the Class, and (b) if the Settlement is approved, the allowances to be made to the plaintiffs and their counsel for their legal fees and expenses to be paid from the Settlement Fund. If the Court approves the Settlement, the Court will enter a final judgment binding all members of the Class.

          The Court has reserved the right to adjourn the Settlement Hearing from time to time by oral announcement at the Settlement Hearing or any adjournment thereof, without further notice of any kind. The Court has also reserved the right to approve the Settlement with or without modifications and with or without further notice.
          Approval of the Settlement means that the Court will have entered a judgment approving the terms of the Stipulation of Settlement and directing consummation of all its terms and provisions and that judgment has become final and is no longer subject to an appeal.
          This notice will describe what rights you or, if you hold as nominee, your client or clients may have under the Stipulation of Settlement and what steps you may take with respect thereto.
          The description of the litigation and its background and the description of the Settlement which follow have been prepared by counsel for the parties. The Court has made no finding with respect to such matters, and this notice is not an expression by the Court as to the merits of any claim or defense asserted by the parties in these Actions.

I. Summary and Description of the Litigation
          On July 7, 1988, a merger between Triangle Industries Inc. (“Old Triangle”) and CJI Industries Inc. became effective (the “Triangle/CJI Merger”). That merger was voted upon by holders of record as of May 27, 1988 of Old Triangle common and participating preferred stock who received on the merger 15-3/4% cumulative convertible junior preferred stock (the “Merger Preferred”) which commenced to trade in the over-the-counter market on July 8, 1988 (the “Old Triangle Shareholders”). Triangle Industries Inc. changed its name to Trian Industries, and CJI Industries, Inc. changed its name to Triangle Industries Inc. (“New Triangle”). On November 21, 1988, Pechiney Corporation announced that New Triangle had agreed to become acquired by it. This Settlement is for persons who received Merger Preferred in connection with the Triangle/CJI Merger or who between July 8 and November 21, 1988 purchased that stock and sold it.
          After the November 21st announcement, 14 lawsuits were filed, which have since been consolidated in three courts (the “Actions”). Plaintiffs assert claims against various individuals and corporate entities (collectively, the “Defendants”), on behalf of themselves and the Class alleging, inter alia, breach of fiduciary duty and violations of federal securities laws and other federal and state laws in connection with the Triangle/CJI Merger.
          To better understand the description of the litigation, the claims in the Actions and the Settlement, you should be familiar with the following definitions:
     A. Definitions:
          (1) “Plaintiffs” means Harold L. Baker, Nathan Bley, Robert Cottle, Chester Friedman, Rayminnie D. Friedman, Hallmark Herman, Janice Garvey, Louis Greenberg, JJL Partners, David Kozin, Renee Kozin, Harry Lewis, Stephen Moskowitz, Edward Plato, Richard G. Radey, Ruffy Corporation, Lori Sirota and Tower Investment Club, one or more of whom received after July 7, 1988 shares of the Merger Preferred pursuant to the Triangle/CJI Merger or purchased and sold such securities in the open market prior to November 21, 1988.
          (2) “Defendants” means the following:
CJI Industries Inc., now known as Pechiney Packaging Corp. (“CJI” or “New Triangle”);
Triangle Industries Inc., now known as Trian Holdings Inc. (“Old Triangle” or “Trian”);
Nelson Peltz (“Peltz”);
Peter W. May (“May”);
NPM Group Inc., now known as Steamboat Group Inc.;

Pechiney Corporation, a Delaware corporation with its principal offices in the state of Connecticut;
Pechiney, S.A., a corporation organized under the laws of the Republic of France;
Drexel Burnham Lambert incorporated and The Drexel Burnham Lambert Group Inc.; and
the Individual Defendants.
          (3) “Individual Defendants” means the following: Edward R. Black, William J. Heffner, Merrill Krakauer, Frederick W. McCarthy, David E. Schwab II, Frank W. Considine, Irving Mitchell Felt, John D. Gray, John L. Hannigan, William N. Sick, Jr., Robert P. Reuss, Willis G. Ryckman III, Edward J. Simmons, Austin I. Super, Gerald Tsai, Jr., Donald A. Engel and Michael R. Milken.
          (4) “Person” means any individual, corporation, partnership, association, joint stock company, trust, unincorporated association, or any other type of legal entity.
          (5) “Merger Preferred” means the 15-3/4% Cumulative Convertible Junior Preferred Stock issued by New Triangle in exchange for the common stock or participating preferred stock of Old Triangle in connection with the CJI/Triangle Merger effective July 7, 1988.

          (6) The “Pechiney Announcement” means the announcement on November 21, 1988 by Pechiney Corporation that New Triangle agreed to be acquired by it.
          (7) “Triangle/CJI Merger” or “Merger” means the merger between a wholly-owned subsidiary of CJI and Old Triangle voted upon pursuant to a proxy statement dated June 8, 1988 and effective July 7, 1988.
          (8) “Class” means all Persons who either (i) were record or beneficial owners of common or participating preferred stock of Triangle Industries, Inc. (sometimes referred to as “Old Triangle”), each share of which was, or was entitled to be, pursuant to the CJI/Triangle Merger effective July 7, 1988, exchanged for $25 in cash and one share of Merger Preferred, or (ii) purchased and sold Merger Preferred shares before the Pechiney Announcement, and each of their respective successors in interest, immediate and remote, including transferees, but excluding (a) all Defendants, (b) members of the immediate families of the Individual Defendants, (c) the corporations controlled by any of the Defendants, (d) any person who served as officer or director of any of the corporate defendants at any time between July 7, 1988 and November 21, 1988 and any members of their families, (e) Primerica Corporation, and (f) Quantum

Fund N.V., Quantum Overseas N.V., Lupa Family Partners, Soros Fund Management and their officers, directors and affiliates.
          (9) “Subclass 1” means all Class Members who were Old Triangle Shareholders who held their shares of Merger Preferred until the opening of trading of the Merger Preferred on November 21, 1988.
          (10) “Subclass 2” means all Class Members who were Old Triangle Shareholders who sold or otherwise disposed of their shares of Merger Preferred prior to the opening of trading of Merger Preferred on November 21, 1988.
          (11) “Subclass 3” means all Class Members who purchased and thereafter sold shares of Merger Preferred between July 8, 1988 and the opening of trading of the Merger Preferred on November 21, 1988 (the “Merger Preferred Traders”).
          (12) The “Actions”:
     (1) Action No. 1 in Delaware Chancery Court means the following actions: Greenberg v. Peltz, et al., Civil Action No. 10466; Bley v. May, et al., Civil Action No. 10492; Garvey v. Peltz, et al., Civil Action No. 10495; and Cottle v. Peltz, et al., Civil Action No. 10620.
     (2) Action No. 2 in New York Supreme Court means the following actions: Tower Investment Club v. Peltz, Index No. 03608/89; Jaroslawicz v. Peltz,

et al., Index No. 25634/88; Plato v. Peltz, Index No. 002446/89; and Herman v. Peltz, et al., Index No. 05047/89.
     (3) Action No. 3 in Federal Court means the following actions: Bley v. Peter May, et al., 88 Civ. 8729; Friedman v. Peltz, et al., 88 Civ. 8915; Sirota v. Peltz, et al., 88 Civ. 8792; Kozin v. Peltz, et al., 89 Civ. 0653; Greenberg v. Peltz, et al., No. 88 Civ. 10094; and Baker v. Peltz, et al., 89 Civ. 0581.
     B. Further Background Facts
          On June 8, 1988, CJI and Old Triangle, through a joint proxy statement (the “Proxy Statement”), made disclosures and representations regarding the proposed Triangle/CJI Merger. On July 7, 1988, the Old Triangle Shareholders approved, and CJI and Triangle consummated, the Merger. When the Merger became effective, Old Triangle became a wholly-owned subsidiary of CJI. Old Triangle then changed its name to Trian Holdings, Inc. and CJI changed its name to Triangle Industries, Inc. (“New Triangle”).
          Under the terms of the Triangle/CJI Merger, the Old Triangle Shareholders exchanged approximately 18 million shares of the Common Stock, par value $1.00 per share, and

Participating Preferred Stock, par value $1.00 per share, of Old Triangle (the “Old Triangle Securities”) for $25 per share in cash and one share of Merger Preferred, valued at a minimum of $8.50 per share for purposes of the Merger, for an aggregate amount of $33.50 per share (the “Merger Price”). Through this exchange, New Triangle acquired all the Old Triangle Securities. The Old Triangle Shareholders, through the Merger Preferred, obtained approximately 5.4% of the voting power in New Triangle. Commencing on or about July 8, 1988, the Merger Preferred was traded on the over-the-counter market.
          On November 21, 1988, Pechiney Corporation announced that New Triangle had agreed to be acquired by Pechiney Corporation for approximately $1.26 billion (the “Pechiney Announcement”). Pursuant to the agreement, defendants Nelson Peltz and Peter W. May (collectively, “P&M”) sold all of their shares of 9.75% Cumulative Convertible Senior Preferred Stock of New Triangle (the “P&M Securities”) (convertible into New Triangle Class A Common Stock on a share-for-share basis) in exchange for $56 per share in the form of ten-year promissory notes of Pechiney Corporation in the amount of approximately $834 million. Also, all owners of New Triangle Class A Common Stock received $56 per share in cash (the “Pechiney Price”). In connection with its offer, Pechiney

Corporation agreed to cause the redemption of the Merger Preferred for $10.625 per share, so that the total Merger Price to be received by the Old Triangle Shareholders who held and continued to hold the Merger Preferred was increased from $33.50 to $35.625 (excluding dividends since issuance).
          One or more of the Actions seeks, inter alia, rescissory damages of at least the difference between the Merger Price (as increased by the redemption of the Merger Preferred) and the Pechiney Price or, alternatively, the benefit of the bargain that the Old Triangle Shareholders allegedly would have received had Defendants made full disclosure in connection with the Merger, including a valuation of Triangle’s future earnings power, valued prospectively from July 7, 1988, with interest.
          Defendants deny all material allegations asserted in the Actions. Defendants assert that the claims alleged in the Actions lack merit, that Defendants have meritorious defenses to those claims (including the defense that the purported plaintiff Class released such claims and that such claims are barred by a prior order of the Court), that Defendants acted at all times in a legal and proper manner, and that the Court and the courts in which the other suits are pending should enter judgments dismissing the Actions.

II. The Proposed Settlement and The Position of the Parties
          The Settlement provides for Plaintiffs and the Class to receive a total of seventy million ($70,000,000) dollars, consisting of $62,000,000 of additional consideration for the Old Triangle Securities and the Merger Preferred and $8,000,000 in interest thereon through December 31, 1989, plus simple interest at the rate of 6.5% per annum from January 1, 1990 to the date the fund is created (the “Settlement Fund”). This sum will be deposited with Plaintiffs’ Lead Counsel to be administered under the supervision of the Court.
          Counsel for Plaintiffs in the Actions have conducted a thorough and intensive examination into the facts relating to the matters set forth in the complaints in the Actions, reviewing numerous documents, taking depositions and otherwise investigating the facts and reviewing the applicable law. In addition, Plaintiffs’ counsel conducted discussions and arm’s length negotiations with representatives of Defendants, with a view to settling the issues in dispute so as to achieve the best relief possible consistent with the best interests of the Class.
          Based on their investigation and pretrial discovery in the Actions, Plaintiffs’ attorneys have concluded that the Settlement is fair, reasonable and beneficial to and in the best interests of the Class. Plaintiffs have agreed to settle the Actions, pursuant to the terms and provisions of the Stipulation of Settlement, after considering (1) the substantial benefits that members of the Class will receive from the Settlement, (2) the attendant risks of litigation and (3) the conclusion of Plaintiffs’ counsel that the Settlement provided for is fair, reasonable and adequate and in the best interests of the Class.
          The Defendants vigorously deny all liability with respect to any and all of the facts or claims alleged in the Actions, but consider it desirable that the Actions should be settled and thus terminated because the Settlement, and the attendant dismissal of the Actions, will avoid the substantial expense, inconvenience and distraction of continued litigation, and will finally put to rest Plaintiffs’ claims.
III. The Effect of Court Approval of the Settlement
          If the Court approves the Settlement, and that approval becomes final and the Settlement becomes effective (See Section IV below) the Actions shall be dismissed on the merits, with prejudice, and the Settlement Fund will be established. Thereafter, the Settlement Fund will be administered. Upon entry of an order of distribution by the Court, the Settlement Fund, plus interest earned thereon, less Plaintiffs’ attorneys’ fees and litigation expenses, as awarded by the Court (see Section VIII below), less the expenses of administering the Settlement, and less payment of applicable taxes, the amount of which shall have been approved by the Court (the “Net Settlement Fund”), shall be distributed to each Class Member who submits a timely and adequate Proof of Claim in proper form which substantiates his, her or its entitlement to share in the Net Settlement Fund (“Authorized Claimant”).
          Establishment of the Settlement Fund and the Court’s final approval of the Settlement shall settle all claims asserted in the complaints in the Actions or which could have been asserted by any Plaintiff or Class Member, individually, or on behalf of the Class, or derivatively on behalf of CJI or Old or New Triangle, in any state or federal court, any administrative agency, or any other tribunal, based upon the allegations in the Actions or in connection with, arising out of, or in any way relating to, or involving, directly or indirectly, the matters or transactions referred to therein, or the Stipulation of Settlement or the Settlement, other than claims to enforce the Settlement and the provisions of the Stipulation of Settlement (the “Settled Claims”). All Plaintiffs and each Class Member, individually or on behalf of the Class, and derivatively on behalf of CJI or Old or New Triangle, shall be barred and enjoined from prosecuting any claims which are Settled Claims. All Plaintiffs and all members of the Class, on behalf of themselves, their heirs, executors and administrators, successors and assigns, and any persons they represent, shall be deemed to have remised, released and forever discharged the Defendants, and each of their current and former parents, subsidiaries and affiliates, and their predecessors, successors and assigns, and all their current and former directors, officers, agents and representatives, including attorneys, accountants and investment bankers, from the Settled Claims.
          The Settlement is subject to several conditions in addition to the Court’s approval. Defendants have reserved the right to withdraw from the Settlement if Class Members holding a material number of shares of Old Triangle Securities or Merger Preferred file Requests for Exclusion. See Section VI. C. below.
IV. Dismissal of Action No. 2 and Action No. 3
          The Settlement is also subject to dismissal of the Actions in the New York Supreme Court and the Federal Court in New York. The Settlement will not become effective until all complaints in all Actions in all courts have been dismissed with finality. A Stipulation of Dismissal without further notice to you will be submitted to the New York Supreme Court. A proposed Stipulation of Dismissal has already been submitted to the Federal Court in New York providing for dismissal of that Action without further notice upon final approval of the Stipulation of Settlement by the Court of Chancery of the State of Delaware. This Notice has been adopted by the Federal Court and no further notice will be sent to you.
V. The Settlement Classes
          For purposes of the Settlement only, the Court has certified the litigation embraced by the complaints as a class action on behalf of all persons who either (i) were Old Triangle Shareholders, or (ii) purchased and sold Merger Preferred shares before the Pechiney Announcement, and each of their respective successors in interest, immediate and remote, including transferees; and has certified Subclass 1, Subclass 2 and Subclass 3.
          Excluded from the Class are (a) all Defendants, (b) members of the immediate families of the Individual Defendants, (c) the corporations controlled by any of the Defendants, (d) any person who served as officer or director of any of the corporate defendants at any time between July 7, 1988 and November 21, 1988, and any members of their families, (e) Primerica Corporation, and (f) Quantum Fund N.V., Quantum Overseas N.V., Lupa Family Partners, Soros Fund Management and their officers, directors, and affiliates.

VI. The Rights of Plaintiff Class Members
          Pursuant to Rule 23(c) of the Rules of the Court, all potential members of the Class have the following rights:
          A. Inclusion in the Class
          If you are eligible for inclusion in the Class, you will be included in that Class automatically and will be bound by the Stipulation of Settlement and the Settlement, if approved by the Court, unless you specifically request to be excluded from the Class under the procedures described in this Notice.
          If you decide to remain as a member of the Class and wish to participate in the distribution of the Net Settlement Fund, you must file a Proof of Claim as described in this Notice. Eligible members of the Class who do not request exclusion would participate in the Net Settlement Fund if the Settlement is approved by the Court and becomes effective. If you remain as a member of the Class, you would be represented by counsel for the Class, led by Plaintiffs’ Lead Counsel. Counsel for the Plaintiffs and the Class would be compensated out of the Settlement Fund in an amount allowed by the Court. See Section VIII below.

          B. Entry of a Separate Appearance
          If you wish to participate as a member of the Class in the present action but do not wish to be represented by counsel for the Class, you must enter an appearance in person or through legal counsel of your choice and at your own expense. Such an appearance must be filed with the Court on or before February        , 1990. Copies of the notice of such appearance must be sent to the following: Victor F. Battaglia, Esq., Biggs & Battaglia, 1206 Mellon Bank Center, P.O. Box 1489, Wilmington, Delaware 19899, Liaison Attorneys for Plaintiffs; Richard B. Dannenberg, Esq., Lowey, Dannenberg, Bemporad, Brachtl & Selinger, P.C., 747 Third Avenue, New York, New York 10017; Arthur T. Susman, Esq. Susman, Saunders & Buehler, Two First National Plaza, Suite 620, Chicago, Illinois 60603; Irving Malchman, Esq., Kaufmann Malchman Kaufmann & Kirby, 919 Third Avenue, New York, New York 10022, Plaintiffs’ Lead Counsel; and to R. Franklin Ballotti, Esq., Richards, Layton & Finger, One Rodney Square, P.O. Box 551, Wilmington, Delaware 19899, Attorneys for certain Defendants.
          Any member of the Class who does not file his appearance in the manner provided for above shall be deemed to have waived his right to do so.

          C. Exclusion from the Class
          You have a right to be excluded from the Class, if you so desire. If you request exclusion from the Class, you will not be bound by, nor participate in, the Settlement or any other determination, favorable or unfavorable, with respect to the issues in these Actions, you will not receive any distribution from the Settlement Fund and you will be free to pursue whatever legal rights you have.
          If you wish to be excluded from the Class, you must send a written Request for Exclusion to:
Triangle Shareholders Securities Litigation
Post Office Box 3592
Grand Central Station
New York, New York 10163
ALL REQUESTS FOR EXCLUSION THAT ARE SUBMITTED BY MAIL MUST BE POSTMARKED NO LATER THAN February        , 1990. REQUESTS FOR EXCLUSION THAT ARE SUBMITTED OTHER THAN BY MAIL MUST BE RECEIVED AT THE ABOVE ADDRESS NO LATER THAN February        , 1990.
Each request for exclusion must state: (a) the name, address and telephone number of the Person seeking exclusion; (b) the number of Merger Preferred shares acquired during the Class Period by the Person seeking exclusion, the date acquired and, if purchased, the price of each purchase; and (c) the number of Merger Preferred shares, if any, sold during the Class Period or thereafter by the Person seeking exclusion and the date and proceeds of each sale. Each Request for Exclusion must state that the requestor wishes to be excluded from the Class and must be signed by or on behalf of the requestor (or, if the securities are jointly owned, by or on behalf of all requestors).
VII. Right to Appear
          At the Settlement Hearing, the Court will hear arguments on whether it should approve the Settlement as fair, reasonable and adequate and in the best interests of the Class.
          Any member of the Class who objects to the Settlement, to the Final Order and Judgment proposed to be entered herein, or to the fees and reimbursement of expenses to be awarded to counsel for the Class may appear personally or by counsel at the Settlement Hearing and present any evidence or argument that may be proper and relevant to show cause why the Settlement should not be approved, or the proposed Order and Final Judgment should not be entered, or the application for attorneys’ fees and expenses should not be granted; provided, however, that no member of the Class shall be heard or entitled to contest the approval of the Settlement and, if approved, the Order and Final Judgment to be entered thereon and the allowance of fees and expenses to

Plaintiffs’ counsel, and no papers, briefs, pleadings or other documents submitted by any such Person shall be received and considered by the Court (except by order of the Court for good cause shown), unless, no later than ten (10) days prior to the Settlement Hearing, (a) a notice of intention to appear, (b) a detailed statement of such Person’s specific objections to any matter before the Court, and (c) the grounds therefor and any reasons for such Person desiring to appear and to be heard, as well as all documents and writings which such Person desires the Court to consider, shall be filed by such Person with the Register in Chancery, Court of Chancery, Public Building, 11th and King Streets, Wilmington, Delaware 19801, and, on or before the date of such filing, shall be served by hand or overnight mail upon the following counsel:
Victor F. Battaglia, Esq.
Biggs & Battaglia
1206 Mellon Bank Center
P.O. Box 1489
Wilmington, Delaware 19899
(302) 655-9677
Liaison Attorneys for Plaintiffs
in the Delaware Chancery Court Action
Richard B. Dannenberg, Esq.
Lowey, Dannenberg, Bemporad,
    Brachtl & Selinger, P.C.
747 Third Avenue
New York, New York 10017
Arthur T. Susman, Esq.
Susman, Saunders & Buehler
Two First National Plaza, Suite 620
Chicago, Illinois 60603

Irving Malchman, Esq.
Kaufmann Malchman Kaufmann & Kirby
919 Third Avenue
New York, New York 10022
Plaintiffs’ Lead Counsel
R. Franklin Ballotti, Esq.
Richards, Layton & Finger
One Rodney Square, P.O. Box 551
Wilmington, Delaware 19899
Attorneys for certain corporate Defendants
          ANY PERSON WHO FAILS TO OBJECT IN THE MANNER DESCRIBED ABOVE WILL HAVE WAIVED SUCH OBJECTION AND WILL BE FOREVER BARRED FROM RAISING SUCH OBJECTION.

VIII. Application for Attorneys’ Fees and Expenses
          If the terms of the Stipulation of Settlement are approved by the Court, counsel for the Class intend to apply to the Court for an award of attorneys’ fees in an amount not to exceed 20% of the Settlement Fund for services in the Actions, plus actual out-of-pocket litigation expenses incurred in the prosecution of the Actions by counsel for the Class in an amount not to exceed $150,000.
          The payment of fees and reimbursement of litigation expenses as requested are subject to determination and approval by the Court. There can be no assurance that the Court will grant Plaintiffs’ request. They will not be allowed or paid unless the Settlement becomes effective, except as to the expenses of printing, mailing, and otherwise giving notice of this Settlement and of identifying and locating Class members.
          Pursuant to the Stipulation of Settlement, the award of fees and expenses to counsel for the Class would be paid from the Settlement Fund before any distribution to members of the Class. Members of the Class are not personally liable for any fees and expenses. Defendants will take no position with respect to the request of counsel for the Class for an award of fees and expenses.
          If the Settlement becomes effective, Court approved

administration expenses incurred in administering the Settlement will be charged to the Settlement Fund.
IX. Distribution of Proceeds of the Settlement
          If you acquired Merger Preferred shares (i.e. , you owned Old Triangle common or participating preferred stock and/or purchased the 15-3/4% Cumulative Convertible Junior Preferred Stock), and do not request exclusion from the Class pursuant to the procedures described above, you may be entitled to participate in the Settlement. If you wish to participate in the Settlement, you must file on or before May 31, 1990, a substantially complete Proof of Claim and Release in the form transmitted with this Notice (the “Proof of Claim”). You must execute the Release in the form and content contained in the Proof of Claim releasing each of the Defendants, as reflected therein. Your claim to participate in the Settlement will not be allowed if you have not timely and properly submitted an executed Proof of Claim.
          Each Proof of Claim will be subject to examination and investigation under the Rules of the Court and an ultimate validation by the Court.
          Your Proof of Claim must be submitted to the following address:

Triangle Shareholder Securities Litigation
Post Office Box 3592
Grand Central Station
New York, New York 10163
          Plaintiffs’ Lead Counsel or their designees (the “Administrator”) would, subject to the supervision, direction and approval of the Court, determine whether such claims should be paid and would determine the allocation of the portion of the Net Settlement Fund to be paid on each claim.
          If Plaintiffs’ Lead Counsel recommend that your claim be denied in whole or in part, you would be given notice of that fact and the opportunity for a review of that recommendation by the Court. The Court would have authority to make all final decisions regarding the administration of the Settlement, payments to members of the Class and all disputed questions of law and fact with respect to the validity and allowable amount of any claim to participate in the Settlement.
          A. The Plan of Allocation
          The claims of Class members whose Proofs of Claims are allowed (the “Authorized Claimants”) will be paid from the Net Settlement Fund based on the aggregate claims filed and allowed.
          The Net Settlement Fund is the amount of money that will be remaining in the Settlement Fund after payment, pursuant to Court order, of all expenses of administering the Settlement, the withholding and payment of taxes due, if any, on the Settlement Fund, and the payment of Plaintiffs’ litigation expenses and allowances for attorneys’ fees for all counsel for Plaintiffs in all of the Actions.
          Pursuant to the Plan of Allocation, annexed to the Stipulation of Settlement, the Net Settlement Fund shall be distributed to all Authorized Claimants based on the ratio each Authorized Claimant’s Recognized Loss (described below) bears to the aggregate of the Recognized Losses of all Authorized Claimants.
          THE AMOUNT YOU WILL RECEIVE FROM THE NET SETTLEMENT FUND SHOULD YOU FILE A VALID AND TIMELY PROOF OF CLAIM AND IT IS ALLOWED (IN WHOLE OR IN PART) WILL DEPEND UPON THE AMOUNT OF YOUR CLAIM AS ALLOWED FOR PURPOSES OF THE SETTLEMENT, THE NUMBER OF CLAIMS FILED, AND THE AGGREGATE AMOUNT OF ALL CLAIMS ALLOWED. SEE SECTION “E” BELOW.
          B. The Initial Maximum Cap
          The initial per share distribution to all Authorized Claimants, regardless of Recognized Loss, will be subject to a cap equal to the per share amount previously accepted in settlement of their claims by certain institutional investors who held 1,083,500 shares of Old Triangle Securities (the

“Settled Institutional Investors”), i.e. , $4.38 plus interest thereon at the rate of 9% per annum from January 27, 1989 to the date of payment to Authorized Claimants (the “Initial Maximum Cap”). If the per share amount available for distribution to Authorized Claimants exceeds the Initial Maximum Cap, then the Recognized Loss attributable to the 1,083,500 shares of Old Triangle Securities previously held by the Settled Institutional Investors shall be added to the Recognized Loss of all Authorized Claimants. The Settled Institutional Investors shall be deemed to be members of Subclass 2, but there shall be set off against any distribution to them an amount equal to the Initial Maximum Cap multiplied by 1,083,500 shares. No Authorized Claimant in Subclass 3 will have a Recognized Loss greater than the Initial Maximum Cap.
          C. Subclass 1 and Subclass 2
          Members of Subclass 1 and Subclass 2 are Old Triangle Shareholders who received, or were entitled to receive, on the Triangle/CJI Merger, $25.00 in cash and one share of Merger Preferred for each share of Old Triangle Securities held. The difference between the two subclasses is that, by having sold into the marketplace prior to the Pechiney Announcement, when the market price of the Merger Preferred traded in a range of $6–$8 per share, Class members in Subclass 2 lost the benefit of redeeming their Merger Preferred stock at $10.625 per share, but gained use of the sums received for an additional time.

          Each member of Subclass 1 who files a Proof of Claim that is allowed shall be deemed, in the first instance, to have a Recognized Loss of $20 for each share of Merger Preferred received as a result of the Triangle/CJI Merger. Each member of Subclass 2 shall be entitled to the same Recognized Loss of $20 per share, plus an additional Recognized Loss, over and above the $20 per share, of the difference between $10 per share and the actual sales price per share of the Merger Preferred (excluding commissions and other expenses).
          For example, if an Authorized Claimant owned as of May 27, 1988, 200 shares of Old Triangle common stock (or 200 shares of Old Triangle participating preferred stock), the Authorized Claimant would have been entitled to receive, effective July 7, 1988, and should have received sometime thereafter, not only $5,000 in cash, but also 200 shares of New Triangle Merger Preferred. Assuming that the Authorized Claimant sold 100 shares of Merger Preferred at $7 per share in the open market after July 7, 1988, and retained the balance of 100 shares until November 21, 1988 or thereafter, then, for purposes of the Settlement, the Recognized Loss for which that Authorized Claimant will be entitled to be credited is as follows: (i) with respect to the 100 shares retained (Subclass 1), the Recognized Loss for each share is $20 (or an aggregate of $2,000); (ii) with respect to the 100 shares sold at $7

(Subclass 2), the Recognized Loss is $20 per share (or an aggregate of $2,000), plus the difference between $10 and $7, or $3 per share (or an aggregate of $300), for a total of $2,300. Thus, under the terms of the Settlement, the maximum Recognized Loss of that Authorized Claimant would be $2,000 in Subclass 1 and $2,300 in Subclass 2, for a combined total of $4,300. However, the Authorized Claimant will receive a lesser amount based upon a pro rata distribution from the Net Settlement Fund, as described herein.
          D. Subclass 3
          Subclass 3 consists of all Authorized Claimants who purchased shares of Merger Preferred after July 8, 1988 and sold those shares before the opening of trading on November 21, 1988 (“Merger Preferred Traders”). The Recognized Loss for Authorized Claimants in Subclass 3 shall be 20% of the difference between $10 per share and the actual sales price of each share of Merger Preferred (excluding commissions and other expenses), but in no event greater than the Initial Maximum Cap.
          For purposes of the Plan of Allocation, no Authorized Claimant in any subclass shall be entitled to a Recognized Loss per share for any share of Merger Preferred received as an in-kind dividend.

          E. Pro Rata Allocation Among Classes
          It is anticipated that the aggregate dollar amount of Recognized Losses of Authorized Claimants in all three subclasses will exceed the amount of the Net Settlement Fund and that Authorized Claimants will, therefore, receive only a pro rata portion of their Recognized Loss, i.e. an amount based on the ratio which the Authorized Claimant’s Recognized Loss bears to the total of all Recognized Losses for all Authorized Claimants.
     The pro rata allocation would be calculated as follows:
     (1) All of the Recognized Losses of all Authorized Claimants will be aggregated.
     (2) The Net Settlement Fund will be divided by the aggregate of all Recognized Losses.
     (3) For each $1.00 of Recognized Loss sustained by an Authorized Claimant, that Authorized Claimant will receive a per share allocation equal to the percentage quotient obtained as a result of the division in Paragraph (2).
     (4) If the per share allocation available for distribution to Authorized Claimants in Subclasses 1 and 2 exceeds the Initial Maximum Cap, then the Settled Institutional Investors shall share pro rata as though members of Subclass 2, but any distribution to the Settled Institutional Investors shall be reduced by an amount per share equal to the Initial Maximum Cap.

     (5) Authorized Claimants in Subclass 3 will not receive a per share allocation greater than the Initial Maximum Cap.
          DISTRIBUTION TO AUTHORIZED CLAIMANTS FROM THE NET SETTLEMENT FUND WILL CONSIST OF PRINCIPAL AND INTEREST COMPONENTS AND MAY BE TAXABLE TO THE RECIPIENT, IN WHOLE OR IN PART. AUTHORIZED CLAIMANTS RECEIVING A DISTRIBUTION IN CONNECTION WITH THE SETTLEMENT SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE PROPER TAX TREATMENT OF SUCH DISTRIBUTION.
          The foregoing is only a summary of the terms of the Settlement as set forth in the Stipulation of Settlement and the exhibits thereto. This summary should be read in conjunction with, and as qualified in its entirety by, reference to the text of the Stipulation of Settlement and the exhibits thereto.
X. No Further Notice Required
          The Stipulation of Settlement may be amended without further notice to you, subject to Court approval. The Court has reserved the right to approve the Stipulation of Settlement, with or without further notice to the Class, and to adjourn the date of the Settlement Hearing from time to time without further notice to the Class.

XI. Request to Brokers and Other Nominees
          The Court requests all brokers, dealers, banks, voting trustees and other nominees for Old Triangle common and participating preferred stock and of New Triangle 15-3/4% Cumulative Convertible Junior Preferred Stock to forward promptly a copy of this Notice to the beneficial owners of such shares. Additional copies of this Notice can be duplicated. Brokers and other nominees may furnish the names and addresses of the persons or entities on whose behalf they held shares to Richard B. Dannenberg, Esq. , Lowey, Dannenberg, Bemporad, Brachtl & Selinger, P.C., 747 Third Avenue, New York, New York 10017, one of Plaintiffs’ Lead Counsel, who will cause the Notice to be mailed to such beneficial owners.
XII. Papers Available for Inspection
          The foregoing description of the background of the Actions, the complaints in the Actions, the activities leading to the Stipulation of Settlement, the terms and conditions of the Stipulation of Settlement, the Settlement Hearing, the Order and Final Judgment to be entered, and all other matters described herein, are only summaries thereof and do not purport to be all inclusive. For a more detailed statement of the Actions and terms of the Settlement, you are referred to the pleadings, the Stipulation of Settlement and the other documents filed with this Court and the other courts in the Actions. The papers in the Delaware Action may be inspected at the Office of the Register in Chancery, Court of Chancery, Public Building, 11th and King Streets, Wilmington, Delaware 19801 during normal business hours. Inquiries regarding the proposed Settlement should be directed to counsel for the Plaintiffs as noted above. PLEASE DO NOT CONTACT THE COURT OR THE REGISTER IN CHANCERY FOR INFORMATION.

Dated: January ____, 1990	By Order of the Chancellor of the State of Delaware

/s/ John D. Kelly, III Register in Chancery
Court of Chancery
Public Building
11th and King Streets
Wilmington, Delaware 19801

Getty Family Trust v. Peltz
(Mountleigh)

12 of 33 DOCUMENTS
THE GORDON P. GETTY FAMILY TRUST, Plaintiff, v. NELSON PELTZ,
PETER W. MAY, LEON KALVARIA, MOUNTLEIGH HOLDINGS — NP I, INC.,
MOUNTLEIGH HOLDINGS — NP II, INC., and MOUNTLEIGH HOLDINGS —
PWM I, INC., Defendants. MOUNTLEIGH HOLDINGS — NP I, INC.,
MOUNTLEIGH HOLDINGS — NP II, INC., and MOUNTLEIGH HOLDINGS —
PWM I, INC., Counterclaim-Plaintiffs, v. THE GORDON P. GETTY FAMILY
TRUST, Counterclaim-Defendant. NELSON PELTZ, PETER W. MAY, et al.,
Third-Party Plaintiffs, v. MARC E. LELAND, Third-Party Defendant.
93 Civ. 3162 (DAB)
UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF
NEW YORK
1998 U.S. Dist. LEXIS 3945
March 26, 1998, Decided
March 27, 1998, Filed
DISPOSITION: [*1] Defendants’ motion for summary judgment on Plaintiff’s claims of common law fraud, negligent misrepresentation and breach of warranty under New York law DENIED. Defendants’ motion for summary judgment on the counterclaim DENIED.
CASE SUMMARY:
PROCEDURAL POSTURE: Defendants, a company and associated entities, filed a motion for summary judgment in plaintiff trust’s action for fraud, negligence, and breach of contract.
OVERVIEW: On two occasions, the trust purchased shares in the company. While the first purchase was being negotiated, the company’s agent made a number of representations regarding the company’s status, which the trust claimed deliberately concealed the company’s troubled financial status. The company was censured by the London Stock Exchange for violation of its Model Code because the sale of shares to the trust occurred during a 60-day “closed period” prior to release of the company’s operation results. The company subsequently went into receivership and the trust suffered a loss on its investment. The company’s motion for summary judgment was denied because, though the trust was a sophisticated investor, there was a question of fact as to whether it was reasonable for the trust to rely on the company’s representations. The trust’s negligent misrepresentation claim did not fail as a matter of law because the trust showed that the transaction was not a strictly arms-length commercial transaction. The representative had a special relationship with trust because he had previously served as the trust’s investment advisor.
OUTCOME: The court denied the company’s motion for summary judgment.
LexisNexis(R) Headnotes
Civil Procedure > Summary Judgment > Summary Judgment Standard
[HN1] Summary judgment may be granted only when there is no genuine issue of material fact remaining for trial, and the moving party is entitled to judgment as a matter of law. Fed. R. Civ. P. 56(c). The plain language of Rule 56(c) mandates the entry of summary judgment against a party who fails to make a showing sufficient to establish the existence of an element essential to that party’s case, and on which that party will bear the burden of proof at trial. As a general rule, all ambiguities and all inferences drawn from the underlying facts must be resolved in favor of the party contesting the motion, and all uncertainty as to the existence of a genuine issue for trial must be resolved against the moving party. Viewing the evidence produced in the light most favorable to the nonmovant, if a rational trier could not find for the nonmovant, then there is no genuine issue of material fact and entry of summary judgment is appropriate.

1998 U.S. Dist. LEXIS 3945, *
Torts > Business & Employment Torts > Deceit & Fraud
[HN2] To sustain a claim of common law fraud under New York law, a plaintiff must show that (1) the defendant made a material false representation, (2) the defendant intended to defraud the plaintiff thereby, (3) the plaintiff reasonably relied upon the representation, and (4) the plaintiff suffered damage as a result of such reliance. Common law fraud claims must be supported by factual allegations demonstrating the plaintiff’s actual, direct reliance on the misrepresentation or omission.
Torts > Business & Employment Torts > Negligent Misrepresentation
[HN3] To support a claim of negligent misrepresentation under New York law, a plaintiff must establish (1) carelessness in imparting words (2) upon which others were expected to rely (3) upon which they did act or failed to act (4) to their damage; further, (5) the author must express the words directly, with knowledge they will be acted upon, to one whom the author is bound to by some relation of duty or care. A defendant is not liable for negligent misrepresentation unless a prior relationship existed between the defendant and plaintiff.
Torts > Business & Employment Torts > Negligent Misrepresentation
[HN4] In the commercial context, a duty to speak with care exists when the relationship of the parties is such that in morals and good conscience the one has the right to rely upon the other for information.
Torts > Products Liability > Breach of Warranty
[HN5] To prevail on a claim for breach of warranty under New York law, a plaintiff must show damage suffered from the breach of an express warranty that plaintiff relied upon as part of a contract. The critical question is whether the buyer believed he or she was purchasing the seller’s promise as to the truth of the warranted information. A claim for breach of warranty does not require a showing that plaintiff believed that the actual assurances in the warranty would be fulfilled, but rather a showing that the warranty was bought and breached.
COUNSEL: John S. Kiernan, Kyra K. Bromley, Of Counsel, DEBEVOISE & PLIMPTON, Jeffrey E. Glen, Of Counsel, BERWIN LEIGHTON, New York, New York, FOR PLAINTIFF.
Max Gitter, Stephen L. Saxl, Lynn B. Oberlander, Of Counsel, PAUL, WEISS, RIFKIND, WHARTON & GARRISON, New York, New York, FOR DEFENDANTS, COUNTERCLAIM PLAINTIFFS, AND THIRD-PARTY PLAINTIFFS.
JUDGES: DEBORAH A. BATTS, United States District Judge.
OPINION BY: DEBORAH A. BATTS
OPINION:
     MEMORANDUM AND ORDER
DEBORAH A. BATTS, United States District Judge.
     This action arises out of a 1991 purchase by Plaintiff, The Gordon P. Getty Family Trust (the “Trust”), of approximately $ 44.5 million in shares of Mountleigh Holdings (“Mountleigh”), followed by an additional purchase of approximately $ 28 million in shares, less than one year before Mountleigh went into receivership. In relation to that transaction, Plaintiff alleges common law fraud, negligence, and breach of contract under New York State law. Defendants have [*2] counterclaimed for breach of contract by the Trust and third-party plaintiff Marc Leland. Defendants now move for summary judgment pursuant to Rule 56(c) of the Federal Rules of Civil Procedure.
     For the reasons discussed below, the Court denies Defendants’ summary judgment motion.
     I. BACKGROUND
A. Factual Background
     The Getty Trust, a California trust with approximately $ 1 billion in assets, is managed by Gordon Getty as Managing Trustee. (Defs.’ 3(g) PP 4-5). n1 Marc Leland (“Leland”), the chief financial advisor to the Getty Trust since 1984, also served as the Trust’s attorney-in-fact in connection with its investment in Mountleigh. (Defs.’ 3(g) PP 6, 8). The Trust made its decision to purchase Mountleigh shares on the recommendation of Leland, who in turn claims to have relied on representations of Defendant Leon Kalvaria (“Kalvaria”). (Leland Aff. PP 3, 6).
     n1 As of April 15, 1997, the rule governing Statements of Material Fact on motions for summary judgment is Local Rule 56.1. The above referenced 3(g) statements were submitted to this Court before April 15, 1997, and thus the Court will refer to the parties’ submissions as Local 3(g) Statements (“3(g) Stmt.”) throughout this Memorandum and Order.
[*3]

1998 U.S. Dist. LEXIS 3945, *
     Mountleigh was a public limited company that developed and traded commercial property in Europe and owned and operated Galerias Preciados (“Galerias”), a retail business located in Spain. (Defs.’ 3(g) P 1). Mountleigh’s shares were traded on the London Stock Exchange. (Id.) Defendants Nelson Peltz (“Peltz”) and Peter W. May (“May”) were appointed respectively as Chairman and Joint Managing Director of Mountleigh in November, 1989, (Id. PP 10, 12). In November, 1989 and January, 1990, Peltz and May made several purchases of Mountleigh shares through holding companies, resulting in their ownership of approximately 22% of Mountleigh’s equity. (Id. P 23).
     By May, 1991, Mountleigh Holdings-NP I, Inc. and Mountleigh Holdings-NP II, Inc., both wholly owned by Peltz, collectively controlled approximately 15% of Mountleigh’s outstanding ordinary shares. (Am. Compl. P 6). Mountleigh Holdings-PWM I, Inc., wholly owned by May, owned approximately 7% of Mountleigh’s outstanding ordinary shares during the same period. (Am. Compl. P 9). Thus, the three institutional Defendants (collectively, the “Holding Companies”) owned a total of approximately 22% of Mountleigh’s outstanding ordinary [*4] shares in 1991, with Peltz constituting Mountleigh’s single largest shareholder. (Defs.’ 3(g) P 23). The Getty Trust purchased approximately half of the Holding Companies’ shares in May, 1991. (Id. P 31).
     1. Mountleigh’s Status
     While the Trust transaction was negotiated, Mountleigh was a troubled company attempting to arrange a debt restructuring with its lending banks. (Pl.’s 3(g) P 87). In April, 1991, Mountleigh’s financial advisor and underwriter, UBS Phillips & Drew, prepared an internal report on Mountleigh predicting that the company would run out of cash by June, 1991 unless it engineered an equity infusion of at least $ 50 million. (Id. PP 22, 40; Pl.’s Ex. 37 at 23). This report also found that an acceleration of asset sales would be necessary, as even a cash infusion of $ 100 million would only provide breathing space until February, 1992. (Id.).
     One of Mountleigh’s most attractive assets appeared to be its group of Spanish properties comprised by Galerias. According to Plaintiff, Defendants assured Leland that the value of the Spanish properties could be easily realized to provide Mountleigh with needed funds. (Id. P 40). Under Spanish law, however, [*5] redundancy payments were required to be made to any employees terminated when Spanish assets were sold, rendering the Galerias properties more of a drain than an asset and forcing Mountleigh to sell properties in the United Kingdom instead. (Id. PP 72 n.1, 73-74).
     2. Relationship Between the Parties
     Leon Kalvaria is described by Plaintiff as “the principal spokesperson for Peltz and May in communicating with the Trust.” (Am. Compl. P 11). Prior to the events of 1991, Leland and Kalvaria enjoyed a relationship characterized by Leland as “both professionally and personally close.” (Leland Aff. PP 3, 5-8). In 1988, Kalvaria served as an investment banking advisor to the Trust, and worked closely with Leland over an investment decision. (Id. P 6). From this interaction, Leland states that Kalvaria learned that the Trust preferred transactions where its investment would be “co-extensive with that of another investor having comparable financial resources but also having the investment banking and other financial resources to evaluate the investment in detail,” as the Trust would “rely heavily on that other investor and its advisors” since their interests were aligned. (Id. [*6] ). Leland discussed this approach with Kalvaria on numerous occasions. (Id.).
     Since that time, Kalvaria approached Leland on occasion with investment suggestions for the Trust. (Defs.’ 3(g) P 25). Kalvaria proposed a transaction involving the Trust, Peltz and May as early as 1989. (Pl.’s 3(g) P 25; Leland Aff. P 5). Leland first met Peltz in the summer of 1990. (Defs.’ 3(g) P 24). In February, 1991, Leland convened with Peltz, May, and Kalvaria to discuss a potential investment involving the merger of Mountleigh with another entity. (Id. P 26). Leland ultimately rejected this transaction as unsuitable to the Trust’s purposes, because “it did not contemplate a coequal investment by Peltz and May of the type favored by the Getty Trust.” (Leland Aff. P 10).
     In the first week of May, 1991, Kalvaria suggested to Leland the possibility of the Trust purchasing half of Peltz and May’s Mountleigh shares. n2 (Def.’ 3(g) P 28). Kalvaria told Leland that the rules of the London Stock Exchange governing when Peltz and May could sell their shares dictated that the contemplated sale occur by mid-May. (Pl.’s 3(g) P 34). A basic principle of the London Stock Exchange Model Code requires that [*7] “dealings should not normally take place for a minimum period” preceding publication of a company’s annual operating results. (See Model Code for Securities Transaction by Directors of Listed Companies (1991), at 5.42.) n3 Defendants referred to the Model Code’s prohibition of such sales within the 60 days preceding the release of annual results as justification for the original May 15 deadline for closing of the sale. n4 (Id. P 34). In order to meet this deadline, Leland believed “a decision whether to go forward had to be made by about May 9.” (Leland Aff. P 14).
     n2 The Complaint identifies this date as “on or about May 7, 1991.” (Am. Compl. P 13.)

1998 U.S. Dist. LEXIS 3945, *
Leland specifies May 7 as the date on which he first heard of the proposed investment in a telephone call from Kalvaria. (Leland Aff. P 11.)
     n3 Rule 3.1 of the Model Code prohibits a director from dealing in securities for “two months immediately preceding the preliminary announcement of the company’s annual results . . . unless the circumstances are exceptional.” (See Def.’s Appendix, Vol 1, Model Code at 5.45). The London Stock Exchange’s public announcement censuring Peltz and May for violation of the Model Code stated that “the basic principles referred to preclude directors from dealing for a minimum period (normally two months) prior to announcement of regularly recurring information such as results.” (Pl.’s 3(g) P 125; Def.’s Exh. 62, at G05693).
     [*8]
     n4 This date was later revised to May 17, and, finally, to May 19. (Pl.’s 3(g) P 34.)
     Between May 7, 1991, and the closing date, Kalvaria made a number of oral representations to Leland regarding Mountleigh’s status. (Id. PP 12-13). In addition, Kalvaria sent Leland a series of documents providing written information on Mountleigh, the current state of the British property market, and Galerias. (Def.’ 3(g) P 34). On May 15, Kalvaria sent Plaintiff a letter and financial presentation of current and projected outlook for Mountleigh, noting in the letter that the results were before “write-offs” of $ 60 million, however, this figure was later to be revised upwards to more than $ 80 million. (Pl.’s 3(g) P 51; Def.’s Ex. 10). During mid-May, Plaintiff was also furnished with an “Information Pack” which included a presentation to Mountleigh’s banks. (Defs.’ 3(g) P 34). The first copy of this bank presentation faxed to Leland on May 16, contained only a partial cashflow forecast for Mountleigh. (Pl.’s 3(g) P 34). The hard copy sent that day, did contain a complete cashflow forecast through 1992-93, [*9] but it did not arrive until after the initial closing date. (Id. P 34; Leland Aff. P 28.)
     The extent and content of Defendants’ disclosures prior to the transaction regarding Mountleigh’s net asset value, Mountleigh’s fiscal year-end losses, Mountleigh’s cash situation, the status of Mountleigh’s Spanish properties, and the nature of Mountleigh’s relationship with its financing banks, are contested by the parties. Plaintiff asserts that Defendants misrepresented the significance of Mountleigh’s debt restructuring as a source of breathing room to sell properties in the United Kingdom at a later date, and that Defendants did not disclose that such sales were in fact required to stay afloat. (See Pl.’s 3(g) P 103). Plaintiff further asserts that Kalvaria told Leland that Mountleigh was under no pressure to sell properties in the United Kingdom in 1991-92, and that financing had already been arranged with the banks. (Id. P 43). n5. In addition, Kalvaria portrayed Peltz and May’s participation in the additional purchase of Mountleigh shares as “voluntary,” when this arrangement was later revealed to have been a condition required by Mountleigh’s financing banks. (Leland Aff. [ *10] P 27).
     n5 The parties also dispute whether the timetable of financing set forth in the written materials provided to Leland contradicted this representation. (See Pl.’s 3(g) P 43; see also Def.’s Ex. 10 at G02564).
     Plaintiff asserts that Defendants’ written representations deliberately concealed Mountleigh’s illiquidity as of May 1991, as Mountleigh’s anticipated cashflow statements failed to indicate the urgency of Mountleigh’s cash situation, and underestimated the cashflow deficit by a factor of 10. (Pl.’s 3(g) P 40). Plaintiff asserts that Defendants knew at the time of the transaction that, even with large infusions of funds, the Spanish properties — described by Kalvaria as Mountleigh’s “crown jewel” — would not generate needed cash for two years, but represented to Plaintiff that the sale of the Galerias properties would be sufficient to pay off Mountleigh’s debts. (Pl.’s 3(g) P 102; Leland Aff. P 18). Although the documents furnished to Leland indicated planned sales of property in the United [*11] Kingdom, Plaintiff argues that these sales were not portrayed as necessary, but merely as a source of “fresh equity” desired to realize value. (Pl.’s 3(g) P 102).
     As to the redundancies required under Spanish law, Plaintiff admits to having been informed of the law on this subject, but states that Defendants failed to disclose the difficulties posed by the projected sales of Spanish assets. (See Pl.’s 3(g) PP 72-74). Defendants argue, on the other hand, that the documents provided to Leland in the Information Pack disclosed sufficient information to clarify the situation with the Spanish properties and to counteract any statements made orally by Kalvaria. (Def.’s 3(g) PP 72-74).
     3. Completion of the Transaction
     According to Defendants, Mountleigh’s Board “met” on the transaction prior to its undertaking. (Def.’s 3(g) P 30). Plaintiff asserts, however, that the Board did not formally approve the sale. (Pl.’s 3(g) P 30). On May, 19, 1991, a Stock Purchase Agreement was executed between the Getty Trust and Peltz and May. (Defs.’ 3(g) P

1998 U.S. Dist. LEXIS 3945, *
29). The Agreement contained several warranties. Section 2.2 of the Agreement, entitled “Non-Contravention,” represented that the transaction [*12] would not “conflict with or result in any breach or violation of. . . any law, statute, regulation, order, judgment or decree applicable to [Mountleigh].” (Am. Compl. P 36.) Section 2.3 of the Agreement asserted that there had been no material adverse change since 1990 in Mountleigh’s “assets, properties, business, operations or condition (financial or otherwise).” (Am. Compl. P 28.) Section 2.4 provided that none of the documents provided by Defendants to Plaintiff in connection with the stock purchase contained material omissions or misrepresentations. (Am. Compl. P 35.)
     On May 19, 1991, The Trust wired cash funds in the amount of $ 44,077, 190.98 and, on May 20, acquired approximately 11% of Mountleigh’s equity from the Holding Companies at a purchase price above the then prevailing market price. (Def.’s 3(g) PP 31-32). n6 Leland was under the impression that a later offering of rights to existing shareholders would provide the Trust with an opportunity to buy additional shares at a below-market rate. (Leland Aff. P 27). Peltz and May had also committed to participate coequally in this projected $ 100 million rights offering to Mountleigh shareholders (Id. PP 12, 27). In [*13] accordance with the terms of the Stock Purchase Agreement, the Trust made an additional investment of over $ 28 million on August 27, 1991. (Am. Compl. P 21).
     n6 Beginning on May 20, 1991, Leland served on Mountleigh’s board for approximately one year. (Id. P 9).
     The sale of Mountleigh shares to the Trust was later found to have violated the Model Code. Mountleigh’s fiscal year ended on April 30, and typically, the company’s year-end results were reported in mid- to late July. (Defs.’ 3(g) P 2). However, the 1991 final results were released on July 5, 1991. (Id. P 50).
     Since the release date was less than two months after the sale of shares to the Trust, the London Stock Exchange issued a public announcement on August 15, 1991, censuring Peltz and May for the sale of Mountleigh’s securities within the 60-day “closed period” prior to release of its operating results and while in possession of unpublished price-sensitive information. (Pl.s 3(g) PP 110-111). The Stock Exchange letter adverted to a “clear [*14] risk that shareholders and potential investors would be given a misleading impression by the announcement on May 20 that directors of Mountleigh had sold shares at a significant premium to the market price” when the contemplated refinancing had not yet been revealed. (Id. P 114).
     In May, 1992, after the sale of a large property in the United Kingdom fell through and Mountleigh failed to negotiate further concessions from the banks, Mountleigh was placed in receivership. (Defs., 3(g) PP 57-61). All Mountleigh equity investors lost their investments; Peltz and May suffered a loss of nearly $ 150 million, while the Trust lost about $ 72.5 million (Id.).
B. Procedural Background
     Plaintiff commenced this action in 1993. Defendants subsequently brought counterclaims alleging that Plaintiff violated the Stock Purchase Agreement between the parties and seeking indemnification for attorneys’ fees. In April 1995, this Court granted Defendants permission to move for summary judgment before the completion of discovery.
     II. DISCUSSION
A. Standard
     The principles applicable to summary judgment are familiar and well-settled. [HN1] Summary judgment may be granted only when there is [*15] no genuine issue of material fact remaining for trial, and the moving party is entitled to judgment as a matter of law. Fed. R. Civ. P. 56(c); see also Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48, 91 L. Ed. 2d 202, 106 S. Ct. 2505 (1986); Corselli v. Coughlin, 842 F.2d 23 (2d Cir. 1988). “The plain language of Rule 56(c) mandates the entry of summary judgment, . . . against a party who fails to make a showing sufficient to establish the existence of an element essential to that party’s case, and on which that party will bear the burden of proof at trial.” Celotex Corp. v. Catrett, 477 U.S. 317, 322, 91 L. Ed. 2d 265, 106 S. Ct. 2548 (1986).
     As a general rule, all ambiguities and all inferences drawn from the underlying facts must be resolved in favor of the party contesting the motion, and all uncertainty as to the existence of a genuine issue for trial must be resolved against the moving party. LaFond v. General Physics Servs. Corp., 50 F.3d 165, 171 (2d Cir. 1995). As is often stated, “viewing the evidence produced in the light most favorable to the nonmovant, if a rational trier could not find for the nonmovant, then there is no genuine issue of material [*16] fact and entry of summary judgment is appropriate.” Binder v. LILCO, 933 F.2d 187, 191 (2d Cir. 1991).
B. Common Law Fraud Claim
     Plaintiff alleges common law fraud on the part of Defendants, claiming, inter alia, that Defendants misrep-

1998 U.S. Dist. LEXIS 3945, *
resented Mountleigh’s financial state, its position with respect to the sale of properties in the United Kingdom, and the status of its relationship with its banks. Defendants move for summary judgment on the grounds that Plaintiff cannot establish the elements of this claim.
     [HN2] To sustain a claim of common law fraud under New York law, a plaintiff must show that (1) the defendant made a material false representation, (2) the defendant intended to defraud the plaintiff thereby, (3) the plaintiff reasonably relied upon the representation, and (4) the plaintiff suffered damage as a result of such reliance. See Bridgestone/Firestone, Inc. v. Recovery Credit Servs., Inc., 98 F.3d 13, 19 (2d Cir. 1996); Banque Arabe et Internationale D’Investissement v. Maryland Nat’l Bank, 57 F.3d 146, 153 (2d Cir. 1995); The Pits, Ltd. v. American Express Bank Int’l, 911 F. Supp. 710, 719 (S.D.N.Y. 1996).
     “Common law fraud claims must be supported [*17] by factual allegations demonstrating the plaintiff’s actual, direct reliance on the misrepresentation or omission.” Redtail Leasing, Inc. v. Bellezza, 1997 U.S. Dist. LEXIS 14821, No. 95 Civ. 5191, 1997 WL 603496, *6, *7 (S.D.N.Y. Sept. 30, 1997) (citing to Golden Budha Corp. v. Canadian Land Co., 931 F.2d 196, 202 (2d Cir. 1991), and distinguishing common law fraud claims from action where reliance on a material omission is presumed). Each element of the fraud cause of action must be shown by clear and convincing evidence. See Banque Arabe, 57 F.3d at 152.
     In the instant case, the Court finds that facts essential to the claim of common law fraud are in dispute. As noted supra, the extent of Defendants’ oral and written disclosures prior to the transaction are contested by the parties: whether or not certain information was omitted, whether such omissions were material, and whether Plaintiff relied upon the incomplete disclosures, are determinative of this claim. For instance, the record does not clearly show what Plaintiff knew of Mountleigh’s earnings, whether Defendants misrepresented this figure, and whether Mountleigh’s earnings were material to the Trust’s decision to make the investment [*18] or whether the Trust’s interest in Mountleigh was based solely on its assets. See Pl.’s 3(g) PP 38-39, 91. Similarly, the record is also unclear over whether Leland was misled by an understatement of Mountleigh’s imminent cashflow problems and failure to disclose the urgent need to sell property for cash, or whether the information provided was sufficient to place Plaintiff on notice of the actual status of Mountleigh’s affairs. See Defs.’ 3(g) PP 81, 86.
     Notwithstanding the above areas of dispute, Defendants contend that Plaintiff, as a sophisticated investor, had sufficient knowledge to have been put on notice of material omissions which it failed to investigate. See Def.’s Mem. Law at 5. It appears, however, that Plaintiffs time to make a decision was very limited. There were a mere eight days between Kalvaria’s first suggestion of the transaction on May 7, and the original closing date of May 15. n7 In light of the extreme time pressure imposed on Plaintiff in making its decision, “to assert that Leland’s efforts to verify the information he received were insufficient to make his reliance reasonable is tantamount to asserting that he should have suspected fraud from [*19] the start.” Freschi v. Grand Coal Venture, 767 F.2d 1041, 1049 (2d Cir. 1985), vacated on different grounds, 478 U.S. 1015 (1986) (where plaintiff made investment a mere two weeks following its proposal). See also Stratford Group v. Interstate Bakeries Corp., 590 F. Supp. 859, 864 (S.D.N.Y. 1984)(finding question of reliance raised issue of fact for trial in part due to severe time constraints on the transaction); Alexander v. Evans, 1993 U.S. Dist. LEXIS 14560, No. 88 Civ. 5309, 1993 WL 427409, *1, *17 (S.D.N.Y., Oct. 15, 1993)(denying summary judgment on common law fraud action in part because, although plaintiff was a sophisticated investor, the reliance element “was not designed to shield perpetrators of fraud by forcing investors to conduct exhaustive research every time they invest money, lest the seller be manipulative or deceptive”). Given the evident time constraints imposed by Defendants on this sophisticated investor, the question of whether Plaintiff was reasonable in relying on certain representations is a question to be determined by a trier of fact.
     n7 Indeed, the time to agree to the transaction may have been as short as two days, as Leland asserts that he believed the Trust’s decision needed to be reached by approximately May 9 to meet the original target date for execution of the Stock Purchase Agreement. (See Leland Aff. P 14).
[*20]
     Defendants further argue that Plaintiff cannot support its claims of justifiable reliance on oral representations by Kalvaria to Leland because such statements were contradicted by the written materials Leland received before making the investment decision. See Def.’s Mem. Law at 4. The cases cited by Defendants in support of this argument are distinguishable on the facts, particularly for the absence of time constraints that will affect access to information and the importance of omissions, and subsequently, the reasonableness of the buyer’s reliance on oral representations made by a person arguably in a position of confidence and trust. See e.g. Grumman Allied Industries v. Rohr Indus., 748 F.2d 729, 738 (2d Cir. 1984) (granting summary judgment on finding that buyer failed to inquire into discrepancies, en-

1998 U.S. Dist. LEXIS 3945, *
joyed “undisputed access to the corporate records necessary to confirm or disprove the substance of the verbal assurance,” and no showing that relationship between parties triggered duty of disclosure) (emphasis added); Treacy v. Simmons, 1991 U.S. Dist. LEXIS 5362, No. 89 Civ. 7052, 1991 WL 67474, *1, *4-*6 (S.D.N.Y., Apr. 23, 1991) (granting summary judgment where plaintiff admits that [*21] did not read written offering materials that were replete with warnings of risk, and plaintiff “failed to set forth any evidence to overcome this glaring unjustifiable reliance on [the seller’s] statements in light of the disclosure in the offering materials.”). In the instant case, there are specific points of apparent conflict between what Kalvaria said, and what the documents provided by Kalvaria appeared to say: for example, as to the status of Mountleigh with the financing banks in May, 1991, the oral representations were that financing was already firmly arranged, whereas the written documentation included a “timetable” for the completion of the financing agreement. Whether Leland was justified in relying on Kalvaria’s statement despite the indications from the documentation, considering the context of a time pressured deal arrived at between business associates with a prior relationship, is again a genuine issue of material fact.
     Therefore, the foregoing issues and the uncertainty they raise regarding Defendants’ representations of Mountleigh’s financial conditions and the reasonableness of Plaintiff’s reliance, render it impossible to find that Plaintiff’s fraud claims fail [*22] as a matter of law. Thus, the Court denies Defendants’ motion for summary judgment on the claim of common law fraud.
C. Negligent Misrepresentation Claim
     [HN3] To support a claim of negligent misrepresentation under New York law, a plaintiff must establish “(1) carelessness in imparting words (2) upon which others were expected to rely (3) upon which they did act or failed to act (4) to their damage; further, (5) the author must express the words directly, with knowledge they will be acted upon, to one whom the author is bound to by some relation [of] duty or care.” The Pits, 911 F. Supp. at 720; see also ABF Capital Management v. Askin Capital Management, L.P., 957 F. Supp. 1308, 1333 (S.D.N.Y. 1997); In re JWP Inc. Sec. Litig., 928 F. Supp. 1239, 1253 (S.D.N.Y. 1996). “Under New York law, it is well established that a defendant is not liable for negligent misrepresentation unless a prior relationship existed between the defendant and plaintiff.” ABF Capital Management, 957 F. Supp. at 1333 (citing Toto v. McMahan, Brafman, Morgan & Co., 1995 U.S. Dist. LEXIS 1399, No. 93 Civ. 5894, 1995 WL 46691, *1, at *12 (S.D.N.Y. Feb. 7, 1995) (internal quotations omitted)).
     [HN4] “In the commercial context, [*23] a duty to speak with care exists when the relationship of the parties [is] such that in morals and good conscience the one has the right to rely upon the other for information.” Kimmell v. Schaefer, 89 N.Y.2d 257, 263, 652 N.Y.S.2d 715, 719, 675 N.E.2d 450 (N.Y. 1996). The Kimmell Court acknowledged that not all representations made by a seller will give rise to a duty to speak with care, since there must be a “special relationship” creating “an exceptional duty regarding commercial speech and justifiable reliance on such speech.” Id. n8 The relevant factors for this determination are the seller’s unique or special expertise on the matter at hand, or the appearance thereof; the existence of a relationship of trust or confidence between the parties; and whether the speaker was aware of the use to which the information would be put, and supplied it for that purpose. Id.. This inquiry into the existence of a special relationship is, by necessity, highly fact specific. See Gruber v. Victor, 1996 U.S. Dist. LEXIS 12567, No. 95 Civ. 2285, 1996 WL 492991, *1, *17-18 (S.D.N.Y., Aug. 28, 1996); In re JWP Inc. Sec. Litig., 928 F. Supp. at 1253.
     n8 In Kimmell, the Court distinguished representations made by a seller in a commercial transaction without “obligations arising from the speaker’s professional status,” from those made by a speaker who, by virtue of his or her training and expertise, is considered to have a special relationship of confidence and trust with their clients. 89 N.Y.2d at 263, 652 N.Y.S.2d at 719 (citing as examples, lawyers, engineers, and accountants).
[*24]
     Defendants contend that Plaintiff’s negligent misrepresentation claim must be dismissed as a matter of law, since the transaction was conducted at arms-length. The Court disagrees. Plaintiff has asserted that a special relationship grew out of Kalvaria’s prior role as the Trust’s investment banking advisor and his subsequent knowledge of the Trust’s investment philosophy, that Kalvaria’s expertise with respect to Mountleigh was relied upon because of his position and the time constraints imposed, and that Kalvaria’s oral representations to Leland regarding the proposed transaction were made with full knowledge of the confidence he enjoyed. Looking at these assertions in the light most favorable to Plaintiff, there has been a sufficient showing to set the instant case apart from a strictly arms-length commercial transaction. Compare Banque Arabe, 57 F.3d 146, 158-9 (finding no special relationship as a matter of law where negotiations were at arms-length, agreement disclaimed reliance, and buyer’s due diligence would have provided access to allegedly concealed information); with Polycast Tech.

1998 U.S. Dist. LEXIS 3945, *
     Corp. v. Uniroyal, Inc., 792 F. Supp. 244, 269-270 (S.D.N.Y. 1992)(denying summary [*25] judgment because allegations of defendants’ repeated reassurances that earning projections were accurate, and of incomplete access to defendants’ books and their superior knowledge of transaction, allowed inference of relationship “closer” than that of buyer and seller). Whether Kalvaria was indeed obligated to speak with care is not clear as a matter of law, and is therefore a question for a trier of fact.
D. Breach of Warranty Claim
     [HN5] To prevail on a claim for breach of warranty under New York law, a plaintiff must show damage suffered from the breach of an express warranty that plaintiff relied upon as part of a contract. Metromedia Co. v. Fugazy, 983 F.2d 350, 360 (2d Cir. 1992); CBS Inc. v. Ziff-Davis Publ’g Co., 75 N.Y.2d 496, 503-4, 554 N.Y.S.2d 449, 453, 553 N.E.2d 997 (N.Y. 1990). Regarding the “reliance” element, the New York Court of Appeals has stated that the critical question is whether the buyer believed he or she was purchasing the seller’s promise as to the truth of the warranted information. CBS Inc., 75 N.Y.2d at 503, 554 N.Y.S.2d at 452-53. A claim for breach of warranty does not require a showing that plaintiff believed that the actual assurances [*26] in the warranty would be fulfilled, but rather a showing that the warranty was bought and breached. Id.. See also Metromedia, 983 F.2d at 360.
     The extent and source of the buyer’s knowledge about the truth of what the seller is warranting, is still relevant to the this claim. “Where a buyer closes on a contract in the full knowledge and acceptance of facts disclosed by the seller which would constitute a breach of warranty under the terms of the contract, the buyer should be foreclosed from later asserting the breach.” Galli v. Metz, 973 F.2d 145, 151 (2d Cir. 1992). Moreover, the Second Circuit has recently stated “where a seller discloses up front [to the buyer] the inaccuracy of certain of his warranties, it cannot be said that the buyer — absent the express reservation of his rights — believed he was purchasing the seller’s promise as to the truth of the warranties.” Rogath v. Siebenmann, 129 F.3d 261, 265 (2d Cir. 1997). If, however, the buyer’s knowledge that the warranted facts are false comes from a source independent of the seller, the buyer is not foreclosed from later claiming a breach since “it is not unrealistic to assume that the buyer purchased the seller’s [*27] warranty as insurance against any future claims.” Id. at 265.
     Plaintiff claims that Defendants breached warranties set forth in Sections 2.2, 2.3, and 2.4 of the Stock Purchase Agreement through violation of the non-contravention provision, withholding of information regarding a material adverse change in Mountleigh’s condition, and failure to disclose material facts. n9 The record before the Court reflects that facts critical for the determination of this claim, remain in dispute.
     n9 Plaintiff also seeks indemnification from the Holding Companies pursuant to Section 7 of the Stock Purchase Agreement, and recovery under the Guarantees executed by Peltz and May for the performance of the Holding Companies under the Stock Purchase Agreement. See Am. Compl. PP 61-72. However, these grounds have not been presented on the motion for summary judgment.
     The parties disagree, as an initial matter, over whether they intended to include regulations such as the London Stock Exchange Model Code in the non-contravention [*28] provision. See Def.’s Mem. Law at 38; Pls., Mem. Law at 40. Further, the parties dispute the source and extent of Plaintiff’s awareness of potential problems with the London Stock Exchange before the agreement was signed, whether Plaintiff consented to proceed with the transaction despite the possibility of such censure, and whether such participation by Plaintiff, if it existed, effectuated a waiver of the non-contravention provision. See 3(g) Stmts. PP 113-149. n10
     n10 As a tangential matter, Defendants question the validity of the London Stock Exchange’s reaction, see Defs.’ 3(g) P 115, n.7, and also appear to question whether a censure actually occurred, id. P 110 (referring to a “public announcement [of the London Stock Exchange] “purporting” to censure Peltz and May for the Trust transaction).
     Defendants claim that Plaintiff waived the warranties set forth in sections 2.2 and 2.4 of the Stock Purchase Agreement because the parties “discussed” the legal issues posed by the Model Code prior [*29] to the transaction. Despite the fact that Section 8.4 of the Stock Purchase Agreement requires a written waiver of any express warranties, Defendants argue that under Galli, Plaintiff’s knowledge of the Model Code rules forecloses this claim. See Defs.’ Mem. Law at 39. See also Galli, 973 F.2d at 151. The Court disagrees. Unlike the situation in Galli, the parties here had not expressly agreed prior to the sale that conditions rendering the warranty false existed. There is a fundamental difference between knowledge of the Model Code prohibition against the sale of shares during the “closed” period, and knowledge that the results would actually be released within that time. Moreover, the Rogath standard requires that the

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source of the buyer’s information be also factored into the equation. These two points — whether Plaintiff knew of the projected release date of the results, and the source of that knowledge, are questions of fact in dispute.
     Indeed, the Court acknowledges that Plaintiff has put forth evidence tending to show that the Defendants’ promise as to the truth of the warranted facts was part of Plaintiff’s bargain. For example, Leland stated that in the [*30] face of uncertainty engendered by the opposing views expressed by advising counsel to the Trust, Mountleigh, Peltz and May, he acquiesced to the strategy of not consulting the London Stock Exchange in advance on the transaction, “so long as the sellers contractually undertook to shoulder all risks of any harm to the Getty Trust’s interests in the event that their view turned out to be wrong.” See Leland Aff. P 47. n11
     n11 The Court notes that Defendants’ argument that Leland’s subsequent service as one of Mountleigh’s directors operated to waive the non-contravention provision retroactively is unpersuasive. See Defs.’ Mem. Law at 41-42.
     Regarding the warranty against material omissions in Section 2.4, the parties argue over whether the year-end accounting adjustments made to Mountleigh’s estimated operating profit constituted a material misrepresentation that therefore violated this warranty. See 3(g) Stmts. P 95. The disagreement over the materiality of the write-off amount in the investment [*31] decision, is a factual inquiry related to the parties’ expectations at the time. See 3(g) Stmts. PP 100, 101. Such matters cannot be resolved on summary judgment.
     Finally, Defendants claim that Plaintiff’s alleged damages are too remote from the alleged violation of the Stock Purchase agreement to constitute a chain of causation. See Def.’s Mem. Law at 44. Plaintiff asserts that the London Stock Exchange censure precipitated Peltz and May’s resignations from Mountleigh’s board and the subsequent “unwillingness to commit the necessary resources to saving Mountleigh from failure,” resulting in a drop in market price and the Trust’s loss of its investment. See id. PP 148-49 & n.8. As a result, Plaintiffs claim that Mountleigh’s stock price dropped significantly beneath its projected level by the time of the rights issue. Id.. Looking at the facts in the light most favorable to Plaintiff, and again considering that full discovery of Mountleigh’s downward spiral has not yet been completed, such a chain of events is not so attenuated that this Court can say, as a matter of law, causation cannot be found.
E. Defendants’ Counterclaim for Breach of Contract
     Defendants [*32] also seek summary judgment on their Counterclaim against Plaintiff for breach of contract based on the alleged violated of Section 1.4 of the Stock Purchase Agreement. n12
     n12 This provision stated that Plaintiff was to pay an additional purchase price based on dividends paid by the Mountleigh shares for 1991 and on tax credits refunded to the Trust. See Counterclaim, PP 7-22.
     Defendants argue that since Plaintiff’s defenses to the Counterclaim echo the allegations of the Complaint, and since those allegations fail as a matter of law, Plaintiff has no defense to the Counterclaim. See Def.’s Mem. Law at 44-45. This argument is wholly contingent upon the success of the remainder of Defendants’ motion. Since the Court has not found that Defendants’ should prevail as a matter of law on any of the above grounds, summary judgment on the Counterclaim must also be denied.
     III. CONCLUSION
     For the foregoing reasons, this Court finds that genuine issues of material fact exist on Plaintiff’s claims of common law [*33] fraud, negligent misrepresentation and breach of warranty under New York law. Accordingly, Defendants’ motion for summary judgment on these claims is hereby DENIED.
     Defendants’ motion for summary judgment on the Counterclaim relied upon a finding that the allegations of the Complaint fail as a matter of law. Since such a finding was not made, Defendants’ motion for summary judgment on the counterclaim is hereby DENIED.
     The Court hereby DIRECTS that the parties appear before this Court on Friday, May 1, 1998 for a conference to schedule the completion of discovery and pre-trial submissions in this matter.
SO ORDERED.
Dated: New York, New York
March 26, 1998
Deborah A. Batts
U.S.D.J.

In re Triarc Companies, Inc.

2 of 2 DOCUMENTS
IN RE TRIARC COMPANIES, INC. CLASS AND DERIVATIVE LITIGATION
Consolidated C.A. No. 15746
COURT OF CHANCERY OF DELAWARE, NEW CASTLE
791 A.2d 872; 2001 Del. Ch. LEXIS 10
December 15, 2000, Submitted
January 12, 2001, Decided
SUBSEQUENT HISTORY: [**1]
     Released for Publication by the Court February 8, 2001. Released for Publication December 19, 2001. As Modified December 19, 2001.
DISPOSITION:
     The objection asserted by T.S.L. Perlman is overruled.
CASE SUMMARY:
PROCEDURAL POSTURE: Plaintiff stockholders filed a series of class and derivative complaints relating to the award of additional compensation to defendant executives by defendant directors. These complaints sought equitable relief. The parties reached a settlement agreement that primarily benefitted the corporation, and plaintiff individual stockholder objected.
OVERVIEW: Defendant directors awarded compensation to defendant executives in excess of what was approved by plaintiff stockholders. Plaintiffs brought a series of class and derivative complaints alleging breaches of fiduciary duty and the terms of the compensation plan. Plaintiffs sought recission of option awards and disgorgement to the corporation of cash bonuses. The parties reached a settlement agreement that primarily benefitted the corporation, and plaintiff individual stockholder objected because he thought the class claims could support a monetary recovery directly to the plaintiffs. The court overruled plaintiff individual’s objection. Counsel for both sides agreed that the settlement was fair to the corporation and fair to the plaintiffs as a class. The duty of disclosure claims would not have supported a class claim for money damages, even nominal money damages. To the extent that the complaints alleged the existence of individual claims based on theories of contract or promissory estoppel, those claims were properly regarded as derivative in nature. Thus, they would not support an award of money damages to plaintiff individual or persons similarly situated.
OUTCOME: Objection overruled because the settlement agreement was fair to all parties, and the duty of disclosure and contract claims did not support the award of money damages to individuals.
LexisNexis(R) Headnotes
Civil Procedure > Settlements > Settlement Agreements Civil Procedure > Class Actions
[HN1] Delaware law favors the voluntary settlement of corporate disputes. Moreover, when passing on a proposed class action settlement, the court must evaluate whether it is fair and reasonable in the light of all relevant factors.
Civil Procedure > Settlements > Settlement Agreements Civil Procedure > Class Actions
[HN2] In the context of whether to permit a class action settlement, the court considers the probable validity of the claims made by the plaintiffs on behalf of the class and the likelihood that those claims might have led to a monetary recovery on behalf of the named plaintiff or those similarly situated to him. If it appears that those claims are weak or of little or no probable value or would not likely result in any recovery of damages by individual stockholders, it is fair to bar those claims as part of the overall settlement.
Business & Corporate Entities > Corporations > Directors & Officers > Management Duties & Liabilities
[HN3] Where directors have breached their disclosure duties in a corporate transaction that has in turn caused

791 A.2d 872, *; 2001 Del. Ch. LEXIS 10, **
impairment to the economic or voting rights of the stockholders, there must at least be an award of nominal damages.
Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations
[HN4] The distinction between claims belonging to the corporation and those that can be prosecuted directly by stockholders individually is often a narrow one. Nevertheless, it may be said that, where the substantive nature of the alleged injury is such that it falls directly on the corporation as a whole and collectively, but only secondarily, upon its stockholders as a function of and in proportion to their pro rata investment in the corporation, the claim is derivative in nature and may be maintained only on behalf of the corporation. To set out an individual action, the Moran test requires that the plaintiff must allege either an injury which is separate and distinct from that suffered by other shareholders, or a wrong involving a contractual right of a shareholder, such as the right to vote, or to assert majority control, which exists independently of any right of the corporation.
Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations
[HN5] The normal understanding is that claims relating to executive compensation matters are derivative in nature.
Business & Corporate Entities > Corporations > Shareholders & Other Constituents > Actions Against Corporations
[HN6] Where the claim is of such a nature that the only available relief is either equitable or directed to the benefit of the corporation, it is unavoidable that persons who sever their economic relationship with the corporation during the litigation will not benefit from a settlement or a judgment in favor of the class. Those persons are viewed as having sold their interest in the claim with their shares, and there is nothing unfair or unreasonable about a judgment that bars their later assertion of an insubstantial claim for money damages alleged to arise out of the same act or transaction.
COUNSEL: Joseph A. Rosenthal, Esquire, ROSENTHAL, MONNHAIT, GROSS & GODDESS, Wilmington, Delaware; Jill S. Abrams, Esquire, ABBEY, GARDY & SQUITIERI, New York; Robert M. Kornreich, Esquire, Robert C. Finkel, Esquire, WOLF POPPER LLP, New York, New York, Attorneys for Plaintiffs.
Richard I. G. Jones, Jr., Esquire, ASHBY & GEDDES, Wilmington, Delaware; Gerald Harper, Esquire, Jonathan H. Hurwitz, New York, New York, Attorneys for Defendants Peltz and May.
Martin P. Tully, Esquire, MORRIS, NICHOLS, ARSHT & TUNNELL, Wilmington, Delaware, Attorneys for Defendants Carey, Chajet, Jaffe, Levato, Schwab, Troubh and Tsai, and Nominal Defendant Triarc Companies, Inc.
Grover C. Brown, Esquire, GORDON FOURNARIS & MAMMARELLA, Wilmington, Delaware, Attorneys for Morris and Morris, Chimicles & Tikellis, and Wolf Haldenstein Adler Freeman & Herz.
T.S.L. Perlman, Attorney at Law, Wshington, D.C., pro se.
JUDGES: Stephen P. Lamb, Vice Chancellor.
OPINIONBY: Stephen P. Lamb
OPINION: [*874]
     MEMORANDUM OPINION
LAMB, Vice Chancellor
     I.
     In 1994, Triarc Companies Inc. [**2] sought and obtained, by means of a written proxy statement, stockholder approval of a compensation agreement (“Plan”) between the corporation and its two most senior executives, Nelson Peltz and Peter May. The proxy statement disclosed that the compensation to be paid to Peltz and May under that agreement would be “in lieu of base salary, annual performance bonuses and long term compensation for a six-year period beginning April, 1993.”
     Three years later, plaintiffs filed a series of class and derivative complaints, here and in another court, alleging that Triarc’s directors breached their fiduciary duties and the terms of the Plan by awarding Peltz and May additional cash bonuses and stock options after the Plan was approved by stockholders. These complaints sought equitable relief in the form of rescission of the option awards and disgorgement to the corporation of the cash bonuses. The relief sought in the complaints was limited, in general, to remedies that benefited the corporation directly and its stockholders only indirectly, by virtue of their ownership interests.

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     The parties to the litigations reached a settlement that was presented to the court on November 20, 2000, on [**3] notice to all potentially interested parties. At the hearing, I stated on the record that I was satisfied that the economic terms of the settlement, which provide for a substantial recovery on behalf of the corporation, are fair and reasonable and should be approved. n1 Similarly, I stated and explained my conclusion that the amount of fees sought by plaintiffs as a group was fair and reasonable and should be also approved. Nevertheless, I did not then enter the final order and judgment but took the matter under advisement in order to consider and resolve an objection lodged by T.S.L. Perlman, an attorney at law appearing pro se. n2
     n1 The settlement consideration consists of a $ 5 million note given by Peltz and May payable to Triarc, the cancellation of 775,000 Triarc stock options awarded to Peltz and May, and the additional agreement of defendants’ insurer to pay an award of counsel’s fees up $ 2.5 million. This recovery appears to represent a substantial portion of the relief that might have been achieved through a trial of this matter.
     n2 There is also an unrelated dispute among two groups of plaintiffs’ counsel over the proper division of the fee. That matter has now been referred to a Special Master for initial consideration and decision.
[**4]
     Perlman’s objection is based on the observation that (i) all of the relief provided by terms of the proposed settlement inures directly to the benefit of the corporation and only indirectly to the stockholder class, and (ii) the language of release found in the proposed final order and judgment would bar the claims of persons, like him, who were stockholders of Triarc at the time of the stockholder vote approving the Plan but who have since sold their shares. Perlman argues that it is unfair to bar and release whatever claims he and other former stockholders may have when they are to receive no benefit from the settlement.
     I conclude from my review of the nature of the claims asserted on behalf of the class, that it is fair and reasonable to bar those claims in return for the consideration contemplated by the settlement. In my opinion, those claims would not have supported an award of money damages to individual class members but, rather, only equitable or injunctive relief. The derivative claim, by contrast, could have been found to justify both money damages and [*875] equitable relief. The proposed settlement contemplates both the payment of money to the corporation and the surrender [**5] of 775,000 options previously awarded to Peltz and May. This combination of monetary and equitable relief is a reasonable and adequate basis on which to release both the derivative and class claims.
     The fact that certain members of the class, such as Perlman, have sold their Triarc stock, and thus will not benefit, even indirectly, from the proposed settlement, does not change this result. Those persons chose to dissociate their economic interests from the corporation and, by doing so, to forego the opportunity to benefit from either the equitable relief aspects of the class claims or the potential benefit to the corporation from the derivative claims. Where, as here, the class claims do not support an award of monetary damages, a settlement of those claims that does not include the payment of money to individual class members (including those who are no longer stockholders) may be, nonetheless, both fair and reasonable.
     II.
     The consolidated and amended complant filed this action in December 1997, alleges a combination of class and derivative claims arising out of the adoption and implementation of the plan. The derivative claims rest on the premise that any decision to [**6] pay compensation to Peltz and May beyond the amounts authorized by the Plan was made in breach of the directors’ fiduciary duties to the corporation.
     The class claims are based on statements made in the 1994 proxy statement by which stockholder approval of the Plan was obtained. These claims, in substantial part, are for breach of the directors’ duty of disclosure and include the following:
*The proxy statement misled stockholders into believing that Peltz and May would not receive further compensation for six years and failed to disclose that the board of directors “convertly reserved the right” to award Peltz and May additional compensation beyond that authorized by the Plan; and
* The proxy statement affirmatively misrepresented the value of the performance options to be issued under the Plan as $ 32 million, rather than $ 42 million.
     The complaint also alleges, as a class claim, that the disclosure in the proxy statement to the effect that Peltz and May would not receive any further base salary, annual performance bonus or long-term compensation for six years beginning April 1993, resulted in a contract or a

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promissory estoppel running to the benefit of the stockholders [**7] individually and as a group. Paragraph 45 of the consolidated complaint alleges:
The members of the 1994 Board also violated their obligations of good faith and fair dealing inherent in the promises made to Triarc’s public shareholders in the 1994 Proxy Statement with respect to the conditions and limitations attached to the compensation of defendants Peltz and May. Such promises were made directly to Triarc’s public shareholders to induce them to approve the amendments to the Plan, which approval was a precondition to the grant of the Performance Options.
     Perlman’s objection is grounded on the argument that the class claims asserted in the complaint could support a monetary recovery directly by the stockholders. As he says, “it is settled that misrepresentations or nondisclosures in proxy statements soliciting votes give rise to direct actions for damages by stockholders who suffer economic injury.” n3 He goes on to [*876] argue that: “elementary principles of contract law indicate that claims for breach of promise are personal to the promisee or, in the case of a contract for the benefit of a third party, the third party beneficiaries.” From this, he implies, he had a right [**8] to recover money damages on the so-called breach of contract or promissory estoppel claims.
     n3 For this proposition, Perlman cites Malone v. Brincat. Del. Supr., 722 A.2d 5 (1998); London v. Archer-Daniels-Midland Co., Del. Supr., 700 A.2d 135 (1997); and In re Tri-Star Pictures, Inc., Litig., Del. Supr., 634 A.2d 319 (1993).
     III.
     I start with the proposition that [HN1] Delaware law favors the voluntary settlement of corporate disputes. n4 Moreover, when passing on a proposed class action settlement, I must evaluate “whether [it] is fair and reasonable in the light of all relevant factors.” n5 As already mentioned, the terms of the proposed settlement contemplate a substantial recovery by Triarc that approximates what might have been obtained on its behalf had the matter been litigated to a conclusion. n6 Thus, there is no question that the proposed settlement is fair and reasonable to Triarc. Counsel for the parties also argue that the settlement is fair [**9] to the class because, they say, the class had no viable claims for substantial monetary damages, as opposed to equitable relief. Thus, they argue, the terms of the settlement, including the repayment of cash to Triarc and the surrender of options, adequately account for any viable claims belonging to the class.
     n4 Kahn v. Sullivan, Del. Supr., 594 A.2d 48, 58 (1991).
     n5 In re Caremark International Inc. Derivative Litig., Del. Ch., 698 A.2d 959, 966 (1996).
     n6 See supra n. 1.
     In passing on Perlman’s objection, I direct my attention to [HN2] “the probable validity of the claims” made by the plaintiffs on behalf of the class and the likelihood that those claims might have led to a monetary recovery on behalf of Perlman or those similarly situated to him. n7 If it appears that those claims are weak or of little or no probable value or would not likely result in any recovery of damages by individual stockholders, it is fair to bar those claims as part of the overall [**10] settlement. Indeed, it is unreasonable to think that the defendants should be willing to pay substantial consideration in settlement without receiving in exchange a release that is at least as broad as the claims that were actually asserted against them in the litigation, even claims that are of only speculative value. n8 If, by contrast, the class had a viable claim for substantial monetary relief, Perlman’s objection to the failure of the settlement to allocate any consideration to the class claims would be more troubling.
     n7 Polk v. Good, Del Supr., 507 A.2d 531, 536 (1986).
     n8 In re Resorts International Shareholders Litig., 1988 Del. Ch. LEXIS 130, *27, Del. Ch., C.A. Nos. 9470 and 9605, Hartnett, V.C. (Sept. 7, 1988).
     The alleged class claims were of two kinds: those alleging a violation of the directors’ duty of disclosure that arose at the time of the 1994 proxy solicitation, and those arising thereafter when the allegedly improper compensation awards were made predicated on a theory of breach [**11] of contract or promissory estoppel. These claims fail for different reasons.
     A.
     First, the duty of disclosure claims would very likely not have supported a recovery of money damages. Perlmian relies on In re Tri-Star Pictures, Inc., Litig. n9

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for the proposition that individual [*877] class members might have recovered damages. But Tri-Star was narrowly limited to its facts in Loudon v. Archer-Daniels-Midland Co. n10 and can no longer be thought to support an award of damages (even nominal damages) in a case such as this. In Loudon, the Supreme Court said, as follows: “Tri-Star stands only for the narrow proposition that, [HN3] where directors have breached their disclosure duties in a corporate transaction that has in turn caused impairment to the economic or voting rights of the stockholders, there must at least be an award of nominal damages.” n11 At the same time, however, Loudon recognized a much broader category of cases in which a violation of the duty of disclosure will ordinarily support only a claim for equitable or injunctive relief. The court stated that it was “difficult to see how damages may also be available in such a case.” n12
     n9 Del. Supr., 634 A.2d 319.
[**12]
     n10 Del. Supr., 700 A.2d 135, 142.
     n11 Id.
     n12 Id. at 141.
     Here, the duty of disclosure claims alleged in the complaint attacked the validity of the stockholder vote approving the Plan. The Plan did not impair stockholders’ economic or voting rights as did the disputed transaction in Tri-Star. n13 Thus, even if the present disclosure claims succeeded, the appropriate remedy would likely have been equitable, limited to an order either requiring a resolicitation and revote or rescinding the Plan. Based on Loudon, I conclude that the duty of disclosure claims would not have supported a class claim for money damages, even nominal money damages.
     n13 Tri-Star involved an attack on the entire fairness of a complex of transactions by which Tri-Star exchanged new common shares equal to 220 percent of its outstanding stock for a group of allegedly overvalued assets belonging to its largest stockholder, thereby increasing that stockholder’s percentage ownership to more than 80 percent of the equity. As a result of the transaction, the Delaware Supreme Court read the complaint to allege a substantial impairment of both the voting and economic rights of the public stockholders. 634 A.2d at 330-32.
[**13]
     n14 In expressing this view, I note that the plaintiffs represented at the November 20, 2000 hearing that they had failed to substantiate the claim that the defendant directors deliberately misinformed the Triarc stockholders or purposefully misrepresented their intention with regard to Peltz’s and May’s future compensation. Perlman does not contend otherwise. Thus, this case is to be distinguished from Malone, Del. Supr., 722 A.2d at 14 (knowing dissemination of materially false information in regular public filings and reports may result in finding of breach of fiduciary duty by corporate directors).
     n15 I also note my view that the failure of the proposed settlement to make allowance for the possibility of an award of nominal damages to putative class members does not support an objection to the fairness and reasonableness of its terms or the scope of the proposed settlement class. Nominal damages are merely symbolic in nature and usually trivial in amount. Charles T. McCormick, Handbook on the Law of Damages, § 20, at 85 (1935). Compared to the substantial terms of the proposed settlement, the possible award of nominal damages is plainly an immaterial consideration.
[**14]
     Moreover, the record before me supports the conclusion that the specific disclosure claims had little merit. Plaintiffs adequately explored these claims and, for sufficient reasons explained in the record, concluded that they were unlikely to succeed at trial. Perlman does not question this judgment or otherwise argue about the likely merit of these claims.
     B.
     Second, to the extent that the complaint alleges (and Perlman argues for) the existence of individual claims based on theories [*878] of contract or promissory estoppel, I conclude that those claims are properly regarded as derivative in nature. Thus, they would not support an award of money damages to Perlman or persons similarly situated.
     [HN4] The distinction between claims belonging to the corporation and those that can be prosecuted directly by stockholders individually is often “a narrow one.” n16 Nevertheless, “it may be said that, where the substantive nature of the alleged injury is such that it falls directly on the corporation as a whole and collectively, but only secondarily, upon its stockholders as a function of and in

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proportion to their pro rata investment in the corporation, the claim is derivative in nature and [**15] may be maintained only on behalf of the corporation.” n17 In Moran v. Household Int’l, Inc., the Court of Chancery explained as follows:
To set out an individual action, the plaintiff must allege either “an injury which is separate and distinct from that suffered by other shareholders,” ... or a wrong involving a contractual right of a shareholder, such as the right to vote, or to assert majority control, which exists independently of any right of the corporation. n18
The Delaware Supreme Court later described this formulation as “a useful guide.” n19
     n16 Kramer v. Western Pacific Indus., Inc., Del. Supr., 546 A.2d 348, 351-52 (1988).
     n17 Donald J. Wolfe and Michael A. Pittenger, Corporate and Commercial Practice in the Delaware Court of Chancery, § 9-2, at 516 (1998) [hereinafter Wolfe & Pittengeri].
     n18 Del. Ch., 490 A.2d 1059, 1069-1070 (1985) (quoting 12b William Meade Fletcher et al., Fletcher Cyclopedia of the Law of Private Corporations, § 5921, at 452 (perm, ed., rev. vol. 1984)(citation and footnote omitted)), aff’d, Del. Supr., 500 A.2d 1346 (1986).
[**16]
     n19 Lipton v. News Int’l, PLC, Del. Supr., 514 A.2d 1075, 1078 (1986).
     Applying that “useful guide” here, it is clear that whatever injury Perlman (or other individual stockholders) suffered as a result of the payment of additional elements of compensation to Peltz and May gave rise to a derivative, not an individual, claim. Perlman concedes as much with respect to the payment of cash bonuses. However, he argues that the issuance of additional options to Peltz and May “directly injured the shareholders, because the potential increase in outstanding shares diluted their ownership interest and transferred part of it to the option holders.” This argument fails the Moran test, as the injury alleged is not “separate and distinct from that suffered by other shareholders” and does not involve any “contractual right of a shareholder.” This result is consonant [HN5] with the normal understanding that claims relating to executive compensation matters are derivative in nature. n20
     n20 Wolfe & Pittenger, § 9-2(a) at 518.
[**17]
     IV.
     The fact that the class claims asserted on behalf of the stockholder class had little or no chance of recovering money damages (even nominal damages) leads me to conclude that it is fair and reasonable to release those claims in the context of a proposed settlement that provides substantial recovery on behalf of the corporation and, indirectly, its stockholders. Moreover, Perlman’s decision to sell his shares during the pendency of the litigation and, thus, forego the possibility of benefiting from the equitable and derivative-type relief sought by the litigation, provides no reason to exclude him from the class for purposes of the settlement. Indeed, it is commonplace for class certification orders [*879] entered by this Court in actions involving the internal affairs of Delaware corporations to define the relevant class as all persons (other than the defendants) who owned shares as of a given date, and their transferees, successors and assigns. [HN6] Where the claim is of such a nature that the only available relief is either equitable or directed to the benefit of the corporation, it is unavoidable that persons who sever their economic relationship with the corporation during the [**18] litigation will not benefit from a settlement or a judgment in favor of the class. Those persons are viewed as having sold their interest in the claim with their shares, and there is nothing unfair or unreasonable about a judgment that bars their later assertion of an insubstantial claim for money damages alleged to arise out of the same act or transaction. n21
     n21 Resorts, 1988 Del. Ch. LEXIS 130, *19.
     Perlman cites Shingala v. Becor Western Inc. n22 to support his argument for exclusion. While the court in that case did exclude a limited number of former shareholders from the definition of a settlement class, the court’s reasoning does not support the same result here. In Becor Western, the objector sought to exclude from the settlement class all former stockholders who, because they had sold their shares into the market, would not participate in the revised merger terms included in the settlement. The court overruled the objection except to the extent that such former stockholders could be thought to have [**19] a viable claim for money damages based on their earlier sale. The court included in the definition

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of the approved settlement class all of those former stockholders who, it appeared from the record, had no substantial claim for money damages. As the court said: “Since it now appears that those selling stockholders who are members of the class have not suffered any damages, I find that their interests are not antagonistic to those of the named plaintiffs.” n23 Because I have similarly concluded that Perlman (and other selling stockholders) had no viable claim for money damages, I read Becor Western as supporting my decision to reject his objection to the proposed settlement.
     n22 1998 Del. Ch, LEXIS 14, Del. Ch., C.A. Nos. 8858 and 8859, Berger, V.C. (Feb. 3, 1988).
     n23 1998 Del. Ch. LEXIS 14, *18.
     * * * *
     Before concluding, I offer the observation that the admixture of derivative and class claims presented here is potentially inherent in any transaction that (a) involves an outflow of corporate assets (in this case stock, as part of [**20] an executive compensation plan) and that (b) is approved by shareholders. As a theoretical matter, any such transaction will always be subject (at least potentially) to attack on the (derivative) ground that the underlying transaction was economically unfair to the corporation and on the (individual or class) ground that the shareholder approval of the transaction was improperly obtained. The question will be: under what conditions must a settlement of both claims result in separate consideration flowing to the corporation and to the class.
     In drafting a settlement involving a transaction of this kind, counsel must be mindful of these two separate categories of claims. If counsel conclude that the derivative claims have value, settlement consideration will flow to the corporation. But even if counsel properly conclude that the disclosure claims have merit, it does not follow that a portion of the settlement proceeds must flow directly to the shareholder class, unless counsel also conclude [*880] that the disclosure claims fall outside of that broad category of cases recognized by Loudon as supporting only a claim for equitable or injunctive relief. In this case the disclosure claims [**21] would not support a monetary recovery, and hence were properly disregarded in determining both the amount and the proper recipients of the settlement consideration.
     V.
     For all of these reasons, the objection asserted by T.S.L. Perlman is overruled. Thus, and for the additional reasons found in the record of the November 20, 2000 hearing in this matter, the proposed settlement will be approved and an order and final judgment will be entered. Counsel for the parties are instructed to confer upon an appropriate form of order and to submit such an order to the court no later than January 19, 2001, on notice to Perlman.
     Stephen P. Lamb
     Vice Chancellor